As filed with the U.S. Securities and Exchange Commission on June 24, 2014

Securities Act File No.  333-192499

Investment Company Act File No. 811-10223

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement Under The Securities Act Of 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 2	☒

and/or

Registration Statement Under The Investment Company Act Of 1940	☒

Amendment No. 36	☒
(Check appropriate box or boxes)

VOYA SENIOR INCOME FUND

(Exact Name of Registrant Specified in Charter)

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code:  (800) 992-0180

Huey P. Falgout, Jr. Voya Investments, LLC 7337 E. Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258 (Name and Address of Agent for Service)	With copies to: Jeffrey S. Puretz, Esq. Dechert LLP 1900 K St. N.W. Washington, DC 20006

Approximate Date of Proposed Public Offering:  As soon as practical after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐              When declared effective pursuant to section 8 (c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

☐ Immediately upon filing pursuant to paragraph (b)	☒ on June 30, 2014 pursuant to paragraph (b)
☐ 60 days after filing pursuant to paragraph (a)	☐ on (date) pursuant to paragraph (a)

☐            This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This registration statement incorporates a combined prospectus pursuant to Rule 429, which relates to earlier registration statements filed by the Registrant on November 22, 2013 (333-192499), June 27, 2013 (333-189639), June 26, 2012 (333-175174), June 28, 2011 (333-175174), April 14, 2008 (333-150236), June 28, 2007 (333-144159), June 30, 2006 (See File No. 333-135548), June 29, 2005 (See File No. 333-126224), December 6, 2004 (See File No. 333-121014), June 28, 2004 (See File No. 333-116936), February 23, 2004 (see File No. 333-113012), November 7, 2003, (see File No. 333-110317), September 22, 2003 (see File No. 333-109005), August 15, 2003 (see File No. 333-108020), July 17, 2003 (see File No. 333-107124), July 1, 2002 (see File No. 333-91662) and March 30, 2001 (see File No. 333-54910). This prospectus will also be used in connection with sales of securities registered by the Registrant under those registration statements. This registration statement and the registration statements amended hereby will be collectively referred to as the “Registration Statement.”

VOYA SENIOR INCOME FUND

(“Registrant”)

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

*                                                      Cover Sheet

*                                                      Contents of Registration Statement

*                                                      Explanatory Note

*                                                     Registrant’s Class A, Class B, Class C, Class I, and Class W Common Shares’ Prospectus dated June 30, 2014

*                                                     Registrant’s Class A, Class B, Class C, Class I, and Class W Common Shares’ Statement of Additional Information dated June 30, 2014

*                                                     Part C

*                                                      Signature Page

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 on Form N-2 to the Registration Statement of Voya Senior Income Fund (the “Registrant”) is being filed under Rule 486(b) under the Securities Act of 1933, for the purpose of finalizing the Registrant’s Class A, Class B, Class C, Class I and Class W Common Shares’ Prospectus and Statement of Additional Information each dated June 30, 2014.

Prospectus
June 30, 2014
•	Voya Senior Income Fund
(formerly, ING Senior Income Fund)
Class/Ticker: A/XSIAX, B/XSIBX, C/XSICX, I/XSIIX, W/XSIWX Common Shares
This Prospectus sets forth concisely the information about Voya Senior Income Fund (“Fund”) that a prospective investor ought to know before investing. You should read it carefully before you invest and keep it for future reference. The Fund has filed with the U.S. Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) dated June 30, 2014 containing additional information about the Fund. The SAI is incorporated by reference in its entirety into this Prospectus. You may obtain a free copy of the SAI, annual shareholder report, and unaudited semi-annual shareholder report by contacting the Fund at 1-800-992-0180 or by writing to the Fund at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258-2034. The Fund's SAI, annual shareholder report, and unaudited semi-annual shareholder report are also available free of charge on the Fund's website at www.voyainvestments.com. The Prospectus, SAI, and other information about the Fund are also available on the SEC's website (www.sec.gov). The table of contents for the SAI appears in the back of this Prospectus.
The Fund’s investment objective is to provide investors with a high level of monthly income. Market fluctuations and general economic conditions can adversely affect the Fund. There is no guarantee that the Fund will achieve its investment objective. Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund's use of leverage. See “Risk Factors and Special Considerations” later in this Prospectus for a discussion of any factors that make an investment in the Fund speculative or high risk.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Voya Senior Income Fund
The following synopsis is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus.
DESCRIPTION OF THE FUND
The Fund
The Fund is a continuously-offered, diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). It was organized as a Delaware statutory trust on December 14, 2000. The Fund offers four separate classes of Common Shares: Class A, Class C, Class I, and Class W. Class B Common Shares are closed to new investments. See “Classes of Shares” later in this Prospectus.
Investment Objective
To provide investors with a high level of monthly income. There is no assurance that the Fund will achieve its investment objective.
Adviser/Sub-Adviser
Voya Investments, LLC (formerly, ING Investments, LLC) (“Voya Investments” or “Adviser”), an Arizona limited liability company, serves as the investment adviser to the Fund. Voya Investments has overall responsibility for the management of the Fund. Voya Investments oversees all investment advisory and portfolio management services for the Fund. Voya Investments is registered with the SEC as an investment adviser.
The Adviser is an indirect, wholly-owned subsidiary of Voya Financial, Inc. (formerly, ING U.S., Inc.) Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries. As of the date of this Prospectus, Voya Financial, Inc. is a subsidiary of ING Groep N.V. (“ING Groep”). ING Groep is a global financial institution of Dutch origin, with operations in more than 40 countries.
In October 2009, ING Groep submitted a restructuring plan (the “Restructuring Plan”) to the European Commission in order to receive approval for state aid granted to ING Groep by the Kingdom of the Netherlands in November 2008 and March 2009. To receive approval for this state aid, ING Groep was required to divest its insurance and investment management businesses, including Voya Financial, Inc., before the end of 2013. In November 2012, the Restructuring Plan was amended to permit ING Groep additional time to complete the divestment. Pursuant to the amended Restructuring Plan, ING Groep must divest at least 25% of Voya Financial, Inc. by the end of 2013, more than 50% by the end of 2014, and the remaining interest by the end of 2016 (such divestment, the “Separation Plan”).
In May 2013, Voya Financial, Inc. conducted an initial public offering of Voya Financial, Inc. common stock (the “IPO”). In October 2013, ING Groep divested additional shares in a secondary offering of common stock of Voya Financial, Inc. In March, 2014, ING Groep divested additional shares, reducing its ownership interest in Voya Financial, Inc. below 50%. Voya Financial, Inc. did not receive any proceeds from these offerings.
ING Groep has stated that it intends to sell its remaining interest in Voya Financial, Inc. over time. While the base case for the remainder of the Separation Plan is the divestment of ING Groep’s remaining interest in one or more broadly distributed offerings, all options remain open and it is possible that ING Groep’s divestment of its remaining interest in Voya Financial, Inc. may take place by means of a sale to a single buyer or group of buyers.
It is anticipated that one or more of the transactions contemplated by the Separation Plan would result in the automatic termination of the existing investment advisory and sub-advisory agreements under which the Adviser and sub-adviser provide services to the Fund. In order to ensure that the existing investment advisory and sub-advisory services can continue uninterrupted, the Board approved new advisory and sub-advisory agreements for the Fund, in connection with the IPO. Shareholders of the Fund approved the new investment advisory and sub-advisory agreements prompted by the IPO, as well as any future advisory and sub-advisory agreements prompted by the Separation Plan that are approved by the Board and whose terms are not materially different from the current agreements. This means that shareholders may not have another opportunity to vote on a new agreement with the Adviser or an affiliated sub-adviser even if they undergo a change of control, as long as no single person or group of persons acting together gains “control” (as defined in the 1940 Act) of Voya Financial, Inc.
The Separation Plan, whether implemented through public offerings or other means, may be disruptive to the businesses of Voya Financial, Inc. and its subsidiaries, including the Adviser and affiliated entities that provide services to the Fund, and may cause, among other things, interruption of business operations or services, diversion of management’s attention from day-to-day operations, reduced access to capital, and loss of key employees or customers. The completion of the Separation Plan is expected to result in the Adviser’s loss of access to the resources of ING Groep, which could adversely affect its business. Since a portion of the shares of Voya Financial, Inc., as a standalone entity, are publicly held, it is subject to the reporting requirements of the Securities Exchange Act of 1934 as well as other U.S. government and state regulations, and subject to the risk of changing regulation.
The Separation Plan may be implemented in phases. During the time that ING Groep retains a significant interest in Voya Financial, Inc., circumstances affecting ING Groep, including restrictions or requirements imposed on ING Groep by European and other authorities, may also affect Voya Financial, Inc. A failure to complete the Separation Plan could create uncertainty about the nature of the relationship between Voya Financial, Inc. and ING Groep, and could adversely affect Voya Financial, Inc. and the Adviser and its affiliates. Currently, the Adviser
Voya Senior Income Fund
1

and its affiliates do not anticipate that the Separation Plan will have a material adverse impact on their operations or the Fund and its operations.
Voya Investments' principal office is located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. As of March 31, 2014, Voya Investments managed approximately $54 billion in assets.
The Adviser receives an annual fee, payable monthly, in an amount equal to 0.80% of the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper, or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (“Managed Assets”). This definition includes the assets acquired through the Fund's use of leverage.
Voya  Investment Management Co. LLC (formerly, ING Investment Management Co. LLC) (“Voya IM” or “Sub-Adviser”) serves as sub-adviser to the Fund. Voya IM is an affiliate of the Adviser.
See “Investment Management and Other Service Providers - Sub-Adviser” later in this Prospectus.
Distributions
Income dividends on Common Shares accrue and are declared daily and paid monthly. Income dividends will be automatically reinvested in additional shares of the Fund at the Fund's net asset value (“NAV”) with no sales charge, unless a shareholder elects to receive distributions in cash or to purchase shares of another Voya mutual fund. The Fund may make one or more annual payments from any realized capital gains.
Principal Investment Strategies
The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in U.S. dollar-denominated floating rate secured senior loans (“Senior Loans”). The Fund will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal market conditions, the Fund invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and in U.S. territories and possessions or Canada.
The Senior Loans in which the Fund invests either hold the most senior position in the capital structure of the borrower, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower's assets) that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically below investment-grade quality. Investments rated below investment-grade (or of similar quality if unrated) are commonly known as high-yielding, high risk investments or as “junk” investments.
The Fund typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Fund becomes one of a number of lenders investing in the loan. The Fund may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Fund seeks to minimize such counterparty risk by purchasing such investments from large, well established and highly rated counterparties.
Other Investment Strategies and Policies
Loans in which the Fund invests typically have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. The maximum duration of an interest rate reset on any loan in which the Fund may invest is one year. In order to achieve overall reset balance, the Fund will ordinarily maintain a dollar-weighted average time until the next interest rate adjustment on its loans of 90 days or less.
Although the Fund has no restrictions on investment maturity, normally at least 80% of its portfolio will be invested in assets with remaining maturities of ten years or less.
To seek to increase the yield on the Common Shares, the Fund may engage in lending its portfolio securities. Such lending will be fully secured by investment-grade collateral held by an independent agent.
The Fund may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans, notes and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; corporate debt securities; equity securities incidental to investment in loans; repurchase and reverse repurchase agreements; and, subject to 1940 Act limitations, other investment companies such as money market funds. See “Investment Objective and Policies” later in this Prospectus.
Leverage
To seek to increase the yield on the Common Shares, the Fund employs financial leverage by borrowing money and may also issue preferred shares. The timing and terms of leverage will be determined by the Fund's Board of Trustees (“Board”) in consultation with the Adviser or Sub-Adviser. See “Risk Factors and Special Considerations - Leverage” later in this Prospectus.
Borrowings
Under the 1940 Act, the Fund may borrow an amount equal to up to 33 1⁄3% of its total assets (including the proceeds of the borrowings) less all liabilities other than borrowings. The Fund's obligation to holders of its debt will be senior to its ability to pay dividends on, or repurchase, Common Shares (and preferred shares, if any), or to pay holders of Common Shares (and preferred shares, if any) in the event of liquidation.
2
Voya Senior Income Fund

Preferred Shares
The Fund is authorized to issue an unlimited number of shares of a class of preferred stock in one or more series (“Preferred Shares”). The Fund's obligations to holders of any outstanding Preferred Shares will be senior to its ability to pay dividends on, or repurchase, Common Shares, or to pay holders of Common Shares in the event of liquidation. Under the 1940 Act, the Fund may issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding Preferred Shares.
The 1940 Act also requires that the holders of any Preferred Shares of the Fund, voting as a separate class, have the right to:
•	elect at least two trustees at all times; and
•	elect a majority of the trustees at any time when dividends on any series of Preferred Shares are unpaid for two full years.
As of June 13, 2014 the Fund had no Preferred Shares outstanding. The Fund may consider issuing Preferred Shares during the current fiscal year or in the future.
Diversification
The Fund maintains a diversified investment portfolio through an investment strategy which seeks to limit exposure to any one issuer or industry.
The Fund is diversified, as such term is defined in the 1940 Act. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or other investment companies). The Fund will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to make payment of scheduled principal or interest, the Fund will separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan. This investment strategy is a fundamental policy that may not be changed without shareholder approval. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.
Concentration
In addition, a maximum of 25% of the Fund's total assets, measured at the time of investment, may be invested in any one industry. This investment strategy is also a fundamental policy that may not be changed without shareholder approval.
Continuous Offering
The Fund continuously offers its Common Shares for sale. Sales are made through selected broker-dealers and financial services firms which enter into agreements with Voya Investments Distributor, LLC (formerly, ING Investments Distributor, LLC) (“Distributor”), the Fund's principal underwriter. Common Shares are sold at a public offering price equal to their NAV per share. The Fund and the Distributor reserve the right to reject any purchase order. Please note that cash, traveler's checks, third party checks, money orders, and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted for purchase of Common Shares.
Repurchase Offers
To maintain a measure of liquidity, the Fund will offer to repurchase not less than 5% of its outstanding Common Shares on a monthly basis (“Repurchase Offers”). This is a fundamental policy that can not be changed without shareholder approval. The Fund currently anticipates offerings to repurchase not less than 5% of its outstanding Common Shares each month. The Fund may not offer to repurchase more than 25% of its outstanding Common Shares in any calendar quarter. Other than the Fund's monthly repurchase offers, no market for the Fund's Common Shares is expected to exist. The applicable early withdrawal charge (“EWC”) will be imposed on certain repurchased Class A Common Shares, Class B Common Shares, and Class C Common Shares. See “Sales Charges” and “Repurchase Offers” later in this Prospectus for important information relating to the acceptance of Fund offers to repurchase Common Shares.
Administrator
The Fund's administrator is Voya Funds Services, LLC (formerly, ING Funds Services, LLC) (“Administrator”). The Administrator is an affiliate of the Adviser. The Administrator receives an annual fee, payable monthly, in a maximum amount equal to 0.10% of the Fund's Managed Assets.
Principal Risks
Credit Risk on Senior Loans    The Fund invests a substantial portion of its assets in below investment-grade Senior Loans and other below investment-grade assets. Below investment-grade loans commonly known as high-yielding, high risk investments or as “junk” investments involve a greater risk that borrowers may not make timely payment of the interest and principal due on their loans. They also involve a greater risk that the value of such loans could decline significantly. If borrowers do not make timely payments of the interest due on their loans, the yield on the Fund's Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Fund's NAV will decrease.
Demand For Loans    An increase in demand for loans may adversely affect the rate of interest payable on new loans acquired by the Fund and it may also increase the price of loans in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Fund's portfolio, which could cause the Fund's NAV to decline.
Voya Senior Income Fund
3

Interest Rate    Changes in short-term market interest rates will directly affect the yield on the Fund's Common Shares. If short-term market interest rates fall, the yield on the Fund's Common Shares will also fall. To the extent that the interest rate spreads on loans in the Fund's portfolio experience a general decline, the yield on the Fund’s Common Shares will fall and the value of the Fund's assets may decrease, which will cause the Fund's NAV to decrease. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Fund's portfolio, the impact of rising rates will be delayed to the extent of such lag. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Fund's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Fund investments, adversely affect values, and increase the Fund’s costs. If dealer capacity in fixed-income and related markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income and related markets.
Leverage    The Fund’s use of leverage through borrowings or the issuance of Preferred Shares can adversely affect the yield on the Fund's Common Shares. To the extent that the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Fund's Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Fund invests, the effect of that decline will be magnified in the Fund because of the additional assets purchased with the proceeds of the leverage. As of June 13, 2014 the Fund had $236.5 million in outstanding borrowings under its credit facility and did not have any Preferred Shares outstanding.
Limited Liquidity For Investors    The Fund does not repurchase its shares on a daily basis and no market for the Fund’s Common Shares is expected to exist. To provide a measure of liquidity, the Fund will normally make monthly repurchase offers for not less than 5% of its outstanding Common Shares. If more than 5% of Common Shares are tendered for repurchase by investors, investors may not be able to completely liquidate their holdings in any one month. Shareholders also will not have liquidity between these monthly repurchase dates. See “Repurchase Offers” later in this Prospectus.
Limited Secondary Market for Loans    Because of the limited secondary market for loans, the Fund may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price.
Non-U.S. and Non-Canadian Issuers    The Fund may invest up to 20% of its total assets, measured at the time of investment, in loans, secured or unsecured, to borrowers that are organized or located in countries outside the United States and outside U.S. territories and possessions or Canada.
The Fund may invest up to 15% of its total assets, measured at the time of investment, in investments denominated in the Organization for Economic Co-operation and Development (“OECD”) currencies (including the euro), other than the U.S. dollar. The Fund will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Fund arising from foreign currency fluctuations. The Fund may not be entirely successful in implementing this hedging strategy, resulting in the Fund being adversely affected by foreign currency fluctuations. Investment in foreign borrowers involves special risks, including that foreign borrowers may be subject to:
•	less rigorous regulatory, accounting, and reporting requirements than U.S. borrowers;
•	differing legal systems and laws relating to creditors' rights;
•	the potential inability to enforce legal judgments;
•	economic adversity that would result if the value of the borrower's non-U.S. dollar denominated revenues and assets were to fall because of fluctuations in currency values; and
•	the potential for political, social, and economic adversity in the foreign borrower's country.
Temporary Defensive Positions     When market conditions make it advisable, the Fund may hold a portion of its assets in cash and short-term interest bearing instruments. Moreover, in periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive position is appropriate, up to 100% of the Fund's assets may be held in cash and/or short-term interest bearing instruments. The Fund may not achieve its investment objective when pursuing a temporary defensive position.
4
Voya Senior Income Fund

WHAT YOU PAY TO INVEST - FUND EXPENSES

The cost you pay to invest in the Fund varies depending upon which class of Common Shares you purchase. In accordance with SEC requirements, the table below shows the expenses of the Fund, including interest expense on borrowings, as a percentage of the average net assets of the Fund and not as a percentage of gross assets or Managed Assets. By showing expenses as a percentage of the average net assets, expenses are not expressed as a percentage of all of the assets that are invested for the Fund. The table below assumes that the Fund has borrowed an amount equal to 25% of its Managed Assets. For information about the Fund’s expense ratios if the Fund had not borrowed, see “Risk Factors and Special Considerations - Annual Expenses Without Borrowings.”
Fees and Expenses of the Fund
Class	Class A	Class B1	Class C	Class I	Class W
Shareholder Transaction Expenses
Maximum sales charge on your investment (as a percentage of offering price)[2]	2.50%[3]	None	None	None	None
Dividend Reinvestment Fees	None	None	None	None	None
Early Withdrawal Charge	None[4]	3.00%[4]	1.00%[4]	None	None
Exchange Fee	None	None	None	None	None
Annual Expenses (as a percentage of average net assets attributable to Common Shares)
Management and Administrative Fees[5]	1.20%	1.20%	1.20%	1.20%	1.20%
Service Fee	0.25%	0.25%[6]	0.25%	None	None
Distribution Fee[7]	None	0.75%	0.50%	None	None
Interest Expense on Borrowed Funds	0.41%	0.41%	0.41%	0.41%	0.41%
Other Operating Expenses[8]	0.17%	0.17%	0.17%	0.17%	0.17%
Total Annual Expenses	2.03%	2.78%	2.53%	1.78%	1.78%
Fee Waivers/Reimbursements/Recoupment[9]	0.02%	(0.23)%	0.02%	0.02%	0.02%
Net Annual Expenses[10]	2.05%	2.55%	2.55%	1.80%	1.80%
1	Class B Common Shares automatically convert to Class A Common Shares eight years after purchase. See “Classes of Shares” later in this Prospectus.
2	The Distributor will pay a dealer reallowance for Class A Common Shares from the sales charge. The Distributor will pay a sales commission for Class B and Class C Common Shares to authorized dealers from its own assets.
3	Reduced for purchases of $100,000 and over, please see “Sales Charges.”
4	There is no front-end sales charge if you purchase Class A Common Shares in the amount of $1 million or more. Class A Common Shares purchased in an amount of $1 million or more are subject to a 1.00% EWC if repurchased by the Fund within one year of purchase. Class B Common Shares repurchased by the Fund within five years after purchase will incur an EWC as follows: 3.00% during the first year after purchase; 2.50% during the second year after purchase; 2.00% during the third year after purchase; 1.50% during the fourth year; and 1.00% during the fifth year after purchase. Class C Common Shares repurchased by the Fund within the first year after purchase will incur a 1.00% EWC. See “Sales Charges - Early Withdrawal Charge.” No EWC will be charged on redemptions that are due to the closing of shareholder accounts having a value of less than $1,000.
5	Pursuant to its investment advisory agreement with the Fund, the Adviser is entitled to receive a fee of 0.80% of the Fund's Managed Assets. See “Investment Management and Other Service Providers - The Investment Adviser.” Pursuant to its Administration Agreement with the Fund, the Administrator is entitled to receive a fee of 0.10% of the Fund's Managed Assets. See “Investment Management and Other Service Providers - The Administrator.”
6	The Distributor is contractually obligated to waive the service fee for Class B Common Shares through July 1, 2015. There is no guarantee that the service fee waiver will continue after July 1, 2015. The service fee waiver will only renew if the Distributor elects to renew it.
7	Because the distribution fees payable by Class B and Class C Common Shares may be considered an asset-based sales charge, long-term shareholders in those classes of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the Financial Industry Regulatory Authority.
8	Other Operating Expenses are estimated amounts for the current fiscal year.
9	The Adviser is contractually obligated to limit expenses of the Fund, through July 1, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, leverage expenses, other investment-related costs, and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination and such termination is approved by the Fund’s board; or (ii) the management agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. For more information regarding the Fund’s expense limitation agreement, please see the SAI.
10	If the expenses of the Fund are calculated on the Managed Assets of the Fund (assuming that the Fund has used leverage by borrowing an amount equal to 25% of the Fund’s Managed Assets), the Net Annual Expenses for the Fund would be lower than the expenses shown in the table. Such lower Net Annual Expense ratios would be as follows: 1.54%, 1.91%, 1.91%, 1.36%, and 1.36% for Class A, Class B, Class C, Class I, and Class W shares, respectively.
5

WHAT YOU PAY TO INVEST - FUND EXPENSES (continued)

Examples
The following Examples show the amount of the expenses that an investor in the Fund would bear on a $1,000 investment in the Fund that is held for the different time periods in the table. In the first table, it is assumed that the $1,000 remains invested over the entire 10-year period. As a result, no EWCs are included in the listed expense amounts. The second table assumes that the $1,000 investment is tendered and repurchased at the end of each period shown. As a result, EWCs are imposed on certain of those repurchases.
The Examples assume that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Net Annual Expenses in the previous table remain the same in the years shown (except that the Fee Waivers/Reimbursements only apply for the first year). The tables and the assumption in the Examples of a 5% annual return are required by regulations of the SEC applicable to all investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Shares. For more complete descriptions of certain of the Fund's costs and expenses, see “Classes of Shares,” “Sales Charges,” and “Investment Management and Other Service Providers.”
Example #1—No Repurchases	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and borrowings by the Fund in an amount equal to 25% of its Managed Assets.
Class A Common Shares	$43	80	120	233
Class B Common Shares	$23	75	130	265
Class C Common Shares	$23	70	120	260
Class I Common Shares	$16	50	87	190
Class W Common Shares	$16	50	87	190

Example #2—With Repurchases at Period End	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return, borrowings by the Fund in an amount equal to 25% of its Managed Assets, and the tender and repurchase of the entire investment at the end of each period shown.
Class A Common Shares	$43	80	120	233
Class B Common Shares	$53	93	140	265
Class C Common Shares	$33	70	120	260
Class I Common Shares	$16	50	87	190
Class W Common Shares	$16	50	87	190
The purpose of each table is to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. See “Classes of Shares - Choosing a Share Class.”
The foregoing Examples should not be considered a representation of future expenses and actual expenses may be greater or less than those shown.
6

FINANCIAL HIGHLIGHTS

The financial highlights on the following pages are intended to help you understand the Fund's Class A, Class B, Class C, Class I, and Class W shares' financial performance for the past ten fiscal years or, if shorter, the period of the share class' operations. The financial information has been derived from the Fund's financial statements that were audited by KPMG LLP, an independent registered public accounting firm. The report of KPMG LLP, along with the financial statements included in the annual shareholder report dated February 28, 2014, which includes the financial highlights for the most recent ten fiscal years  or, if shorter, the period of the share class' operations are incorporated herein by reference. A free copy of the annual shareholder report may be obtained by calling 1-800-992-0180.
7

FINANCIAL HIGHLIGHTS (continued)

Selected data for a share of beneficial interest outstanding throughout each year or period.
		Per Share Operating Performance									Ratios to average net assets after reimbursement/ recoupment			Ratios to average net assets before reimbursement/ recoupment			Supplemental data
	Net asset value, beginning of year or period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	Distributions from net investment income	Distributions from net realized gains on investments	Distributions from return of capital	Total distributions	Net asset value, end of year or period	Total Investment Return(1)	Expenses (before interest and other fees related to revolving credit facility)(2)(3)	Expenses (with interest and other fees related to revolving credit facility)(2)(3)	Net investment income (loss)(2)(3)	Expenses (before interest and other fees related to revolving credit facility)(3)	Expenses (with interest and other fees related to revolving credit facility)(3)	Net investment income (loss)(3)	Net assets, end of year or period	Portfolio Turnover	Borrowings at end of year or period	Asset coverage per $1,000 of debt	Average borrowings(4)	Shares outstanding at end of year or period
Year or period ended	($)	($)	($)	($)	($)	($)	($)	($)	($)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000's)	(%)	($000's)	($)	($000's)	(000's)
Class A
02-28-14	13.34	0.70*	0.26	0.96	(0.72)	—	(0.08)	(0.80)	13.50	7.44	1.61	1.98	5.23	1.59	1.95	5.25	403,027	76	293,500	4,090	228,860	29,859
02-28-13	12.76	0.95	0.60	1.55	(0.97)	—	—	(0.97)	13.34	12.56	1.66	2.14	7.23	1.68	2.16	7.21	234,056	94	169,000	4,470	191,959	17,541
02-29-12	13.40	0.75	(0.75)	(0.00)•	(0.64)	—	—	(0.64)	12.76	0.13	1.63	2.09	5.54	1.66	2.13	5.51	237,853	68	202,000	3,810	208,126	18,644
02-28-11	12.60	0.52	0.89	1.41	(0.57)	—	(0.04)	(0.61)	13.40	11.52	1.52	1.93	4.27	1.51	1.92	4.28	400,327	64	183,000	5,430	158,805	29,876
02-28-10	8.74	0.50*	4.01	4.51	(0.65)	—	—	(0.65)	12.60	52.65	1.46	1.82	4.44	1.61(5)	1.97(5)	4.29(5)	455,482	39	108,000	9,390	94,368	36,155
02-28-09	13.21	0.77	(4.47)	(3.70)	(0.77)	—	—	(0.77)	8.74	(29.08)(a)	1.61	2.81	6.52	1.71	2.91	6.42	278,225	10	152,000	5,080	288,762	31,849
02-29-08	15.57	1.04	(2.35)	(1.31)	(0.95)	(0.03)	(0.07)	(1.05)	13.21	(8.94)	1.53	2.81	6.85	1.53	2.81	6.85	595,017	56	544,000	3,484	426,164	45,039
02-28-07	15.56	1.01	0.02	1.03	(1.02)	—	—	(1.02)	15.57	6.84	1.50	2.56	6.42	1.48	2.54	6.44	998,140	57	237,000	10,171	404,137	64,122
02-28-06	15.59	0.78	(0.03)	0.75	(0.78)	—	—	(0.78)	15.56	4.96	1.50	2.20	4.98	1.48	2.18	5.00	918,621	82	389,000	6,519	325,044	59,029
02-28-05	15.47	0.55	0.18	0.73	(0.56)	(0.05)	—	(0.61)	15.59	4.80	1.34	1.45	6.49	1.35	1.46	3.48	736,740	82	163,000	1,251	34,767	47,252
Class B
02-28-14	13.31	0.65*	0.24	0.89	(0.66)	—	(0.08)	(0.74)	13.46	6.84	2.11	2.48	4.82	2.34	2.70	4.59	525	76	293,500	4,090	228,860	39
02-28-13	12.72	1.17	0.33	1.50	(0.91)	—	—	(0.91)	13.31	12.13	2.16	2.64	6.67	2.43	2.91	6.40	694	94	169,000	4,470	191,959	52
02-29-12	13.36	0.72	(0.78)	(0.06)	(0.58)	—	—	(0.58)	12.72	(0.38)	2.13	2.59	5.01	2.41	2.87	4.73	10,670	68	202,000	3,810	208,126	839
02-28-11	12.57	0.43	0.91	1.34	(0.51)	—	(0.04)	(0.55)	13.36	10.92	2.02	2.42	3.75	2.26	2.66	3.51	24,293	64	183,000	5,430	158,805	1,818
02-28-10	8.71	0.45*	4.00	4.45	(0.59)	—	—	(0.59)	12.57	52.11	1.96	2.32	4.04	2.36(5)	2.72(5)	3.64(5)	34,655	39	108,000	9,390	94,368	2,758
02-28-09	13.17	0.70	(4.45)	(3.75)	(0.71)	—	—	(0.71)	8.71	(29.47)(a)	2.11	3.31	6.02	2.46	3.66	5.67	32,838	10	152,000	5,080	288,762	3,768
02-29-08	15.53	0.96	(2.34)	(1.38)	(0.94)	(0.03)	(0.01)	(0.98)	13.17	(9.43)	2.04	3.35	6.36	2.29	3.60	6.11	75,885	56	544,000	3,484	426,164	5,760
02-28-07	15.53	0.92	0.02	0.94	(0.94)	—	—	(0.94)	15.53	6.26	2.00	3.06	5.91	2.23	3.29	5.68	111,749	57	237,000	10,171	404,137	7,195
02-28-06	15.57	0.70	(0.04)	0.66	(0.70)	—	—	(0.70)	15.53	4.37	1.99	2.69	4.45	1.97	2.67	4.47	120,254	82	389,000	6,519	325,044	7,742
02-28-05	15.45	0.47*	0.18	0.65	(0.48)	(0.05)	—	(0.53)	15.57	4.28	1.87	1.94	2.93	2.13	2.19	2.67	125,200	82	163,000	1,251	34,767	8,043
Class C
02-28-14	13.32	0.64*	0.25	0.89	(0.66)	—	(0.08)	(0.74)	13.47	6.85	2.10	2.47	4.78	2.08	2.44	4.81	345,801	76	293,500	4,090	228,860	25,664
02-28-13	12.74	0.88	0.61	1.49	(0.91)	—	—	(0.91)	13.32	12.05	2.14	2.62	6.75	2.16	2.64	6.73	265,812	94	169,000	4,470	191,959	19,949
02-29-12	13.38	0.68	(0.74)	(0.06)	(0.58)	—	—	(0.58)	12.74	(0.38)	2.13	2.59	5.11	2.16	2.63	5.08	273,361	68	202,000	3,810	208,126	21,454
02-28-11	12.58	0.48	0.87	1.35	(0.51)	—	(0.04)	(0.55)	13.38	10.99	2.02	2.43	3.78	2.01	2.42	3.79	354,965	64	183,000	5,430	158,805	26,522
02-28-10	8.73	0.45*	3.99	4.44	(0.59)	—	—	(0.59)	12.58	51.87	1.96	2.32	3.98	2.11(5)	2.47(5)	3.83(5)	388,111	39	108,000	9,390	94,368	30,843
02-28-09	13.19	0.71	(4.46)	(3.75)	(0.71)	—	—	(0.71)	8.73	(29.42)(a)	2.11	3.31	6.02	2.21	3.41	5.92	280,599	10	152,000	5,080	288,762	32,152
02-29-08	15.55	0.96	(2.34)	(1.38)	(0.88)	(0.03)	(0.07)	(0.98)	13.19	(9.42)	2.04	3.35	6.35	2.04	3.35	6.35	625,516	56	544,000	3,484	426,164	47,406
02-28-07	15.55	0.93	0.01	0.94	(0.94)	—	—	(0.94)	15.55	6.25	2.00	3.06	5.92	1.98	3.04	5.93	927,950	57	237,000	10,171	404,137	59,679
02-28-06	15.58	0.70	(0.03)	0.67	(0.70)	—	—	(0.70)	15.55	4.44	1.99	2.69	4.46	1.97	2.67	4.48	923,549	82	389,000	6,519	325,044	59,402
02-28-05	15.46	0.47	0.18	0.65	(0.48)	(0.05)	—	(0.53)	15.58	4.28	1.83	1.94	2.88	1.83	1.95	2.87	830,584	82	163,000	1,251	34,767	53,316
Class I
02-28-14	13.31	0.73*	0.27	1.00	(0.76)	—	(0.08)	(0.84)	13.47	7.76	1.33	1.70	5.43	1.30	1.67	5.46	109,180	76	293,500	4,090	228,860	8,106
02-28-13	12.73	0.99	0.59	1.58	(1.00)	—	—	(1.00)	13.31	12.87	1.41	1.89	7.50	1.43	1.91	7.48	36,900	94	169,000	4,470	191,959	2,772
02-29-12	13.37	0.71	(0.68)	0.03	(0.67)	—	—	(0.67)	12.73	0.38	1.38	1.84	6.19	1.41	1.88	6.16	27,051	68	202,000	3,810	208,126	2,126
02-28-11	12.54	0.63	0.84	1.47	(0.60)	—	(0.04)	(0.64)	13.37	12.05	1.27	1.68	4.71	1.26	1.67	4.72	3,977	64	183,000	5,430	158,805	297
02-28-10	8.67	0.51*	4.01	4.52	(0.65)	—	—	(0.65)	12.54	53.19	1.21	1.57	4.42	1.36(5)	1.72(5)	4.27(5)	26	39	108,000	9,390	94,368	2
04-15-08(6) – 2-28-09	13.24	0.66	(4.61)	(3.95)	(0.62)	—	—	(0.62)	8.67	(30.38)(a)	1.26	2.46	6.87	1.36	2.56	6.77	2	10	152,000	5,080	288,762	0**
8

FINANCIAL HIGHLIGHTS (continued)

(3)	Annualized for periods less than one year.
(4)	Based on the active days of borrowing.
(5)	Includes excise tax fully reimbursed by the Investment Adviser.
(6)	Commencement of operations.
*	Calculated using average amount of shares outstanding throughout the period.
**	Amount is less than 500.
•	Amount is less than $0.005 or more than $(0.005).
(a)	There was no impact on total return due to payments by affiliates.
(1)	Total investment return has been calculated assuming a purchase at the beginning of each period and a sale at the end of each period and assumes reinvestment of dividends, capital gain distributions, and return of capital distributions/allocations, if any, on the dividend/distribution date. Total investment return does not include sales load.
(2)	The Investment Adviser has agreed to limit expenses excluding interest, taxes, brokerage commissions, leverage expenses, other investment related costs and extraordinary expenses, subject to possible recoupment by the Investment Adviser within three years to the following: Class A - 0.90% of Managed Assets plus 0.45% of average daily net assets; Class B - 0.90% of Managed Assets plus 1.20% of average daily net assets; Class C - 0.90% of Managed Assets plus 0.95% of average daily net assets; Class I - 0.90% of Managed Assets plus 0.20% of average daily net assets; and Class W - 0.90% of Managed Assets plus 0.20% of average daily net assets.
		Per Share Operating Performance									Ratios to average net assets after reimbursement/ recoupment			Ratios to average net assets before reimbursement/ recoupment			Supplemental data
	Net asset value, beginning of year or period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	Distributions from net investment income	Distributions from net realized gains on investments	Distributions from return of capital	Total distributions	Net asset value, end of year or period	Total Investment Return(1)	Expenses (before interest and other fees related to revolving credit facility)(2)(3)	Expenses (with interest and other fees related to revolving credit facility)(2)(3)	Net investment income (loss)(2)(3)	Expenses (before interest and other fees related to revolving credit facility)(3)	Expenses (with interest and other fees related to revolving credit facility)(3)	Net investment income (loss)(3)	Net assets, end of year or period	Portfolio Turnover	Borrowings at end of year or period	Asset coverage per $1,000 of debt	Average borrowings(4)	Shares outstanding at end of year or period
Class W
02-28-14	13.36	0.74*	0.25	0.99	(0.76)	—	(0.08)	(0.84)	13.51	7.65	1.36	1.73	5.51	1.34	1.70	5.54	48,587	76	293,500	4,090	228,860	3,597
02-28-13	12.76	0.98	0.62	1.60	(1.00)	—	—	(1.00)	13.36	13.00	1.41	1.89	7.40	1.43	1.91	7.38	49,149	94	169,000	4,470	191,959	3,678
02-29-12	13.40	0.78	(0.75)	0.03	(0.67)	—	—	(0.67)	12.76	0.38	1.38	1.84	5.82	1.41	1.88	5.79	19,186	68	202,000	3,810	208,126	1,503
02-28-11	12.60	0.57	0.87	1.44	(0.60)	—	(0.04)	(0.64)	13.40	11.75	1.27	1.68	4.52	1.26	1.67	4.53	26,353	64	183,000	5,430	158,805	1,966
02-28-10	8.71	0.52*	4.02	4.54	(0.65)	—	—	(0.65)	12.60	53.18	1.21	1.57	4.47	1.36(5)	1.72(5)	4.32(5)	27,950	39	108,000	9,390	94,368	2,219
04-15-08(6) – 2-28-09	13.24	0.65	(4.56)	(3.91)	(0.62)	—	—	(0.62)	8.71	(30.07)(a)	1.21	2.56	8.25	1.31	2.66	8.15	4,202	10	152,000	5,080	288,762	482

9

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective
The Fund's investment objective is to provide investors with a high level of monthly income. The Fund seeks to achieve this investment objective by investing in the types of assets described below:
1.	Senior Loans. Under normal market conditions, at least 80% of the Fund's net assets (plus borrowings for investment purposes) will be invested in Senior Loans. This investment policy may be changed without shareholder approval so long as the Fund provides its shareholders with at least 60 days' prior notice of any changes in this investment policy. Under normal market conditions, the Fund invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and in U.S. territories and possessions or Canada.
The Senior Loans in which the Fund invests either hold the most senior position in the capital structure of the borrower, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower's assets) that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically below investment-grade credit quality. Investments rated below investment-grade (or of similar quality if unrated) are commonly known as high-yielding, high risk investments or as “junk” investments.
The Fund typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Fund becomes one of a number of lenders investing in the loan. The Fund may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Fund seeks to minimize such counterparty risk by purchasing such investments only from large, well established and highly rated counterparties.
2.	Other Investments. Under normal market conditions, the Fund may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments (“Other Investments”):
•	loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada;
•	unsecured floating rate loans, notes, and other debt instruments;
•	floating rate subordinated loans;
•	tranches of floating rate asset-backed securities, including structured notes;
•	corporate debt securities;
•	subject to 1940 Act limitations, other investment companies such as money market funds;
•	executing repurchase and reverse repurchase agreements; and
•	equity securities incidental to investments in loans.
3.	Cash and Short-Term Instruments. Under normal market conditions, the Fund may invest up to 10% of its total assets in cash and/or short-term instruments. During periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash and/or short-term instruments.
4.	Other Investment Strategies. The Fund may lend its portfolio securities, on a short-term or long-term basis, in an amount equal to up to 33 1⁄3% of its total assets.
Fundamental Policies
1.	Industry Concentration. The Fund may invest in any industry. The Fund may not invest more than 25% of its total assets, measured at the time of investment, in any single industry.
2.	Borrower Diversification. The Fund is diversified, as such term is defined in the 1940 Act. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issues or guaranteed
10

INVESTMENT OBJECTIVE AND POLICIES (continued)

by the U. S. government or any of its agencies or instrumentalities, or other investment companies). The Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.
These fundamental policies may only be changed with approval by a majority of all shareholders.
Investment Policies
The Adviser and Sub-Adviser follow certain investment policies set by the Fund's Board. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.
1.	Limitations on currencies. The Fund's investments must be denominated in U.S. dollars, provided that the Fund may invest up to 15% of its total assets in investments denominated in the OECD currencies (including the euro), other than the U.S. dollar. The Fund will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Fund arising from foreign currency fluctuations.
2.	Maturity. Although the Fund has no restrictions on portfolio maturity, under normal market conditions, at least 80% of the Fund's total assets will be invested in assets with remaining maturities of less than ten years.
3.	Limitations on Other Investments. The Fund may also invest up to 20% of its total assets, measured at the time of investment, in Other Investments. The following additional limitations apply to Other Investments:
•	Unsecured Debt Instruments. The Fund may not invest in unsecured floating rate loans, notes, and other debt instruments, in an aggregate amount that exceeds 20% of the Fund's total assets, measured at the time of investment.
•	Equities. The Fund may acquire equity securities only as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt.
•	Subordinated Loans. The Fund may not invest in floating rate subordinated loans, whether or not secured, in an aggregated amount that exceeds 5% of its total assets, measured at the time of investment.
•	Corporate Debt Securities. The Fund may not invest in corporate debt securities in an aggregate amount that exceeds 10% of the Fund's total assets, measured at the time of investment.
•	Other Investment Companies. The Fund may invest in securities of other investment companies to the extent permitted by the 1940 Act, calculated at the time of purchase.
4.	Investment Quality; Credit Analysis. Loans in which the Fund invests generally are rated below investment-grade credit quality or are unrated. In acquiring a loan, the Adviser or Sub-Adviser will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The Adviser or Sub-Adviser performs its own independent credit analysis of each borrower. In so doing, the Adviser or Sub-Adviser may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The Adviser or Sub-Adviser also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Fund. See “Risk Factors and Special Considerations - Credit Risk on Senior Loans.”
5.	Use of Leverage. The Fund may borrow money and issue Preferred Shares to the fullest extent permitted by the 1940 Act. See “Investment Objective and Policies - Policy on Borrowing” and “Investment Objective and Policies - Policy on Issuance of Preferred Shares.”
Policy on Borrowing
The Fund has a policy of borrowing for investment purposes. The Fund seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Fund pays on borrowings. Accordingly, borrowing has the potential to increase the Fund's total income available to holders of its Common Shares. The Fund may also borrow to finance the repurchase of its Common Shares or to meet cash requirements.
The Fund may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Fund's assets. The terms of any such borrowings will be subject to the provisions of the 1940 Act and they will also be subject to the more restrictive terms of any credit agreements relating to borrowings and, to the extent the Fund seeks a rating for borrowings, to
11

INVESTMENT OBJECTIVE AND POLICIES (continued)

additional guidelines imposed by rating agencies, which are expected to be more restrictive than the provisions of the 1940 Act. The Fund is permitted to borrow an amount equal to up to 33 1⁄3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. See “Risk Factors and Special Considerations - Leverage” and “Risk Factors and Special Considerations - Restrictive Covenants and 1940 Act Restrictions.”
Policy on Issuance of Preferred Shares
The Fund has a policy which permits it to issue Preferred Shares for investment purposes. The Fund seeks to use the proceeds from Preferred Shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on Preferred Shares. The terms of the issuance of Preferred Shares are subject to the 1940 Act and to additional guidelines imposed by rating agencies, which are more restrictive than the provisions of the 1940 Act. Under the 1940 Act, the Fund may issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding Preferred Shares. See “Risk Factors and Special Considerations - Leverage.” As of June 13, 2014 the Fund had no Preferred Shares outstanding.
12

THE FUND'S INVESTMENTS

As stated under “Investment Objective and Policies,” the Fund will invest primarily in Senior Loans. This section contains a discussion of the characteristics of Senior Loans and the manner in which those investments are made.
Senior Loan Characteristics
Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases, and internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers; including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stocks of subsidiaries; and intangible assets including trademarks, copyrights, patent rights, and franchise value. The Fund may also receive guarantees as a form of collateral.
Senior Loans are typically structured to include two or more types of loans within a single credit agreement. The most common structure is to have a revolving loan and a term loan. A revolving loan is a loan that can be drawn upon, repaid fully or partially, and then the repaid portions can be drawn upon again. A term loan is a loan that is fully drawn upon immediately and once repaid, it cannot be drawn upon again. Sometimes there may be two or more term loans and they may be secured by different collateral, have different repayment schedules and maturity dates. In addition to revolving loans and term loans, Senior Loan structures can also contain facilities for the issuance of letters of credit and may contain mechanisms for lenders to pre-fund letters of credit through credit-linked deposits.
The Fund typically invests only in the term loan portions of Senior Loan structures, although it does sometimes invest in the revolving loan portions and the pre-funded letters of credit portions.
By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower's collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as employee salaries, employee pensions, and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.
Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as the London Inter-Bank Offered Rate (“LIBOR”). For example, if LIBOR were 3% and the borrower were paying a fixed spread of 2.50%, the total interest rate paid by the borrower would be 5.50%. Base rates, and therefore the total rates paid on Senior Loans, float, i.e., they change as market rates of interest change.
Although a base rate such as LIBOR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. A single loan may have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.
Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent also is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.
Loan agreements may provide for the termination of the agent's agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters Federal Deposit Insurance Corporation (“FDIC”) receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender, or assignor with respect to an assignment interpositioned between the Fund and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Fund could experience a decrease in the NAV.
13

THE FUND'S INVESTMENTS (continued)

The Fund acquires Senior Loans from lenders such as commercial and investment banks, insurance companies, finance companies, other investment companies, and private investment funds.
Investment by the Fund
The Fund typically invests in Senior Loans primarily by purchasing an assignment of a portion of a Senior Loan from a third party, either in connection with the original loan transaction (i.e., in the primary market) or after the initial loan transaction (i.e., in the secondary market). When the Fund purchases a Senior Loan in the primary market, it may share in a fee paid to the original lender. When the Fund purchases a Senior Loan in the secondary market, it may pay a fee to, or forego a portion of interest payments from, the lender making the assignment. The Fund may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. Unlike an assignment as described below, the Fund does not have a direct contractual relationship with the borrower. The Fund seeks to minimize such counterparty risk by purchasing such investments only from large, well-established, and highly-rated counterparties.
There is no minimum rating or other independent evaluation of a borrower limiting the Fund's investments and most Senior Loans that the Fund may acquire, if rated, will be rated below investment-grade credit quality. See “Risk Factors and Special Considerations - Credit Risk on Senior Loans.”
Assignments.  When the Fund is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. These rights include the ability to vote along with the other lenders on such matters as enforcing the terms of the loan agreement (e.g., declaring defaults, initiating collection action, etc.). Taking such actions typically requires at least a vote of the lenders holding a majority of the investment in the loan and may require a vote by lenders holding two-thirds or more of the investment in the loan. Because the Fund usually does not hold a majority of the investment in any loan, it will not be able by itself to control decisions that require a vote by the lenders.
Acquisition Costs.  When the Fund acquires an interest in a Senior Loan in the primary market, it typically acquires the loan at par value less its portion of the fee paid to all originating lenders. When the Fund acquires an interest in a Senior Loan in the secondary market, it may be at par value but typically the Fund will do so at premium or discount to par value.
14

RISK FACTORS AND SPECIAL CONSIDERATIONS

Risk is inherent in all investing. The following discussion summarizes some of the risks that you should consider before deciding whether to invest in the Fund. For additional information about the risks associated with investing in the Fund, see “Additional Information About Investments and Investment Techniques” in the SAI.
Changes to NAV.    The NAV of the Fund is expected to change in response to a variety of factors, primarily in response to changes in the creditworthiness of the borrowers on the loans in which the Fund invests. See “Risk Factors and Special Considerations - Credit Risk on Senior Loans.” Changes in market interest rates may also have an impact on the Fund’s NAV. See “Risk Factors and Special Considerations - Interest Rate.” Another factor which can affect the Fund's NAV is changes in the pricing obtained for the Fund's assets. See “How Shares Are Priced - Valuation of the Fund's Assets” later in this Prospectus.
Corporate Debt Securities.    Subject to the aggregate 20% limit on Other Investments, the Fund may invest up to 10% of its total assets in corporate debt securities. Corporate debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as interest rates, market perception of the creditworthiness of the issuer, and general market liquidity. Because corporate debt securities typically pay interest at a fixed-rate, when interest rates decline, the value of the Fund's corporate debt securities can be expected to rise, and when interest rates rise, the value of those securities can be expected to decline. Corporate debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities.
Credit Default Swaps.    The Fund may enter into credit default swaps, either as a buyer or a seller of the swap. As a buyer of the swap, the Fund pays a fee to protect against the risk that a security held by the Fund will default. As a seller of the swap, the Fund receives payment(s) in return for its obligation to pay the counterparty the full notional value of a security in the event of a default of the security issuer. As a seller of a swap, the Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the full notional value of the swap. Credit default swaps are particularly subject to counterparty, credit, correlation, valuation, liquidity and leveraging risks. Certain standardized swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity, but central clearing does not make swap transactions risk free.
Credit Facility.    The Fund has a policy of borrowing to acquire income-producing investments. The Fund currently is a party to a credit facility with one financial institution that permits the Fund to borrow up to an aggregate amount of $300 million. Interest is payable on the credit facility at a floating rate that is tied to LIBOR, the federal funds rate, or a commercial paper based rate, plus a facility fee on unused commitments. The lender under the credit facility has a security interest in all assets of the Fund. As of June 13, 2014 the Fund had $236.5 million in outstanding borrowings under its credit facility.
Under the credit facility, the lender has the right to liquidate Fund assets in the event of default by the Fund, and the Fund may be prohibited from paying dividends in the event of a material adverse event or condition regarding the Fund, the Adviser, or Sub-Adviser until outstanding debts are paid or until the event or condition is cured.
Credit Risk on Senior Loans.    The Fund's ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio. That performance, in turn, is subject to a number of risks, chief among which is credit risk on the underlying assets.
Credit risk is the risk of nonpayment of scheduled interest or principal payments. In the event a borrower fails to pay scheduled interest or principal payments on a Senior Loan held by the Fund, the Fund will experience a reduction in its income and a decline in the market value of the Senior Loan. This will likely reduce dividends and lead to a decline in the NAV of the Fund's Common Shares. See “The Fund's Investments - Investment by the Fund.”
Senior Loans generally involve less risk than unsecured or subordinated debt and equity instruments of the same issuer because the payment of principal and interest on Senior Loans is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders and payments to bond holders. The Fund generally invests in Senior Loans that are secured with specific collateral. However, the value of the collateral may not equal the Fund's investment when the loan is acquired or may decline below the principal amount of the Senior Loan subsequent to the Fund's investment. Also, to the extent that collateral consists of stocks of the borrower or its subsidiaries or affiliates, the Fund bears the risk that the stocks may decline
15

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

in value, be relatively illiquid, or may lose all or substantially all of its value, causing the Senior Loan to be undercollateralized. Therefore, the liquidation of the collateral underlying a Senior Loan may not satisfy the issuer's obligation to the Fund in the event of non payment of scheduled interest or principal and the collateral may not be readily liquidated.
In the event of the bankruptcy of a borrower, the Fund could experience delays and limitations on its ability to realize the benefits of the collateral securing the Senior Loan. Among the credit risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Fund's rights to the collateral.
The Senior Loans in which the Fund invests are generally rated lower than investment-grade credit quality, i.e., rated lower than Baa by Moody's Investors Service, Inc. or BBB by Standard & Poor's Ratings Services, or have been issued by issuers who have issued other debt securities which, if unrated, would be rated lower than investment-grade credit quality. Investment decisions will be based largely on the credit analysis performed by the Adviser or Sub-Adviser, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a Senior Loan and its issuer generally is not in the public domain. Moreover, Senior Loans are not often rated by any nationally recognized rating service. Many issuers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, issuers are required to provide financial information to lenders and information may be available from other Senior Loan participants or agents that originate or administer Senior Loans.
Demand for Loans.    At times during recent years, the volume of loans has increased. However, during such periods, demand for loans has also grown. An increase in demand may benefit the Fund by providing increased liquidity for loans and higher sales prices, but it may also adversely affect the rate of interest payable on loans acquired by the Fund, the rights provided to the Fund under the terms of a loan agreement, and increase the price of loans that the Fund wishes to purchase in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Fund's portfolio, which could cause the Fund's NAV to decline.
Derivative Instruments.    Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates, and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the Fund and reduce its returns. Derivatives may not perform as expected, so the Fund may not realize the intended benefits. When used for hedging, the change in value of a derivative may not correlate as expected with the currency, security or other risk being hedged. In addition, given their complexity, derivatives expose the Fund to the risk of improper valuation.
Equity Securities Incidental to Investments in Loans.    Subject to the aggregate 20% limit on Other Investments, the Fund may acquire equity securities as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt. Investments in equity securities incidental to investment in loans entail certain risks in addition to those associated with investment in loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Fund's NAV. The Fund may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information the Fund might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.
Interest Rate.    During normal market conditions, changes in market interest rates will affect the Fund in certain ways. The principal effect will be that the yield on the Fund's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Fund invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Fund's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.
Market interest rate changes may also cause the Fund's NAV to experience moderate volatility. This is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the
16

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

same time. As discussed above, the rates of interest paid on the loans in which the Fund invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.
To the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Fund invests, the Fund's NAV could also be adversely affected. This is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Fund's portfolio may be of longer duration.
Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt service requirements. In the case of inverse securities, the interest rate generally will decrease when the market rate of interest to which the inverse security is indexed increases. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, which may increase the Fund's exposure to risks associated with rising interest rates. Rising interest rates could have unpredictable effects on the markets and may expose fixed-income and related markets to heightened volatility. For fixed-income securities, an increase in interest rates may lead to increased redemptions and increased portfolio turnover, which could reduce liquidity for certain Fund investments, adversely affect values, and increase the Fund’s costs. If dealer capacity in fixed-income and related markets is insufficient for market conditions, it may further inhibit liquidity and increase volatility in the fixed-income and related markets.
Leverage.    The Fund is permitted to borrow an amount equal to up to 33 1⁄3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. The Fund may also issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. As of June 13, 2014 the Fund had no Preferred Shares outstanding. Borrowings and the issuance of Preferred Shares are referred to in this Prospectus collectively as “leverage.” The Fund may use leverage for investment purposes, to finance the repurchase of its Common Shares, and to meet other cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.
Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. There can be no assurance that the Fund's income from the proceeds of leverage will exceed these costs. However, the Adviser or Sub-Adviser seeks to use leverage for the purposes of making additional investments only if they believe, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.
To the extent that the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Fund's Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Fund invests, the effect of that decline will be magnified in the Fund because of the additional assets purchased with the proceeds of the leverage. The Fund's lenders and Preferred Shareholders will have priority to the Fund's assets over the Fund's Common shareholders.
The Fund currently uses leverage by borrowing money on a floating rate basis. The current rate on borrowings as of June 13, 2014 is 1.11%.
The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The funds borrowed pursuant to the credit facilities or obtained through the issuance of Preferred Shares may constitute a substantial lien and burden by reason of their prior claim against the income of the Fund and against the net assets of the Fund in liquidation.
The Fund is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or Preferred Shares, or to purchase Common Shares or Preferred Shares unless: (i) at the time thereof the Fund meets certain asset coverage requirements; and (ii) there is no event of default under any credit facility program that is continuing. See “Risk Factors and Special Considerations - Restrictive Covenants and 1940
17

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

Act Restrictions” later in this Prospectus. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (i.e., sell Senior Loans and other assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation as well.
In addition, the Fund is not permitted to pay dividends on, or redeem or repurchase, Common Shares unless all accrued dividends on any Preferred Shares and all accrued interest on borrowings have been paid or set aside for payment.
Because the fee paid to the Adviser will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage.
The Fund is subject to certain restrictions imposed by lenders to the Fund and may be subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for debt or the Preferred Shares issued by the Fund. These restrictions are expected to impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products, that are more stringent than those imposed on the Fund by the 1940 Act. These covenants or guidelines could impede the Adviser or Sub-Adviser from fully managing the Fund's portfolio in accordance with the Fund's investment objective and policies.
Annual Expenses Without Borrowings
From the inception of the Fund through June 13, 2014, the income earned on the assets purchased with the Fund's borrowings has always exceeded the interest expense on such borrowings. This has increased the overall yield of the Fund. If the Fund were not to borrow, or the interest expense on the borrowings is excluded from the expenses of the Fund, the remaining expenses, as a percentage of the average net assets of the Fund, would be as follows:
	Class A	Class B	Class C	Class I	Class W
Annual Expenses Without Borrowings (as a percentage of average net assets attributable to Common Shares)
Management and Administrative Fees[1]	0.90%	0.90%	0.90%	0.90%	0.90%
Service Fee	0.25%	0.25%[2]	0.25%	None	None
Distribution Fee[3]	None	0.75%	0.50%	None	None
Other Operating Expenses[4]	0.17%	0.17%	0.17%	0.17%	0.17%
Total Annual Expenses	1.32%	2.07%	1.82%	1.07%	1.07%
Fee Waivers/Reimbursements/Recoupment[5]	0.02%	(0.23)%	0.02%	0.02%	0.02%
Net Annual Expenses	1.34%	1.84%	1.84%	1.09%	1.09%
1	Pursuant to its investment advisory agreement with the Fund, the Adviser is entitled to receive a fee of 0.80% of the Fund's Managed Assets. See “Investment Management and Other Service Providers - The Investment Adviser.” Pursuant to its Administration Agreement with the Fund, the Administrator is entitled to receive a fee of 0.10% of the Fund's Managed Assets. See “Investment Management and Other Service Providers - The Administrator.”
2	The Distributor is contractually obligated to waive the service fee for Class B Common Shares through July 1, 2015. There is no guarantee that the service fee waiver will continue after July 1, 2015. The service fee waiver will only renew if the Distributor elects to renew it.
3	Because the distribution fees payable by Class B and Class C Common Shares may be considered an asset-based sales charge, long-term shareholders in those classes of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the Financial Industry Regulatory Authority.
4	Other Operating Expenses are based on estimated amounts for the current fiscal year.
5	The Adviser is contractually obligated to limit expenses of the Fund, through July 1, 2015; the obligation does not extend to interest, taxes, brokerage commissions, Acquired Fund Fees and Expenses, leverage expenses, other investment-related costs and extraordinary expenses. The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination and such termination is approved by the Portfolio’s board; or (ii) the management agreement has been terminated. The obligation is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement, please see the SAI.
Effect of Leverage
To cover the annual interest payments on the borrowings for the current fiscal year (assuming that the current rate remains in effect for the entire fiscal year and assuming that the Fund borrows an amount equal to 25% of its Managed Assets as of June 13, 2014), the Fund would need to experience an annual return of 0.28% on its portfolio (including the assets purchased with the assumed leverage) to cover such annual interest.
The following table is designed to illustrate the effect on return to a holder of the Fund's Common Shares of the leverage created by the Fund's use of borrowing, using the average annual interest rate of 1.24% for the fiscal year ended February 28, 2014, assuming the Fund has used leverage by borrowing an amount equal to 25% of the Fund's
18

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

Managed Assets and assuming hypothetical annual returns on the Fund's portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.
Assumed Portfolio Return, net of expenses[1]	-10%	-5%	0%	5%	10%
Corresponding Return to Common Shareholders[2]	-13.75%	-7.08%	-0.41%	6.25%	12.92%
1	The Assumed Portfolio Return is required by regulations of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Fund.
2	In order to compute the Corresponding Return to Common Shareholders, the Assumed Portfolio Return is multiplied by the total value of the Fund's assets at the beginning of the Fund's fiscal year to obtain an assumed return to the Fund. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Fund's net assets attributable to Common Shares as of the beginning of the fiscal year to determine the Corresponding Return to Common Shareholders.
Limited Liquidity For Investors.    The Fund does not repurchase its shares on a daily basis and no market for the Fund's Common Shares is expected to exist. To provide a measure of liquidity, the Fund will normally make monthly repurchase offers for not less than 5% of its outstanding Common Shares. If more than 5% of Common Shares are tendered, investors may not be able to completely liquidate their holdings in any one month. Shareholders also will not have liquidity between these monthly repurchase dates. See “Repurchase Offers.”
Limited Secondary Market for Loans.    Although the resale, or secondary, market for loans has grown substantially over the past decade, both in overall size and number of market participants, there is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is a private, unregulated inter-dealer or inter-bank re-sale market. Loans usually trade in large denominations and trades can be infrequent and the market for loans may experience volatility. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some or many of the loans in which the Fund invests will be relatively illiquid.
In addition, loans in which the Fund invests may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Fund’s ability to sell loans and can adversely affect the price that can be obtained. The Fund may have difficulty disposing of loans if it needs cash to repay debt, to fund repurchases, to pay dividends, to pay expenses, or to take advantage of new investment opportunities.
These considerations may cause the Fund to sell assets at lower prices than it would otherwise consider to meet cash needs or cause the Fund to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Fund may seek to avoid the necessity of selling assets to meet such needs by the use of borrowings.
From time to time, the occurrence of one or more of the factors described above may create a cascading effect where the market for debt instruments (including the market for loans) first experiences volatility and then decreased liquidity. Such conditions, or other similar conditions, may then adversely affect the value of loans and other instruments, widening spreads against higher-quality debt instruments, and making it harder to sell loans at prices at which they have historically or recently traded, thereby further reducing liquidity. For example, during the global liquidity crisis in the second half of 2008, the average price of loans in the S&P/LSTA Leveraged Loan Index (which includes loans of the type in which the Fund invests) declined by 32%, prior to rebounding in 2009 and into 2013.
Declines in the Fund's share price or other market developments may lead to increased repurchases, which could cause the Fund to have to sell loans and other instruments at disadvantageous prices and inhibit the ability of the Fund to retain its assets in the hope of greater stabilization in the secondary markets.  In addition, these or similar circumstances could cause the Fund to sell its highest quality and most liquid loans and other investments in order to satisfy an initial wave of repurchases while leaving the Fund with a remaining portfolio of lower-quality and less liquid investments.  In anticipation of such circumstances, the Fund may also need to maintain a larger portion of its assets in liquid instruments than usual.
The Fund values its assets daily. However, because the secondary market for loans is limited, it may be difficult to value loans. Reliable market value quotations may not be readily available for some loans and valuation of such loans may require more research than for liquid securities. In addition, elements of judgment may play a greater role in valuation of loans than for securities with a more developed secondary market because there is less reliable, objective market value data available. In addition, if the Fund purchases a relatively large portion of a loan to generate extra income sometimes paid to large lenders, the limitations of the secondary market may inhibit the Fund from selling a portion of the loan and reducing its exposure to a borrower when the Adviser or Sub-Adviser deems it advisable to do so.
19

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

During its monthly repurchase offers, the Fund is required to maintain a percentage of its portfolio, equal to the value of the repurchase amounts, in liquid securities. This permits the Fund to repurchase Common Shares without having to sell illiquid securities at a lower price than it would otherwise consider. The requirement to keep a portion of the Fund’s portfolio in liquid securities, however, could negatively impact the Fund’s performance.
Non-U.S. and Non-Canadian Issuers.    Subject to the aggregate 20% limit on Other Investments, the Fund may invest up to 20% of its total assets in loans, secured or unsecured, to borrowers that are organized or located in countries outside the United States and outside U.S. territories and possessions or Canada. Investment in non-U.S. entities involves special risks, including that non-U.S. entities may be subject to less rigorous accounting and reporting requirements than U.S. entities, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values, and the potential for political, social, and economic adversity. The Fund may invest up to 15% of its total assets in investments denominated in OECD currencies (including the euro), other than the U.S. dollar.
The Fund will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Fund arising from foreign currency fluctuations.
Other Investment Companies.    The main risk of investing in other investment companies is the risk that the value of the securities underlying the investment company might decrease. Because the Fund may invest in other investment companies, you will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the expenses of the Fund.
Prepayment and Extension.    Prepayment risk is the risk that principal on a debt obligation may be repaid earlier than anticipated. Loans typically do not have call protection and may be prepaid partially or in full at any time without penalty. If a loan is prepaid, the Fund may be forced to reinvest the proceeds in assets with lower yields than the loan that was repaid. For the Fund's fixed rate investments, prepayment risk is the risk that principal on loan obligations underlying a security may be repaid prior to the stated maturity date, which may reduce the market value of the security and the anticipated yield-to-maturity. Extension risk is the risk that an issuer will exercise its right to repay principal on an obligation held by the Fund later than expected, which may decrease the value of the obligation and prevent the Fund from investing expected repayment proceeds in securities paying yields higher than the yields paid by the securities that were expected to be repaid.
Ranking of Senior Indebtedness.    The rights of lenders to receive payments of interest and repayments of principal of any borrowings made by the Fund under the credit facility program are senior to the rights of holders of Common Shares and Preferred Shares with respect to the payment of dividends or upon liquidation.
Restrictive Covenants and 1940 Act Restrictions.    The credit agreements governing the credit facility program (“Credit Agreements”) include usual and customary covenants for this type of transaction, including limits on the Fund’s ability to: (i) issue Preferred Shares; (ii) incur liens or pledge portfolio securities; (iii) change its investment objective or fundamental investment restrictions without the approval of lenders; (iv) make changes in any of its business objectives, purposes, or operations that could result in a material adverse effect; (v) make any changes in its capital structure; (vi) amend the Fund documents in a manner which could adversely affect the rights, interests, or obligations of any of the lenders; (vii) engage in any business other than the businesses currently engaged in; (viii) create, incur, assume, or permit to exist certain debt except for certain specified types of debt; and (ix) permit any of its Employee Retirement Security Act (“ERISA”) affiliates to cause or permit to occur an event that could result in the imposition of a lien under the Internal Revenue Code of 1986 or ERISA. In addition, the Credit Agreements do not permit the Fund’s asset coverage ratio (as defined in the Credit Agreements) to fall below 300% at any time (“Credit Agreement Asset Coverage Test”).
Under the requirements of the 1940 Act, the Fund must have asset coverage of at least 300% immediately after any borrowing under a credit facility program. For this purpose, asset coverage means the ratio which the value of the total assets of the Fund, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings represented by senior securities issued by the Fund. The Credit Agreements limit the Fund’s ability to pay dividends or make other distributions on the Fund’s Common Shares, or purchase or redeem Common Shares, unless the Fund complies with the Credit Agreement Asset Coverage Test. In addition, the Credit Agreements do not permit the Fund to declare dividends or other distributions or purchase or redeem Common Shares: (i) at any time that an event of default under the credit agreement has occurred and is continuing; or (ii) if, after giving effect to such declaration, the Fund would not meet the Credit Agreement Asset Coverage Test set forth in the Credit Agreements.
20

RISK FACTORS AND SPECIAL CONSIDERATIONS (continued)

Securities Lending.    To generate additional income, the Fund may lend portfolio securities, in an amount equal to up to 33 1⁄3% of the Fund's total assets, to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. When the Fund lends its securities, it is responsible for investing the cash collateral it receives from the borrower of the securities, and the Fund could incur losses in connection with the investment of such cash collateral. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Fund intends to engage in lending portfolio securities only when such lending is fully secured by investment-grade collateral held by an independent agent.
Short Term Debt Securities and Cash.    Some of the Senior Loans in which the Fund invests are in the form of revolving credits. In order to permit the Fund to meet its obligations under such loans and to advance additional funds on short notice, the Fund normally maintains unused borrowing capacity that equals or exceeds the total of all unfunded portions of loans in its portfolio. Subject to the 20% aggregate limit on the Fund's assets that may be invested in Other Investments, the Fund may under normal circumstances invest up to 10% of its total assets in short-term, high quality debt securities or in cash. However, depending upon the circumstances, the Fund may exceed the 10% level on occasion for short periods. Short-term debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as interest rates, market perception of the creditworthiness of the issuer, and general market liquidity.
Because short-term debt securities pay interest at a fixed-rate, when interest rates decline, the value of the Fund's short-term debt securities can be expected to rise, and when interest rates rise, the value of those securities can be expected to decline.
Unsecured Debt Instruments and Subordinated Loans.    Subject to the aggregate 20% limit on Other Investments, the Fund may invest up to 20% of its total assets in unsecured floating rate loans, notes, and other debt instruments and 5% of its total assets in floating rate subordinated loans. Unsecured loans and subordinated loans share the same credit risks as those discussed under “Risk Factors and Special Considerations - Credit Risk on Senior Loans” except that unsecured loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower's capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower's assets are insufficient to meet its obligations to its creditors.
21

CLASSES OF SHARES

Choosing a Share Class
When choosing between classes of Common Shares, you should carefully consider: (1) how long you plan to hold shares of the Fund; (2) the amount of your investment; (3) the expenses you'll pay for each class, including ongoing annual expenses along with the initial sales charge or the EWC; and (4) whether you qualify for any sales charge discounts. Please review the disclosure about all of the available share classes carefully. Before investing, you should discuss with your financial intermediary which share class may be right for you.
The tables below summarize the features of the classes of shares available through this Prospectus. Class B Common Shares are closed to new investors and additional investments from existing shareholders, except in connection with the reinvestment of any dividends issued by the Fund and permitted exchanges. Fund charges may vary so you should review the Fund's fee table as well as the section entitled “Sales Charges” in this Prospectus.
Summary of primary differences among share classes:
Class A Common Shares
Initial Sales Charge	Up to 2.50% (reduced for purchases of $100,000 or more and eliminated for purchases of $1 million or more)
Early Withdrawal Charge	None (except that a charge of 1.00% applies to certain repurchases by the Fund made within one year of purchase)
Distribution and/or Shareholder Services (12b-1) Fees	0.25% annually
Purchase Maximum	None
Minimum Initial Purchase/Minimum Account Size	$1,000 ($250 for IRAs)/$1,000 ($250 for IRAs)
Minimum Subsequent Purchases	None
Conversion	None

Class B Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	3.00% declining to 0% after five years from the date of purchase
Distribution and/or Shareholder Services (12b-1) Fees	1.00% annually[1]
Purchase Maximum	May not be purchased or acquired except by the reinvestment of dividends and permitted exchanges
Minimum Account Size	$1,000 ($250 for IRAs)
Minimum Subsequent Purchases	None
Conversion	Automatic conversion to Class A Common Shares after eight years, so annual expenses decrease

Class C Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	1.00% on shares sold within one year of purchase
Distribution and/or Shareholder Services (12b-1) Fees	0.75% annually
Purchase Maximum	$1,000,000
Minimum Initial Purchase/Minimum Account Size	$1,000 ($250 for IRAs)/$1,000 ($250 for IRAs)
Minimum Subsequent Purchases	None
Conversion	None
22

CLASSES OF SHARES (continued)

Class I Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	None
Distribution and/or Shareholder Services (12b-1) Fees	None
Purchase Maximum	None
Minimum Initial Purchase/Minimum Account Size	$250,000/$250,000
Minimum Subsequent Purchases	None
Conversion	None

Class W Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	None
Distribution and/or Shareholder Services (12b-1) Fees	None
Purchase Maximum	None
Minimum Initial Purchase/Minimum Account Size	$1,000/$1,000
Minimum Subsequent Purchases	None
Conversion	None
1	The Distributor is contractually obligated to waive the service fee for Class B Common Shares through July 1, 2015. There is no guarantee that the service fee waiver will continue after July 1, 2015. The service fee waiver will only renew if the Distributor elects to renew it.
The relative impact of the initial sales charge, if applicable, and ongoing annual expenses will depend on the length of time a share is held. Higher distribution fees mean a higher expense ratio, so Class B Common Shares and Class C Common Shares pay correspondingly lower dividends and may have a lower net asset value (“NAV”) than Class A Common Shares, Class I Common Shares, or Class W Common Shares.
Because the Fund may not be able to identify an individual investor's trading activities when investing through omnibus account arrangements, you and/or your financial intermediary are responsible for ensuring that your investment in Class C shares does not exceed $1,000,000. The Fund cannot ensure that they will identify purchase orders that would cause your investment in Class C shares to exceed the maximum allowed amount. When investing through such arrangements, you and/or your financial intermediary should be diligent in determining that you have selected the appropriate share class for you.
You and/or your financial intermediary should also take care to assure that you are receiving any sales charge reductions or other benefits to which you may be entitled. As an example, as is discussed below, you may be able to reduce a Class A sales charge payable by aggregating purchases to achieve breakpoint discounts. The Fund uses the net amount invested when determining whether a shareholder has reached the required investment amount in order to be eligible for a breakpoint discount. In order to ensure that you are receiving any applicable sales charge reduction, it may be necessary for you to inform the Fund or your financial intermediary of the existence of other accounts that may be eligible to be aggregated. The SAI discusses specific classes of investors who may be eligible for a reduced sales charge. Before investing you should discuss which share class may be right for you with your financial intermediary.
Distribution and Service (12b-1) Fees
The Fund pays fees to the Distributor on an ongoing basis as compensation for the services the Distributor provides and the expenses it bears in connection with the sale and distribution of Fund shares (“distribution fees”) and/or in connection with personal services rendered to Fund shareholders and the maintenance of shareholder accounts (“service fees”). These payments are made pursuant to distribution and/or shareholder servicing plans adopted by the Fund pursuant to Rule 12b-1 of the 1940 Act (“12b-1 Plan”). Because these distribution and service fees are paid on an ongoing basis, over time these fees will increase the cost of your investment and cost you more than paying other types of sales charges.
The Fund has adopted a 12b-1 Plan for Class A, Class B, and Class C Common Shares. The following table lists the maximum annual rates at which the distribution and/or servicing fees may be paid under each 12b-1 Plan (calculated as a percentage of the Fund's average daily net assets attributable to the particular class of shares):
23

CLASSES OF SHARES (continued)

Fund	Class A	Class B	Class C
Voya Senior Income	0.25%	1.00%[1]	0.75%
1	The Distributor has agreed to waive the service fee for Class B shares. The waiver will continue through at least July 1, 2015. There is no guarantee that this waiver will continue after that date.
24

SALES CHARGES

The Fund makes available in a clear and prominent format, free of charge, on its website, (www.voyainvestments.com), information regarding applicable sales loads, reduced sales charges (i.e., breakpoint discounts), sales load waivers, eligibility minimums and purchases of the Fund's shares. The website includes hyperlinks that facilitate access to the information.
Class A Common Shares
This section includes important information about sales charges and sales charge reduction programs available to investors in the Fund's Class A Common Shares and describes the information or records you may need to provide to the Distributor or your financial intermediary in order to be eligible for sales charge reduction programs.
Unless you are eligible for a waiver, the public offering price you pay when you buy Class A Common Shares of the Fund is the NAV of the shares at the time of purchase, plus an initial sales charge. The initial sales charge varies depending on the size of your purchase, as set forth in the following tables. No sales charge is imposed when Class A Common Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. For investors investing in Class A Common Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor obtains the proper breakpoint discount, if any.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class A Common Shares of the Fund are sold subject to the following sales charge:
Your Investment	As a % of the offering price	As a % of net asset value
Less than $100,000	2.50%	2.56%
$100,000 - $499,999	2.00%	2.04%
$500,000 - $999,999	1.25%	1.27%
$1,000,000 and over[1]	N/A	N/A
1	See Early Withdrawal Charge below.
Shareholders that purchased funds that were a part of the Lexington family of funds or the Aetna family of funds prior to February 2, 1998, at the time of purchase, are not subject to sales charges for the life of their account on purchases made directly with the Fund.
Early Withdrawal Charge
Class A Common Shares
There is no front-end sales charge if you purchase Class A Common Shares in an amount of $1 million or more. However, the shares will be subject to a 1.00% EWC if they are repurchased by the Fund within one year of purchase.
Class B and Class C Common Shares
Class B and Class C Common Shares are offered at their NAV per share without any initial sales charge. However, you may be charged an EWC on Class B and Class C Common Shares that you offer to the Fund for repurchase (and are repurchased) within a certain period of time after you bought them. The amount of the EWC is based on the NAV of the Common Shares at the time of purchase. The EWCs are as follows:
25

SALES CHARGES (continued)

Class B Common Shares
Sold during	EWC on shares being repurchased
1st year	3.00%
2nd year	2.50%
3rd year	2.00%
4th year	1.50%
5th year	1.00%
After 5th year	none
Class C Common Shares
Sold during	EWC on shares being repurchased
1st year	1.00%
After 1st year	none
To keep your EWC as low as possible, each time you offer your Common Shares for repurchase, the Fund will first repurchase Common Shares in your account that are not subject to an EWC and then will repurchase Common Shares that have the lowest EWC.
Sales Charge Reductions and Waivers
Reduced Sales Charges.    You may reduce the initial sales charge on a purchase of Class A Common Shares of the Fund by combining multiple purchases to take advantage of the breakpoints in the sales charge schedules. You may do this by:
•	Letter of Intent—lets you purchase shares over a 13 month period and pay the same sales charge as if the shares had all been purchased at once.
•	Rights of Accumulation—lets you add the value of shares of any open-end Voya mutual fund (excluding Voya Money Market Fund) you already own to the amount of your next purchase for purposes of calculating the sales charge.
•	Combination Privilege—shares held by investors in the Voya mutual funds which impose a contingent deferred sales charge (“CDSC”) may be combined with Class A Common Shares for a reduced sales charge.
See the Account Application or the SAI for details, or contact your financial intermediary or a Shareholder Services Representative for more information.
EWC Waivers.  The EWC for Class A, Class B, and Class C Common Shares will be waived in the following cases (In determining whether an EWC is applicable, it will be assumed that Common Shares held in the shareholder's account that are not subject to such charge are repurchased first):
•	The EWC on shares will be waived in the case of repurchase following the death or permanent disability of a shareholder. The waiver is available for total or partial repurchases of shares of the Fund owned by an individual or an individual in joint tenancy (with rights of survivorship), but only for those Common Shares held at the time of death or initial determination of permanent disability.
•	The EWC will also be waived in the case of a total or partial repurchase of Common Shares of the Fund in connection with any mandatory distribution from a tax-deferred retirement plan or an IRA. The shareholder must have attained the age of 70½ to qualify for the EWC waiver relating to mandatory distributions. This waiver does not apply in the case of a tax-free rollover or transfer of assets, other than one following a separation of service, except that an EWC may be waived in certain circumstances involving repurchases in connection with a distribution from a qualified employer retirement plan in connection with termination of employment or termination of the employer's plan and the transfer to another employer's plan or to an IRA. The shareholder must notify the Transfer Agent either directly or through the Distributor, at the time of repurchase, that the shareholder is entitled to a waiver of the EWC. The EWC Waiver Form included in the New Account Application must be completed and provided to the Transfer Agent at the time of the repurchase request. The waiver will be granted subject to confirmation of the grounds for the waiver. The foregoing waivers may be changed at any time.
26

SALES CHARGES (continued)

•	Reinvestment of dividends and capital gains distributions.
•	The EWC which may be imposed on Class A Common Shares purchased in excess of $1 million, may also be waived for registered investment advisors, trust companies and bank trust departments investing on their own behalf or on behalf of their clients. These waivers may be changed at any time.
Reinstatement Privilege.  Shareholders who have had their Class A and Class C Common Shares repurchased within the previous 90 days may purchase Class A and Class C Common Shares at NAV (at the time of reinstatement) in an amount up to the repurchase proceeds. Reinstated Class A and Class C Common Shares will retain their original purchase date for purposes of the EWC. The amount of any EWC also will be reinstated.
To exercise this privilege, a written order for the purchase of new Class A and Class C Common Shares must be received by the transfer agent or be postmarked within 90 days after the date of repurchase pursuant to the repurchase offer. This privilege can be used only once per calendar year. If a loss is incurred on the repurchase and the reinstatement privilege is used, some or all of the loss may not be allowed as a tax deduction.
27

HOW SHARES ARE PRICED

Net Asset Value
The NAV per Common Share of each class of the Fund is determined each business day as of the close of regular trading (“Market Close”) on the NYSE (normally 4:00 p.m. Eastern time unless otherwise designated by the NYSE) each day on which the NYSE is open for trading. The Fund is open for business every day the NYSE is open. Fund shares will not be priced on days when the NYSE is closed. The NAV per Common Share of each class of the Fund is calculated by dividing the value of the Fund's loan assets plus all cash and other assets (including interest accrued but not collected) attributable to that class less all liabilities (including accrued expenses but excluding capital and surplus) attributable to that class by the number of Common Shares outstanding. The NAV per Common Shares is made available for publication.
Valuation of the Fund's Assets
The assets in the Fund's portfolio are valued daily in accordance with procedures adopted by the Board. Specifically, loans (including floating rate notes) and loan participations are valued daily in accordance with the Fund's Loan Valuation Procedures, and all other assets of the Fund are valued daily in accordance with the Fund's Valuation Procedures. A majority of the Fund's assets are valued using quotations supplied by a third party loan pricing service. However, the loans in which the Fund invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities. For further information, see “Risk Factors and Special Considerations - Limited Secondary Market for Loans.”
Loans are normally valued at the mean of the means of one or more bid and asked quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable market value quotations are not readily available from a pricing service may be valued with reference to another loan or a group of loans for which reliable market value quotations are readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a proxy for changes in value of the loan being valued. The Fund has engaged independent pricing services to provide quotations from dealers in loans and to calculate values under this proxy procedure.
It is expected that most of the loans held by the Fund will be valued with reference to quotations from an independent pricing service or other sources believed to be reliable, or with reference to the proxy procedure described above. The Adviser or Sub-Adviser may believe that the price for a loan derived from quotations or the proxy procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Adviser or Sub-Adviser that they believe may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures approved by the Fund's Board and in accordance with the provisions of the 1940 Act.
Under these procedures, fair value is determined by the Adviser or Sub-Adviser and monitored by the Fund's Board through its Compliance Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following:
•	the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure;
•	the nature, adequacy, and value of the collateral, including the Fund's rights, remedies, and interests with respect to the collateral;
•	the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure, and future prospects;
•	information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes toward the loan and interests in similar loans;
•	the reputation and financial condition of the agent of the loan and any intermediate participants in the loans;
28

HOW SHARES ARE PRICED (continued)

•	the borrower's management; and
•	the general economic and market conditions affecting the fair value of the loan.
Securities for which the primary market is a national securities exchange are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price on the valuation day. Debt and equity securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price as otherwise stated in the Voya mutual fund Valuation Procedures. Valuation of short-term cash equivalent investments is at amortized cost. Securities maturing in 60 days or less are valued at amortized cost which, when combined with accrued interest, approximates market value.
To the extent the Fund invests in other registered investment companies, the Fund’s NAV is calculated based on the current NAV of the registered investment company in which the Fund invests. The prospectuses for those investment companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.
29

HOW TO BUY SHARES

Customer Identification
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person that opens an account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations.
What this means for you: the Fund, the Distributor, or a third-party selling you the Fund, must obtain the following information for each person that opens an account:
•	Name;
•	Date of birth (for individuals);
•	Physical residential address (although post office boxes are still permitted for mailing); and
•	Social Security number, taxpayer identification number, or other identifying number.
You may also be asked to show your driver’s license, passport, or other identifying documents in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other non-natural persons.
Federal law prohibits the Fund, the Distributor, and other financial institutions from opening accounts unless they receive the minimum identifying information listed above. They also may be required to close your account if they are unable to verify your identity within a reasonable time.
If you are a participant in a qualified retirement plan, you should make purchases through your plan administrator or sponsor, who is responsible for transmitting orders.
The Fund and the Distributor reserve the right to reject any purchase order. Please note that cash, traveler's checks, third-party checks, money orders, and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted. The Fund and the Distributor reserve the right to waive minimum investment amounts. Waiver of the minimum investment amount can increase operating expenses of the Fund. Minimum investment amounts may not be waived for individual accounts that are managed by an investment adviser representative, as defined in Rule 203A-3(a) under the Investment Advisers Act of 1940. The Fund and the Distributor reserve the right to liquidate sufficient shares to recover annual transfer agent fees or to close your account and redeem your shares should you fail to maintain your account value minimum.
The Fund reserves the right to suspend the offering of shares or to reject any specific purchase order. The Fund may suspend redemptions or postpone payments when the NYSE is closed or when trading is restricted for any reason or under emergency circumstances as determined by the SEC.
Class A and Class C Common Shares
Class A and Class C Common Shares may be purchased from certain financial services firms that have sales agreements with Voya Investments Distributor, LLC (“Authorized Dealers”). Investors may be charged a fee for transactions made through a broker or agent.
Class B Common Shares
Class B Common Shares are closed to new investors and additional investments from existing shareholders except in connection with the reinvestment of any distributions and permitted exchanges.
Class I Common Shares
Class I Common Shares may be purchased without a sales charge by: (1) qualified retirement plans such as 401(a), 401(k), or other defined contribution plans and defined benefit plans; (2) 529 college savings plans; (3) insurance companies and foundations investing for their own account; (4) wrap programs offered by broker-dealers and financial institutions; (5) accounts of, or managed by, trust departments; (6) individuals whose accounts are managed by an investment adviser representative, as stated above; (7) retirement plans affiliated with ING Groep; (8) ING Groep affiliates for purposes of corporate cash management; and (9) other registered investment companies.
30

HOW TO BUY SHARES (continued)

Class W Common Shares
Class W Common Shares may be purchased without a sales charge by: (1) qualified retirement plans such as 401(a), 401(k), or other defined contribution plans and defined benefit plans; (2) insurance companies and foundations investing for their own account; (3) wrap programs offered by broker-dealers and financial institutions; (4) accounts of, or managed by, trust departments; (5) individuals whose accounts are managed by an investment adviser representative, as stated above; (6) retirement plans affiliated with ING Groep; (7) ING Groep affiliates for purposes of corporate cash management; and (8) by other Voya mutual funds in the Voya family of funds.
In addition, Class W Common Shares are available to the following persons through direct investment (not through broker-dealers that are not approved by Voya) into a Voya mutual fund or through a Voya approved broker-dealer (currently, ING Financial Partners, Inc.): (1) current and retired officers and directors/trustees of the Voya mutual funds; (2) current and retired officers, directors, and full-time employees of Voya Investments, LLC, Directed Services LLC; any Voya mutual fund's sub-adviser; Voya Investments Distributor, LLC; and any of their affiliates; (3) family members of the foregoing persons (defined as current spouse, children, parents, grandparents, grandchildren, uncles, aunts, siblings, nephews, nieces, step-relations, relations at-law, and cousins); (4) any trust, pension, profit-sharing, or other benefit plan for such persons (including family members); and (5) discretionary advisory accounts of Voya Investments, LLC, Directed Services LLC, any Voya mutual fund's sub-adviser, or Voya Investments Distributor, LLC.
Price of Shares
Purchase and exchange orders for Common Shares of the Fund are effected at NAV, determined after the order is received by the Transfer Agent in proper form. A purchase order will be deemed to be in proper form when all of the required steps set forth above have been completed. In the case of an investment by wire, however, the order will be deemed to be in proper form after the telephone notification and the federal funds wire have been received. A shareholder who purchases by wire must submit an application form in a timely fashion. If an order or payment by wire is received after the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time), the shares will not be credited until the next business day.
You will receive a confirmation of each new transaction in your account, which also will show you the number of Fund Common Shares you own including the number of shares being held in safekeeping by the Transfer Agent for your account. You may rely on these confirmations in lieu of certificates as evidence of your ownership. Certificates representing Common Shares of the Fund will not be issued unless you request them in writing.
The Fund may, on occasion, suspend the continuous offering of its Common Shares. If this occurs, shareholders will still be permitted to reinvest dividends in additional Common Shares, and qualified plan investors will be permitted to continue making automatic contributions for additional Common Shares.
Pre-Authorized Investment Plan
You may establish a pre-authorized investment plan to purchase Common Shares with automatic bank account debiting. For further information on pre-authorized investment plans, see the New Account Application or contact a Shareholder Services Representative at 1-800-992-0180.
Retirement Plans
The Fund has available prototype qualified retirement plans for corporations and self-employed individuals. It also has available prototype IRA, Roth IRA and Simple IRA plans (for both individuals and employers), Simplified Employee Pension Plans and Pension and Profit Sharing Plans. BNY Mellon Investment Servicing Trust Company acts as the custodian under these plans. For further information, contact a Shareholder Services Representative at 1-800-992-0180. BNY Mellon Investment Servicing Trust Company currently receives a $12 custodial fee annually for the maintenance of each such account.
Make your investment using the purchase minimum guidelines in the following table.
31

HOW TO BUY SHARES (continued)

Minimum Investments	Class	Initial Purchase	Subsequent Purchases
Non-retirement accounts	A/C/W1 I1	$1,000 $250,000	No minimum
Retirement accounts	A/C I1 W1	$250 $250,000 $1,000	No minimum
Pre-Authorized Investment Plan	A/C	$1,000	At least $100/month
Certain omnibus accounts	A/C	$250	No minimum
1	Minimum investment amounts may not be waived for individual accounts that are managed by an investment adviser representative, as defined in Rule 203A-3(a) under the Investment Advisers Act of 1940.
Make your investment using the methods outlined in the following table.
Buying Shares	Opening an Account	Adding to an Account
By Contacting Your Financial Intermediary	A financial intermediary with an authorized firm can help you establish and maintain your account.	Contact your financial intermediary.
By Mail	Make your check payable to Voya Investment Management and mail it with a completed Account Application. Please indicate your financial intermediary on the New Account Application.	Fill out the Account Additions form at the bottom of your account statement and mail it along with your check payable to Voya Investment Management to the address on the account statement. Please write your account number on the check.
By Wire	Call Shareholder Services at 1-800-992-0180 to obtain an account number and indicate your financial intermediary on the account.
Instruct your bank to wire funds to the Fund in the care of:
Bank of New York Mellon
ABA # 011001234
credit to: BNY Mellon Investment Servicing (U.S.) Inc. as Agent for Voya mutual funds
A/C #0000733938; for further credit to Shareholder A/C #
(A/C # you received over the telephone)
Shareholder Name:
       (Your Name Here)
After wiring funds you must complete the Account Application and send it to:
Voya Investment Management
P.O. Box 9772
Providence, RI
	02940-9772	Wire the funds in the same manner described under “Opening an Account.”
32

HOW TO EXCHANGE SHARES

Exchanges Between Shares of the Voya Mutual Funds
You may exchange shares of certain other Voya Investment Management into Common Shares of the Fund. You may also move your investment in the Common Shares of the Fund into certain other Voya mutual funds in conjunction with monthly repurchases made by the Fund. In this case, rather than tendering your shares for cash, you would elect to have the dollar value of those Common Shares accepted for purchases of shares of the other Voya mutual fund.
The total value of shares being exchanged into the Fund must at least equal the minimum investment requirement applicable to the relevant class of Common Shares of the Fund, and the total value of shares being exchanged out of the Fund into other Voya mutual funds must meet the minimum investment requirements of those products, as applicable. The exchange privilege is only available in states where shares of the Fund being acquired may be legally sold.
Early Withdrawal Charge on Exchanges
You are not required to pay an applicable EWC upon an exchange of Common Shares from the Fund to any Voya mutual fund. However, if you exchange and subsequently redeem your shares, the EWC from the Fund (not the CDSC schedule from the fund into which you exchanged your Common Shares) will apply. However, the time period for application of the EWC will be calculated based on the first date you acquired your Common Shares of the Fund so that you get the benefit of the full period of time you owned your Common Shares of the Fund.
Exchanges Between Classes of Shares of the Fund
You may exchange Class B, Class C, and Class W Common Shares of the Fund for Class I Common Shares of the Fund, or you may exchange Class A Common Shares and Class I Common Shares of the Fund for any other class of the Fund, if you otherwise meet the eligibility requirements of the class of shares to be received in the exchange,except that: (1) you may not exchange Common Shares that are subject to an EWC until the EWC period has expired; and (2) you may not exchange Class A Common Shares for Class W Common Shares unless you acquired the Class A Common Shares through a Voya approved broker-dealer (currently, ING Financial Partners, Inc.) All exchanges within the Fund are subject to the discretion of the Distributor to permit or reject such exchanges.
Additional Information About Exchanges
Fees and expenses differ among Voya mutual funds and among share classes of the same Fund. Please read the prospectus for the Voya mutual fund and share class you are interested in prior to exchanging into that Voya mutual fund or share class. Contact your financial intermediary or consult your plan documents for additional information.
An exchange of Common Shares of the Fund for shares of another Voya mutual fund is treated as a sale and purchase of shares and may result in the recognition of a gain or loss for federal and state income tax purposes. For exchanges among Voya mutual funds and among classes of shares of the Fund, you should consult your own tax advisor for advice about the particular federal, state, and local tax consequences to you of such exchange. The total value of shares being exchanged must at least equal the minimum investment requirement of the Voya mutual fund into which they are being exchanged.
In addition to the Fund, the Distributor offers many other funds. Shareholders exercising the exchange privilege with any other Voya mutual fund should carefully review the prospectus of that fund before exchanging their shares. Investors may obtain a copy of a prospectus of any Voya mutual fund not discussed in this Prospectus by calling 1-800-992-0180 or by going to www.voyainvestments.com.
Exchanges between classes of Common Shares of the Fund are not subject to the frequent trading and market timing policies of Voya mutual funds.
33

FREQUENT TRADING - MARKET TIMING

It is possible that frequent, short-term trading activity may occur in the Fund. Because the Fund conducts repurchase offers only monthly, the Fund believes that the potential adverse effects from short-term trading are less significant than in open-end funds, and the Fund does not monitor trading activity of shareholders to attempt to identify market timers.
The Fund believes that market timing or frequent, short-term trading in any account is not in the best interest of the Fund or its shareholders. Due to the disruptive nature of this activity, it can adversely affect the ability of the Adviser or Sub-Adviser to invest assets in an orderly, long-term manner. Frequent trading can raise Fund expenses through: increased trading and transaction costs; increased administrative costs; and lost opportunity costs. This, in turn, can have an adverse effect on Fund performance.
It is possible that certain shareholders holding large amounts of shares of the Fund may tender for repurchase all or some of their shares through the normal monthly offers to repurchase made by the Fund. If more shares are tendered for repurchase in any monthly repurchase offer than the Fund offered to repurchase that month, repurchases may be made on a pro-rata basis. As a result, shareholders who tender their shares for repurchase may not have their entire tender accepted by the Fund.
34

PAYMENTS TO FINANCIAL INTERMEDIARIES

Voya mutual funds are distributed by the Distributor. The Distributor is a broker-dealer that is licensed to sell securities. The Distributor generally does not sell directly to the public but sells and markets its products through intermediaries such as other broker-dealers. Each Voya mutual fund also has an investment adviser which is responsible for managing the money invested in each of the mutual funds. Both of these entities (collectively, “Voya”) may compensate an intermediary for selling Voya mutual funds.
Only persons licensed with the Financial Industry Regulatory Authority (“FINRA”) as a registered representative (often referred to as a broker or financial adviser) and associated with a specific broker-dealer may sell a Voya mutual fund to you. The Distributor has agreements in place with each broker-dealer selling the Fund defining specifically what those broker-dealers will be paid for the sale of a particular Voya mutual fund. Those broker-dealers then pay the registered representative who sold you the mutual fund some or all of what they receive from Voya. They may receive a payment when the sale is made and can, in some cases, continue to receive payments while you are invested in the mutual fund.
The Fund's Adviser or the Distributor, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash or non-cash compensation to intermediaries selling shares of the Fund, including affiliates of the Adviser and the Distributor. These amounts would be in addition to the distribution payments made by the Fund under the distribution agreements. The payments made under these arrangements are paid by the Adviser or the Distributor. Additionally, if a fund is not sub-advised or is sub-advised by a Voya entity, Voya may retain more revenue than on those funds it must pay to have sub-advised by non-affiliated entities. Management personnel of Voya may receive additional compensation if the overall amount of investments in funds advised by Voya meets certain target levels or increases over time.
The Distributor may pay, from its own resources, additional fees to these broker-dealers or other financial institutions including affiliated entities. These additional fees paid to intermediaries may take the following forms: (1) a percentage of that entity’s customer assets invested in Voya mutual funds; (2) a percentage of that entity's gross sales; or (3) some combination of these payments. These payments may, depending on the broker-dealer's satisfaction of the required conditions, be periodic and may be up to: (1) 0.30% per annum of the value of the Fund's shares held by the broker-dealer’s customers; or (2) 0.30% of the value of the Fund's shares sold by the broker-dealer during a particular period. In accordance with these practices, if that initial investment averages a value of $10,000 over the year, the Distributor could pay a maximum of $30 on those assets. If you invested $10,000, the Distributor could pay a maximum of $30 for that sale.
The Fund's Adviser or the Distributor may provide additional cash or non-cash compensation to third parties selling our mutual funds including affiliated companies. This may take the form of cash incentives and non-cash compensation and may include, but is not limited to: cash; merchandise; trips; occasional entertainment; meals or tickets to a sporting event; client appreciation events; payment for travel expenses (including meals and lodging) to pre-approved training and education seminars; and payment for advertising and sales campaigns. The Distributor may also pay concessions in addition to those described above to broker-dealers so that Voya mutual funds are made available by those broker-dealers for their customers. The Sub-Adviser of the Fund may contribute to non-cash compensation arrangements.
Not all mutual funds pay the same amount to the broker-dealers who sell their mutual funds. Broker-dealers can receive different payments based on the mutual funds they offer, the companies with whom they are doing business and how much they sell. What these broker-dealers are paid also varies depending on the class of mutual fund you purchase.
The top firms we paid to sell our mutual funds as of the last calendar year are:
Ameriprise Financial Services, Inc.; AXA Advisors, LLC; Capital One ShareBuilder, Inc.; Charles Schwab & Co., Inc.; Commonwealth Financial Network; Directed Services LLC; Edward D. Jones & Co., L.P.; Fifth Third Securities, Inc.; ING Financial Partners, Inc.; ING Life Insurance and Annuity; ING Variable Annuity; Janney Montgomery Scott LLC; JPMorgan Clearing Corporation; LPL Financial LLC; Merrill Lynch, Pierce, Fenner & Smith Inc.; Morgan Stanley Smith Barney LLC; MSCS Financial Services, LLC; National Financial Services LLC; Oppenheimer & Co., Inc.; Pershing, LLC; Raymond James & Associates, Inc.; RBC Capital Markets, LLC; Stifel Nicolaus & Co., Inc.; TD Ameritrade, Inc.; UBS Financial Services, Inc.; and Wells Fargo Advisors, LLC.
Your registered representative or broker-dealer could have a financial interest in selling you a particular mutual fund, or the mutual funds of a particular company, to increase the compensation they receive. Please make sure you read fully each mutual fund prospectus and discuss any questions you have with your registered representative.
35

ACCOUNT POLICIES

Telephone Orders
The Fund and the transfer agent will not be responsible for the authenticity of phone instructions or losses, if any, resulting from unauthorized shareholder transactions if they reasonably believe that such instructions were genuine. The Fund and the transfer agent have established reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures include recording telephone instructions for exchanges and expedited redemptions, requiring the caller to give certain specific identifying information, and providing written confirmation to shareholders of record not later than five days following any such telephone transactions. If the Fund and the transfer agent do not employ these procedures, they may be liable for any losses due to unauthorized or fraudulent telephone instructions.
Small Accounts
Due to the relatively high cost of handling small investments, the Fund reserves the right, upon 30 days’ prior written notice, to redeem at NAV (less any applicable deferred sales charge), the shares of any shareholder whose account (except for IRAs) has a total value that is less than the Fund's minimum. Before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares in the account is less than the minimum amount allowed and will allow the shareholder 30 days to make an additional investment in an amount that will increase the value of the account to the minimum before the redemption is processed. Your account will not be closed if its drop in value is due to Fund performance.
Account Access
Unless your Fund Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you may be able to access your account information over the Internet at www.voyainvestments.com or via a touch tone telephone by calling 1-800-992-0180. Should you wish to speak with a Shareholder Services Representative, you may call the toll-free number listed above.
Privacy Policy
The Fund has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at 1-800-992-0180, obtain a policy over the Internet at www.voyainvestments.com, or see the privacy promise that accompanies any Prospectus obtained by mail.
Householding
To reduce expenses, we may mail only one copy of the Fund's Prospectus and each annual and semi-annual shareholder report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call a Shareholder Services Representative at 1-800-992-0180 or speak to your investment professional. We will begin sending you individual copies 30 days after receiving your request.
36

REPURCHASE OFFERS

Repurchase Offers
As a fundamental policy, which may not be changed without shareholder approval, the Fund offers shareholders the opportunity to redeem their Common Shares on a monthly basis. The time and dates by which repurchase offers must be received in good order (“Repurchase Request Deadline”) are 4:00 p.m. Eastern time on the 10th business day of each month.
The Fund is required to offer to repurchase not less than 5% of its outstanding Common Shares with each Repurchase Offer and under normal market conditions, the Board expects to authorize a 5% offer. The Fund may not offer to repurchase more than 25% of its outstanding Common Shares during any calendar quarter. The automatic conversion of Class B to Class A Shares and any exchanges or transfers between classes of shares of the Fund are not considered part of the repurchase of the Fund's outstanding Common Shares. The repurchase price will be the Fund's NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (“Repurchase Offer Amount”). Payment for all Common Shares repurchased pursuant to these offers will be made not later than 5 business days or 7 calendar days (whichever period is shorter) after the repurchase pricing date (“Repurchase Payment Deadline”). Under normal circumstances, it is expected that the repurchase pricing date will be the Repurchase Request Deadline and that the repurchase price will be the Fund's NAV determined after close of business on the Repurchase Request Deadline. Payment for Common Shares tendered will normally be made on the first business day following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled. During the period the offer to repurchase is open, shareholders may obtain the current NAV by calling 1-800-992-0180.
At least 7 and no more than 14 days prior to the Repurchase Request Deadline, the Fund will send notice to each shareholder setting forth: (i) the number of Common Shares the Fund will repurchase; (ii) the Repurchase Request Deadline and other terms of the offer to repurchase; and (iii) the procedures for shareholders to follow to request a repurchase. Shareholders and financial intermediaries must submit repurchase requests in good order by the Repurchase Request Deadline. The Repurchase Request Deadline will be strictly observed. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate Common Shares until a subsequent repurchase offer.
If more Common Shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated to, increase the number of Common Shares to be repurchased by up to 2% of the Fund's Common Shares outstanding per quarter, subject to the 25% limitation on the repurchase of the Fund's outstanding Common Shares during any calendar quarter. If there are still more Common Shares tendered than are offered for repurchase, Common Shares will be repurchased on a pro-rata basis. However, the Fund may determine to alter the pro-rata allocation and the Fund may accept all Common Shares tendered by persons who own, in the aggregate, fewer than 100 Common Shares and who tender all of their Common Shares, before prorating shares tendered by others.
Because of the foregoing, shareholders may be unable to liquidate all, or a given percentage, of their Common Shares and some shareholders may tender more Common Shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Shareholders may withdraw Common Shares tendered for repurchase at any time prior to the Repurchase Request Deadline.
The Fund does not presently intend to deduct any repurchase fees, other than any applicable EWC, from the repurchase amount. However, in the future, the Board may determine to charge a repurchase fee payable to the Fund, to reasonably compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fees will never exceed 2% of the proceeds of the repurchase. It should be noted that the Board may implement repurchase fees without a shareholder vote.
Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund's portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund's portfolio through repurchases without offsetting new sales, may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover will result in additional expenses being borne by the Fund. The Fund may also sell portfolio securities to meet repurchase
37

REPURCHASE OFFERS (continued)

obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value. Notwithstanding the foregoing, it is the Adviser's or Sub-Adviser's intention to fund repurchases with the proceeds of borrowings whenever practical. Use of the borrowing facility entails certain risks and costs. See “Repurchase Offers - Liquidity Requirements.”
See “Tax Matters” for a general summary for U.S. shareholders. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences of investing in the Fund and participating in the Fund's repurchase offer program.
Suspension or Postponement of a Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (ii) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notification is sent to shareholders until the Repurchase Payment Deadline. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets: (i) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline; or (ii) that mature by the Repurchase Payment Deadline.
The Board has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the repurchase policy and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.
The Fund intends to finance repurchase offers with cash on hand, cash raised through borrowings, or the liquidation of portfolio securities. There is some risk that the need to sell Senior Loans to fund repurchase offers may affect the market for those Senior Loans. In turn, this could diminish the Fund's NAV.
Redemption of Senior Securities
In order to permit the Fund to repurchase Common Shares, the borrowing or other indebtedness issued by the Fund, as well as the terms of any Preferred Shares, must either mature by the next Repurchase Request Deadline or provide for their redemption, call or repayment by the next Repurchase Request Deadline without penalty or premium. Although the Fund ordinarily does not expect to redeem any senior security, including Preferred Shares, it may be required to redeem such securities if, for example, the Fund does not meet an asset coverage ratio required by law or correct a failure to meet a rating agency guideline in a timely manner.
38

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS

The business and affairs of the Fund, including supervision of the duties performed by the Fund's Adviser and Sub-Adviser, are managed under the direction of the Board. The names and business addresses of the Trustees and Officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
The Investment Adviser
Voya Investments, an Arizona limited liability company, serves as the investment adviser to the Fund. Voya Investments has overall responsibility for the management of the Fund. Voya Investments oversees all investment advisory and portfolio management services for the Fund. Voya Investments is registered with the SEC as an investment adviser.
The Adviser is an indirect, wholly-owned subsidiary of Voya Financial, Inc. (formerly, ING U.S., Inc.) Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries. As of the date of this Prospectus, Voya Financial, Inc. is a subsidiary of ING Groep N.V. (“ING Groep”). ING Groep is a global financial institution of Dutch origin, with operations in more than 40 countries.
In October 2009, ING Groep submitted a restructuring plan (the “Restructuring Plan”) to the European Commission in order to receive approval for state aid granted to ING Groep by the Kingdom of the Netherlands in November 2008 and March 2009. To receive approval for this state aid, ING Groep was required to divest its insurance and investment management businesses, including Voya Financial, Inc., before the end of 2013. In November 2012, the Restructuring Plan was amended to permit ING Groep additional time to complete the divestment. Pursuant to the amended Restructuring Plan, ING Groep must divest at least 25% of Voya Financial, Inc. by the end of 2013, more than 50% by the end of 2014, and the remaining interest by the end of 2016 (such divestment, the “Separation Plan”).
In May 2013, Voya Financial, Inc. conducted an initial public offering of Voya Financial, Inc. common stock (the “IPO”). In October 2013, ING Groep divested additional shares in a secondary offering of common stock of Voya Financial, Inc. In March, 2014, ING Groep divested additional shares, reducing its ownership interest in Voya Financial, Inc. below 50%. Voya Financial, Inc. did not receive any proceeds from these offerings.
ING Groep has stated that it intends to sell its remaining interest in Voya Financial, Inc. over time. While the base case for the remainder of the Separation Plan is the divestment of ING Groep’s remaining interest in one or more broadly distributed offerings, all options remain open and it is possible that ING Groep’s divestment of its remaining interest in Voya Financial, Inc. may take place by means of a sale to a single buyer or group of buyers.
It is anticipated that one or more of the transactions contemplated by the Separation Plan would result in the automatic termination of the existing investment advisory and sub-advisory agreements under which the Adviser and Sub-Adviser provide services to the Fund. In order to ensure that the existing investment advisory and sub-advisory services can continue uninterrupted, the Board approved new advisory and sub-advisory agreements for the Fund, as applicable, in connection with the IPO. Shareholders of the Fund approved the new investment advisory and sub-advisory agreements prompted by the IPO, as well as any future advisory and sub-advisory agreements prompted by the Separation Plan that are approved by the Board and whose terms are not materially different from the current agreements. This means that shareholders may not have another opportunity to vote on a new agreement with the Adviser or an affiliated sub-adviser even if they undergo a change of control, as long as no single person or group of persons acting together gains “control” (as defined in the 1940 Act) of Voya Financial, Inc.
The Separation Plan, whether implemented through public offerings or other means, may be disruptive to the businesses of Voya Financial, Inc. and its subsidiaries, including the Adviser and affiliated entities that provide services to the Fund, and may cause, among other things, interruption of business operations or services, diversion of management’s attention from day-to-day operations, reduced access to capital, and loss of key employees or customers. The completion of the Separation Plan is expected to result in the Adviser’s loss of access to the resources of ING Groep, which could adversely affect its business. Since a portion of the shares of Voya Financial, Inc., as a standalone entity, are publicly held, it is subject to the reporting requirements of the Securities Exchange Act of 1934 as well as other U.S. government and state regulations, and subject to the risk of changing regulation.
The Separation Plan may be implemented in phases. During the time that ING Groep retains a significant interest in Voya Financial, Inc., circumstances affecting ING Groep, including restrictions or requirements imposed on ING Groep by European and other authorities, may also affect Voya Financial, Inc. A failure to complete the Separation Plan could
39

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS (continued)

create uncertainty about the nature of the relationship between Voya Financial, Inc. and ING Groep, and could adversely affect Voya Financial, Inc. and the Adviser and its affiliates. Currently, the Adviser and its affiliates do not anticipate that the Separation Plan will have a material adverse impact on their operations or the Fund and its operations.
Voya Investments' principal office is located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. As of March 31, 2014, Voya Investments managed approximately $54 billion in assets.
Management Fee
The Adviser bears the expenses of providing the services described above. The Adviser currently receives from the Fund an annual fee of 0.80% of the Fund's Managed Assets.
The Fund pays all operating and other expenses of the Fund not borne by the Adviser including, but not limited to, audit and legal fees, transfer agent, registrar and custodian fees, expenses in preparing repurchase offers, shareholder reports and proxy solicitation materials and other miscellaneous business expenses. The Fund also pays all taxes imposed on it and all brokerage commissions and loan-related fees.
The Adviser is responsible for all of its own costs, including costs of its personnel required to carry out its investment advisory duties.
For information regarding the basis for the Board’s November 2012 approval of the investment advisory and investment sub-advisory relationships (if applicable), and the Board’s January 2013 approval of the investment advisory and investment sub-advisory relationships in connection with the IPO, please refer to the Fund's annual shareholder report dated February 28, 2013.
The Sub-Adviser and Portfolio Managers
The Adviser has engaged a Sub-Adviser to provide the day-to-day management of the Fund's portfolio. The Sub-Adviser is an affiliate of the Adviser.  The Adviser is responsible for monitoring the investment program and performance of the Sub-Adviser. Under the terms of the sub-advisory agreement, the agreement can be terminated by either the Adviser or the Board. In the event the sub-advisory agreement is terminated, the Sub-Adviser may be replaced subject to any regulatory requirements or the Adviser may assume day-to-day investment management of the Fund.
Voya Investment Management Co. LLC
Voya IM, a Delaware limited liability company, was founded in 1972 and is registered with the SEC as an investment adviser. Voya IM is an indirect, wholly-owned subsidiary of Voya Financial, Inc. and is an affiliate of the Adviser. Voya IM has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972. Voya IM's principal office is located at 230 Park Avenue, New York, New York, 10169. As of March 31, 2014, Voya IM managed approximately $86.7 billion in assets.
The following individuals are jointly responsible for the day-to-day management of the Fund's portfolio and have co-managed the Fund since April of 2001.
Jeffrey A. Bakalar, Managing Director and Group Head of the Voya IM Senior Loan Group, since January 2000.
Daniel A. Norman, Managing Director and Group Head of the Voya IM Senior Loan Group, since January 2000.
Additional Information Regarding the Portfolio Managers
The SAI provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager, and each portfolio manager’s ownership of securities in the Funds.
The Administrator
Voya  Funds Services, LLC (“Administrator”) serves as administrator to the Fund. Its principal office is located at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258-2034. The Administrator is a wholly-owned subsidiary of ING Groep and the immediate parent company of the Adviser.
Under an administration agreement between the Administrator and the Fund (“Administration Agreement”), the Administrator administers the Fund's corporate affairs subject to the supervision of the Fund's Board. In that connection, the Administrator monitors the provisions of the Senior Loan agreements and any agreements with respect to interests in Senior Loans and is responsible for recordkeeping with respect to the Senior Loans in the Fund’s repurchase offers portfolio. The Administrator also furnishes the Fund with office facilities and furnishes executive personnel together with clerical
40

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS (continued)

and certain recordkeeping and administrative services necessary to administer the Fund. These services include preparation of annual and other reports to shareholders and to the SEC. The Administrator also handles the filing of federal, state, and local income tax returns not being furnished by the Custodian or Transfer Agent (as defined herein). The Administration Agreement also requires the Administrator to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance, and related services. The Administrator has authorized all of its officers and employees who have been elected as officers of the Fund to serve in such capacities. All services furnished by the Administrator under the Administration Agreement may be furnished by such officers or employees of the Administrator.
The Fund pays the Administrator an administration fee, computed daily and payable monthly. The Administration Agreement states that the Administrator is entitled to receive a fee at an annual rate of 0.10% of the Fund's Managed Assets. The Administration Agreement may be cancelled by the Fund or the Administrator upon 60 days' written notice.
The Transfer Agent, Dividend Disbursing Agent, and Registrar
BNY Mellon Investment Servicing (U.S.) Inc. (“Transfer Agent”) serves as the transfer agent, dividend disbursing agent, and registrar for the Common Shares of the Fund. Its principal office is located at 301 Bellevue Parkway, Wilmington, Delaware 19809.
The Custodian
The Fund's securities and cash are held and maintained under a Custody Agreement with State Street Bank and Trust Company (“Custodian”). Its principal office is located at 801 Pennsylvania Avenue, Kansas City, Missouri 64105.
The Distributor
Voya Investments Distributor, LLC (“Distributor”) is the principal underwriter and distributor of the Fund. It is a Delaware limited liability company with its principal offices at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258.
The Distributor is a member of FINRA. To obtain information about FINRA member firms and their associated persons, you may contact FINRA at www.finra.org or the Public Disclosure Hotline at 800-289-9999.
41

DIVIDENDS AND DISTRIBUTIONS

Distribution Policy
Income dividends on Common Shares are calculated and declared daily and paid monthly under guidelines approved by the Board. The Fund may make one or more annual payments from any realized capital gains.
Dividend Reinvestment
Unless you instruct the Fund to pay you dividends in cash, dividends and distributions paid by the Fund will be reinvested in additional Common Shares of the Fund. You may, upon written request or by completing the appropriate section of the Account Application, elect to have all dividends and other distributions paid on Common Shares of the Fund invested in another Voya mutual fund that offers the same class of shares. If you are a shareholder of Voya Prime Rate Trust, whose shares are not held in a broker or nominee account, you may, upon written request, elect to have all dividends invested into a pre-existing Class A shares account of any open-end Voya mutual fund.
Plan of Distribution
The Fund has entered into a distribution agreement with the Distributor (“Distribution Agreement”). Subject to the terms and conditions of the Distribution Agreement, the Fund may issue and sell Common Shares of the Fund from time to time through certain broker-dealers which have entered into dealer agreements with the Distributor. The Common Shares will be offered on a continuous basis and may be purchased at NAV.
In connection with the sale of Class A Common Shares, the Distributor will reallow to broker-dealers participating in the offering from the sales charge depending on the amount of the sale as follows: 2.50% for amounts less than $100,000; 2.00% for amounts of $100,000 to $499,999; and 1.25% for amounts of $500,000 to $999,999. For purchases of Class A Common Shares that are subject to a 1.00% EWC, the Distributor may compensate broker-dealers participating in the offering at the rate of 1.00% for amounts of $1 million or more.
The Distributor will compensate broker-dealers participating in the offering at a rate of 3.00% of the gross sales price per share for Class B Common Shares and 1.00% of the gross sales price per share for Class C Common Shares purchased from the Fund by such broker-dealer.
Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a prospectus supplement, the Distributor will act as underwriter on a reasonable efforts basis.
In addition, the Distributor will compensate broker-dealers participating in the offering on a quarterly basis at rates that are based on the average daily net assets of shares that are registered in the name of such broker-dealer as nominee or held in a shareholder account that designates such broker-dealer as the dealer of record. The rates, on an annual basis, are as follows: 0.25% for Class A Common Shares, 0.25% for Class B Common Shares and 0.50% for Class C Common Shares. Rights to these ongoing payments generally begin accruing in the 13th month following a purchase of Class A, Class B or Class C Common Shares, although the Distributor may, in its discretion, make payments prior to the 13th month.
Use of Proceeds
It is expected that 100% of the net proceeds of Common Shares issued pursuant to the offering will be invested in Senior Loans and other securities consistent with the Fund's investment objective and policies within three months. Pending investment in Senior Loans, the proceeds will be used to pay down the Fund's outstanding borrowings under its credit facilities or to fund redemptions. See “Investment Objective and Policies - Policy on Borrowing.”
As of June 13, 2014, the Fund had outstanding borrowings of $236.5 million under its credit facility. By paying down the Fund's borrowings, the Fund can avoid adverse impacts on yields pending investment of such proceeds in Senior Loans. As investment opportunities are subsequently identified, it is expected that the Fund will reborrow amounts previously repaid and invest such amounts in additional Senior Loans or to fund redemptions.
42

DESCRIPTION OF THE FUND

The Fund is a Delaware statutory trust organized on December 14, 2000 and is registered with the SEC as a continuously-offered, diversified, closed-end management investment company that makes monthly repurchase offers for its Common Shares, subject to certain conditions. The business and affairs of the Fund, including supervision of the duties performed by the Fund's Adviser and Sub-Adviser are managed under the direction of its Board. The names and business addresses of the Trustees and Officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI. The Trustees are experienced executives who oversee the Fund's activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund's performance.
The Fund's Agreement and Declaration of Trust (“Declaration of Trust”) authorizes the issuance of an unlimited number of shares of beneficial interest classified as Common Shares, and an unlimited number of shares of beneficial interest classified as Preferred Shares.
Under Delaware law, Fund shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized under the general corporation law of Delaware. As an added protection, the Fund's Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund. The Fund's Declaration of Trust provides for indemnification out of the Fund's property for all losses and expenses of any shareholder held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations wherein the complaining party was held not to be bound by the disclaimer.
The Fund will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.
The Declaration of Trust provides that obligations of the Fund are not binding upon Trustees individually but only upon the property of the Fund. It also provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.
The Fund is responsible for the following expenses, among others: the fees payable to the Adviser; the fees payable to the Administrator; the fees and certain expenses of the Fund's Custodian and Transfer Agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Fund; the charges and expenses of the Fund's legal counsel and independent accountants; commissions and any issue or transfer taxes chargeable to the Fund in connection with its transactions; independent loan pricing services; all taxes and corporate fees payable by the Fund to governmental agencies; the fees of any trade association of which the Fund is a member; the costs of share certificates representing shares of the Fund; organizational and offering expenses of the Fund and the fees and expenses involved in registering and maintaining registration of the Fund and its shares with the SEC, including the preparation and printing of the Fund's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Fund's business.
Dividends, Voting and Liquidation Rights
Each Common Share of the Fund has one vote and shares equally in dividends and distributions, when and if, declared by the Fund, and in the Fund's net assets upon liquidation. Matters such as approval of new advisory agreements and changes in a fundamental policy of the Fund require the affirmative vote of all shareholders. Matters affecting a certain class of the Fund will be voted on by shareholders of that particular class.
All Common Shares, when issued, are fully paid and are non-assessable by the Fund. There are no preemptive or conversion rights (other than the automatic conversion of Class B Common Shares to Class A Common Shares after eight years) applicable to any of the Common Shares. Common Shares do not have cumulative voting rights and, as such, holders of more than 50% of the Common Shares voting for trustees representing the holder of Common Shares can elect all trustees representing the holders of Common Shares and the remaining shareholders would not be able to elect any such trustees.
43

DESCRIPTION OF THE FUND (continued)

In the event Preferred Shares are outstanding, holders of Preferred Shares, voting as a separate class, are entitled to elect: (i) two trustees of the Fund at all times; and (ii) a majority of the trustees if, at any time, dividends on Preferred Shares are unpaid in an amount equal to two years' dividends thereon, and to continue to be so represented until all dividends in arrears have been paid or otherwise provided for. In all other cases, trustees will be elected by holders of Common Shares voting separately as a single class.
Subject to the voting rights described above, the Fund may not, among other things, without the approval of the holders of a majority of the outstanding Preferred Shares voting as a separate class, approve any plan of reorganization adversely affecting Preferred Shares. In addition, the Fund may not, without the affirmative vote of the holders of at least a majority of the outstanding Preferred Shares voting as a separate class: (i) authorize, create, or issue additional Preferred Shares or classes or series of Preferred Shares ranking prior to or on a parity with Preferred Shares with respect to the payment of dividends or the distribution of assets upon liquidation; (ii) amend, alter, or repeal the provisions of the Declaration of Trust, the Bylaws of the Fund or any Certificate of Designation, whether by merger, consolidation or otherwise, so as to materially affect any preference, right or power of such Preferred Shares or the holders thereof; or (iii) change or adjust any investment restrictions of the Fund that are designated as fundamental in the Prospectus or SAI.
When the Fund has any Preferred Shares outstanding, the Fund may not pay any dividend or distribution (other than a dividend or distribution paid in shares of a series of, or in options, warrants, or rights to subscribe for or purchase, Common Shares) in respect of Common Shares or call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares (except by conversion into or exchange for shares of the Fund ranking junior to the Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation), unless: (i) it has paid all cumulative dividends on Preferred Shares; (ii) it has redeemed any Preferred Shares that it has called for mandatory redemption; and (iii) after paying the dividend, the Fund meets asset coverage requirements set forth in the Declaration of Trust or any Certificate of Designation.
Status of Shares
The following table sets forth information about the Fund's outstanding Common Shares as of June 13, 2014:
Title of Class	Number Authorized	Number Held By the Fund or for its Own Account	Number Outstanding
Class A Common Shares	Unlimited	0	27,891,382.618
Class B Common Shares	Unlimited	0	33,505.093
Class C Common Shares	Unlimited	0	25,274,143.765
Class I Common Shares	Unlimited	0	6,403,867.079
Class W Common Shares	Unlimited	0	3,153,622.702
Fundamental and Non-Fundamental Policies of the Fund
The investment objective of the Fund, certain policies of the Fund specified herein as fundamental, and the investment restrictions of the Fund described in the SAI are fundamental policies of the Fund and may not be changed without a majority vote of the shareholders of the Fund. The term majority vote means the affirmative vote of: (i) more than 50% of the outstanding shares of the Fund; or (ii) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Fund are represented at the meeting in person or by proxy, whichever is less. All other policies of the Fund may be modified by resolution of the Board.
44

DESCRIPTION OF THE CAPITAL STRUCTURE

Common Shares
The Fund's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, with par value of $0.01 per share. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and non-assessable and will have no pre-emptive or conversion rights or rights to cumulative voting.
Whenever Preferred Shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Fund, unless at the time of such declaration: (i) all accrued dividends on Preferred Shares or accrued interest on borrowings have been paid; and (ii) the value of the Fund's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Fund not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding Preferred Shares. In addition to the requirements of the 1940 Act, the Fund would be required to comply with other asset coverage requirements as a condition of the Fund obtaining a rating of the Preferred Shares from a rating agency. These requirements include asset coverage tests more stringent than under the 1940 Act. See “Description of the Capital Structure - Preferred Shares.”
Borrowings
The Fund's Declaration of Trust authorizes the Fund, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging, or otherwise granting a security interest in the Fund's assets. See “Risk Factors and Special Considerations.”
Preferred Shares
The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of a class of beneficial interest with preference rights, including Preferred Shares as may be authorized from time to time by the Trustees, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the holders of Common Shares or other series of outstanding Preferred Shares. The Preferred Shares will have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Board may determine and would be set forth in the Fund's Certificate of Designation establishing the terms of the Preferred Shares.
Any decision to offer Preferred Shares is subject to market conditions and to the Board and the Adviser's or Sub-Adviser's continuing belief that leveraging the Fund's capital structure through the issuance of Preferred Shares is likely to achieve the benefits to the Common Shares described in this Prospectus for long-term investors. The terms of the Preferred Shares will be determined by the Board in consultation with the Adviser or Sub-Adviser (subject to applicable law and the Fund's Declaration of Trust) if and when it authorizes a Preferred Shares offering. It is expected, at least initially, that the Preferred Shares would likely pay cumulative dividends at rates determined over relatively shorter-term periods (such as 7 days) and would provide for the periodic redetermination of the dividend rate through an auction or remarketing procedure.  The preference on distribution, preference on liquidation, voting rights, and redemption provisions of the Preferred Shares will likely be as stated below.
Under the 1940 Act, the Fund may issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the Preferred Shares is less than one-half of the value of the Fund's total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution.
The Preferred Shares would have complete priority over the Common Shares as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Fund, holders of Preferred Shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Shares.
45

TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state, and local tax consequences to them of investing in the Fund.
The Fund will distribute all or substantially all of its net investment income and net realized capital gains, if any, to its shareholders each year. Although the Fund will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. It generally does not matter how long a shareholder has held the Fund's Common Shares or whether the shareholder elects to receive distributions in cash or reinvest them in additional Common Shares. For example, if the Fund designates a particular distribution as a long-term capital gains distribution, it will be taxable to a shareholder at his or her long-term capital gains rate.
Dividends from the Fund are not expected to be eligible for the reduced rate of tax that may apply to certain qualifying dividends on corporate stocks. Distributions of earnings from non-qualifying dividends interest income, other types of ordinary income, and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.
Dividends declared by the Fund in October, November, or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.
Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.
If a shareholder invests through a tax-deferred account such as a retirement plan, the shareholder generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules and shareholders should consult a tax adviser about investment through a tax-deferred account.
There may be tax consequences to a shareholder if the shareholder sells the Fund's Common Shares. A shareholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the shareholder holds those Common Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Any capital loss incurred on the sale or exchange of Fund shares held for six months or less will be treated as long-term loss to the extent of long-term capital gain dividends received with respect to such shares. Additionally, any loss realized on a sale, redemption, or exchange of shares of the Fund may be disallowed under “wash sale” rules to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment plan. If disallowed, the loss will be reflected as an adjustment to the tax basis of the shares acquired. You are responsible for any tax liabilities generated by your transactions.
If, pursuant to an offer by the Fund to repurchase its Common Shares, a shareholder tenders all Common Shares of the Fund that he or she owns or is considered to own, the shareholder may realize a taxable gain or loss. This gain or loss will be treated as capital gain or loss if the Fund's Common Shares are held as capital assets and will generally be long-term or short-term depending upon the shareholder's holding period for the Common Shares. If, pursuant to an offer by the Fund to repurchase its Common Shares, a shareholder tenders fewer than all of the Common Shares of the Fund that he or she owns or is considered to own, the redemption may not qualify as an exchange, and the proceeds received may be treated as a dividend, return of capital or capital gain, depending on the Fund's earnings and profits and the shareholder's basis in the tendered Common Shares. If that occurs, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution as a result of the Fund's purchase of tendered Common Shares, and all or a portion of that deemed distribution may be taxable as a dividend.
As with all investment companies, the Fund may be required to withhold U.S. federal income tax at the current rate of 28% of all taxable distributions payable to a shareholder if the shareholder fails to provide the Fund with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.
46

TAX MATTERS (continued)

The Internal Revenue Service requires mutual fund companies and brokers to report on Form 1099-B the cost basis on the sale or exchange of Fund shares acquired on or after January 1, 2012 (“covered shares”). If you acquire and hold shares directly through the Fund and not through a financial intermediary, the Fund will use an average cost single category methodology for tracking and reporting your cost basis on covered shares, unless you request, in writing, another cost basis reporting methodology. Information regarding the methods available for cost basis reporting are included in the SAI.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.
47

MORE INFORMATION ABOUT THE FUND

Legal Matters
The validity of the Common Shares offered hereby will be passed upon for the Fund by Dechert LLP, 1900 K Street, NW, Washington, DC 20006, counsel to the Fund.
Independent Registered Public Accounting Firm
KPMG LLP serves as the independent registered public accounting firm for the Fund. The principal address of KPMG LLP is Two Financial Center, 60 South Street, Boston, Massachusetts 02111.
48

STATEMENT OF ADDITIONAL INFORMATION - Table of Contents

49

Voya Senior Income Fund
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258-2034
1-800-992-0180
FUND ADVISORS AND AGENTS

Adviser
Voya Investments, LLC
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258
Sub-Adviser
Voya Investment Management Co. LLC
230 Park Avenue
New York, NY 10169
Administrator
Voya Funds Services, LLC
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258
Custodian
State Street Bank and Trust Company
801 Pennsylvania Avenue
Kansas City, MO 64105
Independent Registered Public Accounting Firm
KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111
Distributor
Voya Investments Distributor, LLC
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258
Transfer Agent
BNY Mellon Investment Servicing (U.S.) Inc.
301 Bellevue Parkway
Wilmington, DE 19809
Legal Counsel
Dechert LLP
1900 K Street, NW
Washington, DC 20006
Institutional Investors and Analysts
Call 1-800-336-3436
The Fund has not authorized any person to provide you with any information or to make any representations other than those contained in this Prospectus in connection with this offer. You should rely only on the information in this Prospectus or other information to which we have referred you. This Prospectus is not an offer to sell, or the solicitation of any offer to buy, any security other than the Common shares offered by this Prospectus; nor does it constitute an offer to sell, or a solicitation of any offer to buy, the Common shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Prospectus or any sale made pursuant to this Prospectus does not imply that the information contained in this Prospectus is correct as of any time after the date of this Prospectus. However, if any material change occurs while this Prospectus is required by law to be delivered, this Prospectus will be amended or supplemented.
This information may also be reviewed or obtained from the SEC. In order to review the information in person, you will need to visit the SEC's Public Reference Room in Washington, D.C. or call 202-551-8090 for information on the operation of the Public Reference Room. Otherwise, you may obtain the information for a fee, by contacting the SEC at:
U.S. Securities and Exchange Commission
Public Reference Section
100 F Street, N.E.
Washington, D.C. 20549
or at the e-mail address: publicinfo@sec.gov
Or obtain the information at no cost by visiting the SEC’s Internet website at www.sec.gov.
When contacting the SEC, you will want to refer to the Fund's SEC file number. The file number is as follows:
1940 Act File No.	811-10223
PRO-PL3G	(0614-063014)

STATEMENT OF ADDITIONAL INFORMATION

June 30, 2014

Voya Senior Income Fund

(formerly, ING Senior Income Fund)

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258-2034

(800) 992-0180

Class A, Class B, Class C, Class I, and Class W Common Shares

Voya Senior Income Fund (“Fund”) is a continuously-offered, diversified, closed-end, management investment company registered under the Investment Company Act of 1940, as amended, (“1940 Act”).  The Fund’s investment objective is to provide investors with a high level of monthly income.  There is no assurance that the Fund will achieve its investment objective.  The Fund will continuously offer its shares to the public and conduct monthly repurchase offers for its shares.  The Fund is managed by Voya Investments, LLC (formerly, ING Investments, LLC)(“Voya Investments” or “Adviser”).  Voya Investment Management Co. LLC (formerly, ING Investment Management Co. LLC)(“Voya IM” or “Sub-Adviser”) serves as the sub-adviser to the Fund.

This Statement of Additional Information (“SAI”) relating to this offering does not constitute a prospectus, but is incorporated therein by reference and should be read in conjunction with the Prospectus relating thereto, dated June 30, 2014 a copy of which may be obtained without charge from the Fund or the Fund’s principal underwriter, Voya Investments Distributor, LLC (formerly, ING Investments Distributor, LLC)(“Voya Investments Distributor” or “Distributor”) at the address and phone number listed above.  This SAI does not include all the information that a prospective investor should consider before purchasing shares in this offering, and investors should obtain and read the Prospectus prior to purchasing such shares.  In addition, the Fund’s financial statements and the independent registered public accounting firm’s report thereon included in the annual shareholder report dated February 28, 2014, are incorporated herein by reference.

The Prospectus and SAI omit certain information contained in the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s office for no charge.  The registration statement is also available on the SEC’s website (www.sec.gov).  Capitalized terms used in this SAI have the same meaning as in the Prospectus and some additional terms are defined particularly for this SAI.

CHANGE OF NAME

Effective March 1, 2002, the Fund changed its name from Pilgrim Senior Income Fund to ING Senior Income Fund.  Effective May 1, 2014, the Fund changed its name from ING Senior Income Fund to Voya Senior Income Fund.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to provide investors with a high level of monthly income. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in U.S. dollar-denominated floating rate secured senior loans (“Senior Loans”). Under normal market conditions the Fund invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and in U.S. territories and possessions or Canada.

The Senior Loans in which the Fund invests either hold the most senior position in the capital structure of the borrower, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower’s assets) that the Adviser or Sub-Adviser believes justify treatment as senior debt.  These Senior Loans are typically below investment-grade credit quality.  Investments rated below investment-grade (or of similar quality if unrated) are commonly known as high-yielding, high risk investments or as “junk” investments.

The Fund may also invest up to 20% of its total assets, measured at the time of purchase, in a combination of one or more of the following types of investments: loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans; notes and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; corporate debt securities; equity securities incidental to its investment in loans; repurchase and reverse repurchase agreements; and, subject to 1940 Act limitations, other investment companies, such as money market funds. Under normal circumstances, the Fund may also invest up to 10% of its total assets in cash and/or short-term instruments. During periods when, in the opinion of the Fund’s Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash and/or short-term instruments.

INVESTMENT RESTRICTIONS

The Fund operates under a number of investment policies and restrictions.  Certain investment restrictions of the Fund are designated as fundamental policies and as such may not be changed without the approval of a majority of the Fund’s outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class.  In accordance with the 1940 Act, a majority of the Fund’s outstanding securities means the lesser of: (i) 67% or more of the Fund’s shares present at a meeting, if the holders of more than 50% of the Fund’s shares are present or represented by proxy; or (ii) more than 50% of the Fund’s shares.  The following investment restrictions have been designated as fundamental policies.

The Fund will not:

1.                                      issue senior securities, except insofar as the Fund may be deemed to have issued a senior security by reason of: (i) entering into certain interest rate hedging transactions; (ii) entering into reverse repurchase agreements; or (iii) borrowing money or issuing preferred shares in amounts not exceeding the asset coverage tests established by Section 18(f) of the 1940 Act or as otherwise permitted by law;

2.                                      invest more than 25% of its total assets in any industry;

3.                                      make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Fund’s total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue, except that up to 25% of the Fund’s total assets may be invested without regard to the foregoing restrictions.  For the purpose of the foregoing restriction, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan.  In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan;

4.                                      act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating loans;

5.                                      purchase or sell equity securities, real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options (except that the Fund may, incidental to the purchase or ownership of an interest in a loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities as well as other assets, such as real estate and real estate mortgage loans);

6.                                      make loans of money or property to any person, except that the Fund may: (i) make loans to corporations or other business entities or enter into leases or other arrangements that have the characteristics of a loan consistent with its investment objective and policies; (ii) lend portfolio instruments; and (iii) acquire securities subject to repurchase agreements; or

7.                                      make investments on margin, hypothecate, mortgage, or pledge any of its assets except for the purpose of providing security for borrowings in an amount up to 33 1/3% of the Fund’s total assets as described above in paragraph 1.

For purposes of paragraph number 2 above, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.

If a percentage restriction set forth in paragraphs 2, 3, or 7 above is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Fund’s investments or amount of total assets will not be considered a violation of any of the foregoing restrictions.

There is no limitation on the percentage of the Fund’s total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale and to the extent the Fund invests in such instruments, the Fund’s portfolio should be considered illiquid.  The extent to which the Fund invests in such instruments may affect its ability to realize the net asset value (“NAV”) of the Fund in the event of the voluntary or involuntary liquidation of its assets.

The Fund has also adopted a non-fundamental policy as required by Rule 35d-1 under the 1940 Act to invest, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in U.S. dollar-denominated floating rate secured Senior Loans. The Fund has also adopted a policy to provide its shareholders with at least 60 days’ prior notice of any change in such investment policy. If, subsequent to an investment, the 80% requirement is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this policy.

REPURCHASE OFFER FUNDAMENTAL POLICY

The Board of Trustees (“Board”) has adopted a repurchase offer fundamental policy resolution setting forth the Fund’s fundamental policy that it will conduct monthly repurchase offers. This fundamental policy may be changed only with the approval of a majority of the Fund’s outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class.  The Fund is required to offer to repurchase between 5% and 25% of its outstanding Common Shares with each repurchase offer and, under normal market conditions, the Board expects to authorize not less than a 5% offer (“Repurchase Offer”).  The Fund may not offer to repurchase more than 25% of its outstanding Common Shares during any calendar quarter.

The time and dates by which repurchase offers must be accepted (“Repurchase Request Deadline”) are 4:00 p.m. Eastern time on the 10th business day of each month.  The repurchase price will be the Fund’s NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (or the next business day if the 14th calendar day is not a business day) (“Repurchase Offer Amount”).  Payment for all Common Shares repurchased pursuant to these offers will be made not later than 5 business days or 7 calendar days (whichever period is shorter) after the repurchase pricing date.  Under normal circumstances, it is expected that the repurchase pricing date will be the Repurchase Request Deadline and that the repurchase price will be the Fund’s NAV determined after close of business on the Repurchase Request Deadline.  Payment for Common Shares tendered will normally be made on the first business day following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer.  If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled.

The repurchase offer fundamental policy may be changed only with approval of a majority of the Fund’s outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class.

ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES

Some of the different types of securities in which the Fund may invest, subject to its investment objective, policies, and restrictions, are described in the Prospectus under “Investment Objective and Policies.”  Additional information concerning certain of the Fund’s investments and investment techniques is set forth below.

Derivatives

Generally, derivatives can be characterized as financial instruments whose value is derived, at least in part, from the value of an underlying asset or assets. Types of derivatives include swaps, options, futures contracts, options on futures, and forward contracts.  Derivative instruments may be used for a variety of reasons, including enhancing returns, hedging against certain market risks, or providing a substitute for purchasing or selling particular securities.  Derivatives may provide a cheaper, quicker, or more specifically focused way for the Fund to invest than “traditional” securities would.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole.  Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives.  Exchange-traded derivatives generally are guaranteed by the clearing agency, which is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily payment system (i.e., margin requirements) operated by the clearing agency in order to reduce overall credit risk.  As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange.  By contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Fund will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as they would review the credit quality of a security to be purchased by the Fund.  Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Equity Securities

In connection with its purchase or holding of interests in Senior Loans, the Fund may acquire (and subsequently sell) equity securities or exercise warrants that it receives.  The Fund will acquire such interests only as an incident to the intended purchase or ownership of loans or in connection with a reorganization of a borrower or its debt.  The Fund normally will not hold more than 20% of its total assets in equity securities.  Equity securities will not be treated as Senior Loans; therefore, an investment in such securities will not count toward the 80% of the Fund’s net assets (plus borrowings for investment purposes) that normally will be invested in Senior Loans.  Equity securities are subject to financial and market risks and can be expected to fluctuate in value.

Interest Rates and Portfolio Maturity

Interest rates on loans in which the Fund invests adjust periodically.  The interest rates are adjusted based on a base rate plus a premium or spread over the base rate.  The base rate usually is the London Inter-Bank Offered Rate (“LIBOR”), the federal funds rate, the prime rate, or other base lending rates used by commercial lenders. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits.  The Adviser and Sub-Adviser believe that changes in short-term LIBOR rates are closely related to changes in the

Federal Reserve federal funds rate, although the two are not technically linked.  The prime rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank’s lowest available rate.

Loans in which the Fund invests typically have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. The maximum duration of an interest rate reset on any loan in which the Fund may invest is one year.  Although the Fund has no restrictions on investment maturity, normally at least 80% of its portfolio will be invested in assets with remaining maturities of ten years or less.  The Fund’s portfolio of loans will ordinarily have a dollar-weighted average time until the next interest rate adjustment of 90 days or less, although the time may exceed 90 days.  The Fund may find it possible and appropriate to use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of loans.  If the Fund does so, it will consider the shortened period to be the adjustment period of the loan.  As short-term interest rates rise, interest payable to the Fund should increase.  As short-term interest rates decline, interest payable to the Fund should decrease.  The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund’s portfolio of loans.

Loans usually have mandatory and optional prepayment provisions.  Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity.  If a loan is prepaid, the Fund will have to reinvest the proceeds in other loans or securities, which may have a lower fixed spread over its base rate.  In such a case, the amount of interest paid to the Fund would likely decrease.

In the event of a change in the benchmark interest rate on a loan, the rate payable to lenders under the loan will, in turn, change at the next scheduled reset date.  If the benchmark rate goes up, the Fund as lender would earn interest at a higher rate, but only on and after the reset date.  If the benchmark rate goes down, the Fund as lender would earn interest at a lower rate, but only on and after the reset date.

During normal market conditions, changes in market interest rates will affect the Fund in certain ways.  The principal effect will be that the yield on the Fund’s Common Shares will tend to rise or fall as market interest rates rise and fall.  This is because almost all of the assets in which the Fund invests pay interest at rates which float in response to changes in market rates.  However, because the interest rates on the Fund’s assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole.  This means that changes to the rate of interest paid on the portfolio as a whole, will tend to lag behind changes in market rates.

Market interest rate changes may also cause the Fund’s NAV to experience moderate volatility.  This is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan given its individual credit and other characteristics.  If market interest rates change, a loan’s value could be affected to the extent the interest rate paid on that loan does not reset at the same time.  As discussed above, the rates of interest paid on the loans in which the Fund invests have a weighted average reset period that typically is less than 90 days.  Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

Finally, to the extent that changes in market rates of interest are reflected, not in a change to a base rate such as LIBOR, but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Fund invests, the Fund’s NAV could be adversely affected.  Again, this is because the value of a loan asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan given its individual credit and other characteristics.  However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan’s value based on changes in the market spread on loans in the Fund’s portfolio may be of longer duration.

Loans

Lending Loans and Other Portfolio Instruments

To generate additional income, the Fund may lend its portfolio securities, including interests in Senior Loans, in an amount equal to up to 33 1/3% of the Fund’s total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities.  No lending may be made to any companies affiliated with the Adviser or Sub-Adviser.  During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities and the Fund may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit.  As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.

The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC.  The lending of financial instruments is a common practice in the securities industry.  The loans are required to be secured continuously by collateral, consistent with the requirements of the 1940 Act discussed below, maintained on a current basis at an amount at least equal to the market value of the portfolio instruments loaned.  The Fund has the right to call a loan and obtain the portfolio instruments loaned at any time on such notice as specified in the transaction documents.  For the duration of the loan, the Fund will continue to receive the equivalent of the interest paid by the issuer on the portfolio instruments loaned and may also receive compensation for the loan of the financial instrument.  Any gain or loss in the market price of the instruments loaned that may occur during the term of the loan will be for the account of the Fund.

The Fund may lend its portfolio instruments so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently require that: (a) the borrower pledge and maintain with the Fund collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the instruments loaned; (b) the borrowers add to such collateral whenever the price of the instruments loaned rises (i.e., the value of the loan is marked-to-market on a daily basis); (c) the loan be made subject to termination by the Fund at any time; and (d) the Fund receives reasonable interest on the loan (which may include the Fund’s investing any cash collateral in interest bearing short-term investments), any distributions on the loaned instruments, and increase in their market value.  The Fund may lend its portfolio instruments to member banks of the Federal Reserve System, members of the New York Stock Exchange (“NYSE”) or other entities determined by the Adviser or Sub-Adviser to be creditworthy.  All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser or Sub-Adviser and will be considered in making decisions with respect to the lending of portfolio instruments.

The Fund may pay reasonable negotiated fees in connection with loaned instruments.  In addition, voting rights may pass with loaned securities but if a material event were to occur affecting such a loan, the Fund will retain the right to call the loan and vote the securities.  If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Fund’s rights as a creditor.  However, the loans will be made only to firms deemed by the Adviser or Sub-Adviser to be of good financial standing and when, in the judgment of the Adviser or Sub-Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk.

Loan Participation and Assignments

The Fund’s investment in loan participations typically will result in the Fund having a contractual relationship only with the lender and not with the borrower.  The Fund will have the right to receive payments of principal, interest, and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the borrower.  In connection with purchasing participation, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any right of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation.  As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation.  In the event of the insolvency of the lender selling the participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

When the Fund purchases a loan assignment from lenders, it will acquire direct rights against the borrowers on the loan.  However, because assignments are arranged through private negotiations between potential assignees and potential assignors, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.  Because there is no liquid market for such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors.  The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Fund’s ability to dispose of particular assignments or participation when necessary to meet redemption of Fund shares, to meet the Fund’s liquidity needs or, when necessary in response to a specific economic event such as deterioration in the creditworthiness of the borrower.  The lack of a liquid secondary market for assignments and participation also may make it more difficult for the Fund to value these securities for purposes of calculating its NAV.

Originating Loans

The Fund has the ability to act as an agent in originating and administering a loan on behalf of all lenders or as one of a group of co-agents in originating loans.  However, the Fund has not acted as agent or co-agent on any loans and has no present intention of doing so in the future.  An agent for a loan is required to administer and manage the loan and to service or monitor the collateral.  The agent is also responsible for the collection of principal, interest, and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement.  The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower’s financial condition. In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the loan.

Lenders generally rely on the agent to collect their portion of the payments on a loan and to use the appropriate creditor remedies against the borrower.  Typically under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property.  The borrower compensates the agent for these services.  Such compensation may include special fees paid on structuring and funding the loan and other fees on a continuing basis.  The precise duties and rights of an agent are defined in the loan agreement.

When the Fund is an agent, it has as a party to the loan agreement, a direct contractual relationship with the borrower and, prior to allocating portions of the loan to the lenders, if any, assumes all risks associated with the loan.  The agent may enforce compliance by the borrower with the terms of the loan agreement.  Agents also have voting and consent rights under the applicable loan agreement.  Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the loan, which percentage varies depending on the relative loan agreement.  Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a loan, or relating collateral therefore, frequently require the unanimous vote or consent of all lenders affected.  When the Fund participates as an original lender, it typically acquires the loan at par.

Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders.  Each lender in a loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower.  Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct.  In the event of a borrower’s default on a loan, the loan agreements provide that the lenders do not have recourse against the Fund for its activities as agent.  Instead, lenders will be required to look to the borrower for recourse.

In a typical interest in a Senior Loan, the agent administers the loan and has the right to monitor the collateral.  The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders.  The Fund normally looks to the agent to collect and distribute principal of, and interest on, a Senior Loan.  Furthermore, the Fund looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor credit loan covenants, and notify the lenders of any adverse changes in the borrower’s financial condition or declarations of insolvency.  At times the Fund may also negotiate with the agent regarding the agent’s exercise of credit remedies under a Senior Loan.  The agent is compensated for these services by the borrower as set forth in the loan agreement.  Such compensation may take the form of a fee or other amount paid upon the making of the Senior Loan and/or an ongoing fee or other amount.

The loan agreements in connection with Senior Loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent’s agency status in the event that it fails to act properly, becomes insolvent, enters Federal Deposit Insurance Corporation (“FDIC”) receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns.  In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.

Other Investment Companies

An investment company is a company engaged in the business of pooling investors’ money and trading in securities for them. Examples include face-amount certificate companies, unit investment trusts and management companies. When the Fund invests in other investment companies, shareholders of the Fund bear their proportionate share of the underlying investment companies’ fees and expenses.

The Fund may invest in other investment companies to the extent permitted under the 1940 Act and the rules, regulations, and exemptive orders thereunder. For so long as shares of the Fund are purchased by another fund in reliance on Section 12(d)(1)(G) of the 1940 Act, the Fund will not purchase securities of a registered open-end investment company or registered unit investment trust in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.

There are some potential disadvantages associated with investing in other investment companies.  In addition to the advisory and operational fees, the Fund bears directly in connection with its own operation, the Fund would also bear its pro-rata portions of each other investment company’s advisory and operational expenses.  When the Fund invests in other investment companies, you indirectly pay a proportionate share of the expenses of that other investment company (including management fees, administration fees, and custodial fees) in addition to the expenses of the Fund.

Additional Information on Loans

Loans in which the Fund invests are typically made to business borrowers to finance leveraged buyouts, recapitalizations, mergers, stock repurchases, and to finance internal growth.  Such loans usually include restrictive covenants which must be maintained by the borrower.  Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt.  A breach of covenant, which is not waived by the agent, is normally an event of acceleration, i.e., the agent has the right to call the loan.  In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow.  Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest.  The free cash flow shall be applied to prepay the loan in an order of maturity described in the loan documents.  Under certain interests in loans, the Fund may have an obligation to make additional loans upon demand by the borrower.  The Fund intends to ensure its ability to satisfy such demands by segregating sufficient assets in high-quality short-term liquid investments or borrowing to cover such obligations.

The Fund believes that the principal credit risk associated with acquiring loans from another lender is the credit risk associated with the borrower of the underlying loan.  The Fund may incur additional credit risk when the Fund acquires a participation in a loan from another lender because the Fund must assume the risk of insolvency or bankruptcy of the other lender from which the loan was acquired.  However, in acquiring loans, the Fund conducts an analysis and evaluation of the financial condition of each such lender.  In this regard, if the lenders have a long-term debt rating, the long-term debt of all such participants is rated “BBB” or better by Standard & Poor’s Ratings Services (“S&P”) or “Baa” or better by Moody’s Investors Services, Inc. (“Moody’s”), or has received a comparable rating by another nationally recognized rating service.  In the absence of rated long-term debt, the lenders or, with respect to a bank, the holding company of such lenders have commercial paper outstanding which is rated at least “A-1” by S&P or “P-1” by Moody’s.  In the absence of such rated long-term debt or rated commercial paper, the Fund may acquire participations in loans from lenders whose long-term debt and commercial paper is of comparable quality to the foregoing rating standards as determined by the Adviser under the supervision of the Trustees.  The Fund also diversifies its portfolio with respect to lenders from which the Fund acquires loans.  (See “Investment Restrictions.”)

Loans, unlike certain bonds, usually do not have call protection.  This means that investments comprising the Fund’s portfolio, while having a stated one- to ten-year term, may be prepaid, often without penalty.  The Fund generally holds loans to maturity unless it has become necessary to sell them to satisfy any shareholder repurchase offers or to adjust the Fund’s portfolio in accordance with the Adviser’s or Sub-Adviser’s view of current or expected economic or specific industry or borrower conditions.

Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance.  Prepayments on loans may also be made by the borrower at its election.  The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower.  Prepayment would cause the actual duration of a loan to be shorter than its stated maturity.  Prepayment may be deferred by the Fund.  This should, however, allow the Fund to reinvest in a new loan and recognize as income any unamortized loan fees.  In many cases this will result in a new facility fee payable to the Fund.

Because interest rates paid on these loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new loan by the Fund will not have a material adverse impact on the yield of the portfolio.  (See “Portfolio Transactions.”)

Under a loan, the borrower generally must pledge as collateral, assets which may include one or more of the following: cash, accounts receivable, inventory, property, plant and equipment, both common and preferred stocks in its subsidiaries, trademarks, copyrights, patent rights, and franchise value.  The Fund may also receive guarantees as a form of collateral.  In some instances, a loan may be secured only by stock in a borrower or its affiliates.  However, there is no assurance that the borrower would provide additional collateral, that the liquidation of the existing collateral would satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated.

The Fund may be required to pay and receive various fees and commissions in the process of purchasing, selling, and holding loans.  The fee component may include any, or a combination of, the following elements:  arrangement fees, non-use fees, facility fees, letter of credit fees, and ticking fees.  Arrangement fees are paid at the commencement of a loan as compensation for the initiation of the transaction.  A non-use fee is paid based upon the amount committed but not used under the loan.  Facility fees are on-going annual fees paid in connection with a loan.  Letter of credit fees are paid if a loan involves a letter of credit.  Ticking fees are paid from the initial commitment indication until loan closing if for an extended period.  The amount of fees is negotiated at the time of closing.

Other Investments

Assets not invested in Senior Loans will generally consist of other instruments, including loans to borrowers organized outside the United States and in U.S. territories and possessions or Canada; unsecured floating rate loans, notes and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes, corporate debt securities, cash or short-term debt instruments with remaining maturities of 120 days or less (which may have yields tied to the prime rate, commercial paper rates, the federal funds rate or LIBOR); equity securities and warrants acquired in connection with investment in or restructuring of a loan and other instruments as described under “Additional Information About Investments and Investment Techniques;” and subject to 1940 Act limitations, in other investment companies such as money market funds. Short-term debt instruments may include: (i) commercial paper rated A-1 by S&P or P-1 by Moody’s, or of comparable quality as determined by the Adviser; (ii) certificates of deposit, bankers’ acceptances, and other bank deposits and obligations; and (iii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.  Under normal circumstances, the Fund may invest up to 10% of its total assets in cash and/or short-term instruments. During periods when, in the judgment of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Fund may hold up to 100% of its assets in cash.

Repurchase Agreements

The Fund has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements if the asset which is the subject of the repurchase is a loan.  Such agreements may be considered to be loans by the Fund for purposes of the 1940 Act.  Each repurchase agreement must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, at all times. Pursuant to such repurchase agreements, the Fund acquires securities from financial institutions such as brokers, dealers, and banks, subject to the seller’s agreement to repurchase and the Fund’s agreement to resell such securities at a mutually agreed upon date and price.  The term of such an agreement is generally quite short, possibly overnight or for a few days, although it may extend over a number of months (up to one year) from the date of delivery.  The repurchase price generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security).  The securities underlying a repurchase agreement will be marked-to-market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser or Sub-Adviser will monitor the value of the collateral.  Securities subject to repurchase agreements will be held by the custodian or in the Federal Reserve/Treasury Book-Entry System.  If the seller defaults on its repurchase obligation, the Fund will suffer a loss to the extent that the proceeds from a sale of the underlying securities is less than the repurchase price under the agreement.  Bankruptcy or insolvency of such a defaulting seller may cause the Fund’s rights with respect to such securities to be delayed or limited.  To mitigate this risk the Fund only enters into repurchase agreements with highly rated, large financial institutions.  The Fund may only enter into repurchase agreements that qualify for an exclusion from any automatic stay of creditors’ rights against the counterparty under applicable insolvency law in the event of the counterparty’s insolvency.

Reverse Repurchase Agreements

The Fund has the ability, pursuant to its investment objective and policies, to enter into reverse repurchase agreements.  A reverse repurchase agreement is a contract under which the Fund may sell and simultaneously obtain the commitment of the purchaser to sell the security back to the Fund at an agreed upon price on an agreed upon date.  Reverse repurchase agreements will be considered borrowings by the Fund and as such, are subject to the restrictions on borrowing.  Borrowings by the Fund create an opportunity for greater total return but at the same time increase exposure to capital risk.  The Fund will maintain in a segregated account with its custodian, cash or liquid high-grade portfolio securities in an amount sufficient to cover its obligations with respect to the repurchase agreements.  The Fund will receive payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian.  Regulations of the SEC require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund’s books and records pending repurchase.  Reverse repurchase agreements may involve certain risks in the event of default or insolvency of the other party, including possible loss from delays or restrictions upon the Fund’s ability to dispose of the underlying securities.

MANAGEMENT OF THE FUND

The business and affairs of the Fund are managed under the direction of the Fund’s Board according to the applicable laws of the State of Delaware.  The Board governs the Fund and is responsible for protecting the interests of shareholders.  The Trustees are experienced executives who oversee the Fund’s activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund’s performance.

Set forth in the table below is information about each trustee of the Fund.

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) – During the Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(2)	Other Board Positions Held by Trustee
Independent Trustees

Colleen D. Baldwin 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 54	Trustee	November 2007 – Present	President, Glantuam Partners, LLC, a business consulting firm (January 2009 – Present).	164	DSM/Dentaquest Boston MA (February 2014 – Present).

John V. Boyer 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 60	Chairman Trustee	January 2014 – Present January 2005 – Present	President and Chief Executive Officer, Bechtler Arts Foundation, an arts and education foundation (January 2008 – Present).	164	None.

Patricia W. Chadwick 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 65	Trustee	January 2006 – Present	Consultant and President, Ravengate Partners LLC, a consulting firm that provides advice regarding financial markets and the global economy (January 2000 – Present).	164	Wisconsin Energy Corp. (June 2006 – Present) and The Royce Funds (35 funds) (December 2009 – Present).

Albert E. DePrince, Jr. 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258 Age: 73	Trustee	May 2013 – Present	Professor of Economics and Finance, Middle Tennessee State University (August 1991– Present) and various positions with Academy of Economics and Finance (2003 – Present).	164	None.

Peter S. Drotch 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 72	Trustee	November 2007 – Present	Retired.	164	First Marblehead Corporation (September 2003 – Present).

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) – During the Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(2)	Other Board Positions Held by Trustee
J. Michael Earley 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 69	Trustee	February 2002 – Present	Retired.	164	None.

Russell H. Jones 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258 Age: 70	Trustee	May 2013 – Present	Retired.	164	None.

Patrick W. Kenny 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 71	Trustee	January 2005 – Present	Retired. Formerly, President and Chief Executive Officer, International Insurance Society (June 2001 – June 2009).	164	Assured Guaranty Ltd. (April 2004 – Present).

Joseph E. Obermeyer 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258 Age: 56	Trustee	May 2013 –Present	President, Obermeyer & Associates, Inc., a provider of financial and economic consulting services (November 1999 – Present).	164	None.

Sheryl K. Pressler 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 63	Trustee	January 2006 – Present	Consultant (May 2001 – Present).	164	None.

Roger B. Vincent 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 68	Trustee	February 2002 – Present	Retired. Formerly, President, Springwell Corporation, a corporate finance firm (March 1989 – August 2011).	164	UGI Corporation (February 2006 – Present) and UGI Utilities, Inc. (February 2006 – Present).

Trustee who is an “Interested Person”

Shaun P. Mathews(3) 7337 East Doubletree Ranch Road, Suite 100	Trustee	November 2007 – Present	President and Chief Executive Officer, Voya Investments, LLC (November 2006 – Present).	164	Voya Capital Corporation, LLC (formerly, ING Capital Corporation, LLC) (December 2005 – Present).

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) – During the Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(2)	Other Board Positions Held by Trustee
Scottsdale, Arizona 85258 Age: 58

(1)                                 Trustees serve until their successors are duly elected and qualified.  The tenure of each Trustee who is not an “interested person,” as defined in the 1940 Act, of the Fund, (as defined below, “Independent Trustee”)  is subject to the Board’s retirement policy, which states that each duly elected or appointed Independent Trustee shall retire from and cease to be a member of the Board of Trustees at the close of business on December 31 of the calendar year in which the Independent Trustee attains the age of 73.  A majority vote of the Board’s other Independent Trustees may extend the retirement date of an Independent Trustee if the retirement would trigger a requirement to hold a meeting of shareholders of the Fund under applicable law, in whether for purposes of appointing a successor to the Independent Trustee or otherwise comply with applicable law, in which case the extension would apply until such time as the shareholder meeting can be held or is no longer required (as determined by the vote of a majority of the other Independent Trustees).

(2)                                 For the purposes of this table  “Fund Complex” means the Voya family of funds including the following investment companies:  Voya Asia Pacific High Dividend Equity Income Fund; Voya Balanced Portfolio, Inc.; Voya Emerging Markets High Dividend Equity Fund; Voya Equity Trust; Voya Funds Trust; Voya Global Advantage and Premium Opportunity Fund; Voya Global Equity Dividend and Premium Opportunity Fund; Voya Infrastructure, Industrials and Materials Fund; Voya Intermediate Bond Portfolio; Voya International High Dividend Equity Income Fund; Voya Investors Trust; Voya Mayflower Trust; Voya Money Market Portfolio; Voya Mutual Funds; Voya Partners, Inc.; Voya Prime Rate Trust; Voya Natural Resources Equity Income Fund; Voya Senior Income Fund; Voya Separate Portfolios Trust; Voya Series Fund, Inc.; Voya Strategic Allocation Portfolios, Inc.; Voya Variable Funds; Voya Variable Insurance Trust; Voya Variable Portfolios, Inc.; and Voya Variable Products Trust.  The number of funds in the Fund Complex is as of May 31, 2014.

(3)                                 Mr. Mathews is deemed to be an “interested person,” as defined in the 1940 Act, of the Fund because of his current affiliation with any of the Voya funds, Voya Financial, Inc. or Voya Financial Inc.’s affiliates.

Information Regarding Officers of the Fund

Information about the Fund’s Officers is set forth in the table below.

Name, Address and Age	Positions Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Last Five Years
Shaun P. Mathews 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 58	President and Chief Executive Officer	November 2006 – Present	President and Chief Executive Officer, Voya Investments, LLC (November 2006 – Present).

Michael J. Roland 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 56	Executive Vice President	February 2002 – Present

Managing Director and Chief Operating Officer, Voya Investments, LLC and Voya Funds Services, LLC (April 12 – Present). Formerly. Chief Compliance Officer Directed Services LLC and Voya Investments, LLC (March 2011 – December 2013), Executive Vice President and Chief Operating Officer, Voya Investments, LLC and Voya Funds Services, LLC (January 2007 – April 2012)and Chief Compliance Officer, Voya Family of Funds (March 2011 – February 2012).

Stanley D. Vyner 230 Park Avenue New York, New York 10169	Executive Vice President Chief Investment Risk	August 2003 – Present September 2009 – Present	Executive Vice President, Voya Investments, LLC (July 2000 – Present); and Chief Investment Risk Officer, Voya Investments, LLC (January 2003 – Present).

Name, Address and Age	Positions Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Last Five Years
Age: 64	Officer

Kevin M. Gleason 7337 East Doubletree Ranch Road Suite 100 Scottsdale, Arizona 85258 Age: 47	Chief Compliance Officer	February 2012 – Present

Senior Vice President, Voya Investments LLC (February 2012 – Present). Formerly, Assistant General Counsel and Assistant Secretary, The Northwestern Mutual Life Insurance Company, (June 2004 – January 2012).

Todd Modic 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 46	Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary	March 2005 – Present	Senior Vice President, Voya Funds Services, LLC (March 2005 – Present).

Daniel A. Norman 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 56	Senior Vice President and Treasurer	January 2001 – Present	Senior Vice President and Group Head, Voya Investment Management Co. LLC (January 2000 - Present).

William H. Rivoir III 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 63	Senior Vice President and Assistant Secretary	January 2001 - Present	Senior Vice President, Voya Investment Management Co. LLC (January 2004 – Present).

Kimberly A. Anderson 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 49	Senior Vice President	November 2003 – Present	Senior Vice President, Voya Investments, LLC (October 2003 – Present).

Jeffrey A. Bakalar 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 54	Senior Vice President	January 2001 - Present	Senior Vice President and Group Head, Voya Investment Management Co. LLC (January 2000 – Present).

Elliot A. Rosen 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 61	Senior Vice President	May 2002 - Present	Senior Vice President, Voya Investment Management Co. LLC (February 1999 - Present).

Julius Drelick III 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 47	Senior Vice President	July 2012 – Present

Senior Vice President – Fund Compliance, Voya Funds Services, LLC (June 2012 – Present); and Chief Compliance Officer, Directed Services LLC and Voya Investments, LLC (January 2014 – Present). Formerly, Vice President – Platform Product Management and Project Management, Voya Investments, LLC (April 2007 – June 2012).

Robert Terris	Senior Vice President	May 2006 – Present	Senior Vice President, Head of Division Operations, Voya Funds Services, LLC

Name, Address and Age	Positions Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Last Five Years
7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 44			(January 2006 – Present).

Fred Bedoya 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 41	Vice President and Treasurer	September 2012 – Present	Vice President, Voya Funds Services, LLC (March 2012 – Present). Formerly, Assistant Vice President – Director, Voya Funds Services, LLC (March 2003 – March 2012).

Maria M. Anderson 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 56	Vice President	September 2004 – Present	Vice President, Voya Funds Services, LLC (September 2004 – Present).

Lauren D. Bensinger 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 60	Vice President	August 2003 – Present

Vice President, Voya Investments, LLC and Voya Funds Services, LLC (February 1996 – Present); Director of Compliance, Voya Investments, LLC (October 2004 – Present); and Vice President and Money Laundering Reporting Officer, Voya Investments Distributor, LLC (April 2010 – Present). Formerly, Chief Compliance Officer, Voya Investments Distributor, LLC (August 1995 – April 2010).

Robyn L. Ichilov 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 46	Vice President	November 1997 – Present	Vice President, Voya Funds Services, LLC (November 1995 – Present) and Voya Investments, LLC (August 1997 – Present). Formerly, Treasurer, Voya Family of Funds (November 1999 – February 2012).

Jason Kadavy 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 38	Vice President	September 2012 – Present	Vice President, Voya Funds Services, LLC (July 2007 – Present).

Kimberly K. Springer 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 57	Vice President	March 2006 – Present

Vice President, Platform Product Management and Project Management; Voya Investments, LLC (July 2012 – Present); Vice President, Voya Investment Management – Voya Family of Funds (March 2010 – Present); and Vice President, Voya Funds Services, LLC (March 2006 – Present); Formerly, Managing Paralegal, Registration Statements (June 2003 – July 2012).

Craig Wheeler 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 45	Vice President	May 2013 – Present	Vice President – Director of Tax, Voya Funds Services, LLC (March 2013 – Present). Formerly, Assistant Vice President – Director of Tax, Voya Funds Services, LLC (March 2008 – March 2013).

Huey P. Falgout, Jr. 7337 East Doubletree Ranch Road,	Secretary	August 2003 – Present	Senior Vice President and Chief Counsel, Voya Investment Management – Voya Family of Funds (March 2010 – Present). Formerly, Chief Counsel, ING

Name, Address and Age	Positions Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Last Five Years
Suite 100 Scottsdale, Arizona 85258 Age: 50			Americas, U.S. Legal Services (October 2003 – March 2010).

Paul Caldarelli 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 62	Assistant Secretary	June 2010 – Present

Vice President and Senior Counsel, ING Investment Management – Voya Family of Funds (March 2010 – Present). Formerly, Senior Counsel, ING Americas, U.S. Legal Services (April 2008 – March 2010) and Counsel, ING Americas, U.S. Legal Services (May 2005 – April 2008).

Theresa K. Kelety 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258 Age: 51	Assistant Secretary	August 2003 – Present

Vice President and Senior Counsel, Voya Investment Management – Voya Family of Funds (March 2010 – Present). Formerly, Senior Counsel, ING Americas, U.S. Legal Services (April 2008 – March 2010) and Counsel, ING Americas, U.S. Legal Services (April 2003 – April 2008).

(1)                                 The Officers hold office until the next annual meeting of the Trustees and until their successors shall have been elected and qualified.

The Board of Trustees

The Fund is governed by the Fund’s Board, which oversees the Fund’s business and affairs.  The Board delegates the day-to-day management of the Fund to the Fund’s officers and to various service providers that have been contractually retained to provide such day-to-day services.  The Voya entities that render services to the Fund do so pursuant to contracts that have been approved by the Board.  The Trustees are experienced executives who, among other duties, oversee the Fund’s activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund’s investment performance.

The Board Leadership Structure and Related Matters

Effective May 21, 2013, the membership of the Boards of Directors/Trustees overseeing the funds in the Voya family of funds were consolidated (the “Consolidation”) so that the same members serve on each board in the Voya family of funds.  The Board is now comprised of twelve (12) members, eleven (11) of whom are independent or disinterested persons, which means that they are not “interested persons” of the funds in the Voya family of funds as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”).  Prior to May 21, 2013, the Board was composed of ten (10) members, eight (8) of whom were Independent Trustees.

The Fund is one (1) of 24 registered investment companies (with a combined total of approximately 164 separate series) in the Voya family of funds and all of the Trustees serve as members of, as applicable, each investment company’s/trust’s Board of Directors or Board of Trustees.  The Board employs substantially the same leadership structure with respect to each of these investment companies.

One of the Independent Trustees, currently John V. Boyer, serves as the Chairman of the Board of the Fund.  The responsibilities of the Board Chairman include: coordinating with management in the preparation of agendas for Board meetings; presiding at Board meetings; between Board meetings, serving as a primary liaison with other Trustees, Officers of the Fund, management personnel and legal counsel to the Independent Trustees; and such other duties as the Board periodically may determine.  Mr. Boyer does not hold a position with any firm that is a sponsor of the Fund.  The designation of an individual as the Independent Chairman does not impose on such Independent Trustee any duties, obligations or liabilities greater than the duties, obligations or liabilities imposed on such person as a member of the Board, generally.

The Board performs many of its oversight and other activities through the committee structure described below in the “Board Committees” section. Each Committee operates pursuant to a written Charter approved by the Board. The Board currently conducts regular meetings eight (8) times a year. Six (6) of these regular meetings consist of sessions held over a two-day period and two (2) of these meetings consist of a one-day session. In addition, during the course of a year, the Board and many of its Committees typically hold special meetings by telephone or in person to discuss specific matters that require action prior to the next regular meetings.  The Independent Trustees have engaged independent legal counsel to assist them in performing their oversight responsibilities.

The Board believes that its committee structure is an effective means of empowering the Trustees to perform their fiduciary and other duties.  For example, the Board’s committee structure facilitates, as appropriate, the ability of individual Board members to receive detailed presentations on topics under their review and to develop increased familiarity with respect to such topics and with key personnel at relevant service providers. At least annually, with guidance from its Nominating and Governance Committee, the Board analyzes whether there are potential means to enhance the efficiency and effectiveness of the Board’s operations.

Board Committees

Audit Committee.  The Board has established an Audit Committee whose functions include, among other things:  (i) meeting with the independent registered public accounting firm of the Fund to review the scope of the Fund’s audit, the Fund’s financial statements and accounting controls; (ii) meeting with management concerning these matters, internal audit activities, and other matters; (iii) overseeing the implementation of the Voya funds’ valuation procedures and the fair value determinations made with respect to securities held by the Voya funds for which market value quotations are not readily available. The Audit Committee currently consists of six (6) Independent Trustees.  The following Trustees currently serve as members of the Audit Committee:  Ms. Baldwin and Messrs. Drotch, Earley, Kenny, Obermeyer, and Vincent. Mr. Earley currently serves as Chairperson of the Audit Committee. Ms. Baldwin and Messrs. Drotch, Earley, Kenny, Obermeyer, and Vincent have each been designated as Audit Committee Financial Experts under the Sarbanes-Oxley Act of 2002.  The Audit Committee currently meets regularly five (5) times per year, and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting.  The Audit Committee held five (5) meetings during the fiscal year ended February 28, 2014.

The Audit Committee and Compliance Committee sometimes meet jointly to consider matters that are reviewed by both Committees.  The Committees held three (3) such additional joint meetings during the fiscal year ended February 28, 2014.

Compliance Committee.  The Board has established a Compliance Committee for the purpose of, among other things:  (i) providing oversight with respect to compliance by the funds in the Voya family of funds and their service providers with applicable laws, regulations, and internal policies and procedures affecting the operations of the Fund; (ii) serving as a committee, and in such capacity, to receive, retain, and act upon reports of evidence of possible material violations of applicable U.S. federal or state securities laws and breaches of fiduciary duty arising under U.S. federal or state laws; (iii) coordinating activities between the Board and the Chief Compliance Officer (“CCO”) of the funds; (iv) facilitating information flow among Board members and the CCO between Board meetings; (v) working with the CCO and management to identify the types of reports to be submitted by the CCO to the Compliance Committee and the Board; (vi) making recommendations regarding the role, performance, and oversight of the CCO; (vii) overseeing management’s administration of proxy voting; and (viii) overseeing the effectiveness of brokerage usage by the Fund’s advisers or sub-advisers, as applicable, and compliance with regulations regarding the allocation of brokerage for services.

The Compliance Committee currently consists of five (5) Independent Trustees: Dr. DePrince, Mses. Chadwick and Pressler, and Messrs. Boyer,  and Jones. Mr. Jones currently serves as Chairperson of the Compliance Committee. The Compliance Committee currently meets regularly four (4) times per year, and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting.  The Compliance Committee held five (5) meetings during the fiscal year ended February 28, 2014.

The Audit Committee and Compliance Committee sometimes meet jointly to consider matters that are reviewed by both Committees.  The Committees held three (3) such additional joint meetings during the fiscal year ended February 28, 2014.

Contracts Committee. The Board has established a Contracts Committee for the purpose of overseeing the annual renewal process relating to investment advisory and sub-advisory agreements and, at the discretion of the Board, other agreements or plans involving the Voya family of funds (including the Fund).  The responsibilities of the Contracts Committee include, among other things:  (i) identifying the scope and format of information to be provided by service providers in connection with applicable contract approvals or renewals; (ii) providing guidance to independent legal counsel regarding specific information requests to be made by such counsel on behalf of the Trustees; (iii) evaluating regulatory and other developments that might have an impact on applicable approval and renewal processes; (iv) reporting to the Trustees its recommendations and decisions regarding the foregoing matters; (v) assisting in the preparation of a written record of the factors considered by Trustees relating to the approval and renewal of advisory and sub-advisory agreements; (vi) recommending to the Board specific steps to be taken by it regarding the contracts approval and renewal process, including, for example, proposed schedules of meetings by the Trustees; and (vii) otherwise providing assistance in connection with Board decisions to renew, reject, or modify agreements or plans.

As of January 23, 2014, the Contracts Committee currently consists of all eleven (11) of the Independent Trustees of the Board:  Dr. DePrince, Mses. Baldwin, Chadwick and Pressler, and Messrs. Boyer, Drotch, Earley, Jones, Kenny, Obermeyer, and Vincent. Ms. Pressler currently serves as Chairperson of the Contracts Committee.  Prior to January 23, 2014, the Contracts Committee (the “Prior Contracts Committee”) was made up of eight (8) Independent Trustees and met regularly seven (7) times per year and held special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. The Prior Contracts Committee held eight (8) meetings during the fiscal year ended February 28, 2014.  It is expected that the Contracts Committee will also meet regularly seven (7) times per year and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting.

The Board has established a Contracts Sub-Committee for the purpose of initially reviewing substantially all of the matters considered by the Contracts Committee.  The Contracts Sub-Committee currently consists of seven (7) Independent Trustees. The following Trustees serve as members of the Contracts Sub-Committee:  Dr. DePrince, Mses. Baldwin, Chadwick and Pressler, and Messrs. Boyer, Obermeyer, and Vincent.  Ms. Pressler currently serves as Chairperson of the Contracts Sub-Committee.  The Contracts Sub-Committee was newly established on January 23, 2014 and did not meet during the fiscal year ended February 28, 2014.  It is expected that the Contracts Sub-Committee will meet regularly seven (7) times per year and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting.

Investment Review Committees.  The Board has established, for all of the funds under its direction, the following three (3) Investment Review Committees:  (i) the Joint Investment Review Committee (“Joint IRC”); (ii) the Investment Review Committee for the Domestic Equity Funds (“DE IRC”); and (iii) the Investment Review Commmitte for the International/Balanced/Fixed-Income Funds (“I/B/F IRC”). Each of the Investment Review Committees perform the following functions, among other things:  (i) monitoring the investment performance of the funds in the Voya family of funds that are assigned to that Committee; and (ii) make recommendations to the Board with respect to investment management activities performed by the advisers and/or sub-advisers on behalf of such Voya funds, and reviewing and making recommendations regarding proposals by management to retain new or additional sub-advisers for these Voya funds.  The Fund is monitored by the Joint IRC.  Each committee is described below:

The Joint IRC currently consists of eleven (11) Independent Trustees and one (1) Trustee who is an “interested person” of the funds in the Voya family of funds, as defined in the 1940 Act (“Interested Trustee”).  The following Trustees serve as members of the Joint IRC: Dr. DePrince, Mses. Baldwin, Chadwick and Pressler, and Messrs. Boyer, Drotch, Earley, Jones, Kenny, Mathews, Obermeyer, and Vincent.  Mr. Obermeyer currently serves as Chairperson of the Joint IRC.  The Joint IRC was newly established on January 23, 2014 and did not meet during the fiscal year ended February 28, 2014.  Prior to January 23, 2014, the Board held joint meetings of the I/B/F IRC and the DE IRC.  It is expected that the Joint IRC will meet regularly six (6) times per year.

The DE IRC currently consists of six (6) Independent Trustees.  The following Trustees serve as members of the DE IRC:  Ms. Baldwin, and Messrs. Boyer, Drotch, Jones, Obermeyer, and Vincent.  Ms. Baldwin currently serves as Chairperson of the DE IRC.  The DE IRC, which currently meets regularly six (6) times per year, held six (6) meetings during the fiscal year ended February 28, 2014.

The I/B/F IRC currently consists of five (5) Independent Trustees.  The following Trustees serve as members of the IBF IRC:  Dr. DePrince, Mses. Chadwick and Pressler and Messrs. Earley, Kenny, and Mathews.  Ms. Chadwick currently serves as Chairperson of the I/B/F IRC.  The I/B/F IRC, which currently meets regularly six (6) times per year, held six (6) meetings during the fiscal year ended February 28, 2014.

Nominating and Governance Committee. The Board has established a Nominating and Governance Committee for the purpose of, among other things:  (i) identifying and recommending to the Board candidates it proposes for nomination to fill Independent Trustee vacancies on the Board; (ii) reviewing workload and capabilities of Independent Trustees and recommending changes to the size or composition of the Board, as necessary; (iii) monitoring regulatory developments and recommending modifications to the Committee’s responsibilities; (iv) considering and, if appropriate, recommending the creation of additional committees or changes to Trustee policies and procedures based on rule changes and “best practices” in corporate governance; (v) conducting an annual review of the membership and chairpersons of all Board committees and of practices relating to such membership and chairpersons; (vi) undertaking a periodic study of compensation paid to independent board members of investment companies and making recommendations for any compensation changes for the Independent Trustees; (vii) overseeing the Board’s annual self-evaluation process; (viii) developing (with assistance from management) an annual meeting calendar for the Board and its committees; and (ix) overseeing actions to facilitate attendance by Independent Trustees at relevant educational seminars and similar programs.

In evaluating potential candidates to fill Independent Trustee vacancies on the Board, the Nominating and Governance Committee will consider a variety of factors, but it has not at this time set any specific minimum qualifications that must be met.  Specific qualifications of candidates for Board membership will be based on the needs of the Board at the time of nomination.  The Nominating and Governance Committee will consider nominations received from shareholders and shall assess shareholder nominees in the same manner as it reviews nominees that it identifies as potential candidates.  A shareholder nominee for Trustee should be submitted in writing to the Trustee’s Secretary at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258.  Any such shareholder nomination should include at least the following information as to each individual proposed for nominations as Trustee: such person’s written consent to be named in a proxy statement as a nominee (if nominated) and to serve as a Trustee (if elected), and all information relating to such individual that is required to be disclosed in the solicitation of proxies for election of Trustees, or is otherwise required, in each case under applicable federal securities laws, rules, and regulations, including such information as the Board may reasonably deem necessary to satisfy its oversight and due diligence duties.

The Secretary shall submit all nominations received in a timely manner to the Nominating and Governance Committee.  To be timely in connection with a shareholder meeting to elect Trustees, any such submission must be delivered to the Fund’s Secretary not earlier than the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of the meeting is first made, by either the disclosure in a press release or in a document publicly filed by the Fund with the SEC.

The Nominating and Governance Committee currently consists of five (5) Independent Trustees.  The following Trustees serve as members of the Nominating and Governance Committee: Ms. Baldwin and Messrs. Boyer, Drotch, Jones, and Kenny.  Mr. Kenny currently serves as Chairperson of the Nominating and Governance Committee. The Nominating and Governance Committee typically meets three (3) times per year and on an as-needed basis.  The Committee held three (3) meetings during the fiscal year ended February 28, 2014.

The Board’s Risk Oversight Role

The day-to-day management of various risks relating to the administration and operation of the Fund is the responsibility of management and other service providers retained by the Board or by management, most of whom employ professional personnel who have risk management responsibilities.  The Board oversees this risk management function consistent with and as part of its oversight duties.  The Board performs this risk management oversight function directly and, with respect to various matters, through its committees.  The following description provides an overview of many, but not all, aspects of the Board’s oversight of risk management for the Fund.  In this connection, the Board has been advised that it is not practicable to identify all of the risks that may impact the Fund or to develop procedures or controls that are designed to eliminate all such risk exposures, and that applicable securities law regulations do not contemplate that all such risks be identified and addressed.

The Board, working with management personnel and other service providers, has endeavored to identify the primary risks that confront the Fund.  In general, these risks include, among others: (i) investment risks; (ii) credit risks; (iii) liquidity risks; (iv) valuation risks; (v) operational risks; (vi) reputational risks; (vii) regulatory risks; (viii) risks related to potential legislative changes; and (ix) the risk of conflicts of interest affecting Voya affiliates in managing the Fund.  The Board has adopted and periodically reviews various policies and procedures that are designed to address these and other risks confronting the Fund.  In addition, many service providers to the Fund have adopted their own policies, procedures, and controls designed to address particular risks to the Fund.  The Board and persons retained to render advice and service to the Board periodically review and/or monitor changes to and developments relating to the effectiveness of these policies and procedures.

The Board oversees risk management activities in part through receipt and review by the Board or its committees of regular and special reports, presentations and other information from officers of the Fund, including the CCOs for the Fund and its investment adviser and the Fund’s Chief Investment Risk Officer (“CIRO”), and from other service providers.  For example, management personnel and the other persons make regular reports and presentations to: (i) the Compliance Committee regarding compliance with regulatory requirements; (ii) the Investment Review Committees regarding investment activities and strategies that may pose particular risks; (iii) the Audit Committee with respect to financial reporting controls and internal audit activities; (iv) the Nominating and Governance Committee regarding corporate governance and best practice developments; and (v) the Contracts Committee regarding regulatory and related developments that might impact the retention of service providers to the Company.  The CIRO oversees an Investment Risk Department (“IRD”) that provides an independent source of analysis and research for Board members in connection with their oversight of the investment process and performance of portfolio managers.  Among its other duties, the IRD seeks to identify and, where practicable, measure the investment risks being taken by the Fund’s portfolio managers.  Although the IRD works closely with management of the Fund in performing its duties, the CIRO is directly accountable to and maintains an ongoing dialogue with the Independent Trustees.

Qualifications of the Trustees

The Board believes that each of the Trustees is qualified to serve as a Trustee of the Fund based on its review of the experience, qualifications, attributes and skills of each Trustee.  The Board bases this conclusion on its consideration of various criteria, no one of which is controlling.  Among others, the Board has considered the following factors with respect to each Trustee: strong character and high integrity; an ability to review, evaluate, analyze and discuss information provided; the ability to exercise effective business judgment in protecting shareholder interests while taking into account different points of view; a background in financial, investment, accounting, business, regulatory or other skills that would be relevant to the performance of a Trustee’s duties; the ability and willingness to commit the time necessary to perform his or her duties; and the ability to work in a collegial manner with other Board members.  Each Trustee’s ability to perform his or her duties effectively is evidenced by his or her: experience in the investment management business; related consulting experience; other professional experience; experience serving on the boards of directors of other public companies; educational background and professional training; prior experience serving on the Board of Trustees of the Fund, as well as the boards of other investment companies in the Voya family of funds and/or of other investment companies; and experience as attendees or participants in conferences and seminars that are focused on investment company matters and/or duties that are specific to board members of registered investment companies.

Information indicating certain of the specific experience and qualifications of each Trustee relevant to the Board’s belief that the Trustee should serve in this capacity is provided in the table above that provides information about each Trustee.  That table includes, for each Trustee, positions held with the Fund, the length of such service, principal occupations during the past five (5) years, the number of series within the Voya family of funds for which the Trustee serves as a Board member and certain directorships held during the past five (5) years.  Set forth below are certain additional specific experiences, qualifications, attributes, or skills that the Board believes support a conclusion that each Trustee should serve as a Board member in light of the Fund’s business and structure.

Colleen D. Baldwin has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2007.  She also served as the Chairperson of the Board’s DE IRC since January 23, 2014 and, prior to that, as the Chairperson of the Board’s Nominating and Governance Committee since 2009.  Ms. Baldwin is currently an Independent Director of DSM/Dentaquest and is a member of its Audit and Finance/Investment Review Committees.  Ms. Baldwin has been President of Glantuam Partners, LLC, a business consulting firm, since 2009.  Prior to that, she served in senior positions at the following financial services firms: Chief Operating Officer for Ivy Asset Management, Inc. (2002-2004), a hedge fund manager; Chief Operating Officer and Head of Global Business and Product Development for AIG Global Investment Group (1995-2002), a global investment management firm; Senior Vice President at Bankers Trust Company (1994-1995); and Senior Managing Director at J.P. Morgan & Company (1987-1994).  Ms. Baldwin began her career in 1981 at AT&T/Bell Labs as a systems analyst.  Ms. Baldwin holds a B.S. from Fordham University and an M.B.A. from Pace University.

John V. Boyer has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2005.  He also has served as Chairperson of the Fund’s Board since January 22, 2014, and prior to that, as Chairperson of the Fund’s I/B/F IRC since 2006.  Since 2008, Mr. Boyer has been President of the Bechtler Arts Foundation for which, among his other duties, Mr. Boyer oversees all fiduciary aspects of the Foundation and assists in the oversight of the Foundation’s endowment fund.  Previously, he served as President and Chief Executive Officer of the Franklin and Eleanor Roosevelt Institute (2006-2007) and as Executive Director of The Mark Twain House & Museum (1989-2006) where he was responsible for overseeing business operations, including endowment funds.  He also served as a board member of certain predecessor mutual funds of the Voya family of funds (1997-2005).  Mr. Boyer holds a B.A. from the University of California, Santa Barbara and an M.F.A. from Princeton University.

Patricia W. Chadwick has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2006.  She also has served as Chairperson of the Fund’s I/B/F IRC since January 23, 2014 and, prior to that, as Chairperson of the Fund’s DE IRC since 2007.   Since 2000, Ms. Chadwick has been the Founder and President of Ravengate Partners LLC, a consulting firm that provides advice regarding financial markets and the global economy.  She also is a director of The Royce Funds (since 2009), Wisconsin Energy Corp. (since 2006), and AMICA Mutual Insurance Company (since 1992).  Previously, she served in senior roles at several major financial services firms where her duties included the management of corporate pension funds, endowments, and foundations, as well as management responsibilities for an asset management business.  Ms. Chadwick holds a B.A. from Boston University and is a Chartered Financial Analyst.

Dr. Albert E. DePrince, Jr. has been a Trustee of the Fund since May 21, 2013, the date of the Consolidation, and a board member of other Voya funds since 1998.  Dr. DePrince has been a professor of Economics and Finance at Middle Tennessee State University since 1991. Prior to joining the faculty at Middle Tennessee

State University, Dr. DePrince served in various business positions, including 12 years at Marine Midland Bank in New York City, where he held the positions of Chief Economist and Senior Vice President, and nine years as an economist with the Federal Reserve Bank of New York. Dr. DePrince holds a B.A. in Economics from Bucknell University, an M.A. in Economics from the University of Michigan, and a Ph.D. in Economics from New York University. Dr. DePrince also served as Director at the Business and Economic Research Center at Middle Tennessee State University from 1999 to 2002 and has published numerous scholarly papers and journal articles in the areas of financial markets, financial institutions, mutual fund performance, and monetary policy.

Peter S. Drotch has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2007.  Prior to his retirement in 2000, he was a partner at the accounting firm of PricewaterhouseCoopers LLP, where he was the leader of the firm’s U.S. Investment Management practice group and a member of its global leadership team where he acquired extensive experience with respect to audits and other financial matters relating to registered investment companies.  Since his retirement, he also has served on the boards of registered investment companies in other fund complexes (the State Street Research Funds and BlackRock Funds) from 2005 to 2007 and as a consultant with respect to investment company regulatory compliance matters.   Mr. Drotch is also a Director of First Marblehead Corporation (student loans) and Tufts Health Plan (health insurance) a Director of the University of Connecticut, Foundation, Inc., and a member of the General Counsel of the Investment Company Institute’s Independent Directors Council. Mr. Drotch holds a B.S. from the University of Connecticut and is a retired Certified Public Accountant.

J. Michael Earley has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2002.  He also has served as Chairperson of the Fund’s Audit Committee since 2003.  Mr. Earley retired in 2008 as President and Chief Executive Officer of Bankers Trust Company, N.A. (Des Moines, Iowa), where he had worked since 1992.  He also has served on the boards of directors of that company (1992-2009) and of Midamerica Financial Corporation (2002-2009), and as a board member of certain predecessor mutual funds of the Voya family of funds (1997-2002).  Mr. Earley holds a B.B.A. and a J.D. from the University of Iowa.

Russell H. Jones has been a Trustee of the Fund since May 21, 2013, the date of the Consolidation, and a board member of other Voya funds since December 2007.  He has also served as Chairperson of the Fund’s Compliance Committee since January 23, 2014. From 1973 until his retirement in 2008, Mr. Jones served in various positions at Kaman Corporation, an aerospace and industrial distribution manufacturer, including Senior Vice President, Chief Investment Officer and Treasurer, Principal Investor Relations Officer, Principal Public Relations Officer and Corporate Parent Treasurer. Mr. Jones served as an Independent Director and Chair of the Contracts Committee for CIGNA Mutual Funds from 1995 until 2005. Mr. Jones also served as President of the Hartford Area Business Economists from 1986 until 1987. Mr. Jones holds a B.A. from the University of Connecticut and an M.A. from the Hartford Seminary.

Patrick W. Kenny has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2005.  He also has served as the Chairperson of the Fund’s Nominating and Governance Committee since January 23, 2014 and, prior to that, Chairperson of the Fund’s Compliance Committee since 2006.  He previously served as President and Chief Executive Officer (2001-2009) of the International Insurance Society (insurance trade association), Executive Vice President (1998-2001) of Frontier Insurance Group (property and casualty insurance company), Senior Vice President (1995-1998) of SS&C Technologies (software and technology company), Chief Financial Officer (1988-1994) of Aetna Life & Casualty Company (multi-line insurance company), and as Partner (until 1988) of KPMG (accounting firm).  Mr. Kenny currently serves (since 2004) on the board of directors of Assured Guaranty Ltd. (provider of financial guaranty insurance) and previously served on the boards of Odyssey Re Holdings Corporation (multi-line reinsurance company) (2006-2009) and of certain predecessor mutual funds of the Voya family of funds (2002-2005).  Mr. Kenny holds a B.B.A. from the University of Notre Dame and an M.A. from the University of Missouri and is a Certified Public Accountant.

Shaun P. Mathews has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2007.  He also is President and Chief Executive Officer of Voya Investments, LLC (2006 to present).  Mr. Mathews previously served as President of Voya Mutual Funds and Investment Products (2004-2006) and several other senior management positions in various aspects of the financial services business.

Joseph E. Obermeyer has been a Trustee of the Fund since May 21, 2013, the date of the Consolidation, and a board member of other Voya family of funds since 2003.  He has also served as the Chairperson of the Fund’s Joint IRC since January 23, 2014. Mr. Obermeyer is the founder and President of Obermeyer & Associates, Inc., a provider of financial and economic consulting services since 1999. Prior to founding Obermeyer & Associates, Mr. Obermeyer had more than 15 years of experience in accounting, including serving as a Senior Manager at Arthur Andersen LLP from 1995 until 1999.  Previously, Mr. Obermeyer served as a Senior Manager at Coopers & Lybrand LLP from 1993 until 1995, as a Manager at Price Waterhouse from 1988 until 1993, Second Vice President from 1985 until 1988 at Smith Barney, and as a consultant with Arthur Andersen & Co. from 1984 until 1985. Mr. Obermeyer holds a B.A. in Business Administration from the University of Cincinnati, an M.B.A. from Indiana University, and post graduate certificates from the University of Tilburg and INSEAD.

Sheryl K. Pressler has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2006.  She also has served as Chairperson of both the Fund’s the  Contracts Committee and Contracts Sub-Committee since 2007, and January 23, 2014, respectively.  Ms. Pressler has served as a consultant on financial matters since 2001.  Previously, she held various senior positions involving financial services, including as Chief Executive Officer (2000-2001) of Lend Lease Real Estate Investments, Inc. (real estate investment management and mortgage servicing firm), Chief Investment Officer (1994-2000) of California Public Employees’ Retirement System (state pension fund), Director of Stillwater Mining Company (May 2002 — May 2013), and Director of Retirement Funds Management (1981-1994) of McDonnell Douglas Corporation (aircraft manufacturer).  Ms. Pressler holds a B.A. from Webster University and an M.B.A. from Washington University.

Roger B. Vincent has been a Trustee of the Fund and a board member of other investment companies in the Voya family of funds since 2002.  He also previously served as Chairman of the Board of Trustees from 2007 — January 21, 2014 and, prior to that, as Chairperson of the Contracts Committee and the DE IRC.  Mr. Vincent retired in 2011 as President of Springwell Corporation (a corporate finance firm).  He is a Director of UGI Corporation and UGI Utilities, Inc. (since 2006).  He previously worked for 20 years at Bankers Trust Company where he was a Managing Director and a member of the bank’s senior executive partnership.  He also previously served as a Director of AmeriGas Partners, L.P. (1998-2006), Tatham Offshore, Inc. (1996-2000), and Petrolane, Inc. (1993-1995), and as a board member of certain predecessor funds of the Voya family of funds (1993-2002).  Mr. Vincent is a board member of the Mutual Fund Directors Forum and a past Director of the National Association of Corporate Directors. Mr. Vincent holds a B.S. from Yale University and an M.B.A. from Harvard University.

Trustee Ownership of Securities

In order to further align the interests of the Independent Trustees with shareholders, it is the policy of the Board for Independent Trustees to own, beneficially, shares of one or more funds in the Voya family of funds at all times (“Ownership Policy”).  For this purpose, beneficial ownership of shares of a Voya fund includes, in addition to direct ownership of Voya fund shares, ownership of a variable annuity contract or a variable life insurance policy whose proceeds are invested in a Voya fund within the Voya family of funds, as well as deferred compensation payments under the Board’s deferred compensation arrangements pursuant to which the future value of such payments is based on the notional value of designated funds within the Voya family of funds.

Prior to May 22, 2014, under this Ownership Policy, the initial value of investments in the Voya family of funds that Trustees were required to beneficially own must have been equal to at least $100,000.  On May 22, 2014, the Board amended the Ownership Policy (“the Amended Ownership Policy”) to increase the initial value of investments that a Trustee must own in the Voya family of funds to $230,000.  Pursuant to the Amended Ownership Policy, the Trustees will be required to beneficially own at least $230,000 of investments in the Voya family of funds within a reasonable period of time. The Ownership Policy provides that a new Trustee shall satisfy the foregoing requirements within a reasonable amount of time, not to exceed three years, after becoming a Trustee.  A decline in the value of any Trustee’s fund’s investments in the Voya family of funds will not cause a Trustee to have to make any additional investments under this Ownership Policy.  As of December 31, 2013, all Independent Trustees are in compliance with this Ownership Policy.

Investment in mutual funds of the Voya family of funds by the Trustees pursuant to this Ownership Policy are subject to:  (1) policies, applied by the mutual funds of the Voya family of funds to other similar investors, that are designed to prevent inappropriate market timing trading practices; and (2) to any provisions of the Code of Ethics for the Voya family of funds that otherwise apply to the Trustees.

Trustees’ Fund Equity Ownership Positions

The following table sets forth information regarding each Trustee’s ownership of equity securities in the Fund and the aggregate holdings of shares of equity securities of all funds in the Voya family of funds overseen by the Trustees for the calendar year ended December 31, 2013:

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in the Voya family of funds
Independent Trustees
Colleen D. Baldwin	$50,001 - $100,000(1)	Over $100,000(1)
John V. Boyer	None	Over $100,000 $50,001 - $100,000(1)
Patricia W. Chadwick	None	Over $100,000
Albert E. DePrince, Jr.	None	Over $100,000(1)
Peter S. Drotch	$50,001 - $100,000	Over $100,000
J. Michael Earley	None	Over $100,000
Russell H. Jones	None	Over $100,000(1)
Patrick W. Kenny	None	Over $100,000 Over $100,000(1)
Joseph E. Obermeyer	None	Over $100,000(1)
Sheryl K. Pressler	None	Over $100,000(1)
Roger B. Vincent	None	Over $100,000 Over $100,000(1)
Trustee who is an “Interested Person”
Shaun P. Mathews	None	Over $100,000 Over $100,000(1)

(1)   Held in a Deferred Compensation Account and/or 401(k) account.

Independent Trustee Ownership of Securities of the Adviser, the Underwriter and their Affiliates

The following tables sets forth information regarding each Independent Trustee’s (and his or her immediate family members’) share ownership in securities of the Fund’s investment adviser or principal underwriter, and the ownership of securities in an entity controlling, controlled by or under common control with the investment adviser or principal underwriter of the Fund (not including registered investment companies) as of December 31, 2013.

Name of Trustee	Name of Owners and Relationship to Trustee	Company	Title of Class	Value of Securities	Percentage of Class
Colleen D. Baldwin	N/A	N/A	N/A	N/A	N/A
John V. Boyer	N/A	N/A	N/A	N/A	N/A
Patricia W. Chadwick	N/A	N/A	N/A	N/A	N/A
Albert E. DePrince, Jr.	N/A	N/A	N/A	N/A	N/A
Peter S. Drotch	N/A	N/A	N/A	N/A	N/A
J. Michael Earley	N/A	N/A	N/A	N/A	N/A
Russell H. Jones	N/A	N/A	N/A	N/A	N/A
Patrick W. Kenny	N/A	N/A	N/A	N/A	N/A
Joseph E. Obermeyer	N/A	N/A	N/A	N/A	N/A
Sheryl K. Pressler	N/A	N/A	N/A	N/A	N/A
Roger B. Vincent	N/A	N/A	N/A	N/A	N/A

Trustee Compensation

Each Trustee is reimbursed for reasonable expenses incurred in connection with each meeting of the Board or any Committee meeting attended.  Each Independent Trustee is compensated for his or her services on a quarterly basis according to a fee schedule adopted by the Board.  The current fee schedule consists of an annual retainer, compensation for Board and Committee Chairpersons, and additional compensation for attendance at regularly scheduled meetings.  The Board may from time to time designate other meetings as subject to compensation.

Effective January 1, 2014, the Fund pays each Trustee who is not an interested person of the Fund his or her pro rata share, as described below, of: (i) an annual retainer of $230,000; (ii) Mr. Boyer, as Chairperson of the Board, receives an additional annual retainer of $100,000; (iii) Mses. Baldwin, Chadwick, and Pressler and Messrs. Earley, Jones, Kenny, and Obermeyer as Chairpersons of Committees of the Board, each receives an additional annual retainer of $30,000, $30,000, $65,000, $25,000, $25,000, $25,000, and $30,000, respectively; (iv) $10,000 per attendance at any of the regularly scheduled meetings (four (4) quarterly meetings, two (2) auxiliary meetings, and two (2) annual contract review meetings); and (v) out-of-pocket expenses. The Board at its discretion may from time to time designate other special meetings as subject to an attendance fee in the amount of $5,000 for in-person meetings and $2,500 for special telephonic meetings.

Prior to January 1, 2014, the Fund paid each Trustee who was not an interested person a pro rata share, as described below, of:  (i) an annual retainer of $200,000; (ii) Mr. Vincent, as Chairman of the Board, receives an additional annual retainer of $80,000; (iii) Mses. Baldwin, Chadwick, and Pressler and Messrs. Earley, Boyer, and Kenny, as Chairpersons of Committees of the Board, each received an additional annual retainer of $25,000, $30,000, $65,000, $25,000, $30,000, and $25,000, respectively; (iv) $10,000 per attendance at any of the regularly scheduled meetings (four (4) quarterly meetings, two (2) auxiliary meetings, and two (2) annual contract review meetings); and (v) out-of-pocket expenses.  The Board at its discretion could from time to time designate other meetings as subject to an attendance fee in the amount of $5,000 for in-person meetings and $2,500 for special telephonic meetings.

The pro rata share paid by the Fund is based on the Fund’s average net assets as a percentage of the average net assets of the Fund managed by the Adviser or its affiliate, Directed Services LLC for which the Trustees serve in common as Trustees.

Future Compensation Payment

Certain future payment arrangements were in place prior to the Consolidation.  More particularly, each non-interested Trustee, with the exception of Messrs. DePrince, Gavin, Jones, and Obermeyer, who was a Trustee on or before May 9, 2007, and who will have served as a non-interested Trustee for five or more years for one or more in the Voya family of funds is entitled to a future payment (“Future Payment”), if such Trustee: (i) retires in accordance with the Board’s retirement policy; (ii) dies; or (iii) becomes disabled.  The Future Payment shall be made promptly to, as applicable, the Trustee or the Trustee’s estate, in an amount equal to two (2) times the annual compensation payable to such Trustee, as in effect at the time of his or her retirement, death or disability if the Trustee had served as Trustee for at least five years as of May 9, 2007, or in a lesser amount calculated based on the proportion of time served by such Trustee (as compared to five years) as of May 9, 2007.  The annual compensation determination shall be based upon the annual Board membership retainer fee in effect at the time of that Trustee’s retirement, death or disability (but not any separate annual retainer fees for chairpersons of committees and of the Board), provided that the annual compensation used for this purpose shall not exceed the annual retainer fees as of May 9, 2007.  This amount shall be paid by the Voya fund or Voya funds on whose Board the Trustee was serving at the time of his or her retirement, death, or disability. Each applicable Trustee may elect to receive payment of his or her benefit in a lump sum or in three substantially equal payments.

Compensation Table

The following table sets forth information provided by the Fund’s Adviser regarding compensation of the Trustees by the Fund and other funds managed by the Adviser and its affiliates for the fiscal year ended February 28, 2014.  Officers of the Fund and Trustees who are interested persons of the Fund do not receive any compensation from the Fund or any other funds managed by the Adviser or its affiliates.

Name of Trustee	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Trustees
Colleen D. Baldwin(3)	$2,210	N/A	N/A	$312,500	(1)
John V. Boyer(3)	$2,231	N/A	N/A	$317,500	(1)
Patricia W. Chadwick	$2,227	N/A	N/A	$317,500	(1)
Albert E. DePrince, Jr.	$1,335	N/A	N/A	$242,731	(2)
Peter S. Drotch	$1,844	N/A	N/A	$265,000	(1)
J. Michael Earley	$2,173	N/A	N/A	$310,000	(1)
Martin J. Gavin(3)(4)	$596	N/A	N/A	$125,943	(2)
Russell H. Jones(3)	$1,335	N/A	N/A	$229,078	(2)
Patrick W. Kenny(3)	$2,203	N/A	N/A	$312,500	(1)
Shaun P. Mathews(5)	N/A	N/A	N/A	N/A
Joseph E. Obermeyer(3)	$1,335	N/A	N/A	$238,830	(2)
Sheryl K. Pressler	$2,472	N/A	N/A	$352,500	(1)
Roger B. Vincent	$2,577	N/A	N/A	$367,500	(1)

(1)                 Represents compensation from: (1) for the period from May 21, 2013 to February 28, 2014, 169 funds (total funds in the Fund Complex as of February 28, 2014); and (2) for the period from March 1, 2013 to May 20, 2013, 145 funds overseen by the Board member prior to the Consolidation).

(2)                 Represents compensation from: (1) for the period from May 21, 2013 to February 28, 2014, 169 funds (total funds in the Fund Complex as of February 28, 2014); and (2) for the period from March 1, 2013 to May 20, 2013, 34 funds overseen by the Board member prior to the Consolidation).

(3)                 For the fiscal year ended February 28, 2014, Ms. Baldwin and Messrs. Boyer, Gavin, Jones, Kenny, and Obermeyer deferred $100,000, $20,000, $50,513, $35,000, $76,208, and $21,391, respectively, of their compensation from the Fund Complex.

(4)                 Mr. Gavin resigned as a Trustee, effective September 12, 2013.

(5)                 Mr. Mathews is an “interested person,” as defined by the 1940 Act, of the Fund because of his current affiliation with any of the Voya funds, Voya Financial, Inc., or any of Voya Financial Inc.’s affiliates.

CODE OF ETHICS

The Fund, the Adviser, the Sub-Adviser, and the Distributor have each adopted a code of ethics (“Code of Ethics” or written supervisory procedures) governing personal trading activities of all Trustees, Officers of the Fund, and the Distributor, and persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Fund or obtain information pertaining to such purchase or sale.  The Code of Ethics is intended to prohibit fraud against the Fund that may arise from personal trading of securities that may be purchased or held by the Fund or of Fund’s shares.  The Code of Ethics also prohibits short-term trading of the Fund by persons subject to the Code of Ethics.  Personal trading is permitted by such persons subject to certain restrictions; however such persons are generally required to pre-clear all security transactions with the Fund’s Compliance Department and to report all transactions on a regular basis.  The Sub-Adviser has adopted its own Code of Ethics to govern the personal trading activities of its personnel.

The Code of Ethics may be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The Code of Ethics is available on the SEC’s website (www.sec.gov) and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC’s Public Reference Section at the address listed above.

PROXY VOTING PROCEDURES

The Board has adopted proxy voting procedures and guidelines to govern the voting of proxies relating to the Fund’s portfolio securities. The procedures delegate to the Adviser the authority to vote proxies relating to portfolio securities and provide a method for responding to potential conflicts of interest. In delegating voting authority to the Adviser, the Board has also approved the Adviser’s proxy voting procedures, which require the Adviser to vote proxies in accordance with the Fund’s proxy voting procedures and guidelines. An independent proxy voting service has been retained to assist in the voting of Fund proxies through the provision of vote analysis, implementation and recordkeeping and disclosure services. In addition, the Compliance Committee oversees the implementation of the Fund’s proxy voting procedures. A copy of the proxy voting procedures and guidelines of the Fund, including procedures of the Adviser, is attached hereto as Appendix A. No later than August 31st of each year, information regarding how the Fund voted proxies relating to portfolio securities for the one-year period ending June 30th is available through Voya’s website (www.voyainvestments.com) or by accessing the SEC’s EDGAR database (www.sec.gov).

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

Control is defined by the 1940 Act as the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company.  A control person may be able to take action regarding the Fund without the consent or approval of other shareholders. As of June 16,, 2014 no person owned beneficially, or of record, more than 25% of the Fund.

As of June 16, 2014 the Trustees and Officers of the Fund as a group owned less than 1% of any class of the Fund’s outstanding shares.

As of June 16, 2014, to the knowledge of the Fund, no person owned beneficially or of record more than 5% of the outstanding shares of any class of the Fund, except as follows:

Name/Address	Class and Type of Ownership	Percentage of Class	Percentage of Fund
National Financial Services LLC. For Excl Benefit of Our Customers Attn: Mutual Funds Dept 4th Floor	Class A	16.72%	9.70%

Name/Address	Class and Type of Ownership	Percentage of Class	Percentage of Fund
499 Washington Blvd Jersey City, NJ 07310
UBS Financial Services Inc Attn: Department Manager 499 Washington Blvd, 9th Fl Jersey City, NJ 07310-2055	Class A	11.84%	8.77%
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0001	Class A	13.92%	13.55%
Morgan Stanley Smith Barney Harborside Financial Center Plaza 2 - 3rd Floor Jersey City, NJ 07311	Class A	8.00%	13.30%
LPL Financial Omnibus Customer Account Attn: Lindsay O’Toole 9785 Towne Centre Drive San Diego, CA 92121-1968	Class A	5.34%	8.11%
National Financial Services LLC. For Excl Benefit of Our Customers Attn: Mutual Funds Dept 4th Floor 499 Washington Blvd Jersey City, NJ 07310	Class B	38.60%	9.70%
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0001	Class B	18.46%	13.55%
MLPF & S for the Sole Benefit of the Customers ATTN: Fund Administration 4800 Deer Lake DR East 3rd Floor Jacksonville, FL 32246-6484	Class B	8.41%	5.98%
First Clearing, LLC 2801 Market Street Saint Louis, MO 63103-2523	Class B	9.74%	9.95%
Raymond James Omnibus for Mutual Funds House Account Firm Attn: Courtney Waller 880 Carillon Pkwy St. Petersburg, FL 33716	Class B	6.50%	4.89%
National Financial Services LLC. For Excl Benefit of Our Customers Attn: Mutual Funds Dept 4th Floor 499 Washington Blvd Jersey City, NJ 07310	Class C	5.66%	9.70%
UBS Financial Services Inc Attn: Department Manager 499 Washington Blvd, 9th Fl Jersey City, NJ 07310-2055	Class C	8.05%	8.77%
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0001	Class C	11.79%	13.55%
MLPF & S for the Sole Benefit of the Customers ATTN: Fund Administration 4800 Deer Lake DR East 3rd Floor Jacksonville, FL 32246-6484	Class C	9.42%	5.98%
First Clearing, LLC 2801 Market Street	Class C	14.70%	9.95%

Name/Address	Class and Type of Ownership	Percentage of Class	Percentage of Fund
Saint Louis, MO 63103-2523
Morgan Stanley Smith Barney Harborside Financial Center Plaza 2 - 3rd Floor Jersey City, NJ 07311	Class C	15.75%	13.30%
Raymond James Omnibus for Mutual Funds House Account Firm Attn: Courtney Waller 880 Carillon Pkwy St. Petersburg, FL 33716	Class C	6.34%	4.89%
LPL Financial Omnibus Customer Account Attn: Lindsay O’Toole 9785 Towne Centre Drive San Diego, CA 92121-1968	Class C	6.02%	8.11%
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0001	Class I	12.08%	13.55%
First Clearing, LLC 2801 Market Street Saint Louis, MO 63103-2523	Class I	17.25%	9.95%
Morgan Stanley Smith Barney Harborside Financial Center Plaza 2 - 3rd Floor Jersey City, NJ 07311	Class I	33.27%	13.30%
RBC Capital Markets LLC Mutual Fund Omnibus Processing Attn: Mutual Funds Ops Manager 60 South 6th Street Minneapolis, MN 55402-4400	Class I	7.72%	2.54%
LPL Financial Omnibus Customer Account Attn: Lindsay O’Toole 9785 Towne Centre Drive San Diego, CA 92121-1968	Class I	14.90%	8.11%
Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-0001	Class W	26.92%	13.55%
Raymond James Omnibus for Mutual Funds House Account Firm Attn: Courtney Waller 880 Carillon Pkwy St. Petersburg, FL 33716	Class W	8.89%	4.89%
LPL Financial Omnibus Customer Account Attn: Lindsay O’Toole 9785 Towne Centre Drive San Diego, CA 92121-1968	Class W	34.41%	8.11%

ADVISER

The investment adviser for the Fund is Voya Investments, which is registered with the SEC as an investment adviser and serves as an investment adviser to registered investment companies (or series thereof), as well as structured finance vehicles.  Voya Investments, subject to the authority of the Board, has the overall responsibility for the management of the Fund’s portfolio subject to delegation of certain responsibilities to Voya IM.  Voya Investments and Voya IM are indirect, wholly-owned subsidiaries of Voya Financial, Inc.

Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries. As of the date of this SAI, Voya Financial, Inc. is a subsidiary of ING Groep N.V. (“ING Groep”).  ING Groep is a global financial institution of Dutch origin with operations in more than 40 countries.  Voya Investments became an investment management firm in April 1995.

On February 26, 2001, the name of the Adviser changed from ING Pilgrim Investments, Inc. to ING Pilgrim Investments, LLC.  On March 1, 2002, the name of the Adviser was changed from ING Pilgrim Investments, LLC to ING Investments, LLC.  On May 1, 2014 the name of the Adviser was changed from ING Investments, LLC to Voya Investments, LLC.

Voya Investments serves pursuant to an investment advisory agreement (“Investment Advisory Agreement”) between Voya Investments and the Fund.  The Investment Advisory Agreement requires Voya Investments to oversee the provisions of all investment advisory and portfolio management services of the Fund.  Pursuant to a sub-advisory agreement (“Sub-Advisory Agreement”) Voya Investments has delegated certain management responsibilities to the Sub-Adviser of the Fund.  Voya Investments oversees the investment management of the Sub-Adviser.

The Investment Advisory Agreement requires Voya Investments to provide, subject to the supervision of the Board, investment advice and investment services to the Fund and to furnish advice and recommendations with respect to investment of the Fund’s assets and the purchase or sale of its portfolio securities.  Voya Investments also provides investment research and analysis.  The Investment Advisory Agreement provides that Voya Investments is not subject to liability to the Fund for any act or omission in the course of, or connected with, rendering services under the Investment Advisory Agreement, except by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Investment Advisory Agreement.

After an initial term of two years, the Investment Advisory Agreement and Sub-Advisory Agreement continue in effect from year to year so long as such continuance is specifically approved at least annually by: (a) the Board; or (b) the vote of a “majority” (as defined in the 1940 Act) of the Fund’s outstanding shares voting as a single class; provided that in either event the continuance is also approved by at least a majority of the Board who are not “interested persons” (as defined in the 1940 Act) of  the Adviser or Sub-Adviser, as the case may be, by vote cast in person at a meeting called for the purpose of voting on such approval.

The Investment Advisory Agreement is terminable without penalty with not less than 60 days’ notice by the Board or by a vote of the holders of a majority of the Fund’s outstanding shares voting as a single class, or upon not less than 60 days’ notice by the Adviser.  The Investment Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Approval of Advisory Agreement

For more information regarding the Board’s November 2012 approval of the investment advisory relationship and the Board’s January 2013 approval of the investment advisory relationship in connection with the IPO, please refer to the Fund’s annual shareholder report dated February 28, 2013.

ING Groep Restructuring

In October 2009, ING Groep submitted a restructuring plan (the “Restructuring Plan”) to the European Commission in order to receive approval for state aid granted to ING Groep by the Kingdom of the Netherlands in November 2008 and March 2009. To receive approval for this state aid, ING Groep was required to divest its insurance and investment management businesses, including Voya Financial, Inc., before the end of 2013. In November 2012, the Restructuring Plan was amended to permit ING Groep additional time to complete the divestment. Pursuant to the amended Restructuring Plan, ING Groep must divest at least 25%

of Voya Financial, Inc. by the end of 2013, more than 50% by the end of 2014, and the remaining interest by the end of 2016 (such divestment, the “Separation Plan”).

In May 2013, Voya Financial, Inc. conducted an initial public offering of Voya Financial, Inc. common stock (the “IPO”). In October 2013, ING Groep divested additional shares in a secondary offering of common stock of Voya Financial, Inc. In March, 2014, ING Groep divested additional shares, reducing its ownership interest in Voya Financial, Inc. below 50%. Voya Financial, Inc. did not receive any proceeds from these offerings.

ING Groep has stated that it intends to sell its remaining interest in Voya Financial, Inc. over time. While the base case for the remainder of the Separation Plan is the divestment of ING Groep’s remaining interest in one or more broadly distributed offerings, all options remain open and it is possible that ING Groep’s divestment of its remaining interest in Voya Financial, Inc. may take place by means of a sale to a single buyer or group of buyers.

It is anticipated that one or more of the transactions contemplated by the Separation Plan would result in the automatic termination of the existing Investment Advisory and Sub-Advisory Agreements under which the Adviser and Sub-Adviser provide services to the Fund. In order to ensure that the existing investment advisory and sub-advisory services can continue uninterrupted, the Board approved the new advisory and sub-advisory agreements for the Fund, as applicable, in connection with the IPO. Shareholders of the Fund approved new advisory and sub-advisory agreements prompted by the IPO, as well as any future advisory and sub-advisory agreements prompted by the Separation Plan that are approved by the Board and whose terms are not materially different from the current agreements.  This means that shareholders may not have another opportunity to vote on a new agreement with the Adviser or an affiliated sub-adviser even if they undergo a change of control, as long as no single person or group of persons acting together gains “control” (as defined in the 1940 Act) of Voya Financial, Inc.

The Separation Plan, whether implemented through public offerings or other means, may be disruptive to the businesses of Voya Financial, Inc. and its subsidiaries, including the Adviser and affiliated entities that provide services to the Fund, and may cause, among other things, interruption of business operations or services, diversion of management’s attention from day-to-day operations, reduced access to capital, and loss of key employees or customers. The completion of the Separation Plan is expected to result in the Adviser’s loss of access to the resources of ING Groep, which could adversely affect its business. Since a portion of the shares of Voya Financial, Inc., as a standalone entity, are publicly held, it is subject to the reporting requirements of the Securities Exchange Act of 1934 as well as other U.S. government and state regulations, and subject to the risk of changing regulation.

The Separation Plan may be implemented in phases. During the time that ING Groep retains a majority interest in Voya Financial, Inc., circumstances affecting ING Groep, including restrictions or requirements imposed on ING Groep by European and other authorities, may also affect Voya Financial, Inc. A failure to complete the Separation Plan could create uncertainty about the nature of the relationship between Voya Financial, Inc. and ING Groep, and could adversely affect Voya Financial, Inc. and the Adviser and its affiliates. Currently, the Adviser and its affiliates do not anticipate that the Separation Plan will have a material adverse impact on their operations or the Fund and its operations.

Advisory Fees

The Adviser receives an annual fee, payable monthly, in an amount equal to 0.80% of the Fund’s average daily gross asset value, minus the sum of the Fund’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (“Managed Assets”).  This definition includes the assets acquired through the Fund’s use of leverage.

For the fiscal years ended February 28, 2014, February 28, 2013, and February 29, 2012, Voya Investments was paid $8,053,872, $5,894,369, and $7,071,523, respectively, for services rendered to the Fund.

SUB-ADVISER

The Investment Advisory Agreement for the Fund provides that Voya Investments, with the approval of the Fund’s Board, may select and employ an investment adviser to serve as a sub-adviser to the Fund, shall monitor the sub-adviser’s investment programs and results, and shall coordinate the investment activities of the sub-adviser to ensure compliance with regulatory restrictions.  Voya Investments pays all of its expenses arising from the performance of its obligations under the Investment Advisory Agreement, including all fees payable to the sub-adviser, and executive salaries and expenses of the Trustees and Officers of the Fund who are employees of Voya Investments or its affiliates.  The sub-adviser pays all of its expenses arising from the performance of its obligations under the Sub-Advisory Agreement.

Voya IM serves as the Sub-Adviser to the Fund pursuant to the Sub-Advisory Agreement between Voya Investments and Voya IM, effective June 13, 2013.  The Sub-Advisory Agreement requires Voya IM to provide, subject to the supervision of the Board and Voya Investments, a continuous investment program for the Fund and to determine the composition of the assets of the Fund, including determination of the purchase, retention, or sale of the securities, cash, and other investments for the Fund, in accordance with the Fund’s investment objectives, policies and restrictions and applicable laws and regulations.  The Sub-Advisory Agreement also requires Voya IM to use reasonable compliance techniques as the Sub-Adviser or the Board may reasonably adopt, including any written compliance procedures.

The Sub-Advisory Agreement may be terminated at any time by the Fund by a vote of the majority of the Board or by a vote of a majority of the outstanding securities.  The Sub-Advisory Agreement also may be terminated by: (i) Voya Investments at any time, upon sixty (60) days’ written notice to the Fund and the Sub-Adviser; (ii) at any time, without payment of any penalty by the Fund, by the Fund’s Board or a majority of the outstanding voting securities of the Fund upon sixty (60) days’ written notice to Voya Investments and the Sub-Adviser; or (iii) by the Sub-Adviser upon three (3) months’ written notice unless the Fund or ING Investments request additional time to find a replacement for the Sub-Adviser, in which case, the Sub-Adviser shall allow the additional time, requested by the Fund or Voya Investments, not to exceed three (3) additional months beyond the initial three (3) month notice period provided; however, that the Sub-Adviser may terminate the Sub-Advisory Agreement at any time without penalty, effective upon written notice to Voya Investments and the Fund, in the event either the Sub-Adviser (act Voya in good faith) or Voya Investments ceases to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended or otherwise becomes legally incapable of providing investment management services pursuant to its respective contract with the Fund, or in the event Voya Investments becomes bankrupt or otherwise incapable of carrying out its obligations under the Sub-Advisory Agreement, or in the event that the Sub-Adviser does not receive compensation for its services from Voya Investments or the Fund as required by the terms of the Sub-Advisory Agreement.  Otherwise, the Sub-Advisory Agreement will remain in effect for two years and will, thereafter, continue in effect from year to year, subject to the annual approval of the Board, on behalf of the Fund, or the vote of a majority of the outstanding voting securities, and the vote, cast in person at a meeting duly called and held, of a majority of the Trustees, on behalf of the Fund, who are not parties to the Sub-Advisory Agreement or interested persons (as defined in the 1940 Act) of any such party.  The Sub-Advisory Agreement will terminate automatically in the event of an assignment (as defined in the 1940 Act).

In this capacity, Voya IM, subject to the supervision and control of Voya Investments and the Trustees of the Fund, manages the Fund’s portfolio investments consistently with its investment objective, and executes any of the Fund’s investment policies that it deems appropriate to utilize from time to time.

Approval of Sub-Advisory Agreement

For information regarding the basis for the Board’s November 2012 approval of the investment sub-advisory relationship and the Board’s January 2013 approval of the investment sub-advisory relationship in connection with the IPO, please refer to the Fund’s annual shareholder report dated February 28, 2013.

Sub-Advisory Fees

Fees payable under the Sub-Advisory Agreement are based on an annual fee as disclosed below and are paid monthly in arrears by Voya Investments.  For its services, Voya IM is entitled to receive a sub-advisory fee of 0.36% from the Fund, expressed as an annual rate based on the average daily Managed Assets of the Fund, and paid by the Adviser.

Total Sub-Advisory Fees Paid

For the fiscal years ended February 28, 2014, February 28, 2013, and February 29, 2012, Voya Investments paid Voya IM, in its capacity as Sub-Adviser, $3,624,243, $2,652,470, and $3,183,015, respectively, in sub-advisory fees.

PORTFOLIO MANAGERS

Other Accounts Managed

The following table shows the number of accounts and total assets in the accounts managed by the portfolio managers as of February 28, 2014.

	Registered Investment Companies		Other Pooled Investment Vehicles*		Other Accounts
Portfolio Manager	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Daniel A. Norman	3	$3,338,195,900	23	$14,266,509,329	16	$6,639,435,733
Jeffrey A. Bakalar	3	$3,338,195,900	23	$14,266,509,329	16	$6,639,435,733

* 16 of these accounts, with assets totaling $6,639,435,733 have management fees that are partially based upon performance.

Potential Conflicts of Interest

A portfolio manager may be subject to potential conflicts of interest because the portfolio manager is responsible for other accounts in addition to the Fund.  These other accounts may include, among others, other mutual funds, separately managed advisory accounts, commingled trust accounts, insurance separate accounts, wrap fee programs and hedge funds.  Potential conflicts may arise out of the implementation of differing investment strategies for the portfolio manager’s various accounts, the allocation of investment opportunities among those accounts or differences in the advisory fees paid by the portfolio manager’s accounts.

A potential conflict of interest may arise as a result of the portfolio manager’s responsibility for multiple accounts with similar investment guidelines.  Under these circumstances, a potential investment may be suitable for more than one of the portfolio manager’s accounts but the quantity of the investment available for purchase is less than the aggregate amount the accounts would ideally devote to the opportunity.  Similar conflicts may arise when multiple accounts seek to dispose of the same investment.

A portfolio manager may also manage accounts whose objectives and policies differ from those of the Fund.  These differences may be such that under certain circumstances, trading activity appropriate for one account managed by the portfolio manager may have adverse consequences for another account managed by the portfolio manager.  For example, if an account were to sell a significant position in a security which could cause the market price of that security to decrease, while the Fund maintained its position in that security.

A potential conflict may arise when a portfolio manager is responsible for accounts that have different advisory fees — the difference in the fees may create an incentive for the portfolio manager to favor one account over another, for example, in terms of access to particularly appealing investment opportunities.  This conflict may be heightened where an account is subject to a performance-based fee.

As part of its compliance program, Voya IM has adopted policies and procedures reasonably designed to address the potential conflicts of interest described above.

Finally, a potential conflict of interest may arise because the investment mandates for certain other accounts, such as hedge funds, may allow extensive use of short sales which, in theory, could allow them to enter into short positions in securities where other accounts hold long positions. Voya IM has policies and procedures reasonably designed to limit and monitor short sales by the other accounts to avoid harm to the Fund.

Compensation Structure of Portfolio Managers

Compensation consists of:  (i) a fixed base salary; (ii) a bonus which is based on Voya IM’s performance, one-three- and five-year pre-tax performance of the accounts the portfolio managers are primarily and jointly responsible for relative to account benchmarks, peer universe performance, and revenue growth and net cash flow growth (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) of the accounts they are responsible for; and (iii) long-term equity awards tied to the performance of our parent company, Voya Financial, Inc. and/or a notional investment in a pre-defined set of Voya IM sub-advised funds.

Portfolio managers are also eligible to receive an annual cash incentive award delivered in part in some combination of cash and a deferred award in the form of Voya stock.  The overall design of the annual incentive plan was developed to tie pay to both performance and cash flows, structured in such a way as to drive performance and promote retention of top talent.  As with base salary compensation, individual target awards are determined and set based on external market data and internal comparators.  Investment performance is measured on both relative and absolute performance in all areas.

Voya IM has a defined index (the Standard & Poor’s Loan Syndications and Trading Association (“LSTA”) Leveraged Loan Index) and set performance goals to appropriately reflect requirements for the investment team.  The measures for each team are outlined on a “scorecard” that is reviewed on an annual basis.  These scorecards measure investment performance versus benchmark and peer groups over one-, three-, and five-year periods; and year-to-date net cash flow (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) and revenue growth for all accounts managed by the team.  The results for overall Voya IM scorecards are typically calculated on an asset weighted performance basis of the individual team scorecards.

Investment professionals’ performance measures for bonus determinations are weighted by 25% being attributable to the overall Voya IM performance and 75% attributable to their specific team results (65% investment performance, 5% net cash flow and 5% revenue growth).

Voya IM’s long-term incentive plan is designed to provide ownership-like incentives to reward continued employment and to link long-term compensation to the financial performance of the business. Based on job function, internal comparators and external market data, employees may be granted long-term awards.  All senior investment professionals participate in the long-term compensation plan. Participants receive annual awards determined by the management committee based largely on investment performance and contribution to firm performance. Plan awards are based on the current year’s performance as defined by the Voya IM component of the annual incentive plan. Awards typically include a combination of performance shares which vest ratably over a three-year period, Voya restricted stock and/or a notional investment in a predefined set of Voya IM sub-advised funds, each subject to a three-year cliff-vesting schedule.

If a portfolio manager’s fixed base salary compensation exceeds a particular threshold, he or she may participate in Voya’s deferred compensation plan.  The plan provides an opportunity to invest deferred amounts of compensation in mutual funds, Voya stocks or at an annual fixed interest rate.  Deferral elections are done on an annual basis and the amount of compensation deferred is irrevocable.

Portfolio Manager Ownership of Securities

The following table shows the dollar range of shares of the Fund owned by each portfolio manager as of February 28, 2014, including investments by their immediate family members and amounts invested through retirement and deferred compensation plans.

Portfolio Manager	Dollar Range of Fund Shares Owned
Daniel A. Norman	None
Jeffrey A. Bakalar	None

Advisory Fees Waived or Recouped

Voya Investments has entered into an expense limitation agreement with the Fund pursuant to which Voya Investments has agreed to waive or limit its fees.  In connection with this agreement and certain U.S. tax requirements, Voya Investments will assume other expenses so that the total annual ordinary operating expenses of this Fund which exclude interest, taxes, brokerage commissions, other investment-related costs, extraordinary expenses such as litigation, other expenses not incurred in the ordinary course the Fund’s business, and expenses of any counsel or other persons or services retained by the Fund’s Trustees who are not “interested persons” (as defined in the 1940 Act) of Voya Investments or a Sub-Adviser do not exceed the following expense limitations:

Fund	Class A	Class B	Class C	Class I	Class W
Voya Senior Income Fund	0.90% of Managed Assets plus 0.45% of average daily Net Assets	0.90% of Managed Assets plus 1.20% of average daily Net Assets	0.90% of Managed Assets plus 0.95% of average daily Net Assets	0.90% of Managed Assets plus 0.20% of average daily Net Assets	0.90% of Managed Assets plus 0.20% of average daily Net Assets

The Fund may, at a later date, reimburse Voya Investments for management fees waived and other expenses assumed by Voya Investments during the previous thirty-six (36) months but only if, after such reimbursement, the Fund’s expense ratio does not exceed the percentage described above.  Voya Investments will only be reimbursed for fees waived or expenses assumed after the effective date of the expense limitation agreement.

The expense limitation agreement is contractual and, after the initial term, the expense limitation agreement shall continue until July 1, 2015 and shall renew automatically for one-year terms unless Voya Investments provides written notice of termination of the agreement to a lead Independent Trustee of the Board within ninety (90) days prior to the end of the then-current term for the Fund or upon termination of the Advisory Agreement.  The expense limitation agreement may also be terminated by the Fund, without payment of any penalty, upon written notice to Voya Investments at its principal place of business within ninety (90) days of the end of the then-current term for the Fund.

ADMINISTRATOR

Voya Funds Services, LLC  (formerly, ING Funds Services, LLC) (“Administrator” or “Voya Funds Services”), an affiliate of the Adviser serves as Administrator for the Fund pursuant to an administrative services agreement (“Administrative Services Agreement”).  In connection with its administration of the corporate affairs of the Fund, the Administrator bears the following expenses:  the salaries and expenses of all personnel of the Fund and the Administrator except for the fees and expenses of Trustees not affiliated with the Administrator or Voya Investments; costs to prepare information; determination of daily NAV by the recordkeeping and accounting agent; expenses to maintain certain of the Fund’s books and records that are not maintained by Voya Investments, the custodian, or transfer agent; costs incurred to assist in the preparation of financial information for the Fund’s income tax returns, proxy statements, quarterly, semi-annual, and annual shareholder reports; costs of providing shareholder services in connection with any repurchase offers or to shareholders proposing to transfer their shares to a third party; providing shareholder services in connection with the dividend reinvestment plan; and all expenses incurred by the Administrator or by the Fund in connection with administering the ordinary course of the Fund’s business other than those assumed by the Fund, as described below.

Except as indicated immediately above and under the section entitled “Adviser,” the Fund is responsible for the payment of its expenses including:  the fees payable to Voya Investments; the fees payable to the Administrator; the fees and certain expenses of the Fund’s custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Fund; the charges and expenses of the Fund’s legal counsel and independent accountants; commissions and any issue or transfer taxes chargeable to the Fund in connection with its transactions; all taxes and corporate fees payable by the Fund to governmental agencies; the fees of any trade association of which the Fund is a member; the costs of share certificates representing shares of the Fund; organizational and offering expenses of the Fund and the fees and expenses involved in registering and maintaining registration of the Fund and its shares with the SEC, including the preparation and printing of the Fund’s registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders’ and Trustees’ meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Fund’s business.

For its services, the Administrator receives an annual administration fee equal to 0.10% of the Fund’s average daily Managed Assets.

For the fiscal years ended February 28, 2014, February 28, 2013, and February 29, 2012, the Administrator was paid $1,006,734, $736,796, and $883,941, respectively, for services rendered to the Fund.

DISTRIBUTOR

Shares of the Fund are distributed by Voya Investments Distributor pursuant to an underwriting and distribution services agreement (“Distribution Agreement”), between the Fund and the Distributor. Voya Investments Distributor, an affiliate of Voya Investments and the Administrator, is the principal underwriter and distributor for the shares of the Fund and acts as agent of the Fund in the continuous offering of its shares.  The Distributor bears all of its expenses of providing services pursuant to the Distribution Agreement, including the payment of any commissions.  The Fund pays the cost for the Prospectus and annual and unaudited semi-annual shareholder reports to be set in type and printed for existing shareholders and the Distributor pays for the printing and distribution of copies thereof used in connection with the offering of shares to prospective investors.  The Distributor also pays for supplementary sales literature and advertising costs.

The Distribution Agreement continues in effect from year to year so long as such continuance is approved for each class at least annually by a vote of the Board of the Fund, including the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the Distribution Agreement.  The Distribution Agreement automatically terminates in the event of its assignment and may be terminated for a class at any time without penalty by the Fund or by the Distributor upon 60 days’ notice. Termination by the Fund with respect to a class may be by vote of a majority of the Board, and a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the Distribution Agreement, or a majority of the outstanding voting securities of the class of the Fund, as defined under the 1940 Act.

In addition to paying fees under the Fund’s Distribution Agreement, the Fund may pay service fees to intermediaries such as brokers-dealers, financial advisors, or other financial institutions, including affiliates of Voya Investments (such as Voya Funds Services) for administration, sub-transfer agency, and other shareholder services associated with investors whose shares are held of record in omnibus accounts.  These additional fees paid by the Fund to intermediaries are a fixed dollar amount payment per each underlying shareholder account. These may include payments for 401k sub-accounting services, networking fees, and omnibus account servicing fees.

The Distributor has agreed to waive the service fee for Class B Common Shares.  The expense waiver will continue through at least July 1, 2015.  There is no guarantee that this waiver will continue after that date.

For the fiscal years ended February 28, 2014, February 28, 2013, and February 29, 2012, the Distributor was paid $3,121,051, $2,529,977, and $3,255,473, respectively, for services rendered to the Fund.

The following table shows all commissions and other compensation received by each principal underwriter, who is an affiliated person of the Fund or an affiliated person of that affiliated person, directly or indirectly, from the Fund’s most recent fiscal year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemptions and Repurchases	Brokerage Commissions	Other Compensation
Voya Investments Distributor, LLC	$411	$11,344	$34,995	$0

The Distributor may, at its discretion, pay additional cash compensation to its employee sales staff for sales by certain broker-dealers or “focus firms.”  The Distributor may pay up to an additional 0.10% to its employee sales staff for sales that are made by registered representatives of these focus firms. As of the date of this SAI, the focus firms are: Ameriprise Financial Services, Inc.; Charles Schwab & Co., Inc.; Commonwealth Financial Network; Directed Services LLC; Edward D. Jones & Co., L.P.; Financial Network Investment Corporation; ING Financial Advisers, LLC; ING Financial Partners, Inc.; ING Life Insurance & Annuity; ING Variable Annuity; LPL Financial LLC; Merrill Lynch, Pierce, Fenner & Smith Inc.; Morgan Stanley Smith Barney LLC; National Financial Services Corporation; Oppenheimer & Co., Inc.; Pershing, LLC; PrimeVest Financial Services, Inc.; Raymond James & Associates, Inc.; RBC Capital Markets, LLC; Sharebuilder Securities Corporation; Stifel Nicolas & Co., Inc.; TD Ameritrade, Inc.; UBS Financial Services, LLC; and Wells Fargo Advisors, LLC.

EXPENSES

The Fund’s assets may decrease or increase within the Fund’s fiscal year, and the Fund’s operating expense ratios may correspondingly increase or decrease.

In addition to the management fee and other fees described previously, the Fund pays other expenses, such as legal, audit, transfer agency and custodian out-of-pocket fees, proxy solicitation costs, and the compensation of  Trustees who are not affiliated with the Adviser.  Certain expenses of the Fund are generally allocated to the Fund, and each class of the Fund, in proportion to its pro rata average net assets; provided that expenses that are specfic to a class of the Fund may be charged directly to that class in accordance with the Fund’s Amended and Restated Multiple Class Plan pursuant to Rule 18f-3.  The Rule 12b-1 Plan fees for each class of shares are charged proportionately only to the outstanding shares of that class.

PORTFOLIO TRANSACTIONS

The Fund will generally have at least 80% of its net assets (plus borrowings for investment purposes) invested in Senior Loans.  The remaining assets of the Fund will generally consist of floating rate unsecured loans, floating rate subordinated loans, corporate debt securities, loans to foreign borrowers, equity securities acquired in connection with the purchase of loans and in other investment companies such as money market funds.  The remaining assets may also consist of cash and short-term debt instruments.  The Fund will acquire investments from and sell investments to banks, insurance companies, finance companies, and other investment companies and private investment funds.  The Fund may also purchase investments from and sell investments to U.S. branches of foreign banks which are regulated by the Federal Reserve System or appropriate state regulatory authorities.  The Fund’s interest in a particular investment will terminate when the Fund receives full payment on the loan or sells an investment in the secondary market.  Costs associated with purchasing or selling investments in the secondary market include commissions paid to brokers and processing fees paid to agents.  These costs are allocated between the purchaser and seller as agreed between the parties.

The Adviser or Sub-Adviser for the Fund places orders for the purchase and sale of investment securities for the Fund, pursuant to authority granted in the relevant Investment Advisory Agreement or Sub-Advisory Agreement.  Subject to policies and procedures approved by the Fund’s Board, the Adviser, or Sub-Adviser has discretion to make decisions relating to placing these orders, including, where applicable, selecting the brokers or dealers that will execute the purchase and sale of investment securities, negotiating the commission or other compensation paid to the broker or dealer executing the trade, or using an electronic trading network (“ECN”) or alternative trading system (“ATS”).

In a situation where the Sub-Adviser resigns or the Adviser otherwise assumes day to day management of the Fund pursuant to its Investment Advisory Agreement with the Fund, the Adviser will perform the services described herein as being performed by the Sub-Adviser.

How Securities Transactions are Effected

Purchases and sales of securities on a securities exchange (which include most equity securities) are effected through brokers who charge a commission for their services.  In transactions on securities exchanges in the United States, these commissions are negotiated, while on many foreign securities exchanges commissions are fixed.  Securities traded in the over-the-counter markets (such as debt instruments and some equity securities) are generally traded on a “net” basis with market makers acting as dealers; in these transactions, the dealers act as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer.  Transactions in certain over-the-counter securities also may be effected on an agency basis when, in the Adviser’s or Sub-Adviser’s opinion, the total price paid (including commission) is equal to or better than the best total price available from a market maker.  In underwritten offerings, securities are usually purchased at a fixed price, which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount.  On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.  The Adviser or Sub-Adviser may also place trades using an ECN or ATS.

How the Adviser or Sub-Adviser Selects Broker-Dealers

The Adviser or Sub-Adviser has a duty to seek to obtain best execution of the Fund’s orders, taking into consideration a full range of factors designed to produce the most favorable overall terms reasonably available under the circumstances.  In selecting brokers and dealers to execute trades, the Adviser or Sub-Adviser may consider both the characteristics of the trade and the full range and quality of the brokerage services available from eligible broker-dealers.  This consideration often involves qualitative as well as quantitative judgments.  Factors relevant to the nature of the trade may include, among others, price  (including the applicable brokerage commission or dollar spread), the size of the order, the nature and characteristics (including liquidity) of the market for the security, the difficulty of execution, the timing of the order, potential market impact, and the need for confidentiality, speed, and certainty of execution.  Factors relevant to the range and quality of brokerage services available from eligible brokers and dealers may include, among others, the firms’ execution, clearance, settlement, and other operational facilities; willingness and ability to commit capital or take risk in positioning a block of securities, where necessary; special expertise in particular securities or markets; ability to provide liquidity, speed, and anonymity; the nature and quality of other brokerage and research services provided to the Adviser or Sub-Adviser (consistent with the “safe harbor” described below); and the firms’ general reputation, financial condition and responsiveness to the Adviser or Sub-Adviser, as demonstrated in the particular transaction or other transactions.  Subject to its duty to seek best execution of the Fund’s orders, the Adviser or Sub-Adviser may select broker-dealers that participate in commission recapture programs that have been established for the benefit of the Fund. Under these programs, the participating broker-dealers will return to the Fund (in the form of a credit to the Fund) a portion of the brokerage commissions paid to the broker-dealers by the Fund.  These credits are used to pay certain expenses of the Fund.  These commission recapture payments benefit the Fund, and not the Adviser or Sub-Adviser.

The Safe Harbor for Soft Dollar Practices

In selecting broker-dealers to execute a trade for the Fund, the Adviser or Sub-Adviser may consider the nature and quality of brokerage and research services provided to the Adviser or Sub-Adviser as a factor in evaluating the most favorable overall terms reasonably available under the circumstances.  As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended, the Adviser or Sub-Adviser may cause the Fund to pay a broker-dealer a commission for effecting a securities transaction for the Fund that is in excess of the commission which another broker-dealer would have charged for effecting the transaction, if the Adviser or Sub-Adviser makes a good faith determination that the broker’s commission paid by the Fund is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed in terms of either the particular transaction or the Adviser’s or Sub-Adviser’s overall responsibilities to the Fund and its other investment advisory clients. The practice of using a portion of the Fund’s commission dollars to pay for brokerage and research services provided to the Sub-Adviser is sometimes referred to as “soft dollars.”  Section 28(e) is sometimes referred to as a “safe harbor,” because it permits this practice, subject to a number of restrictions, including the Adviser’s or Sub-Adviser’s compliance with certain procedural requirements and limitations on the type of brokerage and research services that qualify for the safe harbor.

Brokerage and Research Products and Services Under the Safe Harbor — Research products and services may include, but are not limited to, general economic, political, business and market information and reviews, industry and company information and reviews, evaluations of securities and recommendations as to the purchase and sale of securities, financial data on a company or companies, performance and risk measuring services and analysis, stock price quotation services, computerized historical financial databases and related software, credit rating services, analysis of corporate responsibility issues, brokerage analysts’ earning estimates, computerized links to current market data, software dedicated to research, and portfolio modeling. Research services may be provided in the form of reports, computer-generated data feeds and other services, telephone contacts, and personal meetings with securities analysts, as well as in the form of meetings arranged with corporate officers and industry spokespersons, economists, academics, and governmental representatives.

Brokerage products and services assist in the execution, clearance and settlement of securities transactions, as well as functions incidental thereto, including but not limited to related communication and connectivity services and equipment, software related to order routing, market access, algorithmic trading, and other trading activities.  On occasion, a broker-dealer may furnish the Adviser or Sub-Adviser with a service that has a mixed use (that is, the service is used both for brokerage and research activities that are within the safe harbor and for other activities).  In this case, the Adviser or Sub-Adviser is required to reasonably allocate the cost of the service, so that any portion of the service that does not qualify for the safe harbor is paid for by the Adviser or Sub-Adviser from its own funds, and not by portfolio commissions paid by the Fund.

Benefits to the Adviser or Sub-Adviser - Research products and services provided to the Adviser or Sub-Adviser by broker-dealers that effect securities transactions for the Fund may be used by the Adviser or Sub-Adviser in servicing all of its accounts.  Accordingly, not all of these services may be used by the Adviser or Sub-Adviser in connection with the Fund.  Some of these products and services are also available to the Adviser or Sub-Adviser for cash, and some do not have an explicit cost or determinable value.  The research received does not reduce the advisory fees paid to the Adviser or sub-advisory fees payable to the Sub-Adviser for services provided to the Fund.  The Adviser’s or Sub-Adviser’s expenses would likely increase if the Adviser or Sub-Adviser had to generate these research products and services through its own efforts, or if it paid for these products or services itself.

Broker-Dealers that are Affiliated with the Adviser or the Sub-Adviser

Portfolio transactions may be executed by brokers affiliated with Voya Financial, Inc., the Adviser, or the Sub-Adviser, so long as the commission paid to the affiliated broker is reasonable and fair compared to the commission that would be charged by an unaffiliated broker in a comparable transaction.

Prohibition on Use of Brokerage Commissions for Sales or Promotional Activities

The placement of portfolio brokerage with broker-dealers who have sold shares of the Fund is subject to rules adopted by the SEC and the Financial Industry Regulatory Authority (“FINRA”).  Under these rules, the Sub-Adviser may not consider a broker’s promotional or sales efforts on behalf of the Fund when selecting a broker-dealer for Fund portfolio transactions, and neither the Fund nor the Sub-Adviser may enter into an agreement under which the Fund directs brokerage transactions (or revenue generated from such transactions) to a broker-dealer to pay for distribution of Fund shares.  The Fund has adopted policies and procedures, approved by the Board, that are designed to attain compliance with these prohibitions.

Principal Trades and Research

Purchases of securities for the Fund also may be made directly from issuers or from underwriters. Purchase and sale transactions may be effected through dealers which specialize in the types of securities which the Fund will be holding. Dealers and underwriters usually act as principals for their own account. Purchases from underwriters will include a concession paid by the issuer to the underwriter and purchases from dealers will include the spread between the bid and the asked price. If the execution and price offered by more than one dealer or underwriter are comparable, the order may be allocated to a dealer or underwriter which has provided such research or other services as mentioned above.

More Information about trading in Debt Instruments

Purchases and sales of debt instruments will usually be principal transactions. Such securities often will be purchased or sold from or to dealers serving as market makers for the securities at a net price. Each Fund may also purchase such securities in underwritten offerings and will, on occasion, purchase securities directly from the issuer. Generally, debt instruments are traded on a net basis and do not involve brokerage commissions. The cost of executing debt instruments transactions consists primarily of dealer spreads and underwriting commissions.

In purchasing and selling debt instruments, it is the policy of the Fund to obtain the best results, while taking into account the dealer’s general execution and operational facilities, the type of transaction involved and other factors, such as the dealer’s risk in positioning the securities involved. While the Sub-Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily pay the lowest spread or commission available.

Transition Management

Changes in the Sub-Adviser, investment personnel, reorganizations or a merger of the Fund may result in the sale of a significant portion or even all of the Fund’s portfolio securities.  This type of change generally will increase trading costs and the portfolio turnover for the Fund.  The Fund, the Adviser, or the Sub-Adviser may engage a broker-dealer to provide transition management services in connection with a change in the Sub-Adviser, a reorganization, or other changes.

Allocation of Trades

Some securities considered for investment by the Fund may also be appropriate for other clients served by the Fund’s Sub-Adviser. If the purchase or sale of securities consistent with the investment policies of the Fund and one or more of these other clients is considered at or about the same time, transactions in such securities will be placed on an aggregate basis and allocated among the Fund and such other clients in a manner deemed fair and equitable, over time, by the Sub-Adviser and consistent with the Sub-Adviser’s written policies and procedures. The Sub-Adviser may use different methods of allocating the results aggregated trades. The Sub-Adviser’s relevant policies and procedures and the results of aggregated trades in which the Fund participated are subject to periodic review by the Board.  To the extent the Fund seeks to acquire (or dispose of) the same security at the same time, the Fund may not be able to acquire (or dispose of) as large a position in such security as it desires, or it may have to pay a higher (or receive a lower) price for such security. It is recognized that in some cases, this system could have a detrimental effect on the price or value of the security insofar as the Fund is concerned.  However, over time, the Fund’s ability to participate in aggregate trades is expected to provide better execution for the Fund.

Cross-Transactions

The Board has adopted a policy allowing trades to be made between affiliated registered investment companies or series thereof provided they meet the condition of Rule 17a-7 under the 1940 Act and conditions of the policy.

Brokerage Commissions Paid

No brokerage commissions were paid by the Fund for the fiscal years ended February 28, 2014, February 28, 2013, and February 29, 2012.

PORTFOLIO TURNOVER RATE

A change in securities held in the portfolio of the Fund is known as “portfolio turnover” and may involve the payment by the Fund of dealer mark-ups or brokerage or underwriting commissions and other transaction costs on the sale of securities, as well as on the reinvestment of the proceeds in other securities.  Portfolio turnover rate for a fiscal year is the percentage determined by dividing the lesser of the cost of purchases or proceeds from sales of portfolio securities by average of the value of portfolio securities during such year, all excluding securities whose maturities at acquisition were one year or less.  The Fund cannot accurately predict its turnover rate; however the rate will be higher when the Fund finds it necessary to significantly change its portfolio to adopt a temporary defensive position or respond to economic or market events.  A high turnover rate would increase expenses and may involve realization of capital gains by the Fund. The Fund’s historical turnover rates are included in the Financial Highlights table in the Prospectus.

The annual rate of the Fund’s total portfolio turnover for the fiscal years ended February 28, 2014, and February 28, 2013 was 76% and 94%, respectively.  The annual turnover rate of the Fund is generally expected to be between 25% and 100%, although as part of its investment policies, the Fund places no restrictions on portfolio turnover and the Fund may sell any portfolio security without regard to the period of time it has been held.  The annual turnover rate of the Fund also includes loans on which the Fund has received full or partial payment.  The Adviser believes that full and partial payments on loans generally comprise approximately 25% to 75% of the Fund’s total portfolio turnover each year.

ADDITIONAL PURCHASE INFORMATION

If you invest in the Fund through a financial intermediary, you may be charged a commission or transaction fee by the financial intermediary for the purchase and sale of Fund shares.

Special Purchases at Net Asset Value- Class A Common Shares

Class A Common Shares of the Fund may be purchased at NAV, without a sales charge, by persons who have offered for repurchase their Class A Common Shares of the Fund or redeemed their Class A Common Shares of another Voya fund within the previous 90 days.  The amount that may be so reinvested in the Fund is limited to an amount up to, but not exceeding, the repurchase or redemption proceeds (or to the nearest full share if fractional shares are not purchased).  In order to exercise this privilege, a written order for the purchase of shares must be received by the Transfer Agent, or be postmarked, within 90 days after the date of redemption.  This privilege may only be used once per calendar year. Payment must accompany the request and the purchase will be made at the then current net asset value of the Fund.  Such purchases may also be handled by a securities dealer who may charge a shareholder for this service.  If the shareholder has realized a gain on the repurchase or redemption, the transaction is taxable and any reinvestment will not alter any applicable federal capital gains tax.  If there has been a loss on the repurchase or redemption and a subsequent reinvestment pursuant to this privilege, some or all of the loss may not be allowed as a tax deduction depending upon the amount reinvested, although such disallowance is added to the tax basis of the shares acquired upon the reinvestment.

Class A Common Shares of the Fund may also be purchased at NAV by any charitable organization or any state, county, or city, or any instrumentality, department, authority or agency thereof that has determined that the Fund is a legally permissible investment and that is prohibited by applicable investment law from paying a sales charge or commission in connection with the purchase of shares of any registered management investment company (an “eligible governmental authority”).  If an investment by an eligible governmental authority at net asset value is made through a dealer who has executed a selling group agreement with respect to the Fund (or an open-end Voya fund), the Distributor may pay the selling firm 0.25% of the offering price.

The Fund’s Officers and Trustees (including retired officers and retired Board members), bona fide full-time employees of the Fund (including retired Fund employees) and the officers, directors, and full-time employees of their investment adviser, sub-adviser, principal underwriter, or any service provider to the Fund or affiliated corporation thereof (including retired officers and employees of the investment adviser, principal underwriter, ING-affiliated service providers and affiliated corporations thereof) or any trust, pension, profit-sharing, or other benefit plan for such persons, broker-dealers, for their own accounts or for members of their families (defined as current spouse, children, parents, grandparents, uncles, aunts, siblings, nephews, nieces, step-relations, relations at-law, and cousins) employees of such broker-dealers (including their immediate families) and discretionary advisory accounts of Voya Investments or any Sub-Adviser, may purchase Class A Common Shares of the Fund at NAV without a sales charge. Such purchaser may be required to sign a letter stating that the purchase is for his own investment purposes only and that the securities will not be resold except to the Fund. The Fund may, under certain circumstances, allow registered adviser’s to make investments on behalf of their clients at NAV without any commission or concession. The Fund may terminate or amend the terms of this sales charge waiver at any time.

Class A Common Shares may also be purchased at NAV by certain fee based registered investment advisers, trust companies and bank trust departments under certain circumstances making investments on behalf of their clients and by shareholders who have authorized the automatic transfer of dividends from the same class of an open-end fund managed by the Adviser or from Voya Prime Rate Trust.

Class A Common Shares may also be purchased without a sales charge by:  (i) shareholders who have authorized the automatic transfer of dividends from the same class of another Voya fund distributed by the Distributor or from Voya Prime Rate Trust; (ii) registered investment advisors, trust companies and bank trust departments investing in Class A Common Shares on their own behalf or on behalf of their clients, provided that the aggregate amount invested in any one or more Voya funds, during the 13-month period starting with the first investment, equals at least $1 million; (iii) broker-dealers, who have signed selling group agreements with the Distributor, and registered representatives and employees of such broker-dealers, for their own accounts or for members of their families (defined as current spouse, children, parents, grandparents, uncles, aunts, siblings, nephews, nieces, step relations, relations-at-law and cousins); (iv) broker-dealers using third-party administrators for qualified retirement plans who have entered into an agreement with the Fund or an affiliate, subject to certain operational and minimum size requirements specified from time-to-time by the Fund; (v) accounts as to which a banker or broker-dealer charges an account management fee (“wrap accounts”); (vi) any registered investment company for which the Adviser serves as adviser; (vii) investors who purchase Fund shares with redemption proceeds received in connection with a distribution from a retirement plan investing either:  (1) directly in the Fund or through an unregistered separate account sponsored by ING Life Insurance and Annuity Company (“ILIAC”) or any successor thereto or affiliate thereof, or (2) in a registered separate account sponsored by ILIAC or any successor thereto or affiliate thereof, but only if no deferred sales charge is paid in connection with such distribution and the investor receives the distribution in connection with a separation from service, retirement, death, or disability; and (viii) insurance companies (including separate accounts).

The Fund may terminate or amend the terms of these sales charge waivers at any time.

Letters of Intent and Rights of Accumulation- Class A Common Shares

An investor may immediately qualify for a reduced sales charge on a purchase of Class A Common Shares of the Fund by completing the Letter of Intent section of the Shareholder Application in the Prospectus (“Letter of Intent” or “Letter”).  By completing the Letter, the investor expresses an intention to invest during the next 13 months a specified amount which, if made at one time, would qualify for the reduced sales charge.  At any time within 90 days after the first investment which the investor wants to qualify for the reduced sales charge, a signed Shareholder Application, with the Letter of Intent section completed, may be filed with the Fund.  Those holdings will be counted towards completion of the Letter of Intent but will not be entitled to a retroactive downward adjustment of sales charge until the Letter of Intent is fulfilled.  After the Letter of Intent is filed, each additional investment made will be entitled to the sales charge applicable to the level of investment indicated on the Letter of Intent as described above.  Sales charge reductions based upon purchases in more than one Voya fund will be effective only after notification to the Distributor that the investment qualifies for a discount.  Any shares of the shareholder repurchased by the Fund during the 13-month period will be subtracted from the amount of the purchases for purposes of determining whether the terms of the Letter of Intent have been completed.  If the Letter of Intent is not completed within the 13-month period, there will be an upward adjustment of the sales charge as specified below, depending upon the amount actually purchased (less amounts repurchased by the Fund) during the period.

An investor acknowledges and agrees to the following provisions by completing the Letter of Intent section of the Shareholder Application in the Prospectus.  A minimum initial investment equal to 25% of the intended total investment is required.  An amount equal to the maximum sales charge or 2.50% of the total intended purchase will be held in escrow at Voya funds, in the form of shares, in the investor’s name to assure that the full applicable sales charge will be paid if the intended purchase is not completed.  The shares in escrow will be included in the total shares owned as reflected on the purchaser’s monthly statement; income and capital gain distributions on the escrowed shares will be paid directly to the investor.  The escrowed shares will not be available for repurchase by the Fund until the Letter of Intent has been completed, or the higher sales charge paid.  When the total purchases, less repurchases by the Fund, equal the amount specified under the Letter of Intent, the shares in escrow will be released.  If the total purchases, less repurchases by the Fund, exceed the amount specified under the Letter of Intent and is an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made by the Distributor and the dealer with whom purchases were made pursuant to the Letter of Intent (to reflect such further quantity discount) on purchases made within 90 days before, and on those made after filing the Letter of Intent.  The resulting difference in offering price will be applied to the purchase of additional shares at the applicable offering price.  If the total purchases, less repurchases by the Fund, are less than the amount specified under the Letter of Intent, the investor will remit to the Distributor an amount equal to the difference in dollar amount of sales charge actually paid and the amount of sales charge which would have applied to the aggregate purchases if the total of such purchases had been made at a single account in the name of the investor or to the investor’s order.  If within 10 days after written request such difference in sales charge is not paid, an appropriate number of shares in escrow will be repurchased by the Fund at the next monthly repurchase to realize such difference.  If the proceeds from a total repurchase of the escrowed shares are inadequate, the investor will be liable to the Distributor for the difference. In the event of a total repurchase of the account prior to fulfillment of the Letter of Intent, the additional sales charge due will be deducted from the proceeds of the repurchase and the balance will be forwarded to the Investor.  By completing the Letter of Intent section of the Shareholder Application, an investor grants to the Distributor a security interest in the shares in escrow and agrees to irrevocably appoint the Distributor as his or her attorney-in-fact with full power of substitution to surrender for repurchase any or all escrowed shares for the purpose of paying any additional sales charge due and authorizes the Transfer Agent or Sub-Transfer Agent to receive and liquidate shares and pay the proceeds as directed by the Distributor.  The investor or the securities dealer must inform the Transfer Agent or the Distributor that the Letter of Intent is in effect each time a purchase is made.

If at any time prior to or after completion of the Letter of Intent the investor wishes to cancel the Letter of Intent, the investor must notify the Distributor in writing.  If, prior to the completion of the Letter of Intent, the investor requests the Distributor to liquidate all shares held by the investor, the Letter of Intent will be terminated automatically.  Under either of these situations, the total purchased may be less than the amount specified in the Letter of Intent.  If so, the Distributor will redeem at NAV to remit to the Distributor and the appropriate authorized dealer an amount equal to the difference between the dollar amount of the sales charge actually paid and the amount of the sales charge that would have been paid on the total purchases if made at one time.

The value of shares of the Fund plus shares of open-end funds distributed by the Distributor can be combined with a current purchase of shares of the Fund to determine the reduced sales charge and applicable offering price of the current purchase.  The reduced sales charge applies to quantity purchases made at one time or on a cumulative basis over any period of time by:  (i) an investor; (ii) the investor’s spouse and children under the age of majority; (iii) the investor’s custodian accounts for the benefit of a child under the Uniform Gift to Minors Act; and (iv) a trustee or other fiduciary of a single trust estate or a single fiduciary account (including a pension, profit-sharing and/or other employee benefit plan qualified under Section 401 of the Code), by trust companies’ registered investment advisors, banks and bank trust departments for accounts over which they exercise exclusive investment discretionary authority and which are held in a fiduciary, agency, advisory, custodial or similar capacity.

The reduced sales charge also applies on a non-cumulative basis to purchases made at one time by the customers of a single dealer in excess of $1 million.  The Letter of Intent option may be modified or discontinued at any time.

Shares of the Fund and open-end Voya funds purchased and owned of record or beneficially by a corporation, including employees of a single employer (or affiliates thereof) including shares held by its employees, under one or more retirement plans, can be combined with a current purchase to determine the reduced sales charge and applicable offering price of the current purchase, provided such transactions are not prohibited by one or more provisions of the Employee Retirement Income Security Act or the Internal Revenue Code.  Individuals and employees should consult with their tax advisors concerning the tax rules applicable to retirement plans before investing.

For the purposes of Rights of Accumulation and the Letter of Intent privilege, shares held by investors in the Voya family of funds which impose an EWC or CDSC may be combined with Class A Common Shares for a reduced sales charge but will not affect any EWC or CDSC which may be imposed upon the redemption of shares of the Fund which imposes an EWC or CDSC.

Conversion of Class B Common Shares

A shareholder’s Class B Common Shares will automatically convert to Class A Common Shares in the Fund on the second calendar day of the month in which the eighth anniversary of the issuance of the Class B Common Shares occurs, together with a pro rata portion of all Class B Common Shares representing dividends and other distributions paid in additional Class B shares.

LIQUIDITY REQUIREMENTS

From the time that the Fund sends a notification to shareholders until the Repurchase Payment Deadline (as defined in the Fund’s repurchase offer documents), the Fund will maintain a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (as defined in the Fund’s repurchase offer documents) in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the next Repurchase Payment Deadline (as defined in the Fund’s repurchase offer documents); or (b) that mature by the next Repurchase Payment Deadline.  In the event that the Fund’s assets fail to comply with this requirement, the Board will cause the Fund to take such action as the Board deems appropriate to ensure compliance.

FEDERAL TAXATION

The following is only a summary of certain U.S. federal income tax considerations generally affecting the Fund and its shareholders.  No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the following discussion is not intended as a substitute for careful tax planning.  Shareholders should consult with their own tax advisers regarding the specific federal, state, local, foreign, and other tax consequences of investing in the Fund.

Cost Basis Reporting

Effective January 1, 2012, the Internal Revenue Service requires mutual fund companies and brokers to report on Form 1099-B the cost basis on the sale or exchange of Fund shares acquired on or after January 1, 2012 (“covered shares”).  If you acquire and hold shares directly through the Fund and not through a financial intermediary, the Fund will use an average cost single category (“ACSC”) methodology for tracking and reporting your cost basis on covered shares, unless you request, in writing, another cost basis reporting methodology.

The available methods for reporting your cost basis include those set out in the chart below:

ACSC	Shares are depleted on a first-in, first-out basis with the cost basis calculated by multiplying the shares redeemed by the average cost per share on all shares purchased on or after January 1, 2012.
FIFO (First In, First Out)	Oldest shares purchased are redeemed first.
LIFO (Last In, First Out)	Most recent shares purchased are redeemed first.
HIFO (Highest Cost In, First Out)	Shares with highest cost basis are redeemed first.
LOFO (Lowest Cost In First Out)	Shares with lowest cost basis are redeemed first.
HILT (Highest Cost Long Term In, First Out)	Will redeem the long-term highest cost available shares first.
HIST (Highest Cost Short Term In, First Out)	Will redeem the short-term highest cost available shares first.
LILT (Lowest Cost Long Term In, First Out)	Will redeem the long-term lowest cost available shares first.
LIST (Lowest Cost Short Term In, First Out)	Will redeem the short-term lowest cost available shares first.
Specific Lot Depletion	The shares sold are specifically identified by you at the time of redemption.

You may elect which method you want to use by notifying the Fund in writing. This election may be revoked or changed by you at any time up to the date of your first redemption of covered shares. If you do not affirmatively elect a cost basis method then the Fund’s default cost basis calculation method, which is currently the ACSC method, will be applied to your account(s).  The default method will also be applied to all new accounts established unless otherwise requested by you.

If you acquire and hold shares through a financial intermediary, please contact your financial intermediary for information related to cost basis defaults, cost basis selection, and cost basis reporting.

It is important for you to consult with your own tax advisor when selecting which cost basis tracking and relief methodology is in your best interest.

Qualification as a Regulated Investment Company

The Fund has elected (or will elect) and intends to qualify each year each year to be taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).  As a RIC, the Fund generally will not be subject to federal income tax on the portion of its investment company taxable income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses, and net short-term capital gains in excess of long-term capital losses) and net capital gain (i.e., the excess of net long-term capital gains over the sum of net short-term capital losses and capital loss carryovers from prior years) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income for the taxable year (“Distribution Requirement”), and satisfies certain other requirements of the Code that are described below.

In addition to satisfying the Distribution Requirement and an asset diversification requirement discussed below, a RIC must derive at least 90% of its gross income for each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, net income derived from an interest in a qualified, publicly-traded partnership and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies.

In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a RIC.  Under this test, at the close of each quarter of the Fund’s taxable year, at least 50% of the value of the Fund’s assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other RICs, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of the Fund’s total assets in securities of any such issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of any such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other RICs), in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses, or of one or more qualified publicly-traded partnerships.

In general, gain or loss recognized by the Fund on the disposition of an asset will be a capital gain or loss.  However, gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally at a price less than its principal amount other than at the original issue) will generally be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation.

In general, investments by the Fund in zero-coupon or other securities issued with original issue discount will result in income to the Fund equal to a portion of the excess of the face value of the securities over their issue price (“original issue discount”) each year that the Fund holds the securities, even if the Fund receives no cash interest payments.  This income will be included in determining the amount of income which the Fund must distribute to maintain its status as a RIC and to avoid federal income and excise taxes.

If for any taxable year the Fund does not qualify as a RIC, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits.  Such distributions generally would be eligible for the dividends-received deduction in the case of corporate shareholders and for treatment as qualified dividend income in the case of individual shareholders.

If the Fund fails to qualify as a RIC in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a RIC.  Moreover, if the Fund failed to qualify as a RIC for a period greater than two taxable years, the Fund may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if the Fund had been liquidated) in order to qualify as a RIC in a subsequent year.

Excise Tax On Regulated Investment Companies

A 4% non-deductible excise tax is imposed on a RIC that fails to distribute in each calendar year an amount at least equal to the sum of 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year 98.2% of its capital gain net income (i.e., capital gains in excess of capital losses) for the one-year period ended on October 31 of such calendar year; and any ordinary taxable income and capital gain net income for previous years that was not distributed or taxed to the RIC during those years.

The Fund intends to make sufficient distributions or deemed distributions (discussed below) of its ordinary taxable income and capital gain net income to avoid liability for the excise tax.

Hedging Transactions

The Fund has the ability, pursuant to its investment objective and policies, to hedge its investments in a variety of transactions, including interest rate swaps and the purchase or sale of interest rate caps and floors. The treatment of these transactions for federal income tax purposes may in some instances be unclear, and the RIC qualification requirements may limit the extent to which the Fund can engage in hedging transactions.

Under certain circumstances, the Fund may recognize gain from a constructive sale of an appreciated financial position. If the Fund enters into certain transactions in property while holding substantially identical property, the Fund would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Fund’s holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Fund’s holding period and the application of various loss deferral provisions in the Code. Constructive sale treatment does not apply to transactions closed in the 90-day period ending with the 30th day after the close of the taxable year, if certain conditions are met.

Capital Loss Carryforwards

Capital loss carryforwards were the following as of February 28, 2014:

Fund	Amount	Expiration Dates
Senior Income	$(80,562,079)	2017
	(133,167,631)	2018
	(31,805,887)	2019
	(22,626,245)	None
Total	$(268,161,842)

Distributions

The Fund anticipates distributing all or substantially all of its investment company taxable income for the taxable year.  Such distributions will be taxable to shareholders as ordinary income.  If a portion of the Fund’s income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund may be eligible for the corporate dividends received deduction.

The Fund may either retain or distribute to shareholders its net capital gain for each taxable year.  The Fund currently intends to distribute any such amounts.  If net capital gain is distributed and designated as a capital gain dividend, it will generally be taxable to individual shareholders at a maximum federal rate of either 15% or 20% (depending on whether the individual’s income exceeds certain threshold amounts)..  Distributions are subject to these capital gains rates regardless of the length of time the shareholder has held his shares.  Conversely, if the Fund elects to retain its net capital gain, the Fund will be taxed thereon (except to the extent of any available capital loss carryovers) at the applicable corporate tax rate.  In such event, it is expected that the Fund also will elect to treat such gain as having been distributed to shareholders. As a result, each shareholder will be required to report his pro rata share of such gain on his tax return as long-term capital gain, will be entitled to claim a tax credit for his pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

The maximum individual rate applicable to qualifying dividend income and long-term capital gains is generally either 15% or 20%, depending on whether the individual’s income exceeds certain threshold amounts.  The rate reductions do not apply to corporate taxpayers.  The Fund will be able to separately report distributions of any qualifying long-term capital gains or qualifying dividends earned by the Fund that would be eligible for the lower maximum rate, although it does not expect to distribute a material amount of qualifying dividends.  A shareholder would also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of lower rate.  Distributions from funds, such as the Fund, investing in debt instruments will not generally qualify for the lower rates.

Distributions by the Fund in excess of the Fund’s earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in his shares; any such return of capital distributions in excess of the shareholder’s tax basis will be treated as gain from the sale of his shares, as discussed below.

Distributions by the Fund will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Fund.  If the NAV at the time a shareholder purchases shares of the Fund reflects undistributed income or gain, distributions of such amounts will be taxable to the shareholder in the manner described above, even though such distributions economically constitute a return of capital to the shareholder.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November, or December with a record date in such a month and paid by the Fund during January of the following calendar year.  Such distributions will be taxed to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 28% of all dividends and redemption proceeds payable to any shareholder if:  (1) the shareholder fails to provide the Fund with a certified, correct identification number or other required certifications; (2) the IRS notifies the Fund that the taxpayer identification number furnished by the shareholder is incorrect; (3) the IRS notifies the Fund that the shareholder failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect; or (4) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding.  Corporate shareholders and other shareholders specified in the Code are exempt from such backup withholding.  Backup withholding is not an additional tax.  Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability if the appropriate information is provided to the IRS.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of US individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Sale of Common Shares

A shareholder will recognize gain or loss on the sale or exchange of shares of the Fund in an amount generally equal to the difference between the proceeds of the sale and the shareholder’s adjusted tax basis in the shares.  In general, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. However, any capital loss arising from the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gains distributed (or deemed distributed) with respect to such shares. Also, any loss realized on a sale or exchange of shares will be disallowed to the extent the shares disposed of are replaced (including shares acquired through a dividend reinvestment plan) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such case, the tax basis of the acquired shares will be adjusted to reflect the disallowed loss.

Repurchase of Shares

Shareholders should consult their tax advisors regarding the specific tax consequences, including state and local tax consequences, of participating in a repurchase offer.  A sale of Fund shares pursuant to a repurchase offer will be treated as a taxable sale or exchange of the Fund shares if the tender:  (i) completely terminates the shareholder’s interest in the Fund; (ii) is treated as a distribution that is substantially disproportionate; or (iii) is treated as a distribution that is not essentially equivalent to a dividend. A substantially disproportionate distribution generally requires a reduction of at least 20% in the shareholder’s proportionate interest in the Fund after taking into account all shares sold under the repurchase offer.  A distribution not essentially equivalent to a dividend requires that there be a meaningful reduction in the shareholder’s interest, which should be the case if the shareholder has a minimal proportionate interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest.

The Fund intends to take the position that sales of Fund shares pursuant to a repurchase offer will qualify for sale or exchange treatment.  If the transaction is treated as a sale or exchange for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by shareholders who hold their Fund shares as a capital asset and as a long-term capital gain or loss if such shares have been held for more than one year. However, if you sell Fund shares on which a long-term capital gain distribution has been received and you held the shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.  All or a portion of any loss realized on a sale may also be disallowed if the shareholder acquires other Fund shares within 30 days before or after the sale and, in such a case, the basis of the acquired shares would then be adjusted to reflect the disallowed loss.

If a sale of Fund shares pursuant to a repurchase offer is not treated as a sale or exchange, then the amount received upon a sale of shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund’s earnings and profits for its taxable year and the shareholder’s tax basis in the Fund shares.  In addition, if any amounts received are treated as a dividend to tendering shareholders, there is a risk that a constructive dividend may be considered to be received by non-tendering shareholders whose proportionate interest in the Fund has been increased as a result of the tender.  In addition, to the extent that the price under a repurchase offer includes any unrealized gains, non-tendering shareholders would be taxed if and when the Fund recognizes and distributes such gains.

Foreign Shareholders

U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership (“foreign shareholder”) depends, in part, on whether the shareholder’s income from the Fund is effectively connected with a U.S. trade or business carried on by such shareholder.

If the income from the Fund is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, distributions of investment company taxable income will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate).  Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or exchange of shares of the Fund, capital gain dividends, and amounts retained by the Fund that are designated as undistributed capital gains.

However, subject to certain limitations and the receipt of further guidance from the U.S. Treasury, dividends paid to certain foreign shareholders may be exempt from U.S. tax with respect to taxable years of the Fund beginning before January 1, 2014 (or a later date if extended by the U.S. Congress) to the extent such dividends are attributable to qualified interest and/or net short-term capital gains, provided that the Fund elects to follow certain procedures.  The Fund may choose to not follow such procedures and there can be no assurance as to the amount, if any, of dividends that would not be subject to withholding.  There is no assurance that Congress will extend the exemption.

If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, capital gain dividends, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations.  Foreign shareholders that are classified as corporations for U.S. tax purposes also may be subject to a branch profits tax.

In the case of foreign noncorporate shareholders, the Fund may be required to withhold U.S. federal income tax at a rate of 28% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such shareholders furnish the Fund with proper notification of their foreign status. (See “Distributions.”)

Note that the reduced rate of tax applicable to certain dividends (discussed above) does not apply to dividends paid to foreign shareholders.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein.  Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign taxes.

Effective July 1, 2014, the Fund will be required to withhold U.S. tax (at a 30% rate) on payments of dividends (effective January 1, 2017) and redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts.  Shareholders may be requested to provide additional information to the Fund to enable it to determine whether withholding is required.

Foreign shareholders may also be subject to U.S. estate tax with respect to their Fund shares.

Effect of Future Legislation; Other Tax Considerations

The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the U.S. Treasury Regulations issued thereunder as in effect on the date of this SAI.  Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

Income received by the Fund from foreign sources may be subject to withholding and other taxes imposed by such foreign jurisdictions, absent treaty relief.  Distributions to shareholders also may be subject to state, local, and foreign taxes, depending upon each shareholder’s particular situation.  Shareholders are urged to consult their tax advisers as to the particular consequences to them of an investment in the Fund.

ADVERTISING AND PERFORMANCE DATA

Advertising

From time to time, advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund.  Any such information may include trading volume of the Fund’s shares, the number of loan investments, annual total return, aggregate total return, distribution rate, average compounded distribution rates and yields of the Fund for specified periods of time, and diversification statistics.  Such information may also include rankings, ratings and other information from independent organizations such as Lipper Analytical Services, Inc. (“Lipper”); Morningstar; Value Line, Inc.; CDA Technology, Inc.; S&P’s Portfolio Management Data (a division of S&P); Moody’s; Bloomberg or other industry publications.  These rankings will typically compare the Fund to all closed-end funds, to other Senior

Loan funds, and/or also to taxable closed-end fixed-income funds.  Any such use of rankings and ratings in advertisements and sales literature will conform with the guidelines of the FINRA approved by the SEC.  Ranking comparisons and ratings should not be considered representative of the Fund’s relative performance for any future period.

Reports and promotional literature may also contain the following information:  (i) number of shareholders; (ii) average account size; (iii) identification of street and registered account holdings; (iv) lists or statistics of certain of the Fund’s holdings including, but not limited to, portfolio composition, sector weightings, portfolio turnover rates, number of holdings, average market capitalization and modern portfolio theory statistics alone or in comparison with itself (over time) and with its peers and industry group; (v) public information about the assets class; and (vi) discussions concerning coverage of the Fund by analysts.

In addition, reports and promotional literature may contain information concerning the Adviser, Voya Finanacial, Inc., the portfolio managers, the Administrator or affiliates of the Fund including:  (i) performance rankings of other funds managed by the Adviser, the Sub-Adviser or the individuals employed by the Adviser or Sub-Adviser who exercise responsibility for the day-to-day management of the Fund, including rankings and ratings of investment companies published by Lipper, Morningstar, Inc., Value Line, Inc., CDA Technologies, Inc., or other rating services, companies, publications or other persons who rank or rate investment companies or other investment products on overall performance or other criteria; (ii) lists of clients, the number of clients, or assets under management; (iii) the past performance of Voya Financial, Inc. and Voya Funds Services; (iv) the past performance of other funds managed by the Adviser; (v) quotes from a portfolio manager of the Fund or industry specialists; and (vi) information regarding rights offerings conducted by closed-end funds managed by the Adviser or Sub-Adviser.

The Fund may compare the frequency of its reset period to the frequency which LIBOR changes.  Further, the Fund may compare its yield to:  (i) LIBOR; (ii) the federal funds rate; (iii) the prime rate, quoted daily in the Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks; (iv) the average yield reported by the Bank Rate Monitor National Index for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas; (v) yield data published by Lipper, Bloomberg, or other industry sources; or (vi) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding.  Further, the Fund may compare such other yield data described above to each other.  The Fund may also compare its total return, NAV stability and yield to fixed-income investments.  As with yield and total return calculations, yield comparisons should not be considered representative of the Fund’s yield or relative performance for any future period.

The Fund may provide information designed to help individuals understand their investment goals and explore various financial strategies.  Such information may include information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives.  Materials may also include discussion of other investment companies in the Voya family of funds, products and services, and descriptions of the benefits of working with investment professionals in selecting investments.

Performance Data

The Fund may quote annual total return and aggregate total return performance data.  Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period.  On occasion, the Fund may quote total return calculations published by Lipper, a widely recognized independent publication that monitors the performance of both open-end and closed-end investment companies.

The Fund’s distribution rate is calculated on a monthly basis by annualizing the dividend declared in the month and dividing the resulting annualized dividend amount by the Fund’s corresponding month-end NAV (in the case of NAV) or the last reported market price (in the case of Market).  The distribution rate is based solely on the actual dividends and distributions, which are made at the discretion of management.  The distribution rate may or may not include all investment income, and ordinarily will not include capital gains or losses, if any.

Total return and distribution rate and compounded distribution rate figures utilized by the Fund are based on historical performance and are not intended to indicate future performance.  Distribution rate, compounded distribution rate and NAV per share can be expected to fluctuate over time.  Total return will vary depending on market conditions, the Senior Loans, and other securities comprising the Fund’s portfolio, the Fund’s operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

GENERAL INFORMATION

Custodian

State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 has been retained to act as the custodian for the Fund.  State Street Bank and Trust Company does not have any part in determining the investment policies of the Fund or in determining which portfolio securities are to be purchased or sold by the Fund or in the declaration of dividends and distributions.

Legal Counsel

Legal matters for the Fund are passed upon by Dechert LLP, 1900 K Street, NW, Washington, DC 20006.

Independent Registered Public Accounting Firm

KPMG LLP serves as an independent registered public accounting firm for the Fund. KPMG LLP provides audit services, tax return preparation and assistance and consultation in connection with review of SEC filings. KPMG LLP is located at Two Financial Center, 60 South Street, Boston, Massachusetts 02111.

FINANCIAL STATEMENTS

The financial statements and the independent registered public accounting firm’s report thereon, appearing in the Fund’s annual shareholder report for the year ended February 28, 2014 are incorporated by reference in this SAI.  The Fund’s annual and semi-annual (unaudited) shareholder reports are available at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258, upon  request and without charge by calling (800) 992-0180.

APPENDIX A

A-1

VOYA FAMILY OF FUNDS

PROXY VOTING PROCEDURES AND GUIDELINES

Effective Date:  July 10, 2003

Revision Date:  May 1, 2014

A-1

I.	Introduction	1
II.	Compliance Committee	1
III.	Delegation of Voting Authority	1
IV.	Approval and Review of Procedures	3
V.	Voting Procedures and Guidelines	3
VI.	Conflicts of Interest	7
VII.	Reporting and Record Retention	8
EXHIBIT 1 — List of Voya funds		9
EXHIBIT 2 — Proxy Voting Procedures of the Advisers		10
I.	Introduction	10
II.	Roles and Responsibilities	10
III.	Voting Procedures	14
IV.	Assessment of the Agent and Conflicts of Interest	15
V.	Reporting and Record Retention	17
APPENDIX 1 — Proxy Group		18
EXHIBIT 3 — Proxy Voting Guidelines of the Voya funds		19
I.	Introduction	19
II.	Guidelines	19
General Policies		19
1.	The Board of Directors	20
2.	Proxy Contests	28
3.	Auditors	28
4.	Proxy Contest Defenses	28
5.	Tender Offer Defenses	29
6.	Miscellaneous	31
7.	Capital Structure	33
8.	Executive and Director Compensation	35
9.	State of Incorporation	39
10.	Mergers and Corporate Restructurings	40
11.	Mutual Fund Proxies	40
12.	Social and Environmental Issues	41
13.	Global Proxies	42

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I.                                        Introduction

The following are the Proxy Voting Procedures and Guidelines (the “Procedures and Guidelines”) of the Voya family of funds set forth on Exhibit 1 attached hereto and each portfolio or series thereof, except for any “Sub-Adviser-Voted Series” identified on Exhibit 1 and further described in Section III. below (each non-Sub-Adviser-Voted Series hereinafter referred to as a “Fund” and collectively, the “Funds”).  The purpose of these Procedures and Guidelines is to set forth the process by which each Fund subject to these Procedures and Guidelines will vote proxies related to the equity assets in its investment portfolio (the “portfolio securities”).  The term “proxies” as used herein shall include votes in connection with annual and special meetings of equity stockholders but not those regarding bankruptcy matters and/or related plans of reorganization.  The Procedures and Guidelines have been approved by the Funds’ Boards of Trustees/Directors(1) (each a “Board” and collectively, the “Boards”), including a majority of the independent Trustees/Directors(2) of the Boards.  These Procedures and Guidelines may be amended only by the Boards.  The Boards shall review these Procedures and Guidelines at their discretion, and make any revisions thereto as deemed appropriate by the Boards.

II.                                   Compliance Committee

The Boards hereby delegate to the Compliance Committee of each Board (each a “Committee” and collectively, the “Committees”) the authority and responsibility to oversee the implementation of these Procedures and Guidelines and, where applicable, to make determinations on behalf of a Board with respect to the voting of proxies on behalf of each Fund.  Furthermore, the Boards hereby delegate to each Committee the authority to review and approve material changes to proxy voting procedures of any Fund’s investment adviser (the “Adviser”).  The Proxy Voting Procedures of the Adviser (the “Adviser Procedures”) are attached hereto as Exhibit 2.  Any determination regarding the voting of proxies of each Fund that is made by a Committee, or any member thereof, as permitted herein, shall be deemed to be a good faith determination regarding the voting of proxies by the full Board.  Each Committee may rely on the Adviser through the Proxy Coordinator, Agent, and/or Proxy Group (as such terms are defined in the Adviser Procedures (Exhibit 2, Sections II.A., B., and C., respectively)) to deal in the first instance with the application of these Procedures and Guidelines.  Each Committee shall conduct itself in accordance with its charter.

III.                              Delegation of Voting Authority

Except as otherwise provided for herein, the Boards hereby delegate to the Adviser to each Fund the authority and responsibility to vote all proxies with respect to all portfolio securities of the

(1)         Reference in these Procedures to one or more Funds shall, as applicable, mean those Funds that are under the jurisdiction of the particular Board or Compliance Committee at issue.  No provision in these Procedures is intended to impose any duty upon the particular Board or Compliance Committee with respect to any other Fund.

(2)         The independent Trustees/Directors are those Board members who are not “interested persons” of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

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Fund in accordance with the current proxy voting procedures and guidelines that have been approved by the Board.  The Boards may revoke such delegation with respect to any proxy or proposal, and assume the responsibility of voting any Fund proxy or proxies as they deem appropriate.  Non-material amendments to the Procedures and Guidelines may be approved for immediate implementation by the President or Chief Financial Officer of a Fund, subject to ratification at the next regularly scheduled meeting of the Compliance Committee.

A Board may elect to delegate the voting of proxies to the Sub-Adviser of a portfolio or series of the Voya funds.  In so doing, the Board shall also approve the Sub-Adviser’s proxy policies for implementation on behalf of such portfolio or series (a “Sub-Adviser-Voted Series”).  Sub-Adviser-Voted Series shall not be covered under these Procedures and Guidelines, except as described in Section VII.A. below with respect to vote reporting requirements, but rather shall be covered by such Sub-Adviser’s proxy policies, provided that the Board, including a majority of the independent Trustees/Directors(3), has approved them on behalf of such Sub-Adviser-Voted Series, and ratifies any subsequent changes at the next regularly scheduled meeting of the Compliance Committee and the Board.

When a Fund participates in the lending of its securities and the securities are on loan at record date, proxies related to such securities will not be forwarded to the Adviser by the Fund’s custodian and therefore will not be voted.  However, the Adviser shall use best efforts to recall or restrict specific securities from loan for the purpose of facilitating a “material” vote as described in the Adviser Procedures.

Funds that are “Funds-of-Funds” will “echo” vote their interests in underlying mutual funds, which may include mutual funds other than the Voya funds (or portfolios or series thereof) set forth on Exhibit 1 attached hereto.  This means that, if the Fund-of-Funds must vote on a proposal with respect to an underlying investment company, the Fund-of-Funds will vote its interest in that underlying fund in the same proportion all other shareholders in the underlying investment company voted their interests.

However, if the underlying fund has no other shareholders, the Fund-of-Funds will vote as follows:

A.                                    If the Fund-of-Funds and the underlying fund are being solicited to vote on the same proposal (e.g., the election of fund directors/trustees), the Fund-of-Funds will vote the shares it holds in the underlying fund in the same proportion as all votes received from the holders of the Fund-of-Funds’ shares with respect to that proposal; and

B.                                    If the Fund-of-Funds is being solicited to vote on a proposal for an underlying fund (e.g., a new Sub-Adviser to the underlying fund), and there is no corresponding proposal at the Fund-of-Funds level, the Board shall determine the most appropriate method of voting with respect to the underlying fund proposal.

(3)         The independent Trustees/Directors are those Board members who are not “interested persons” of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

2

The foregoing procedure shall also apply to any Voya fund (an “Investing Fund”) that, while not a Fund-of-Funds, invests in one or more underlying funds.  Accordingly:

A.                                    Each Investing Fund will “echo” vote its interests in an underlying fund, if the underlying fund has shareholders other than the Investing Fund;

B.                                    In the event an underlying fund has no other shareholders, and the Investing Fund and the underlying fund are being solicited to vote on the same proposal, the Investing Fund will vote its interests in the underlying fund in the same proportion as all votes received from the holders of its own shares on that proposal; and

C.                                    In the event an underlying fund has no other shareholders, and there is no corresponding proposal at the Investing Fund level, the Board shall determine the most appropriate method of voting with respect to the underlying fund proposal.

A fund that is a “Feeder Fund” in a master-feeder structure does not echo vote.  Rather, it passes votes requested by the underlying master fund to its shareholders.  This means that, if the Feeder Fund is solicited by the master fund, it will request instructions from its own shareholders, either directly or, in the case of an insurance-dedicated Fund, through an insurance product or retirement plan, as to the manner in which to vote its interest in an underlying master fund.

When a Voya fund is a feeder in a master-feeder structure, proxies for the portfolio securities owned by the master fund will be voted pursuant to the master fund’s proxy voting policies and procedures.  As such, except as described in Section VII.A. below with respect to vote reporting requirements, Feeder Funds shall not be subject to these Procedures and Guidelines.

IV.                               Approval and Review of Procedures

Each Fund’s Adviser has adopted proxy voting procedures in connection with the voting of portfolio securities for the Funds as attached hereto in Exhibit 2.  The Boards hereby approve such procedures.  All material changes to the Adviser Procedures must be approved by the Boards or the Compliance Committees prior to implementation; however, the President or Chief Financial Officer of a Fund may make such non-material changes as he/she deems appropriate, subject to ratification by the Boards or the Compliance Committees at their next regularly scheduled meeting.

V.                                    Voting Procedures and Guidelines

The Guidelines that are set forth in Exhibit 3 hereto specify the manner in which the Funds generally will vote with respect to the proposals discussed therein.

Unless otherwise noted, the defined terms used hereinafter shall have the same meaning as defined in the Adviser Procedures (Exhibit 2).

A.                                    Routine Matters

The Agent shall be instructed to submit a vote in accordance with the Guidelines where such Guidelines provide a clear policy (e.g., “For,” “Against,” “Withhold,” or “Abstain”)

3

on a proposal.  However, the Agent shall be directed to refer any proxy proposal to the Proxy Coordinator for instructions as if it were a matter requiring case-by-case consideration under circumstances where the application of the Guidelines is unclear, it appears to involve unusual or controversial issues, or an Investment Professional (as such term is defined in the Adviser Procedures (Exhibit 2, Section II.D.)) recommends a vote contrary to the Guidelines.

B.                                    Matters Requiring Case-by-Case Consideration

The Agent shall be directed to refer proxy proposals accompanied by its written analysis and voting recommendation to the Proxy Coordinator where the Guidelines have noted “case-by-case” consideration.

Upon receipt of a referral from the Agent, the Proxy Coordinator may solicit additional research from the Agent, Investment Professional(s), as well as from any other source or service.

Except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation, the Proxy Coordinator will forward the Agent’s analysis and recommendation and/or any research obtained from the Investment Professional(s), the Agent, or any other source to the Proxy Group.  The Proxy Group may consult with the Agent and/or Investment Professional(s), as it deems necessary.

In the event a Proxy Group member believes he/she has a potential conflict of interest that may preclude him/her from making a vote determination in the best interests of the beneficial owners of the applicable Fund, such Proxy Group member shall so advise the Proxy Coordinator.  The Proxy Group member may elect to recuse himself/herself from consideration of the relevant proxy or ask the Proxy Coordinator to solicit the opinion of Counsel (as such term is defined in the Adviser Procedures (Exhibit 2, Section IV.A.) on the matter, recusing himself/herself only in the event Counsel determines that a material conflict of interest (as such term is defined in Section V.B.3. below) exists with respect to the Proxy Group member.  If recusal, whether voluntary or pursuant to a finding of Counsel, does not occur prior to the member’s participation in any Proxy Group discussion of the relevant proxy, any Out-of-Guidelines Vote determination shall be subject to the Compliance Committee referral process described in Section V.B.3. below.

The Proxy Coordinator shall use best efforts to convene the Proxy Group with respect to all matters requiring its consideration.  In the event quorum requirements cannot be timely met in connection with a voting deadline, it shall be the policy of the Funds to vote in accordance with the Agent’s recommendation, unless the Agent’s recommendation is deemed to be materially conflicted as provided for under the Adviser Procedures, in which case no action shall be taken on such matter (i.e., a “Non-Vote”).

1.              Within-Guidelines Votes:  Votes in Accordance with a Fund’s Guidelines and/or, where applicable, Agent Recommendation

4

In the event the Proxy Group and, where applicable, any Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Agent, through the Proxy Coordinator, to vote in this manner, except that the Proxy Coordinator may first consult with a Fund’s Compliance Committee as described in Section V.B.5. below.  Except as provided for herein, no Conflicts Report (as such term is defined in the Adviser Procedures (Exhibit 2, Section IV.B.)) is required in connection with Within-Guidelines Votes.

2.              Non-Votes:  Votes in Which No Action is Taken

The Proxy Group may recommend that a Fund refrain from voting under circumstances including, but not limited to, the following:  (1) if the economic effect on shareholders’ interests or the value of the portfolio holding is indeterminable or insignificant, e.g., proxies in connection with fractional shares, securities no longer held in the portfolio of a Voya fund or proxies being considered on behalf of a Fund that is no longer in existence; or (2) if the cost of voting a proxy outweighs the benefits, e.g., certain international proxies, particularly in cases in which share blocking practices may impose trading restrictions on the relevant portfolio security.  In such instances, the Proxy Group may instruct the Agent, through the Proxy Coordinator, not to vote such proxy.  The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group’s review of a specific proxy.

Reasonable efforts shall be made to secure and vote all other proxies for the Funds, but, particularly in markets in which shareholders’ rights are limited, Non-Votes may also occur in connection with a Fund’s related inability to timely access ballots or other proxy information in connection with its portfolio securities.

Non-Votes may also result in certain cases in which the Agent’s recommendation has been deemed to be conflicted, as described in Sections V.B. above and V.B.4. below.

3.              Out-of-Guidelines Votes:  Votes Contrary to Procedures and Guidelines, or Agent Recommendation; where applicable, Where No Recommendation is Provided by Agent; or Where Agent’s Recommendation is Conflicted

If the Proxy Group recommends that a Fund vote contrary to the Guidelines, or the recommendation of the Agent, where applicable; if the Agent has made no recommendation on a matter and the Procedures and Guidelines are silent; or the Agent’s recommendation on a matter is deemed to be materially conflicted as provided for under the Adviser Procedures, the Proxy Coordinator will then request that all members of the Proxy Group participating in the voting process and each Investment Professional participating in the voting process complete a Conflicts Report.

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As provided for in the Adviser Procedures, the Proxy Coordinator shall be responsible for identifying to Counsel potential conflicts of interest with respect to the Agent, the Advisers, the Funds’ principal underwriters (“Underwriters”), or an affiliated person (as such term is defined in Section 2(a)(3) of the Investment Company Act of 1940) of the Funds, their investment advisers, or principal underwriters (hereinafter, “Affiliate”).  Such potential conflicts of interest are identified by the Proxy Coordinator based upon information periodically provided by the Agent; analyses of client, distributor, broker-dealer, and vendor lists; and information derived from other sources, including public filings.  The Proxy Coordinator gathers and analyzes this information on a best efforts basis, as much of this information is provided directly by individuals and groups other than the Proxy Coordinator, and the Advisers rely upon the accuracy of the information received from such parties.  Such potential conflicts of interest shall be documented as deemed appropriate by Counsel, e.g., on a consolidated basis rather than individual Conflicts Reports.  Upon Counsel’s finding that a conflict of interest exists that could unduly influence vote recommendation(s) (a “material conflict of interest”) with respect to the Agent, the Advisers, Underwriters, or Affiliates, the participating members of the Proxy Group shall not be required to complete a Conflicts Report in connection with the relevant proxy.

If Counsel determines that a material conflict of interest appears to exist with respect to the Agent, the Advisers, Underwriters, or Affiliates, any participating member of the Proxy Group, or any participating Investment Professional(s), the Proxy Coordinator will then contact the Compliance Committee(s), generally through the Committee Chair, and forward all information relevant to the Committee’s review, including the following materials or a summary thereof:  the applicable Procedures and Guidelines; the recommendation of the Agent, where applicable; the recommendation of the Investment Professional(s), where applicable; any resources used by the Proxy Group in arriving at its recommendation; the Conflicts Report and/or any other written materials establishing whether a conflict of interest exists; and findings of Counsel).

If Counsel determines that there does not appear to be a material conflict of interest with respect to the Agent, the Advisers, Underwriters, Affiliates, any participating member of the Proxy Group, or any participating Investment Professional(s), the Proxy Coordinator will instruct the Agent to vote the proxy as recommended by the Proxy Group.

A vote that is contrary to the Agent’s recommendation, but is based on input from an Investment Professional provided in connection with a Guideline requiring case-by-case review while specifying that primary consideration will be given to such input, shall be not be deemed an Out-of-Guidelines Vote if the Investment Professional completes and returns a Conflicts Report and Counsel determines that no material conflict of interest appears to be present.  The Proxy Group members shall not be required to complete a Conflicts Report in connection with such votes.

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4.              Referrals to a Fund’s Compliance Committee

A Fund’s Compliance Committee may consider all recommendations, analysis, research and Conflicts Reports provided to it by the Proxy Coordinator, Agent, Proxy Group, and/or Investment Professional(s), and any other written materials used to establish whether a conflict of interest exists, in determining how to vote the proxies referred to the Committee.  The Committee, generally through the Committee Chair, will instruct the Proxy Coordinator how such referred proposals should be voted.

The Proxy Coordinator shall use best efforts to timely refer matters to a Fund’s Committee for its consideration.  In the event any such matter cannot be timely referred to or considered by the Committee, it shall be the policy of the Funds, except as noted below, to vote Within Guidelines, except that Counsel may permit the Proxy Group to abstain from voting any proposal(s) subject to the material conflict, provided such abstention does not have the same effect as an “against” vote and therefore has no effect on the outcome of the vote.  If the Agent’s recommendation is deemed by Counsel to be materially conflicted on a matter, no action shall be taken on such matter, either by abstaining from voting any proposal(s) subject to the material conflict or not voting the entire proxy (i.e., a “Non-Vote”), as deemed appropriate by Counsel with respect to the nature of the Agent’s material conflict.

The Proxy Coordinator will maintain a record of all proxy questions that have been referred to a Fund’s Committee, as well as all applicable recommendations, analysis, research, Conflicts Reports, and vote determinations.

5.              Consultation with a Fund’s Compliance Committee

The Proxy Coordinator may consult with the Chair of a Fund’s Compliance Committee for guidance on behalf of the Committee if application of the Procedures and Guidelines is unclear or in connection with any unusual or controversial issue or a recommendation received from an Investment Professional.  The Chair may consider all recommendations, analysis, research, or Conflicts Reports provided by the Agent, Proxy Group, and/or Investment Professional(s).  The Chair may provide guidance or direct the Proxy Coordinator to refer the proposal(s) to the full Compliance Committee.  The guidance of the Chair, or the Committee, as applicable, shall be given primary consideration by the Proxy Group in making a vote determination.

The Proxy Coordinator will maintain a record of all proxy questions that have been referred to the Chair or Committee for guidance, as well as all applicable recommendations, analysis, research, Conflicts Reports and vote determinations.

VI.                               Conflicts of Interest

In all cases in which a vote has not been clearly determined in advance by the Procedures and Guidelines or for which the Proxy Group recommends an Out-of-Guidelines Vote, and Counsel

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has determined that a material conflict of interest appears to exist with respect to the Agent, the Advisers, Underwriters, Affiliates, any participating member of the Proxy Group, or any Investment Professional participating in the voting process, the proposal shall be referred to the Fund’s Committee for determination so that the Adviser shall have no opportunity to exercise voting discretion over a Fund’s proxy in a situation in which the Adviser or its Underwriters or Affiliates or the Agent may be deemed to have a conflict of interest.  In the event a member of a Fund’s Committee believes he/she has a conflict of interest that would preclude him/her from making a vote determination in the best interests of the beneficial owners of the applicable Fund, such Committee member shall so advise the Committee Chair and recuse himself/herself with respect to determinations regarding the relevant proxy.

VII.                          Reporting and Record Retention

A.                                    Reporting by the Funds

Annually in August, each Fund and each Sub-Adviser-Voted Series will post its proxy voting record, or a link thereto, for the prior one-year period ending on June 30th on the Voya funds’ website.  The proxy voting record for each Fund and each Sub-Adviser-Voted Series will also be available on Form N-PX in the EDGAR database on the website of the Securities and Exchange Commission (“SEC”).  For any Voya fund that is a feeder in a master/feeder structure, no proxy voting record related to the portfolio securities owned by the master fund will be posted on the Voya funds’ website or included in the Fund’s Form N-PX; however, a cross-reference to the master fund’s proxy voting record as filed in the SEC’s EDGAR database will be included in the Fund’s Form N-PX and posted on the Voya funds’ website.  If any Feeder Fund was solicited for vote by its underlying master fund during the reporting period, a record of the votes cast by means of the pass-through process described in Section III. above will be included on the Voya funds’ website and in the Feeder Fund’s Form N-PX.

B.                                    Reporting to a Fund’s Compliance Committee

At each regularly scheduled meeting, the Committee will receive a report from the Proxy Coordinator indicating each proxy proposal, or a summary of such proposals, that was (1) voted Out-of-Guidelines, including any proposals voted Out-of-Guidelines pursuant to special circumstances raised by an Investment Professional; (2) voted Within Guidelines in cases in which an Investment Professional’s recommendation was not adopted by the Proxy Group; or (3) referred to the Committee for determination in accordance with Section V. hereof.  Such report shall indicate the name of the issuer, the substance of the proposal, a summary of the Investment Professional’s recommendation, where applicable, and the reasons for voting, or recommending, an Out-of-Guidelines Vote or, in the case of (2) above, a Within-Guidelines Vote.

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EXHIBIT 1 — List of Voya funds

VOYA ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

VOYA BALANCED PORTFOLIO, INC.

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EQUITY TRUST

VOYA FUNDS TRUST

VOYA GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

VOYA GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

VOYA INTERMEDIATE BOND PORTFOLIO

VOYA INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND

VOYA INVESTORS TRUST(4)

VOYA MONEY MARKET PORTFOLIO

VOYA MUTUAL FUNDS

VOYA PARTNERS, INC.

VOYA PRIME RATE TRUST

VOYA NATURAL RESOURCES EQUITY INCOME FUND

VOYA SENIOR INCOME FUND

VOYA SEPARATE PORTFOLIOS TRUST

VOYA SERIES FUND, INC.

VOYA STRATEGIC ALLOCATION PORTFOLIOS, INC.

VOYA VARIABLE FUNDS

VOYA VARIABLE INSURANCE TRUST

VOYA VARIABLE PORTFOLIOS, INC.

VOYA VARIABLE PRODUCTS TRUST

(4)   Sub-Adviser-Voted Series:  VY Franklin Mutual Shares Portfolio

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EXHIBIT 2 — Proxy Voting Procedures of the Advisers

Voya Investments, LLC

and

Directed Services LLC

I.                                        Introduction

Voya Investments, LLC and Directed Services LLC (each an “Adviser” and collectively, the “Advisers”) are the investment advisers for the registered investment companies and each series or portfolio thereof (each a “Fund” and collectively, the “Funds”) comprising the Voya family of funds.  As such, the Advisers have been delegated the authority to vote proxies with respect to securities for certain Funds over which they have day-to-day portfolio management responsibility.

The Advisers will abide by the proxy voting guidelines adopted by a Fund’s respective Board of Directors or Trustees (each a “Board” and collectively, the “Boards”) with regard to the voting of proxies unless otherwise provided in the proxy voting procedures adopted by a Fund’s Board.

In voting proxies, the Advisers are guided by general fiduciary principles.  Each must act prudently, solely in the interest of the beneficial owners of the Funds it manages.  The Advisers will not subordinate the interest of beneficial owners to unrelated objectives.  Each Adviser will vote proxies in the manner that it believes will do the most to maximize shareholder value.

The following are the Proxy Voting Procedures of Voya Investments, LLC and Directed Services LLC (the “Adviser Procedures”) with respect to the voting of proxies on behalf of their client Funds as approved by the respective Board of each Fund.

Unless otherwise noted, best efforts shall be used to vote proxies in all instances.

II.                                   Roles and Responsibilities

A.                                    Proxy Coordinator

The Proxy Coordinator identified in Appendix 1 will assist in the coordination of the voting of each Fund’s proxies in accordance with the Voya family of funds Proxy Voting Procedures and Guidelines (the “Procedures” or “Guidelines” and collectively, the “Procedures and Guidelines”).  The Proxy Coordinator is authorized to direct the Agent to vote a Fund’s proxy in accordance with the Procedures and Guidelines unless the Proxy Coordinator receives a recommendation from an Investment Professional (as described below) to vote contrary to the Guidelines.  In such event, and in connection with proxy proposals requiring case-by-case consideration (except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation), the Proxy Coordinator will call a meeting of the Proxy Group (as described below).

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Responsibilities assigned herein to the Proxy Coordinator, or activities in support thereof, may be performed by such members of the Proxy Group or employees of the Advisers’ Affiliates as are deemed appropriate by the Proxy Group.

Unless specified otherwise, information provided to the Proxy Coordinator in connection with duties of the parties described herein shall be deemed delivered to the Advisers.

B.                                    Agent

An independent proxy voting service (the “Agent”), as approved by the Board of each Fund, shall be engaged to assist in the voting of Fund proxies for publicly traded securities through the provision of vote analysis, implementation, recordkeeping, and disclosure services.  The Agent is Institutional Shareholder Services Inc., a subsidiary of MSCI Inc.  The Agent is responsible for coordinating with the Funds’ custodians to ensure that all proxy materials received by the custodians relating to the portfolio securities are processed in a timely fashion.  To the extent applicable, the Agent is required to vote and/or refer all proxies in accordance with these Adviser Procedures.  The Agent will retain a record of all proxy votes handled by the Agent.  Such record must reflect all the information required to be disclosed in a Fund’s Form N-PX pursuant to Rule 30b1-4 under the Investment Company Act.  In addition, the Agent is responsible for maintaining copies of all proxy statements received by issuers and to promptly provide such materials to the Adviser upon request.

The Agent shall be instructed to vote all proxies in accordance with a Fund’s Guidelines, except as otherwise instructed through the Proxy Coordinator by the Advisers’ Proxy Group or a Fund’s Compliance Committee (“Committee”).

The Agent shall be instructed to obtain all proxies from the Funds’ custodians and to review each proxy proposal against the Guidelines.  The Agent also shall be requested to call the Proxy Coordinator’s attention to specific proxy proposals that although governed by the Guidelines appear to involve unusual or controversial issues.

Subject to the oversight of the Advisers, the Agent shall establish and maintain adequate internal controls and policies in connection with the provision of proxy voting services voting to the Advisers, including methods to reasonably ensure that its analysis and recommendations are not influenced by conflict of interest, and shall disclose such controls and policies to the Advisers when and as provided for herein.  Unless otherwise specified, references herein to recommendations of the Agent shall refer to those in which no material conflict of interest has been identified.

C.                                    Proxy Group

The Adviser shall establish a Proxy Group (the “Group” or “Proxy Group”) which shall assist in the review of the Agent’s recommendations when a proxy voting issue is referred to the Group through the Proxy Coordinator.  The members of the Proxy Group, which may include employees of the Advisers’ Affiliates, are identified in Appendix 1, as may be amended from time at the Advisers’ discretion.

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A minimum of four (4) members of the Proxy Group (or three (3) if one member of the quorum is either the Fund’s Chief Investment Risk Officer or Chief Financial Officer) shall constitute a quorum for purposes of taking action at any meeting of the Group.  The vote of a simple majority of the members present and voting shall determine any matter submitted to a vote, except that tie votes shall be resolved by securing the vote of members not present at the meeting; provided, however, that the Proxy Coordinator shall ensure compliance with all applicable voting and conflict of interest procedures and shall use best efforts to secure votes from as many absent members as may reasonably be accomplished and to provide such members with a substantially similar level of relevant information as that provided at the in-person meeting.  In the event a tie vote cannot be timely resolved in this manner in connection with a voting deadline, or in the event that the vote remains a tie, the Proxy Coordinator shall follow the procedures established by a Fund’s Board for resolving a material conflict of interest.  In the event a tie vote cannot be timely resolved in this manner, the Proxy Coordinator shall follow the procedures established by a Fund’s Board to address a failure to timely meet quorum requirements.  A member of the Proxy Group may abstain from voting on any given matter, provided that the member does not participate in the Proxy Group discussion(s) in connection with the vote determination.  If abstention results in the loss of quorum, the process for resolving tie votes shall be observed.

The Proxy Group may meet in person or by telephone.  The Proxy Group also may take action via electronic mail in lieu of a meeting, provided that each Group member has received a copy of any relevant electronic mail transmissions circulated by each other participating Group member prior to voting and provided that the Proxy Coordinator follows the directions of a majority of a quorum (as defined above) responding via electronic mail.  For all votes taken in person or by telephone or teleconference, the vote shall be taken outside the presence of any person other than the members of the Proxy Group and such other persons whose attendance may be deemed appropriate by the Proxy Group from time to time in furtherance of its duties or the day-to-day administration of the Funds.  In its discretion, the Proxy Group may provide the Proxy Coordinator with standing instructions to perform responsibilities assigned herein to the Proxy Group, or activities in support thereof, on its behalf, provided that such instructions do not contravene any requirements of these Adviser Procedures or a Fund’s Procedures and Guidelines.

A meeting of the Proxy Group will be held whenever (1) the Proxy Coordinator receives a recommendation from an Investment Professional to vote a Fund’s proxy contrary to the Guidelines, or the recommendation of the Agent, where applicable, (2) the Agent has made no recommendation on a matter and the Procedures and Guidelines are silent, or (3) a matter requires case-by-case consideration, including those in which the Agent’s recommendation is deemed to be materially conflicted as provided for herein, provided that, if the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation and no issue of conflict must be considered, the Proxy Coordinator may implement the instructions without calling a meeting of the Proxy Group.

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For each proposal referred to the Proxy Group, it will review (1) the relevant Procedures and Guidelines, (2) the recommendation of the Agent, if any, (3) the recommendation of the Investment Professional(s), if any, and (4) any other resources that any member of the Proxy Group deems appropriate to aid in a determination of a recommendation.

If the Proxy Group recommends that a Fund vote in accordance with the Procedures and Guidelines, or the recommendation of the Agent, where applicable, it shall instruct the Proxy Coordinator to so advise the Agent, except that the Proxy Coordinator shall follow any procedures established by a Fund’s Board with respect to recommendations received from an Investment Professional.

If the Proxy Group recommends that a Fund vote contrary to the Guidelines, or the recommendation of the Agent, where applicable, or if the Agent’s recommendation on a matter is deemed to be materially conflicted as provided for herein, it shall follow the procedures for such voting as established by a Fund’s Board.  The Proxy Group may vote contrary to the Guidelines based on a recommendation from an Investment Professional, provided that incorporation of any such recommendation shall be subject to the conflict of interest review process established by a Fund’s Board.

The Proxy Coordinator shall use best efforts to convene the Proxy Group with respect to all matters requiring its consideration.  In the event quorum requirements cannot be timely met in connection with a voting deadline, the Proxy Coordinator shall follow the procedures for such voting as established by a Fund’s Board.

D.                                    Investment Professionals

The Funds’ Sub-Advisers and/or portfolio managers (each referred to herein as an “Investment Professional” and collectively, “Investment Professionals”) may submit, or be asked to submit, a recommendation to the Proxy Group regarding the voting of proxies related to the portfolio securities over which they have day-to-day portfolio management responsibility.  The Investment Professionals may accompany their recommendation with any other research materials that they deem appropriate or with a request that the vote be deemed “material” in the context of the portfolio(s) they manage, such that lending activity on behalf of such portfolio(s) with respect to the relevant security should be reviewed by the Proxy Group and considered for recall and/or restriction.  Input from the relevant Investment Professionals shall be given primary consideration in the Proxy Group’s determination of whether a given proxy vote is to be deemed material and the associated security accordingly restricted from lending.  The determination that a vote is material in the context of a Fund’s portfolio shall not mean that such vote is considered material across all Funds voting that meeting.  In order to recall or restrict shares timely for material voting purposes, the Proxy Group shall use best efforts to consider, and when deemed appropriate, to act upon, such requests timely.  Requests to review lending activity in connection with a potentially material vote may be initiated by any relevant Investment Professional and submitted for the Proxy Group’s consideration at any time.

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III.                              Voting Procedures

A.                                    In all cases, the Adviser shall follow the voting procedures as set forth in the Procedures and Guidelines of the Fund on whose behalf the Adviser is exercising delegated authority to vote.

B.                                    Routine Matters

The Agent shall be instructed to submit a vote in accordance with the Guidelines where such Guidelines provide a clear policy (e.g., “For,” “Against,” “Withhold,” or “Abstain”) on a proposal.  However, the Agent shall be directed to refer any proxy proposal to the Proxy Coordinator for instructions as if it were a matter requiring case-by-case consideration under circumstances where the application of the Guidelines is unclear, it appears to involve unusual or controversial issues, or an Investment Professional recommends a vote contrary to the Guidelines.

C.                                    Matters Requiring Case-by-Case Consideration

The Agent shall be directed to refer proxy proposals accompanied by its written analysis and voting recommendation to the Proxy Coordinator where the Guidelines have noted “case-by-case” consideration.

Upon receipt of a referral from the Agent, the Proxy Coordinator may solicit additional research from the Agent, Investment Professional(s), as well as from any other source or service.

Except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation, the Proxy Coordinator will forward the Agent’s analysis and recommendation and/or any research obtained from the Investment Professional(s), the Agent, or any other source to the Proxy Group.  The Proxy Group may consult with the Agent and/or Investment Professional(s), as it deems necessary.

1.              Within-Guidelines Votes:  Votes in Accordance with a Fund’s Guidelines and/or, where applicable, Agent Recommendation

In the event the Proxy Group and, where applicable, any Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Agent, through the Proxy Coordinator, to vote in this manner, except that the Proxy Coordinator shall follow any procedures established by a Fund’s Board with respect to recommendations received from an Investment Professional.  Except as provided for herein, no Conflicts Report (as such term is defined herein) is required in connection with Within-Guidelines Votes.

2.              Non-Votes:  Votes in Which No Action is Taken

The Proxy Group may recommend that a Fund refrain from voting under circumstances including, but not limited to, the following:  (1) if the economic effect on shareholders’ interests or the value of the portfolio holding is

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indeterminable or insignificant, e.g., proxies in connection with fractional shares, securities no longer held in the portfolio of a Voya fund or proxies being considered on behalf of a Fund that is no longer in existence; or (2) if the cost of voting a proxy outweighs the benefits, e.g., certain international proxies, particularly in cases in which share blocking practices may impose trading restrictions on the relevant portfolio security.  In such instances, the Proxy Group may instruct the Agent, through the Proxy Coordinator, not to vote such proxy.  The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group’s review of a specific proxy.

Reasonable efforts shall be made to secure and vote all other proxies for the Funds, but, particularly in markets in which shareholders’ rights are limited, Non-Votes may also occur in connection with a Fund’s related inability to timely access ballots or other proxy information in connection with its portfolio securities.

Non-Votes may also result in certain cases in which the Agent’s recommendation has been deemed to be conflicted, as provided for in the Funds’ Procedures.

3.              Out-of-Guidelines Votes:  Votes Contrary to Procedures and Guidelines, or Agent Recommendation, where applicable; Where No Recommendation is Provided by Agent; or Where Agent’s Recommendation is Conflicted

If the Proxy Group or, where applicable, an Investment Professional, recommends that a Fund vote contrary to the Guidelines, or the recommendation of the Agent, where applicable; if the Agent has made no recommendation on a matter and the Procedures and Guidelines are silent; or the Agent’s recommendation on a matter is deemed to be materially conflicted as provided for under these Adviser Procedures, the Proxy Coordinator will then implement the procedures for handling such votes as adopted by the Fund’s Board.

The Proxy Coordinator will maintain a record of all recommendations from Investment Professionals to vote contrary to the Guidelines, all proxy questions that have been referred to a Fund’s Compliance Committee, and all applicable recommendations, analysis, research, Conflicts Reports, and vote determinations.

IV.                               Assessment of the Agent and Conflicts of Interest

In furtherance of the Advisers’ fiduciary duty to the Funds and their beneficial owners, the Advisers shall establish the following:

A.                                    Assessment of the Agent

The Advisers shall establish that the Agent (1) is independent from the Advisers, (2) has resources that indicate it can competently provide analysis of proxy issues, and (3) can make recommendations in an impartial manner and in the best interests of the Funds and their beneficial owners.  The Advisers shall utilize, and the Agent shall comply with, such methods for establishing the foregoing as the

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Advisers may deem reasonably appropriate and shall do so not less than annually as well as prior to engaging the services of any new proxy service.  The Agent shall also notify the Advisers in writing within fifteen (15) calendar days of any material change to information previously provided to an Adviser in connection with establishing the Agent’s independence, competence, or impartiality.

Information provided in connection with assessment of the Agent shall be forwarded to a member of the mutual funds practice group of Voya Investment Management (“Counsel”) for review.  Counsel shall review such information and advise the Proxy Coordinator as to whether a material concern exists and if so, determine the most appropriate course of action to eliminate such concern.

B.                                    Conflicts of Interest

The Advisers shall establish and maintain procedures to identify and address potential conflicts that may arise from time to time concerning the Agent.  Upon the Advisers’ request, which shall be not less than annually, and within fifteen (15) calendar days of any material change to such information previously provided to an Adviser, the Agent shall provide the Advisers with such information as the Advisers deem reasonable and appropriate for use in determining material relationships of the Agent that may pose a conflict of interest with respect to the Agent’s proxy analysis or recommendation(s).  The Proxy Coordinator shall forward all such information to Counsel for review.  Counsel shall review such information and provide the Proxy Coordinator with a brief statement regarding whether or not a material conflict of interest is present.  Matters as to which a material conflict of interest is deemed to be present shall be handled as provided in the Fund’s Procedures and Guidelines.

In connection with their participation in the voting process for portfolio securities, each member of the Proxy Group, and each Investment Professional participating in the voting process, must act solely in the best interests of the beneficial owners of the applicable Fund.  The members of the Proxy Group may not subordinate the interests of the Fund’s beneficial owners to unrelated objectives, including taking steps to reasonably insulate the voting process from any conflict of interest that may exist in connection with the Agent’s services or utilization thereof.

For all matters for which the Proxy Group or, where applicable, an Investment Professional, recommends an Out-of-Guidelines Vote, or for which a recommendation contrary to that of the Guidelines or, where applicable, the Agent, has been received from an Investment Professional, the Proxy Coordinator will implement the procedures for handling such votes as adopted by the Fund’s Board, including completion of such Conflicts Reports as may be required under the Fund’s Procedures.  Completed Conflicts Reports should be provided to the Proxy Coordinator within two (2) business days and may be submitted to the Proxy Coordinator verbally, provided the Proxy Coordinator documents the Conflicts Report in writing.  Such Conflicts Report should describe any known relationships of either a business or personal nature not previously assessed by Counsel, which may include communications with respect to the referral item, but

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excluding routine communications with or submitted to the Proxy Coordinator or Investment Professional(s) on behalf of the subject company or a proponent of a shareholder proposal.  The Conflicts Report should also include written confirmation that any recommendation from an Investment Professional provided in connection with an Out-of-Guidelines Vote or under circumstances where a conflict of interest exists was made solely on the investment merits and without regard to any other consideration.

The Proxy Coordinator shall forward all Conflicts Reports to Counsel for review.  Counsel shall review each report and provide the Proxy Coordinator with a brief statement regarding whether or not a material conflict of interest is present.  Matters as to which a material conflict of interest is deemed to be present shall be handled as provided in the Fund’s Procedures and Guidelines.

V.                                    Reporting and Record Retention

The Adviser shall maintain the records required by Rule 204-2(c)(2), as may be amended from time to time, including the following: (1) A copy of each proxy statement received regarding a Fund’s portfolio securities.  Such proxy statements received from issuers are available either in the SEC’s EDGAR database or are kept by the Agent and are available upon request. (2) A record of each vote cast on behalf of a Fund. (3) A copy of any document created by the Adviser that was material to making a decision how to vote a proxy, or that memorializes the basis for that decision. (4) A copy of written requests for Fund proxy voting information and any written response thereto or to any oral request for information on how the Adviser voted proxies on behalf of a Fund.  All proxy voting materials and supporting documentation will be retained for a minimum of six (6) years, the first two (2) years in the Advisers’ office.

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APPENDIX 1 — Proxy Group

Name	Title or Affiliation

Stanley D. Vyner	Chief Investment Risk Officer and Executive Vice President, Voya Investments, LLC

Todd Modic	Senior Vice President, Voya Funds Services, LLC and Voya Investments, LLC; and Chief Financial Officer of the Voya Family of Funds

Maria Anderson	Vice President, Fund Compliance, Voya Funds Services, LLC

Sara Donaldson	Proxy Coordinator for the Voya Family of Funds and Vice President, Proxy Voting, Voya Funds Services, LLC

Julius A. Drelick III, CFA	Senior Vice President, Head of Fund Compliance, Voya Funds Services, LLC

Harley Eisner	Vice President, Financial Analysis, Voya Funds Services, LLC

Evan Posner, Esq.	Vice President and Counsel, Voya Family of Funds

Effective as of May 1, 2014

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EXHIBIT 3 — Proxy Voting Guidelines of the Voya funds

I.                                        Introduction

The following is a statement of the Proxy Voting Guidelines (“Guidelines”) that have been adopted by the respective Boards of Directors or Trustees of each Fund.  Unless otherwise provided for herein, any defined term used herein shall have the meaning assigned to it in the Funds’ and Advisers’ Proxy Voting Procedures (the “Procedures”).

Proxies must be voted in the best interest of the Fund(s).  The Guidelines summarize the Funds’ positions on various issues of concern to investors, and give a general indication of how Fund portfolio securities will be voted on proposals dealing with particular issues.  The Guidelines are not exhaustive and do not include all potential voting issues.

The Advisers, in exercising their delegated authority, will abide by the Guidelines as outlined below with regard to the voting of proxies except as otherwise provided in the Procedures.  In voting proxies, the Advisers are guided by general fiduciary principles.  Each must act prudently, solely in the interest of the beneficial owners of the Funds it manages.  The Advisers will not subordinate the interest of beneficial owners to unrelated objectives.  Each Adviser will vote proxies in the manner that it believes will do the most to maximize shareholder value.

II.                                   Guidelines

The following Guidelines are grouped according to the types of proposals generally presented to shareholders of U.S. issuers:  Board of Directors, Proxy Contests, Auditors, Proxy Contest Defenses, Tender Offer Defenses, Miscellaneous, Capital Structure, Executive and Director Compensation, State of Incorporation, Mergers and Corporate Restructurings, Mutual Fund Proxies, and Social and Environmental Issues.  An additional section addresses proposals most frequently found in global proxies.

General Policies

These Guidelines apply to securities of publicly traded companies and to those of privately held companies if publicly available disclosure permits such application.  All matters for which such disclosure is not available shall be considered CASE-BY-CASE.

In all cases receiving CASE-BY-CASE consideration, including cases not specifically provided for under these Guidelines, unless otherwise determined in accordance with the Procedures or otherwise provided for under these Guidelines, it shall generally be the policy of the Funds to vote in accordance with the recommendation provided by the Funds’ Agent, Institutional Shareholder Services Inc., a subsidiary of MSCI Inc.

Unless otherwise provided for herein, it shall generally be the policy of the Funds to vote in accordance with the Agent’s recommendation when such recommendation aligns with the recommendation of the relevant issuer’s management or management has made no recommendation.  However, this policy shall not apply to CASE-BY-CASE proposals for which a contrary recommendation from the relevant Investment Professional(s) has been received and

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is to be utilized, provided that incorporation of any such recommendation shall be subject to the conflict of interest review process required under the Procedures.

Recommendations from the Investment Professionals, while not required under the Procedures, may be submitted or requested in connection with any proposal and are likely to be requested with respect to proxies for private equity securities and/or proposals related to merger transactions/corporate restructurings, proxy contests, or unusual or controversial issues.  Such input shall be given primary consideration with respect to CASE-BY-CASE proposals being considered on behalf of the relevant Fund, provided that incorporation of any such recommendation shall be subject to the conflict of interest review process required under the Procedures.

Except as otherwise provided for herein, it shall generally be the policy of the Funds not to support proposals that would impose a negative impact on existing rights of the Funds to the extent that any positive impact would not be deemed sufficient to outweigh removal or diminution of such rights.

The foregoing policies may be overridden in any case as provided for in the Procedures.  Similarly, the Procedures provide that proposals whose Guidelines prescribe a firm voting position may instead be considered on a CASE-BY-CASE basis when unusual or controversial circumstances so dictate.

Interpretation and application of these Guidelines is not intended to supersede any law, regulation, binding agreement, or other legal requirement to which an issuer may be or become subject.  No proposal shall be supported whose implementation would contravene such requirements.

1.                                      The Board of Directors

Voting on Director Nominees in Uncontested Elections

Unless otherwise provided for herein, the Agent’s standards with respect to determining director independence shall apply.  These standards generally provide that, to be considered completely independent, a director shall have no material connection to the company other than the board seat.

Agreement with the Agent’s independence standards shall not dictate that a Fund’s vote shall be cast according to the Agent’s corresponding recommendation.  Votes on director nominees not subject to specific policies described herein should be made on a CASE-BY-CASE basis.

Where applicable and except as otherwise provided for herein, it shall generally be the policy of the Funds to lodge disagreement with an issuer’s policies or practices by withholding support from a proposal for the relevant policy or practice rather than the director nominee(s) to which the Agent assigns a correlation.  Support shall be withheld from nominees deemed responsible for governance shortfalls, but if they are not standing for election (e.g., the board is classified), support shall generally not be withheld from others in their stead.  When a determination is made to withhold support due to concerns other than those related to an individual director’s independence or actions, responsibility may be attributed to the entire board, a committee, or an

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individual (such as the CEO or committee chair), taking into consideration whether the desired effect is to send a message or to remove the director from service.

Where applicable and except as otherwise provided for herein, generally vote FOR nominees in connection with issues raised by the Agent if the nominee did not serve on the board or relevant committee during the majority of the time period relevant to the concerns cited by the Agent.

WITHHOLD support from a nominee who, during both of the most recent two years, attended less than 75 percent of the board and committee meetings during the nominee’s period of service without a valid reason for the absences.  WITHHOLD support if two-year attendance cannot be ascertained from available disclosure.  DO NOT WITHHOLD support in connection with attendance issues for nominees who have served on the board for less than the two most recent years.

Unless a company has implemented a policy that should reasonably prevent abusive use of its poison pill, WITHHOLD support from nominees responsible for implementing excessive anti-takeover measures, including failure to remove restrictive poison pill features or to ensure a pill’s expiration or timely submission to shareholders for vote.  Responsibility will generally be assigned to the board chair or, if not standing for election, the lead director.  If neither is standing for election, WITHHOLD support from all continuing directors.

Consider on a CASE-BY-CASE basis any nominee whom the Agent cites as having failed to implement a majority-approved shareholder proposal.  Vote FOR if the shareholder proposal has been reasonably addressed.  Proposals seeking shareholder ratification of a poison pill may be deemed reasonably addressed if the company has implemented a policy that should reasonably prevent abusive use of the pill.  WITHHOLD support if the shareholder proposal at issue is supported under these Guidelines and the board has not disclosed a credible rationale for not implementing the proposal.

Consider on a CASE-BY-CASE basis any nominee whom the Agent cites as having failed to opt out of a state law requiring companies to implement a staggered board structure, generally withholding support when the company:

(1)                           Demonstrates sustained poor stock performance (measured by one- and three-year total shareholder returns);

(2)                           Has a non-shareholder-approved poison pill in place, without provisions to redeem or seek approval in a reasonable period of time; and

(3)                           Maintains a dual class capital structure, imposes a supermajority vote requirement, or has authority to issue blank check preferred stock.

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If the board has not acted upon negative votes (WITHHOLD or AGAINST, as applicable based on the issuer’s election standard) representing a majority of the votes cast at the previous annual meeting, consider board nominees on a CASE-BY-CASE basis.  Generally, vote FOR nominees when:

(1)                     The issue relevant to the majority negative vote has been adequately addressed or cured, which may include disclosure of the board’s rationale; or

(2)                     The Funds’ Guidelines or voting record do not support the relevant issue causing the majority negative vote.

If the above provisions have not been satisfied, generally WITHHOLD support from the chair of the nominating committee, or if not standing for election, consider CASE-BY-CASE.

WITHHOLD support from inside or affiliated outside directors who sit on the audit committee.

Vote FOR inside or affiliated outside directors who sit on the nominating or compensation committee, provided that such committee meets the applicable independence requirements of the relevant listing exchange.

Vote FOR inside or affiliated outside directors if the full board serves as the compensation or nominating committee OR has not created one or both committees, provided that the issuer is in compliance with all provisions of the listing exchange in connection with performance of relevant functions (e.g., performance of relevant functions by a majority of independent directors in lieu of the formation of a separate committee).

Compensation Practices:

It shall generally be the policy of the Funds that matters of compensation are best determined by an independent board and compensation committee, but that support may be withheld from compensation committee members whose actions or disclosure do not appear to support compensation practices aligned with the best interests of the company and its shareholders.  Votes on compensation committee members in connection with compensation practices should be considered on a CASE-BY-CASE basis, and generally:

(1)                     Say on pay.  If shareholders have been provided with an advisory vote on executive compensation (say on pay, or “SOP”), and practices not supported under these Guidelines have been identified, it shall generally be the policy of the Funds to align with the Agent when a vote AGAINST the say on pay proposal has been recommended in lieu of withholding support from certain nominees for compensation concerns.  Issuers receiving negative recommendations on both compensation committee members and say on pay regarding issues not otherwise supported by these Guidelines will be considered on a CASE-BY-CASE basis.

(2)                     Say on pay responsiveness.  Compensation committee members opposed by the Agent for failure to sufficiently address compensation concerns evidenced by significant opposition to the most recent SOP vote will be considered on a CASE-BY-CASE basis, factoring in the following:

(a)                     If the most recent SOP vote received majority opposition, generally vote AGAINST the compensation committee chair if the company has not

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demonstrated an adequate level of responsiveness.

(b)                     If the most recent SOP vote passed but received significant opposition, generally vote FOR the nominee(s) if a Fund voted FOR that SOP proposal or did not have voting rights on that proposal.  If a Fund voted AGAINST the SOP proposal and the company has not demonstrated an adequate level of responsiveness, generally vote AGAINST the compensation committee chair.

(c)                      If the compensation committee chair is not standing for election under circumstances meriting the chair’s opposition, consider the compensation committee member(s) opposed by the Agent on a CASE-BY-CASE basis.

(3)                     Say on frequency.  If the Agent opposes nominees because the company has implemented an SOP schedule that is less frequent than the frequency most recently preferred by at least a plurality of shareholders, generally WITHHOLD support from the compensation committee chair.  If the compensation committee chair is not standing for election, WITHHOLD support from the other compensation committee members.  If no compensation committee members are standing for election, consider other nominees opposed by the Agent on a CASE-BY-CASE basis.

(4)                     Tenure.  Where applicable and except as otherwise provided for herein, vote FOR compensation committee members who did not serve on the compensation committee during the majority of the time period relevant to the concerns cited by the Agent.

(5)                     Pay for performance.  Consider compensation committee members receiving an adverse recommendation from the Agent CASE-BY-CASE when the Agent has identified a pay practice (or combination of practices) not otherwise supported under these Guidelines that appears to have created a misalignment between CEO pay and performance with regard to shareholder value.  Generally vote FOR nominees if the company has provided a reasonable rationale regarding pay and performance and/or they appear reasonably correlated.  Generally WITHHOLD support from compensation committee members for structuring compensation packages that unreasonably insulate pay from performance conditions.

(6)                     Pay disparity.  Generally DO NOT WITHHOLD support from compensation committee members solely due to internal pay disparity as assessed by the Agent, but consider pay magnitude concerns on a CASE-BY-CASE basis.

(7)                     Change in control provisions.  If the Agent recommends withholding support from compensation committee members in connection with overly liberal change in control provisions, including those lacking a double trigger, generally WITHHOLD support from such nominees.  If the Agent recommends withholding support from compensation committee members in connection with potential change in control payments or tax-gross-ups on change in control payments, vote FOR the nominees if the amount appears reasonable and no material governance concerns exist.  Generally WITHHOLD support if the amount is so significant (individually or collectively) as to potentially influence an executive’s decision to enter into a transaction or to effectively act as a poison pill.

(8)                     Repricing.  If the Agent recommends withholding support from compensation committee members in connection with their failure to seek, or acknowledge, a

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shareholder vote on plans to reprice, replace, buy back, or exchange options, generally WITHHOLD support from such nominees, except that cancellation of options would not be considered an exchange unless the cancelled options were regranted or expressly returned to the plan reserve for reissuance.

(9)                     Tax benefits.  If the Agent recommends withholding support from compensation committee members that have approved compensation that is ineligible for tax benefits to the company (e.g., under Section 162(m) of OBRA), generally vote FOR such nominees if the company has provided an adequate rationale or the plan itself is being put to shareholder vote at the same meeting.  If the plan is up for vote, the provisions under Section 8. OBRA-Related Compensation Proposals shall apply.

(10)              Director perquisites.  If the Agent recommends withholding support from compensation committee members in connection with director compensation in the form of perquisites, generally vote FOR the nominees if the cost is reasonable in the context of the directors’ total compensation and the perquisites themselves appear reasonable given their purpose, the directors’ duties, and the company’s line of business.

(11)              Incentive plans.  Generally consider nominees on a CASE-BY-CASE basis in connection with short-term incentive plans over which the nominee has exercised discretion to exclude extraordinary items, and WITHHOLD support if treatment of such items has been inconsistent (e.g., exclusion of losses but not gains).  Generally WITHHOLD support from compensation committee members opposed by the Agent in connection with long-term incentive plans, or total executive compensation packages, inadequately aligned with shareholders because the vesting period is too short, performance period being measured is too short, or the packages lack an appropriate equity component (e.g., overly cash-based plans), except that the latter will be considered CASE-BY-CASE in connection with executives already holding significant equity positions.

(12)              Options backdating.  If the Agent has raised issues of options backdating, consider members of the compensation committee, as well as company executives nominated as directors, on a CASE-BY-CASE basis.

(13)              Independence from management.  Generally WITHHOLD support from compensation committee members cited by the Agent for permitting named executives to have excessive input into setting their own compensation.

(14)              Multiple concerns.  If the Agent recommends withholding support from compensation committee members in connection with other compensation practices such as tax gross-ups, perquisites, retention or recruitment provisions (including contract length or renewal provisions), “guaranteed” awards, pensions/SERPs, or severance or termination arrangements, vote FOR such nominees if the issuer has provided adequate rationale and/or disclosure, factoring in any overall adjustments or reductions to the compensation package at issue.  Except as otherwise provided for herein, generally DO NOT WITHHOLD support solely due to any single such practice if the total compensation appears reasonable, but consider on a CASE-BY-CASE basis compensation packages representing a combination of such provisions and deemed by the Agent to be excessive.

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(15)              Commitments.  Generally, vote FOR compensation committee members receiving an adverse recommendation from the Agent due to problematic pay practices if the issuer makes a public commitment (e.g., via a Form 8-K filing) to rectify the practice on a going-forward basis.

(16)              Other.  If the Agent has raised other considerations regarding poor compensation practices, consider compensation committee members on a CASE-BY-CASE basis.

Accounting Practices:

(1)                     Generally, except as otherwise provided for herein, vote FOR independent outside director nominees serving on the audit committee.

(2)                     Where applicable and except as otherwise provided for herein, generally vote FOR nominees serving on the audit committee, or the company’s CEO or CFO if nominated as directors, who did not serve on that committee or have responsibility over the relevant financial function, as applicable, during the majority of the time period relevant to the concerns cited by the Agent.

(3)                     If the Agent has raised concerns regarding poor accounting practices, consider the company’s CEO and CFO, if nominated as directors, and nominees serving on the audit committee on a CASE-BY-CASE basis.  Generally vote FOR nominees if the company has taken adequate steps to remediate the concerns cited, which would typically include removing or replacing the responsible executives, and if the concerns are not re-occurring and/or the company has not yet had a full year to remediate the concerns since the time they were identified.

(4)                     If total non-audit fees exceed the total of audit fees, audit-related fees, and tax compliance and preparation fees, the provisions under Section 3. Auditor Ratification shall apply.

Board Independence:

It shall generally be the policy of the Funds that a board should be majority independent and therefore to consider inside or affiliated outside director nominees when the full board is not majority independent on a CASE-BY-CASE basis.  Generally:

(1)                     WITHHOLD support from the fewest directors whose removal would achieve majority independence across the remaining board, except that support may be withheld from additional nominees whose relative level of independence cannot be differentiated.

(2)                     WITHHOLD support from all non-independent nominees, including the founder, chairman, or CEO, if the number required to achieve majority independence is equal to or greater than the number of non-independent nominees.

(3)                     Except as provided above, vote FOR non-independent nominees in the role of CEO, and when appropriate, founder or chairman, and determine support for other non-independent nominees based on the qualifications and contributions of the nominee as well as the Funds’ voting precedent for assessing relative independence to management, e.g., insiders holding senior executive positions are deemed less independent than affiliated outsiders with a transactional or advisory relationship to the

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company, and affiliated outsiders with a material transactional or advisory relationship are deemed less independent than those with lesser relationships.

(4)                     Non-voting directors (e.g., director emeritus or advisory director) shall be excluded from calculations with respect to majority board independence.

(5)                     When conditions contributing to a lack of majority independence remain substantially similar to those in the previous year, it shall generally be the policy of the Funds to vote on nominees in a manner consistent with votes cast by the Fund(s) in the previous year.

Generally vote FOR nominees without regard to “over-boarding” issues raised by the Agent unless other concerns requiring CASE-BY-CASE consideration have been raised.

Generally, when the Agent recommends withholding support due to assessment that a nominee acted in bad faith or against shareholder interests in connection with a major transaction, such as a merger or acquisition, or if the Agent recommends withholding support due to other material failures or egregious actions, consider on a CASE-BY-CASE basis, factoring in the merits of the nominee’s performance and rationale and disclosure provided.  If the Agent cites concerns regarding actions in connection with a candidate’s service on another board, vote FOR the nominee if the issuer has provided adequate rationale regarding the appropriateness of the nominee to serve on the board under consideration.

Generally, when the Agent recommends withholding support from any nominee due to share pledging concerns, consider on a CASE-BY-CASE basis, factoring in the pledged amount, unwind time, and any historical concerns being raised.  Responsibility will generally be assigned to the pledgor, where the pledged amount and unwind time are deemed significant and, therefore, an unnecessary risk to the company.

Performance Test for Directors

Consider nominees failing the Agent’s performance test, which includes market-based and operating performance measures, on a CASE-BY-CASE basis.  Input from the relevant Investment Professional(s) shall be given primary consideration with respect to such proposals.

Support will generally be WITHHELD from nominees receiving a negative recommendation from the Agent due to sustained poor stock performance (measured by one- and three-year total shareholder returns) combined with multiple takeover defenses/entrenchment devices if the issuer:

(1)                     Is a controlled company or has a non-shareholder-approved poison pill in place, without provisions to redeem or seek approval in a reasonable period of time; and

(2)                     Maintains a dual class capital structure, imposes a supermajority vote requirement, or has authority to issue blank check preferred stock.

Nominees receiving a negative recommendation from the Agent due to sustained poor stock performance combined with other takeover defenses/entrenchment devices will be considered on a CASE-BY-CASE basis.

Proposals Regarding Board Composition or Board Service

Generally, except as otherwise provided for herein, vote AGAINST shareholder proposals to impose new board structures or policies, including those requiring that the positions of chairman

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and CEO be held separately, but vote FOR proposals in connection with a binding agreement or other legal requirement to which an issuer has or reasonably may expect to become subject, and consider such proposals on a CASE-BY-CASE basis if the board is not majority independent or corporate governance concerns have been identified.  Generally, except as otherwise provided for herein, vote FOR management proposals to adopt or amend board structures or policies, except consider such proposals on a CASE-BY-CASE basis if the board is not majority independent, corporate governance concerns have been identified, or the proposal may result in a material reduction in shareholders’ rights.

Generally, vote AGAINST shareholder proposals:

•                  Asking that more than a simple majority of directors be independent.

•                  Asking that the independence of the compensation and/or nominating committees be greater than that required by the listing exchange.

•                  Limiting the number of public company boards on which a director may serve.

•                  Seeking to redefine director independence or directors’ specific roles (e.g., responsibilities of the lead director).

•                  Requesting creation of additional board committees or offices, except as otherwise provided for herein.

•                  Limiting the tenure of outside directors or imposing a mandatory retirement age for outside directors (unless the proposal seeks to relax existing standards), but generally vote FOR management proposals in this regard.

Generally, vote FOR shareholder proposals that seek creation of an audit, compensation, or nominating committee of the board, unless the committee in question is already in existence or the issuer has availed itself of an applicable exemption of the listing exchange (e.g., performance of relevant functions by a majority of independent directors in lieu of the formation of a separate committee).

Stock Ownership Requirements

Generally, vote AGAINST shareholder proposals requiring directors to own a minimum amount of company stock in order to qualify as a director or to remain on the board.

Director and Officer Indemnification and Liability Protection

Proposals on director and officer indemnification and liability protection should be evaluated on a CASE-BY-CASE basis, using Delaware law as the standard.  Vote AGAINST proposals to limit or eliminate entirely directors’ and officers’ liability for monetary damages for violating the duty of care.  Vote AGAINST indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligation than mere carelessness.  Vote FOR only those proposals providing such expanded coverage in cases when a director’s or officer’s legal defense was unsuccessful if:

(1)                     The director was found to have acted in good faith and in a manner that he reasonably believed was in the best interests of the company; and

(2)                     Only if the director’s legal expenses would be covered.

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2.                                      Proxy Contests

These proposals should generally be analyzed on a CASE-BY-CASE basis.  Input from the relevant Investment Professional(s) shall be given primary consideration with respect to proposals in connection with proxy contests being considered on behalf of that Fund.

Voting for Director Nominees in Contested Elections

Votes in a contested election of directors must be evaluated on a CASE-BY-CASE basis.

Reimburse Proxy Solicitation Expenses

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis, generally voting FOR if associated nominees are also supported.

3.                                      Auditors

Ratifying Auditors

Generally, except in cases of poor accounting practices or high non-audit fees, vote FOR management proposals to ratify auditors.  Consider management proposals to ratify auditors on a CASE-BY-CASE basis if the Agent cites poor accounting practices.  If fees for non-audit services exceed 50 percent of total auditor fees as described below, consider on a CASE-BY-CASE basis, voting AGAINST management proposals to ratify auditors only if concerns exist that remuneration for the non-audit work is so lucrative as to taint the auditor’s independence.  For purposes of this review, fees deemed to be reasonable, generally non-recurring exceptions to the non-audit fee category (e.g., those related to an IPO) shall be excluded.  Generally vote FOR shareholder proposals asking the issuer to present its auditor annually for ratification.

Auditor Independence

Generally, consider shareholder proposals asking companies to prohibit their auditors from engaging in non-audit services (or capping the level of non-audit services) on a CASE-BY-CASE basis.

Audit Firm Rotation

Generally, vote AGAINST shareholder proposals asking for mandatory audit firm rotation.

4.                                      Proxy Contest Defenses

Presentation of management and shareholder proposals on the same matter on the same agenda shall not require a Fund to vote FOR one and AGAINST the other.

Board Structure:  Staggered vs. Annual Elections

Generally, vote AGAINST proposals to classify the board or otherwise restrict shareholders’ ability to vote upon directors and FOR proposals to repeal classified boards and to elect all directors annually.

Shareholder Ability to Remove Directors

Generally, vote AGAINST proposals that provide that directors may be removed only for cause.

Generally, vote FOR proposals to restore shareholder ability to remove directors with or without cause.

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Generally, vote AGAINST proposals that provide that only continuing directors may elect replacements to fill board vacancies.

Generally, vote FOR proposals that permit shareholders to elect directors to fill board vacancies.

Cumulative Voting

If the company is controlled or maintains a classified board of directors or a dual class voting structure, generally, vote AGAINST management proposals to eliminate cumulative voting (except that such proposals may be supported irrespective of classification in furtherance of an issuer’s plan to declassify its board or adopt a majority voting standard), and vote FOR shareholder proposals to restore or permit cumulative voting.

Time-Phased Voting

Generally, vote AGAINST proposals to implement, and FOR proposals to eliminate, time-phased or other forms of voting that do not promote a one share, one vote standard.

Shareholder Ability to Call Special Meetings

Generally, vote FOR shareholder proposals that provide shareholders with the ability to call special meetings when either (1) the company does not currently permit shareholders to do so or (2) the existing ownership threshold is greater than 25 percent.

Consider management proposals to permit shareholders to call special meetings on a CASE-BY-CASE basis, generally voting FOR such proposals not opposed by the Agent.  Generally vote FOR such proposals if the Agent’s sole concern relates to a net-long position requirement.

Shareholder Ability to Act by Written Consent

Generally, vote AGAINST shareholder proposals seeking the right to act by written consent if the issuer:

(1)                     Permits shareholders to call special meetings;

(2)                     Does not impose supermajority vote requirements; and

(3)                     Has otherwise demonstrated its accountability to shareholders (e.g., the company has reasonably addressed majority-supported shareholder proposals).

Consider management proposals to eliminate the right to act by written consent on a CASE-BY-CASE basis, generally voting FOR if the above conditions are present.

Generally, vote FOR shareholder proposals seeking the right to act by written consent if the above conditions are not present.

Shareholder Ability to Alter the Size of the Board

Generally, vote FOR proposals that seek to fix the size of the board or designate a range for its size.

Generally, vote AGAINST proposals that give management the ability to alter the size of the board outside of a specified range without shareholder approval.

5.                                      Tender Offer Defenses

Poison Pills

Generally, vote FOR shareholder proposals that ask a company to submit its poison pill for

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shareholder ratification, or to redeem its pill in lieu thereof, unless (1) shareholders have approved adoption of the plan, (2) a policy has already been implemented by the company that should reasonably prevent abusive use of the pill, or (3) the board had determined that it was in the best interest of shareholders to adopt a pill without delay, provided that such plan would be put to shareholder vote within twelve months of adoption or expire, and if not approved by a majority of the votes cast, would immediately terminate.

Review on a CASE-BY-CASE basis shareholder proposals to redeem a company’s poison pill.

Review on a CASE-BY-CASE basis management proposals to approve or ratify a poison pill or any plan or charter amendment (e.g., investment restrictions) that can reasonably be construed as an anti-takeover measure, with voting decisions generally based on the Agent’s approach to evaluating such proposals, considering factors such as rationale, trigger level, and sunset provisions.  Votes will generally be cast in a manner that seeks to preserve shareholder value and the right to consider a valid offer, voting AGAINST management proposals in connection with poison pills or anti-takeover activities that do not meet the Agent’s standards.

Fair Price Provisions

Vote proposals to adopt fair price provisions on a CASE-BY-CASE basis.

Generally, vote AGAINST fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

Greenmail

Generally, vote FOR proposals to adopt anti-greenmail charter or bylaw amendments or otherwise restrict a company’s ability to make greenmail payments.

Review on a CASE-BY-CASE basis anti-greenmail proposals when they are bundled with other charter or bylaw amendments.

Pale Greenmail

Review on a CASE-BY-CASE basis restructuring plans that involve the payment of pale greenmail.

Unequal Voting Rights

Generally, except as otherwise provided for herein, vote AGAINST dual-class exchange offers and dual-class recapitalizations.

Supermajority Shareholder Vote Requirement

Generally, vote AGAINST proposals to require a supermajority shareholder vote and FOR management or shareholder proposals to lower supermajority shareholder vote requirements, unless, for companies with shareholder(s) with significant ownership levels, the Agent recommends retention of existing supermajority requirements in order to protect minority shareholder interests.

White Squire Placements

Generally, vote FOR shareholder proposals to require approval of blank check preferred stock issues for other than general corporate purposes.

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6.                                      Miscellaneous

Amendments to Corporate Documents

Except to align with legislative or regulatory changes or when support is recommended by the Agent or relevant Investment Professional(s) (including, for example, as a condition to a major transaction such as a merger), generally, vote AGAINST proposals seeking to remove shareholder approval requirements or otherwise remove or diminish shareholder rights, e.g., by (1) adding restrictive provisions, (2) removing provisions or moving them to portions of the charter not requiring shareholder approval, or (3) in corporate structures such as holding companies, removing provisions in an active subsidiary’s charter that provide voting rights to parent company shareholders.  This policy would also generally apply to proposals seeking approval of corporate agreements or amendments to such agreements that the Agent recommends AGAINST because a similar reduction in shareholder rights is requested.

Generally, vote AGAINST proposals for charter amendments that support board entrenchment or may be used as an anti-takeover device (or to further anti-takeover conditions), particularly if the proposal is bundled or the board is classified.

Generally, vote FOR proposals seeking charter or bylaw amendments to remove anti-takeover provisions.

Consider proposals seeking charter or bylaw amendments not addressed under these Guidelines on a CASE-BY-CASE basis.

Confidential Voting

Generally, vote FOR shareholder proposals that request companies to adopt confidential voting, use independent tabulators, and use independent inspectors of election as long as the proposals include clauses for proxy contests as follows:

•                  In the case of a contested election, management should be permitted to request that the dissident group honor its confidential voting policy.

•                  If the dissidents agree, the policy remains in place.

•                  If the dissidents do not agree, the confidential voting policy is waived.

Generally, vote FOR management proposals to adopt confidential voting.

Proxy Access

Consider on a CASE-BY-CASE basis proposals to provide shareholders with access to management’s proxy material in order to nominate their own candidates(s) to the board.  Generally, vote AGAINST shareholder proposals, unless significant or multiple corporate governance concerns have been identified.  Generally, vote FOR management proposals also supported by the Agent.

Majority Voting Standard

Generally, vote FOR proposals seeking election of directors by the affirmative vote of the majority of votes cast in connection with a meeting of shareholders, provided they contain a plurality carve-out for contested elections, and provided such standard does not conflict with state law in which the company is incorporated.  Generally, vote FOR amendments to corporate documents or other actions in furtherance of a majority standard.  (See also Section 11. Mutual Fund Proxies.)

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Bundled Proposals

Except as otherwise provided for herein, review on a CASE-BY-CASE basis bundled or “conditioned” proxy proposals, generally voting AGAINST bundled proposals containing one or more items not supported under these Guidelines if the Agent or  relevant Investment Professional(s) deems the negative impact, on balance, to outweigh any positive impact.

Moot Proposals

Generally, vote with the Agent’s recommendation to withhold support (AGAINST or ABSTAIN, as appropriate) from a proposal for which support has become moot (e.g., an incentive grant to a person no longer employed by the company.)

Shareholder Advisory Committees

Review on a CASE-BY-CASE basis proposals to establish a shareholder advisory committee.

Reimburse Shareholder for Expenses Incurred

Voting to reimburse expenses incurred in connection with shareholder proposals should be analyzed on a CASE-BY-CASE basis.

Other Business

In connection with proxies of U.S. issuers (e.g., those filing a DEF 14A and considered domestic by the Agent), generally vote FOR management proposals for Other Business, except when the primary proposal is not supported by a Fund or in connection with a proxy contest in which a Fund is not voting in support of management.

Quorum Requirements

Review on a CASE-BY-CASE basis proposals to lower quorum requirements for shareholder meetings below a majority of the shares outstanding.

Advance Notice for Shareholder Proposals

Generally, vote FOR management proposals related to advance notice period requirements, provided that the period requested is in accordance with applicable law and no material governance concerns have been identified in connection with the issuer.

Multiple Proposals

Multiple proposals of a similar nature presented as options to the course of action favored by management may all be voted FOR, provided that support for a single proposal is not operationally required, no one proposal is deemed superior in the interest of the Fund(s), and each proposal would otherwise be supported under these Guidelines.

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7.                                      Capital Structure

Common Stock Authorization

Review proposals to increase the number of shares of common stock authorized for issuance on a CASE-BY-CASE basis.  Except where otherwise indicated, the Agent’s proprietary approach of determining appropriate thresholds and, for requests above such allowable threshold, applying a company-specific, qualitative review (e.g., considering rationale and prudent historical usage), will generally be utilized in evaluating such proposals.

Generally, vote FOR:

•                  Proposals to authorize capital increases within the Agent’s allowable thresholds or those in excess but meeting Agent’s qualitative standards, but consider on a CASE-BY-CASE basis those requests failing the Agent’s review for proposals in connection with which a contrary recommendation from the relevant Investment Professional(s) has been received and is to be utilized (e.g., in support of a merger or acquisition proposal).

•                  Proposals to authorize capital increases within the Agent’s allowable thresholds or those in excess but meeting Agent’s qualitative standards, unless the company states that the stock may be used as a takeover defense.  In those cases, consider on a CASE-BY-CASE basis if a contrary recommendation from the relevant Investment Professional(s) has been received and is to be utilized.

•                  Proposals to authorize capital increases exceeding the Agent’s thresholds when a company’s shares are in danger of being delisted or if a company’s ability to continue to operate as a going concern is uncertain.

Generally, vote AGAINST:

•                  Proposals to increase the number of authorized shares of a class of stock if the issuance which the increase is intended to service is not supported under these Guidelines.

•                  Nonspecific proposals authorizing excessive discretion to a board.

Consider management proposals to make changes to the capital structure not otherwise addressed under these Guidelines CASE-BY-CASE, generally voting with the Agent’s recommendation unless a contrary recommendation has been received from the relevant Investment Professional(s) and is to be utilized.

Dual Class Capital Structures

Generally, vote AGAINST:

•                  Proposals to create or perpetuate dual class capital structures unless supported by the Agent (e.g., to avert bankruptcy or generate non-dilutive financing, and not designed to increase the voting power of an insider or significant shareholder).

•                  Proposals to increase the number of authorized shares of the class of stock that has superior voting rights in companies that have dual class capital structures.

However, consider such proposals CASE-BY-CASE if (1) bundled with favorable proposal(s), (2) approval of such proposal(s) is a condition of such favorable proposal(s), or (3) part of a recapitalization for which support is recommended by the Agent or  relevant Investment Professional(s).

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Consider management proposals to eliminate or make changes to dual class capital structures CASE-BY-CASE, generally voting with the Agent’s recommendation unless a contrary recommendation has been received from the relevant Investment Professional(s) and is to be utilized.

Generally, vote FOR shareholder proposals to eliminate dual class capital structures unless the relevant Fund owns a class with superior voting rights.

Stock Distributions: Splits and Dividends

Generally, vote FOR management proposals to increase common share authorization for a stock split, provided that the increase in authorized shares falls within the Agent’s allowable thresholds, but consider on a CASE-BY-CASE basis those proposals exceeding the Agent’s threshold for proposals in connection with which a contrary recommendation from the relevant Investment Professional(s) has been received and is to be utilized.

Reverse Stock Splits

Consider on a CASE-BY-CASE basis management proposals to implement a reverse stock split.  In the event the split constitutes a capital increase effectively exceeding the Agent’s allowable threshold because the request does not proportionately reduce the number of shares authorized, consider management’s rationale and/or disclosure, generally voting FOR, but generally not supporting additional requests for capital increases on the same agenda.

Preferred Stock

Review proposals to increase the number of shares of preferred stock authorized for issuance on a CASE-BY-CASE basis, and except where otherwise indicated, generally utilize the Agent’s approach for evaluating such proposals.  This approach incorporates both qualitative and quantitative measures, including a review of past performance (e.g., board governance, shareholder returns and historical share usage) and the current request (e.g., rationale, whether shares are blank check and declawed, and dilutive impact as determined through the Agent’s proprietary model for assessing appropriate thresholds).

Generally, vote AGAINST proposals authorizing the issuance of preferred stock or creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights (“blank check” preferred stock), but vote FOR if the Agent or  relevant Investment Professional(s) so recommends because the issuance is required to effect a merger or acquisition proposal.

Generally, vote FOR proposals to issue or create blank check preferred stock in cases when the company expressly states that the stock will not be used as a takeover defense.  Generally vote AGAINST in cases where the company expressly states that, or fails to disclose whether, the stock may be used as a takeover defense, but vote FOR if the Agent or  relevant Investment Professional(s) so recommends because the issuance is required to address special circumstances such as a merger or acquisition.

Generally, vote FOR proposals to authorize or issue preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.

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Vote CASE-BY-CASE on proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company’s industry and performance in terms of shareholder returns.

Shareholder Proposals Regarding Blank Check Preferred Stock

Generally, vote FOR shareholder proposals to have blank check preferred stock placements, other than those shares issued for the purpose of raising capital or making acquisitions in the normal course of business, submitted for shareholder ratification.

Adjustments to Par Value of Common Stock

Generally, vote FOR management proposals to reduce the par value of common stock, unless doing so raises other concerns not otherwise supported under these Guidelines.

Preemptive Rights

Review on a CASE-BY-CASE basis shareholder proposals that seek preemptive rights or management proposals that seek to eliminate them.  In evaluating proposals on preemptive rights, consider the size of a company and the characteristics of its shareholder base.

Debt Restructurings

Review on a CASE-BY-CASE basis proposals to increase common and/or preferred shares and to issue shares as part of a debt restructuring plan.

Share Repurchase Programs

Generally, vote FOR management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms, but vote AGAINST plans with terms favoring selected parties.  This policy shall also apply to companies incorporated outside the U.S. if they are listed on a U.S. exchange and treated as a U.S. domestic issuer by the Securities and Exchange Commission (“SEC”).

Generally, vote FOR management proposals to cancel repurchased shares.

Generally, vote AGAINST proposals for share repurchase methods lacking adequate risk mitigation or exceeding appropriate volume or duration parameters for the market.

Consider shareholder proposals seeking share repurchase programs on a CASE-BY-CASE basis, with input from the relevant Investment Professional(s) to be given primary consideration.

Tracking Stock

Votes on the creation of tracking stock are determined on a CASE-BY-CASE basis.

8.                                      Executive and Director Compensation

Except as otherwise provided for herein, votes with respect to compensation and employee benefit plans, or the issuance of shares in connection with such plans, should be determined on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such plans, which includes determination of costs and comparison to an allowable cap, except as otherwise provided herein.

•                  Generally, vote in accordance with the Agent’s recommendations FOR equity-based plans with costs within such cap and AGAINST those with costs in excess of it, except

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that plans above the cap may be supported if so recommended by the Agent or relevant Investment Professional(s) as a condition to a major transaction such as a merger.

•                  Generally, vote AGAINST plans if the Agent suggests cost or dilution assessment may not be possible due to the method of disclosing shares allocated to the plan(s).

•                  Generally, vote AGAINST equity-based plans whose awards further a misalignment between CEO pay and performance with regard to shareholder value, including where pay appears unreasonably insulated from performance conditions and/or awards under the plan are concentrated among named executive officers.

•                  Generally, vote AGAINST plans with inadequate disclosure regarding vesting or performance requirements.  However, except as otherwise provided herein, consider plans CASE-BY-CASE if the Agent questions the form or stringency of the vesting or performance criteria.

•                  Generally, vote FOR plans with costs within the cap if the primary concerns raised by the Agent pertain to matters that would not result in a negative vote under these Guidelines on a management say on pay proposal or the relevant board or committee member(s).

•                  Generally, vote AGAINST plans administered by potential grant recipients.

•                  Generally, vote AGAINST proposals to eliminate existing shareholder approval requirements for material plan changes, unless the company has provided a reasonable rationale and/or adequate disclosure regarding the requested changes.

•                  Generally vote AGAINST long-term incentive plans that are inadequately aligned with shareholders because the performance period is too short or they lack an appropriate equity component, except that such cases will be considered CASE-BY-CASE in connection with executives already holding significant equity positions.

•                  Generally, vote AGAINST plans that contain an overly liberal change in control definition (e.g., does not result in actual change in control or results in a change in control but does not terminate the employment relationship).

•                  Consider plans CASE-BY-CASE if the Agent raises other considerations not otherwise provided for herein.

Management Proposals Seeking Approval to Reprice Options

Review on a CASE-BY-CASE basis management proposals seeking approval to reprice, replace, or exchange options, considering factors such as rationale, historic trading patterns, value-for-value exchange, vesting periods, and replacement option terms.  Generally, vote FOR proposals that meet the Agent’s criteria for acceptable repricing, replacement, or exchange transactions.  Generally, vote AGAINST compensation plans that (1) permit or may permit (e.g., history of repricing and no express prohibition against future repricing) repricing of stock options, or any form or alternative to repricing, without shareholder approval, (2) include provisions that permit repricing, replacement, or exchange transactions that do not meet the Agent’s criteria, or (3) give the board sole discretion to approve option repricing, replacement, or exchange programs.

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Director Compensation

Votes on stock-based plans for directors are made on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s quantitative approach described above as well as a review of qualitative features of the plan when costs exceed the Agent’s threshold.

Employee Stock Purchase Plans

Votes on employee stock purchase plans, and capital issuances in support of such plans, should be made on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such plans.

OBRA-Related Compensation Proposals

Votes on plans intended to qualify for favorable tax treatment under the provisions of Section 162(m) of OBRA should be evaluated irrespective of the Agent’s assessment of board independence, provided that the board meets the independence requirements of the relevant listing exchange and no potential recipient under the plan(s) sits on the committee that exercises discretion over the related compensation awards.  Unless the issuer has provided a compelling rationale, generally vote with the Agent’s recommendations AGAINST plans that include practices or features not supported under these Guidelines or deliver excessive compensation that fails to qualify for favorable tax treatment.

Amendments that Place a Cap on Annual Grants or Amend Administrative Features

Generally, vote FOR plans that simply amend shareholder-approved plans to include administrative features or place a cap on the annual grants any one participant may receive to comply with the provisions of Section 162(m) of OBRA.

Amendments to Add Performance-Based Goals

Generally, vote FOR amendments to add performance goals to existing compensation plans to comply with the provisions of Section 162(m) of OBRA, unless they are clearly inappropriate.

Amendments to Increase Shares and Retain Tax Deductions Under OBRA

Votes on amendments to existing plans to increase shares reserved and to qualify the plan for favorable tax treatment under the provisions of Section 162(m) should be evaluated on a CASE-BY-CASE basis, generally voting FOR such plans that do not raise any negative concerns under these Guidelines.

Approval of Cash or Cash-and-Stock Bonus Plans

Generally, vote FOR cash or cash-and-stock bonus plans to exempt the compensation from taxes under the provisions of Section 162(m) of OBRA, with primary consideration given to management’s assessment that such plan meets the requirements for exemption of performance-based compensation.  However, consider CASE-BY-CASE when broader compensation concerns exist.

Shareholder Proposals Regarding Executive and Director Pay

Unless evidence exists of abuse in historical compensation practices, and except as otherwise provided for herein, generally vote AGAINST shareholder proposals that seek to impose new compensation structures or policies.

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Severance and Termination Payments

Generally, vote FOR shareholder proposals to have parachute arrangements submitted for shareholder ratification (with “parachutes” defined as compensation arrangements related to termination that specify change in control events) and provided that the proposal does not include unduly restrictive or arbitrary provisions such as advance approval requirements.

Generally, vote FOR shareholder proposals seeking double triggers on change in control cash severance provisions.

Consider on a CASE-BY-CASE basis proposals seeking a specific treatment (e.g., double trigger or pro-rata) of equity that vests upon change in control.  Generally vote FOR management proposals, unless evidence exists of abuse in historical compensation practices.  Generally vote AGAINST shareholder proposals regarding the treatment of equity if the change in control cash severance provisions are double-triggered and the company has provided a reasonable rationale regarding the treatment of equity.

Generally vote FOR shareholder proposals to submit executive severance agreements for shareholder ratification, if such proposals specify change in control events, Supplemental Executive Retirement Plans, or deferred executive compensation plans, or if ratification is required by the listing exchange.

Review on a CASE-BY-CASE basis all proposals to approve, ratify, or cancel executive severance or termination arrangements, including those related to executive recruitment or retention.  Generally vote FOR such compensation arrangements if:

(1)                     The primary concerns raised by the Agent would not result in a negative vote under these Guidelines on a management say on pay proposal or the relevant board or committee member(s);

(2)                     The issuer has provided adequate rationale and/or disclosure; or

(3)                     Support is recommended by the Agent or relevant Investment Professional(s) (e.g., as a condition to a major transaction such as a merger).

However, vote in accordance with the Agent’s recommendations AGAINST new or materially amended plans, contracts, or payments that include single trigger change in control cash severance provisions or do not require an actual change in control in order to be triggered.

Consider on a CASE-BY-CASE basis any parachute arrangement proposals opposed by the Agent due to single trigger equity acceleration or legacy single trigger change in control cash severance provisions.  Generally vote FOR such proposals, unless:  (1) the total payout to the named executive officers is deemed excessive versus the transaction equity value of the merger, (2) the single-triggered component of the payout is excessive versus the total payout, or (3) the arrangements contain an overly liberal change in control definition.

Employee Stock Ownership Plans (ESOPs)

Generally, vote FOR proposals that request shareholder approval in order to implement an ESOP or to increase authorized shares for existing ESOPs, except in cases when the number of shares allocated to the ESOP is “excessive” (i.e., generally greater than five percent of outstanding shares).

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401(k) Employee Benefit Plans

Generally, vote FOR proposals to implement a 401(k) savings plan for employees.

Holding Periods

Generally, vote AGAINST proposals requiring mandatory periods for officers and directors to hold company stock.

Advisory Votes on Executive Compensation (Say on Pay)

Generally, management proposals seeking ratification of the company’s compensation program will be voted FOR unless the program includes practices or features not supported under these Guidelines (including those referenced under Section 1. The Board of Directors, Compensation Practices) and the proposal receives a negative recommendation from the Agent.  Unless otherwise provided for herein, proposals not receiving the Agent’s support due to concerns regarding incentive structures, severance/termination payments, or vesting or performance criteria not otherwise supported by these Guidelines will be considered on a CASE-BY-CASE basis, factoring in whether the issuer has made improvements to its overall compensation program, and generally voting FOR if CEO pay appears aligned with performance and/or the company has provided a reasonable rationale and/or adequate disclosure regarding the matter(s) under consideration.  For say on pay proposals not supported by the Agent and referencing incentive plan concerns:

(1)                     Short-term incentive plans:  Proposals will be considered on a CASE-BY-CASE basis if they cite short-term incentive plans over which the board has exercised discretion to exclude extraordinary items, and voted AGAINST if treatment of such items has been inconsistent (e.g., exclusion of losses but not gains).

(2)                     Long-term incentive plans:  Proposals will be voted AGAINST if they cite long-term incentive plans that are inadequately aligned with shareholders because the performance period is too short or they lack an appropriate equity component (e.g., overly cash-based plans), except that the latter will be considered CASE-BY-CASE in connection with executives already holding significant equity positions.

Generally, vote AGAINST proposals when named executives have material input into setting their own compensation.

Generally, vote AGAINST proposals presented by issuers subject to Troubled Asset Relief Program (TARP) provisions if there is inadequate discussion of the process for ensuring that incentive compensation does not encourage excessive risk-taking.

Frequency of Advisory Votes on Executive Compensation

Generally, support proposals seeking an annual say on pay and oppose those seeking a less frequent say on pay.

9.                                      State of Incorporation

Voting on State Takeover Statutes

Review on a CASE-BY-CASE basis proposals to opt in or out of state takeover statutes (including control share acquisition statutes, control share cash-out statutes, freezeout provisions, fair price provisions, stakeholder laws, poison pill endorsements, severance pay and labor contract provisions, anti-greenmail provisions, and disgorgement provisions).

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Voting on Reincorporation Proposals

Proposals to change a company’s state of incorporation should be examined on a CASE-BY-CASE basis, generally supporting management proposals not assessed as a (1) potential takeover defense or (2) significant reduction of minority shareholder rights that outweigh the aggregate positive impact, but if so assessed, weighing management’s rationale for the change.  Generally, vote FOR management reincorporation proposals upon which another key proposal, such as a merger transaction, is contingent if the other key proposal is also supported.  Generally, vote AGAINST shareholder reincorporation proposals not also supported by the company.

10.                               Mergers and Corporate Restructurings

Input from the relevant Investment Professional(s) shall be given primary consideration with respect to proposals regarding business combinations, particularly those between otherwise unaffiliated parties, or other corporate restructurings being considered on behalf of that Fund.

Generally, vote FOR a proposal not typically supported under these Guidelines if a key proposal, such as a merger transaction, is contingent upon its support and a vote FOR is accordingly recommended by the Agent or relevant Investment Professional(s).

Mergers and Acquisitions

Votes on mergers and acquisitions should be considered on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals if no input is provided by the relevant Investment Professional(s).

Corporate Restructurings

Votes on corporate restructuring proposals, including demergers, minority squeezeouts, leveraged buyouts, spinoffs, liquidations, dispositions, divestitures, and asset sales, should be considered on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals if no input is provided by the relevant Investment Professional(s).

Adjournment

Generally, vote FOR proposals to adjourn a meeting to provide additional time for vote solicitation when the primary proposal, such as a merger or corporate restructuring, is also supported.  Absent such a proposal, vote FOR adjournment if all other proposals are supported and AGAINST if all others are opposed.  Under any other circumstances, consider on a CASE-BY-CASE basis.

Appraisal Rights

Generally, vote FOR proposals to restore, or provide shareholders with, rights of appraisal.

Changing Corporate Name

Generally, vote FOR changing the corporate name.

11.                               Mutual Fund Proxies

Approving New Classes or Series of Shares

Generally, vote FOR the establishment of new classes or series of shares.

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Authorizing the Board to Hire and Terminate Sub-Advisers Without Shareholder Approval

Generally, vote FOR these proposals.

Master-Feeder Structure

Generally, vote FOR the establishment of a master-feeder structure.

Establish Director Ownership Requirement

Generally, vote AGAINST shareholder proposals for the establishment of a director ownership requirement.

The matters below should be examined on a CASE-BY-CASE basis:

•                  Election of Directors

•                  Converting Closed-end Fund to Open-end Fund

•                  Proxy Contests

•                  Investment Advisory Agreements

•                  Preferred Stock Proposals

•                  1940 Act Policies

•                  Changing a Fundamental Restriction to a Nonfundamental Restriction

•                  Change Fundamental Investment Objective to Nonfundamental

•                  Name Rule Proposals

•                  Disposition of Assets/Termination/Liquidation

•                  Changes to the Charter Document

•                  Changing the Domicile of a Fund

•                  Change in Fund’s Subclassification

•                  Distribution Agreements

•                  Mergers

•                  Reimburse Shareholder for Expenses Incurred

•                  Terminate the Investment Adviser

•                  Majority Voting Proposals

12.                               Social and Environmental Issues

Boards of directors and company management are responsible for guiding the corporation in connection with matters that are most often the subject of shareholder proposals on social and environmental issues:  ensuring that the companies they oversee comply with applicable legal, regulatory and ethical standards, effectively managing risk, and assessing and addressing matters that may have a financial impact on shareholder value.  The Funds will generally vote in accordance with the board’s recommendation on such proposals unless it appears both that the stewardship noted above has fallen short and the issue is material to the company.  The former may be evidenced by the company’s failure to align its actions and disclosure with market practice and that of its peers, or the company’s having been subject to significant controversies, litigation, fines, or penalties in connection with the relevant issue.  Such instances will be considered CASE-BY-CASE.  The Funds will generally vote AGAINST shareholder proposals

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seeking to dictate corporate conduct, impose excessive costs or restrictions, duplicate policies already substantially in place, or release information that would not help a shareholder evaluate an investment in the corporation as an economic matter.  The Funds may ABSTAIN from voting on shareholder proposals where application of the Guidelines is unclear.  This may include cases where the concerns raised are considered valid but the policies or actions requested are not deemed appropriate or the issues are not clearly relevant to corporate performance or are not deemed appropriate for shareholder consideration.

13.                               Global Proxies

Companies incorporated outside the U.S. shall generally be subject to the foregoing U.S. Guidelines if they are listed on a U.S. exchange and treated as a U.S. domestic issuer by the SEC.  Where applicable and not provided for otherwise herein, certain U.S. Guidelines may also be applied to companies incorporated outside the U.S., e.g., companies with a significant base of U.S. operations and employees.  However, the following provide for differing regulatory and legal requirements, market practices, and political and economic systems existing in various global markets.

Unless otherwise provided for herein, it shall generally be the policy of the Funds to vote AGAINST global proxy proposals when the Agent recommends voting AGAINST such proposal because relevant disclosure by the issuer, or the time provided for consideration of such disclosure, is inadequate.  For purposes of these global Guidelines, “AGAINST” shall mean withholding of support for a proposal, resulting in submission of a vote of AGAINST or ABSTAIN, as appropriate for the given market and level of concern raised by the Agent regarding the issue or lack of disclosure or time provided.

In connection with practices described herein that are associated with a firm AGAINST vote, it shall generally be the policy of the Funds to consider them on a CASE-BY-CASE basis if the Agent recommends their support (1) as the issuer or market transitions to better practices (e.g., having committed to new regulations or governance codes) or (2) as the more favorable choice when shareholders must choose between alternate proposals.

Routine Management Proposals

Generally, vote FOR the following and other similar routine management proposals:

•                  the opening of the shareholder meeting

•                  that the meeting has been convened under local regulatory requirements

•                  the presence of quorum

•                  the agenda for the shareholder meeting

•                  the election of the chair of the meeting

•                  the appointment of shareholders to co-sign the minutes of the meeting

•                  regulatory filings (e.g., to effect approved share issuances)

•                  the designation of inspector or shareholder representative(s) of minutes of meeting

•                  the designation of two shareholders to approve and sign minutes of meeting

•                  the allowance of questions

•                  the publication of minutes

•                  the closing of the shareholder meeting

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Consider proposals seeking authority to call shareholder meetings on less than 21 days’ notice on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to consider whether the issuer has provided clear disclosure of its compliance with any hurdle conditions for the authority imposed by applicable law and has historically limited its use of such authority to time-sensitive matters.

Discharge of Management/Supervisory Board Members

Generally, vote FOR management proposals seeking the discharge of management and supervisory board members, unless the Agent recommends AGAINST due to concern about the past actions of the company’s auditors or directors or legal action is being taken against the board by other shareholders, including when the proposal is bundled.  Generally do not withhold support from such proposals in connection with remuneration practices otherwise supported under these Guidelines or as a means of expressing disapproval of broader practices of the issuer or its board.

Director Elections

Unless otherwise provided for herein, the Agent’s standards with respect to determining director independence shall apply.  These standards generally provide that, to be considered completely independent, a director shall have no material connection to the company other than the board seat.

Agreement with the Agent’s independence standards shall not dictate that a Fund’s vote shall be cast according to the Agent’s corresponding recommendation.  Further, unless otherwise provided for herein, the application of Guidelines in connection with such standards shall apply only when the nominee’s level of independence can be ascertained based on available disclosure.  These policies generally apply to director nominees in uncontested elections; votes in contested elections, and votes on director nominees not subject to policies described herein, should be made on a CASE-BY-CASE basis, with primary consideration in contested elections given to input from the relevant Investment Professional(s).

For issuers domiciled in Finland, France, Ireland, the Netherlands, Sweden, or tax haven markets, generally vote AGAINST non-independent directors opposed by the Agent when the full board serves as the audit committee, or the company does not have an audit committee.

For issuers in all markets, vote AGAINST non-independent nominees to the audit committee, as well as bundled slates including such nominees, unless the Agent otherwise recommends support (e.g., due to market practices or requirements).  If the slate is bundled and audit committee membership is unclear or proposed as a separate agenda item, vote FOR if the Agent otherwise recommends support.  For Canadian issuers, the Funds’ U.S. Guidelines with respect to audit committees shall apply.  For issuers in all markets, nominees (or slates of nominees) will be voted AGAINST if opposed by the Agent for failing to disclose audit fees broken down by category.  If the Agent opposes audit committee members because fees for non-audit services (excluding significant, one-time events) exceed 50 percent of total auditor fees, the provisions under Section 13. Ratification of Auditors and Approval of Auditors’ Fees shall apply.

Generally, vote FOR non-independent directors when the full board serves as the remuneration (compensation) or nominating committee, or the company does not have a remuneration or nominating committee, if the board meets the applicable independence requirements of the relevant listing exchange.  Vote FOR non-independent directors who sit on the remuneration or

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nominating committees if such committee meets the applicable independence requirements of the relevant listing exchange.

Generally follow the Agent’s recommendations to vote AGAINST individuals nominated as outside/non-executive directors who do not meet the Agent’s standard for independence, unless the slate of nominees is bundled and includes independent nominees, in which case the proposal(s) to elect board members shall be considered on a CASE-BY-CASE basis.

Generally follow the Agent’s standards for withholding support (AGAINST or ABSTAIN, as appropriate) from bundled slates or non-independent directors (typically, but not always, excluding the CEO), as applicable, if the board does not meet the Agent’s independence standards or the board’s independence cannot be ascertained due to inadequate disclosure.

For issuers in Italy presenting multiple slates of directors (voto di lista), generally withhold support (AGAINST or ABSTAIN, as appropriate) from all slates until nominee names are disclosed, and upon disclosure, generally follow the Agent’s standards for assessing which slate is best suited to represent shareholder interests.

For issuers in Japan, generally follow the Agent’s recommendations in furtherance of greater board independence and minority shareholder protections, including:

•                  At companies with controlling shareholders, if the board after the shareholder meeting does not include at least two directors deemed independent under the Agent’s standards, generally vote AGAINST reelection of top executives.

•                  At companies with a three-committee structure, generally vote AGAINST (1) outside director nominees not deemed independent under the Agent’s standards if the board after the shareholder meeting is not majority independent and (2) non-independent directors on the nominating committee if the board does not include at least two directors deemed independent under the Agent’s standards.

•                  At all companies, vote AGAINST the top executive if the board does not include at least one outside director.

Consider on a CASE-BY-CASE basis any nominee whom the Agent cites as having failed to implement a majority-approved shareholder proposal.  Vote FOR if the shareholder proposal has been reasonably addressed.  Vote AGAINST if the shareholder proposal is supported under these Guidelines and the board has not disclosed a credible rationale for not implementing the proposal.

Generally, withhold support (AGAINST or ABSTAIN, as appropriate) from nominees or slates of nominees opposed by the Agent because they are presented in a manner not aligned with market best practice and/or regulation, including:

•                  Bundled slates of nominees (e.g., Canada, France, Hong Kong, or Spain);

•                  Simultaneous reappointment of retiring directors (e.g., South Africa);

•                  In markets with term lengths capped by regulation or market practice, nominees whose terms exceed the caps or are not disclosed; or

•                  Nominees whose names are not disclosed in advance of the meeting or far enough in advance relative to voting deadlines to make an informed voting decision.

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Generally vote FOR nominees without regard to recommendations that the position of chairman should be separate from that of CEO or otherwise required to be independent, unless other concerns requiring CASE-BY-CASE consideration have been raised.  The latter would include former CEOs proposed as board chairmen in markets such as the United Kingdom for which best practice and the Agent recommend against such practice.

When cumulative or net voting applies, generally vote with the Agent’s recommendation to support nominees asserted by the issuer to be independent, irrespective of audit committee membership, even if independence disclosure or criteria fall short of Agent’s standards.

Consider nominees for whom the Agent has raised concerns regarding scandals or internal controls on a CASE-BY-CASE basis, generally supporting nominees or slates of nominees unless:

•                  The scandal or shortfall in controls took place at the company, or an affiliate, for which the nominee is being considered;

•                  Culpability can be attributed to the nominee (e.g., nominee manages or audits the relevant function); and

•                  The nominee has been directly implicated, with resulting arrest and criminal charge or regulatory sanction.

Consider non-independent nominees on a CASE-BY-CASE basis when the Agent has raised concerns regarding diminished shareholder value as evidenced by a significant drop in share price, generally voting with Agent’s recommendation AGAINST such nominees when few, if any, outside directors are present on the board and:

•                  The founding family has retained undue influence over the company despite a history of scandal or problematic controls;

•                  The nominees have engaged in protectionist activities such as introduction of a poison pill or preferential and/or dilutive share issuances; or

•                  Evidence exists regarding compliance or accounting shortfalls.

If the Agent recommends withholding support due to other material failures or egregious actions, the Funds’ U.S. Guidelines with respect to such issues shall apply.

Consider nominees serving on the remuneration committee on a CASE-BY-CASE basis if the Agent recommends withholding support from nominees in connection with remuneration practices not otherwise supported by these Guidelines, including cases in which the issuer has not followed market practice by submitting a resolution on executive compensation.  For Canadian issuers, the Funds’ U.S. Guidelines with respect to Section 1. Voting on Director Nominees in Uncontested Elections, Compensation Practices, shall apply.

For issuers in markets in which it is common practice for nominees’ attendance records to be disclosed, the Funds’ U.S. Guidelines with respect to director attendance shall apply.  The same two-year attendance policy shall be applied regarding attendance by directors and statutory auditors of Japanese companies if year-over-year data can be tracked by nominee.

Consider self-nominated or shareholder-nominated director candidates on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such candidates, except that (1) an unqualified candidate will generally not be supported simply to

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effect a “protest vote,” (2) a candidate will generally not be supported if the candidate’s agenda is not in line with the long-term best interests of the company, and (3) cases of multiple self-nominated candidates may be considered as a proxy contest if similar issues are raised (e.g., potential change in control).

Generally vote FOR nominees without regard to “over-boarding” issues raised by the Agent unless other concerns requiring CASE-BY-CASE consideration have been raised.

In cases where a director holds more than one board seat and corresponding votes, manifested as one seat as a physical person plus an additional seat as a representative of a legal entity, generally vote with the Agent’s recommendation to withhold support (AGAINST or ABSTAIN, as appropriate) from the legal entity and vote on the physical person.

Generally, vote with the Agent’s recommendation to withhold support (AGAINST or ABSTAIN, as appropriate) from nominees for whom support has become moot since the time the individual was nominated (e.g., due to death, disqualification, or determination not to accept appointment).

Generally, vote with the Agent’s recommendation when more candidates are presented than available seats and no other provisions under these Guidelines apply.

Board Structure

Generally, vote FOR proposals to fix board size, but vote AGAINST if the Agent opposes due to corporate governance, anti-takeover, or board independence concerns.  Generally, vote FOR proposals seeking a board range if the range is reasonable in the context of market practice and anti-takeover considerations.  Proposed article amendments in this regard shall be considered on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals.  Consider other proposals regarding board structure or policies on a CASE-BY-CASE basis, voting AGAINST if they promote practices not supported under these Guidelines.

For Japanese issuers, generally, follow the Agent’s approach to proposals seeking a board structure that would provide greater independence oversight of management and the board.

Director and Officer Indemnification and Liability Protection

Generally, vote in accordance with the Agent’s standards for indemnification and liability protection for officers and directors, voting AGAINST overly broad provisions.

Independent Statutory Auditors

With respect to Japanese companies that have not adopted the three-committee structure, vote AGAINST any nominee to the position of “independent statutory auditor” whom the Agent considers affiliated, e.g., if the nominee has worked a significant portion of his career for the company, its main bank, or one of its top shareholders.  Where shareholders must vote on multiple nominees in a single resolution, vote AGAINST all nominees.  When multiple slates of statutory auditors are presented, generally vote with the Agent’s recommendation, typically to support nominees deemed to be more independent and/or aligned with interests of minority shareholders.

Generally, vote AGAINST incumbent nominees at companies implicated in scandals or exhibiting poor internal controls.

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Key Committees

Generally, except where market practice otherwise dictates, vote AGAINST proposals that permit non-board members to serve on the audit, remuneration (compensation), or nominating committee, provided that bundled slates, if otherwise acceptable under these Guidelines, may be supported if no slate nominee serves on the relevant committee(s).  If not otherwise addressed under these Guidelines, consider other negative recommendations from the Agent regarding committee members on a CASE-BY-CASE basis.

Director and Statutory Auditor Remuneration

Consider director compensation plans on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals, while also factoring in the merits of the rationale and disclosure provided.

Generally, vote FOR proposals to approve the remuneration of directors and auditors as long as the amount is not excessive (e.g., significant increases should be supported by adequate rationale and disclosure), there is no evidence of abuse, the recipient’s overall compensation appears reasonable, and the board and/or responsible committee meet exchange or market standards for independence.

For European issuers, vote AGAINST non-executive director remuneration if:

•                  The advance general meeting documents do not specify fees paid to non-executive directors;

•                  The company seeks to excessively increase the fees relative to market or sector practices without providing a reasonable rationale for the increase; or

•                  It provides for granting of stock options or similarly structured equity-based compensation.

For Toronto Stock Exchange (TSX) issuers, the Agent’s limits with respect to equity awards to non-employee directors shall apply.

Bonus Payments

With respect to Japanese companies, generally follow the Agent’s guidelines on retirement and annual bonus payments, which include voting FOR retirement bonus proposals if all payments are for directors or auditors who have served as executives of the company and AGAINST such proposals if any payments are for outsiders, except when deemed appropriate by the Agent, provided that no payments shall be supported unless the individual or aggregate amounts are disclosed.  In all markets, if issues have been raised regarding a scandal or internal controls, generally vote AGAINST bonus proposals for retiring directors or continuing directors or auditors when culpability can be attributed to the nominee (e.g., if a Fund is also voting AGAINST the nominee under criteria herein regarding issues of scandal or internal controls), unless bundled with bonuses for a majority of directors or auditors a Fund is voting FOR.

Stock Option Plans for Independent Internal Statutory Auditors

With respect to Japanese companies, follow the Agent’s guidelines with respect to proposals regarding option grants to independent internal statutory auditors or other outside parties, generally voting AGAINST such plans.

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Amendment Procedures for Equity Compensation Plans and Employee Share Purchase Plans (ESPPs)

For TSX issuers, votes with respect to amendment procedures for security-based compensation arrangements and ESPPs shall generally be cast in a manner designed to preserve shareholder approval rights, with voting decisions generally based on the Agent’s recommendation.

Compensation Plans and Shares Reserved for Equity Compensation Plans

Unless otherwise provided for herein, votes with respect to equity compensation plans (e.g., option, warrant, restricted stock, or employee share purchase plans or participation in company offerings such as IPOs or private placements) or awards thereunder, the issuance of shares in connection with such plans, cash-based plans where appropriate, or related management proposals (e.g., article amendments), should be determined on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals, considering quantitative or qualitative factors as appropriate for the market and utilizing the Agent’s methodology, including classification of a company’s stage of development as growth or mature and the corresponding determination as to reasonability of the share requests.

Generally, vote AGAINST proposals that:

•                  Exceed Agent’s recommended burn rates or dilution limits, including cases in which the Agent suggests dilution cannot be fully assessed (e.g., due to inadequate disclosure);

•                  Provide deep or near-term discounts (or the equivalent, such as dividend equivalents on unexercised options) to executives or directors, unless discounts to executives are deemed by the Agent to be adequately mitigated by other requirements such as long-term vesting or performance requirements (e.g., Japan) or broad-based employee participation otherwise meeting the Agent’s standards (e.g., France);

•                  Are administered with discretion by potential grant recipients, unless such discretion is deemed acceptable due to market practice or other mitigating provisions;

•                  Provide for retirement benefits or equity incentive awards to outside directors if not in line with market practice (e.g., Australia, Belgium, or The Netherlands);

•                  Permit financial assistance to executives, directors, subsidiaries, affiliates, or related parties under conditions not supported by the Agent (e.g., misaligned with shareholders’ interests and/or posing excessive risk or independence concerns);

•                  For matching share plans, do not meet the Agent’s standards, considering holding period, discounts, dilution, participation, purchase price, and performance criteria;

•                  Provide for vesting upon change in control if deemed to evidence a potential conflict of interest or anti-takeover device or if the change in control definition is too liberal (e.g., does not result in actual change in control);

•                  Provide inadequate disclosure regarding vesting or performance requirements.

•                  Include vesting or performance periods that do not meet market standards (or the Agent’s standards where market standards are unclear);

•                  Permit post-employment vesting or exercise if deemed inappropriate by the Agent;

•                  Allow plan administrators to make material amendments without shareholder approval unless adequate prior disclosure has been provided, with such voting decisions generally based on the Agent’s approach to evaluating such plans;

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•                  Provide for contract or notice periods or severance/termination payments that exceed market practice, e.g., relative to multiples of annual compensation;

•                  Promote a pay practice (or combination of practices) not otherwise supported under these Guidelines that appears to diminish accountability to shareholders and/or has created a misalignment between CEO pay and performance with regard to shareholder value; or

•                  Provide for retesting in connection with achievement of performance hurdles unless the Agent’s analysis indicates that (1) performance targets are adequately increased in proportion to the additional time available, (2) the retesting is de minimis as a percentage of overall compensation or is acceptable relative to market practice, or (3) the issuer has committed to cease retesting within a reasonable period of time.

Generally, vote FOR such plans/awards or the related issuance of shares that (1) do not suffer from the defects noted above or (2) otherwise meet the Agent’s tests if the considerations raised by the Agent pertain primarily to vesting provisions, performance hurdles, discretionary bonuses, recruitment awards, retention incentives, non-compete payments, severance/termination payments, or incentive structures if:

(1)                     The company has provided adequate disclosure and/or a reasonable rationale regarding the relevant plan/award, practice, or participation;

(2)                     The recipient’s overall compensation appears reasonable;

(3)                     Potential payments or awards are not so significant (individually or collectively) as to potentially influence an executive’s decision-making (e.g., to enter into a transaction that will result in a change of control payment) or to effectively act as a poison pill; and

(4)                     The board and/or responsible committee meet exchange or market standards for independence.

Unless otherwise provided for herein, market practice of the primary country in which a company does business or competes for talent, or in which an employee is serving, as applicable, shall supersede that of the issuer’s domicile.

Consider proposals in connection with such plans or the related issuance of shares in other instances on a CASE-BY-CASE basis.

Remuneration Reports (Advisory Votes on Executive Compensation)

Generally, withhold support (AGAINST or ABSTAIN as appropriate for specific market and level of concerns identified) from remuneration reports/advisory votes on compensation that include compensation plans that:

(1)                     Permit practices or features not supported under these Guidelines, including conditions described under Compensation Plans and Shares Reserved for Equity Compensation Plans above;

(2)                     Permit retesting excessive relative to market practice (irrespective of the Agent’s support for the report as a whole);

(3)                     Cite long-term incentive plans deemed to be inadequately aligned with shareholders because the performance period is too short or they lack an appropriate equity component (e.g., overly cash-based plans), except that the latter will be considered CASE-BY-CASE in connection with executives already holding significant equity positions;

49

(4)                     Cite equity award valuation methods triggering a negative recommendation from the Agent;

(5)                     Include components, metrics, or rationales that have not been disclosed in line with market practice (although retrospective disclosure may be considered adequate);

(6)                     For issuers in Australia, permit open market purchase of shares in support of equity grants in lieu of seeking shareholder approval, but only if the issuer has a history of significant negative votes when formally seeking approval for such grants; or

(7)                     Include provisions for retirement benefits or equity incentive awards to outside directors if not in line with market practice, except that reports will generally be voted FOR if contractual components are reasonably aligned with market practices on a going-forward basis (e.g., existing obligations related to retirement benefits or terms contrary to evolving standards would not preclude support for the report).

Reports receiving the Agent’s support and not triggering the concerns cited above will generally be voted FOR.  Unless otherwise provided for herein, reports not receiving the Agent’s support due to concerns regarding vesting provisions, performance hurdles, discretionary bonuses, recruitment awards, retention incentives, non-compete payments, severance/termination payments, or incentive structures not otherwise supported by these Guidelines shall be considered on a CASE-BY-CASE basis, generally voted FOR if:

(1)                     The company has provided a reasonable rationale and/or adequate disclosure regarding the matter(s) under consideration;

(2)                     The recipient’s overall compensation appears reasonable;

(3)                     Potential payments or awards are not so significant (individually or collectively) as to potentially influence an executive’s decision-making (e.g., to enter into a transaction that will result in a change of control payment) or to effectively act as a poison pill; and

(4)                     The board and/or responsible committee meet exchange or market standards for independence.

Reports with typically unsupported features may be voted FOR when the Agent recommends their initial support as the issuer or market transitions to better practices (e.g., having committed to new regulations or governance codes).

Proposals to Provide an Advisory Vote on Executive Compensation

For issuers in Canada, generally support proposals seeking a say on pay, with a preference for an annual vote.

Shareholder Proposals Regarding Executive and Director Pay

Except as otherwise provided for herein, the Funds’ U.S. Guidelines with respect to shareholder proposals regarding executive and director pay shall generally apply.

General Share Issuances

Unless otherwise provided for herein, voting decisions shall generally be based on the Agent’s practice to determine support for general issuance requests (with or without preemptive rights), or related requests to repurchase and reissue shares, based on their amount relative to currently issued capital, appropriate volume and duration parameters, and market-specific considerations (e.g., priority right protections in France, reasonable levels of dilution and discount in Hong

50

Kong).  Requests to reissue repurchased shares will not be supported unless a related general issuance request is also supported.

Consider specific issuance requests on a CASE-BY-CASE basis based on the proposed use and the company’s rationale.

Generally, vote AGAINST proposals to issue shares (with or without preemptive rights), convertible bonds, or warrants, to grant rights to acquire shares, or to amend the corporate charter relative to such issuances or grants when concerns have been identified by the Agent with respect to inadequate disclosure, inadequate restrictions on discounts, failure to meet the Agent’s standards for general issuance requests, or authority to refresh share issuance amounts without prior shareholder approval.

Generally, vote AGAINST nonspecific proposals authorizing excessive discretion to a board.

Increases in Authorized Capital

Unless otherwise provided for herein, voting decisions should generally be based on the Agent’s approach, as follows.  Generally:

•                  Vote FOR nonspecific proposals, including bundled proposals, to increase authorized capital up to 100 percent over the current authorization unless the increase would leave the company with less than 30 percent of its new authorization outstanding.

•                  Vote FOR specific proposals to increase authorized capital, unless:

•                  The specific purpose of the increase (such as a share-based acquisition or merger) does not meet these Guidelines for the purpose being proposed; or

•                  The increase would leave the company with less than 30 percent of its new authorization outstanding after adjusting for all proposed issuances.

•                  Vote AGAINST proposals to adopt unlimited capital authorizations.

•                  The Agent’s market-specific exceptions to the above parameters shall be applied.

Preferred Stock

Unless otherwise provided for herein, voting decisions should generally be based on the Agent’s approach, including:

•                  Vote FOR the creation of a new class of preferred stock or issuances of preferred stock up to 50 percent of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

•                  Vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets the Agent’s guidelines on equity issuance requests.

•                  Vote AGAINST the creation of (1) a new class of preference shares that would carry superior voting rights to the common shares or (2) blank check preferred stock, unless the board states that the authorization will not be used to thwart a takeover bid.

Poison Pills/Protective Preference Shares

Generally, vote AGAINST management proposals in connection with poison pills or anti-takeover activities (e.g., disclosure requirements or issuances, transfers, or repurchases) that do not meet the Agent’s standards.  Generally vote in accordance with Agent’s recommendation to withhold support from a nominee in connection with poison pill or anti-takeover considerations

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when responsibility for the actions can be reasonably attributed to the nominee.  Generally DO NOT VOTE AGAINST director remuneration in connection with poison pill considerations raised by the Agent.

Waiver on Tender-Bid Requirement

Generally, consider proposals on a CASE-BY-CASE basis seeking a waiver for a major shareholder or concert party from the requirement to make a buyout offer to minority shareholders, voting FOR when little concern of a creeping takeover exists and the company has provided a reasonable rationale for the request, and with voting decisions generally based on the Agent’s approach to evaluating such requests.

Approval of Financial Statements and Director and Auditor Reports

Generally, vote FOR management proposals seeking approval of financial accounts and reports, unless there is concern about the company’s financial accounts and reporting, which, in the case of related party transactions, would include concerns raised by the Agent regarding inadequate disclosure, remuneration arrangements (including severance/termination payments exceeding local standards for multiples of annual compensation), or consulting agreements with non-executive directors.  Unless otherwise provided for herein, reports not receiving the Agent’s support due to other concerns regarding severance/termination payments not otherwise supported by these Guidelines shall be considered on a CASE-BY-CASE basis, factoring in the merits of the rationale or disclosure provided and generally voted FOR if the overall remuneration package and/or program at issue appears reasonable and the board and/or responsible committee meet exchange or market standards for independence.  Generally, vote AGAINST board-issued reports receiving a negative recommendation from the Agent due to concerns regarding independence of the board or the presence of non-independent directors on the audit committee.  However, generally do not withhold support from such proposals in connection with remuneration practices otherwise supported under these Guidelines or as a means of expressing disapproval of broader practices of the issuer or its board.

Remuneration of Auditors

Generally, vote FOR proposals to authorize the board to determine the remuneration of auditors, unless there is evidence of excessive compensation relative to the size and nature of the company.

Indemnification of Auditors

Generally, vote AGAINST proposals to indemnify auditors.

Ratification of Auditors and Approval of Auditors’ Fees

For Canadian issuers, the Funds’ U.S. Guidelines with respect to auditors and auditor fees shall apply.

For other markets, generally, follow the Agent’s standards for proposals seeking auditor ratification or approval of auditors’ fees, which generally indicate a vote FOR such proposals if the level of disclosure and independence meet the Agent’s standards.  However, if fees for non-audit services (excluding significant, one-time events) exceed 50 percent of total auditor fees, consider on a CASE-BY-CASE basis, and vote AGAINST ratification of auditors or approval of auditors’ fees opposed by the Agent if it appears that remuneration for the non-audit work is so lucrative as to taint the auditor’s independence, including circumstances where no rationale is provided.

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In other cases, generally vote FOR such proposals unless there are material concerns raised by the Agent about the auditor’s practices or independence.

Audit Commission

Consider nominees to the audit commission on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such candidates.

Allocation of Income and Dividends

With respect to Japanese companies, consider management proposals concerning allocation of income and the distribution of dividends, including adjustments to reserves to make capital available for such purposes, on a CASE-BY-CASE basis, generally voting with the Agent’s recommendations to support such proposals unless:

•                  The dividend payout ratio has been consistently below 30 percent without adequate explanation; or

•                  The payout is excessive given the company’s financial position.

Generally vote FOR such proposals by issuers in other markets.

In any markets, in the event management offers multiple dividend proposals on the same agenda, consider on a CASE-BY-CASE basis, with primary consideration given to input from the relevant Investment Professional(s) and voting decisions generally based on the Agent’s recommendation if no input is received.

Stock (Scrip) Dividend Alternatives

Generally, vote FOR most stock (scrip) dividend proposals, but vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Debt Instruments and Issuance Requests

Generally, vote AGAINST proposals authorizing excessive discretion to a board to issue or set terms for debt instruments (e.g., commercial paper).  Generally, vote FOR debt issuances for companies when the gearing level (current debt-to-equity ratio) is between zero and 100 percent.  Review on a CASE-BY-CASE basis proposals where the issuance of debt will result in the gearing level being greater than 100 percent, or for which inadequate disclosure precludes calculation of the gearing level, comparing any such proposed debt issuance to industry and market standards, and with voting decisions generally based on the Agent’s approach to evaluating such requests.

Financing Plans

Generally, vote FOR the adoption of financing plans if they are in the best economic interests of shareholders.

Related Party Transactions

Consider related party transactions on a CASE-BY-CASE basis.  Generally, vote FOR approval of such transactions unless the agreement requests a strategic move outside the company’s charter, contains unfavorable or high-risk terms (e.g., deposits without security interest or guaranty), or is deemed likely to have a negative impact on director independence.

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Approval of Donations

Generally, vote AGAINST such proposals unless adequate, prior disclosure of amounts is provided; if so, single- or multi-year authorities may be supported.

Capitalization of Reserves

Generally, vote FOR proposals to capitalize the company’s reserves for bonus issues of shares or to increase the par value of shares, unless concerns not otherwise supported under these Guidelines are raised by the Agent.

Investment of Company Reserves

These proposals should generally be analyzed on a CASE-BY-CASE basis, with primary consideration given to input from the relevant Investment Professional(s).

Article and Bylaw Amendments

Review on a CASE-BY-CASE basis all proposals seeking adoption of, or amendments to, the articles of association, bylaws, or related board policies.

Generally, vote FOR the proposal if:

•                  The change or policy is editorial in nature;

•                  Shareholder rights are protected;

•                  There is negligible or positive impact on shareholder value;

•                  Management provides adequate reasons for the amendments or the Agent otherwise supports management’s position;

•                  It seeks to discontinue and/or delist a form of the issuer’s securities when the relevant Fund does not hold the affected security type;

•                  Notice or disclosure requirements are reasonable; or

•                  The company is required to do so by law (if applicable).

Generally, vote AGAINST the proposal if:

•                  It removes or lowers quorum requirements for board or shareholder meetings below levels recommended by the Agent;

•                  It reduces relevant disclosure to shareholders;

•                  It seeks to align the articles with provisions of another proposal not supported by these Guidelines;

•                  It is not supported under these Guidelines, is presented within a bundled proposal, and the negative impact, on balance, outweighs any positive impact; or

•                  It imposes a negative impact on existing shareholder rights, including rights of the Funds, or diminishes accountability to shareholders to the extent that any positive impact would not be deemed to be sufficient to outweigh removal or diminution of such rights.

With respect to article amendments for Japanese companies:

•                  Generally vote FOR management proposals to amend a company’s articles to expand its business lines.

•                  Generally vote FOR management proposals to amend a company’s articles to provide for an expansion or reduction in the size of the board, unless the expansion/reduction is clearly disproportionate to the growth/decrease in the scale of the business or raises anti-takeover concerns.

•                  If anti-takeover concerns exist, generally vote AGAINST management proposals,

54

including bundled proposals, to amend a company’s articles to authorize the Board to vary the annual meeting record date or to otherwise align them with provisions of a takeover defense.

•                  Generally follow the Agent’s guidelines with respect to management proposals regarding amendments to authorize share repurchases at the board’s discretion, voting AGAINST proposals unless there is little to no likelihood of a creeping takeover or constraints on liquidity (free float of shares is low), and where the company is trading at below book value or is facing a real likelihood of substantial share sales; or where this amendment is bundled with other amendments which are clearly in shareholders’ interest.

Other Business

In connection with global proxies, vote in accordance with the Agent’s market-specific recommendations on management proposals for Other Business, generally AGAINST.

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PART C

OTHER INFORMATION

Voya Senior Income Fund

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1.                        Financial Statements

Contained in Part A: For Class A, Class B, and Class C Common Shares, the years ended February 28, 2014, February 28, 2013, February 29, 2012, February 28, 2011, February 28, 2010, February 28, 2009, February 29, 2008, February 28, 2007, February 28, 2006, and February 28, 2005, and for Class I and Class W Common Shares, the years ended February 28, 2014, February 28, 2013, February 29, 2012, February 28, 2011 and February 28, 2010, and the period ended April 15, 2008 to February 28, 2009 (Class I and Class W Common Shares).

Contained in Part B: Financial Statements are incorporated in Part B by reference to Registrant’s February 28, 2014 annual shareholder report (audited) and August 31, 2013 semi-annual shareholder report (unaudited).

2.   Exhibits

(A)(i)                    Agreement and Declaration of Trust dated December 15, 2000 — Filed as an exhibit to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2 (File No. 811-10223), filed on February 2, 2001 and incorporated herein by reference.

(a)                                 Amendment No. 1 dated March 1, 2002 to Agreement and Declaration of Trust —  Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

(b)                                 Amendment No. 2 dated January 31, 2008 to Agreement and Declaration of Trust — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (the “1933 Act”) on Form N-2 (333-150236) filed on April 14, 2008 and incorporated herein by reference.

(c)                                  Amendment No. 3 dated November 20, 2009 to Agreement and Declaration of Trust — Filed as an exhibit to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 on June 29, 2010 and incorporated herein by reference.

(d)                                 Amendment No. 4 dated May 19, 2011 to Agreement and Declaration of Trust — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on June 26, 2012 and incorporated herein by reference.

(ii)                     Certificate of Trust of Voya Senior Income Fund dated December 15, 2000 — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

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(a)                                 Certificate of Amendment of Certificate of Trust dated March 26, 2001 — Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

(b)                                 Certificate of Amendment of Certificate of Trust effective March 1, 2002 — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

(c)                                  Certificate of Amendment of Certificate of Trust effective May 1, 2014 — Filed herein.

(B)                               Bylaws adopted on December 15, 2000 — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act (File No. 811-10223) on Form N-2 filed on February 2, 2001 and incorporated herein by reference.

(C)                               Not Applicable

(D)                               Not Applicable

(E)                                Not Applicable

(F)                                 Not Applicable

(G)(i)                    Advisory Agreement dated June 13, 2013 between Voya Senior Income Fund and Voya Investments, LLC (formerly, ING Investments, LLC) — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-192499) filed on November 22, 2013 and incorporated herein by reference.

(ii)                      Sub-Advisory Agreement dated June 13, 2013 between Voya Investments, LLC and Voya Investment Management Co. LLC (formerly, ING Investment Management Co. LLC) — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-192499) filed on November 22, 2013 and incorporated herein by reference.

(H)(i)                   Underwriting Agreement dated June 13, 2013 — Filed herein.

(ii)                  Form of Financial Institution Selling Group Agreement — Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

(I)                                   Not Applicable

(J)(i)                        Custodian and Investment Accounting Agreement dated November 1, 2001 between the Registrant and State Street Bank and Trust Company — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

(a)                                 First Amendment, dated March 1, 2002, to Custodian and Investment Accounting

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Agreement — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

(b)                                 Second Amendment, dated October 1, 2007, to Custodian and Investment Accounting Agreement — Filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 30, 2008 and incorporated herein by reference.

(c)                                  Third Amendment and Exhibit A dated August 2, 2010 to Custodian and Investment Accounting Agreement — Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 28, 2011 and incorporated herein by reference.

(K)(i)                   Amended and Restated Administration Agreement between Voya Senior Income Fund and Voya Funds Services, LLC (formerly, ING Funds Services, LLC) dated September 1, 2001 as amended and restated on March 7, 2013 — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-192499) filed on November 22, 2013 and incorporated herein by reference.

(ii)                  Amended and Restated Shareholder Service Plan for Class A dated November 29, 2012 — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-189639) filed on June 27, 2013 and incorporated herein by reference.

(iii)               Amended and Restated Service and Distribution Plan for Class B shares dated November 29, 2012 — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form  N-2 (333-189639) filed on June 27, 2013 and incorporated herein by reference.

(a)                                 Fee Waiver letter dated July 1, 2014 to the Amended and Restated Service and Distribution Plan for Class B shares for the period from July 1, 2014 through July 1, 2015 — Filed herein.

(iv)              Amended and Restated Service and Distribution Plan for Class C shares dated November 29, 2012 — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form   N-2 (333-189639) filed on June 27, 2013 and incorporated herein by reference.

(v)                 Third Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 for Voya Senior Income Fund last amended May 19, 2011 — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on June 26, 2012 and incorporated herein by reference.

(vi)              Expense Limitation Agreement between Voya Senior Income Fund and Voya Investments, LLC effective June 13, 2013 — Filed herein.

(vii)           Form of Revolving Loan Agreement — Filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

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(viii)        Transfer Agency Services Agreement dated February 25, 2009 between PNC Global Investment Servicing (U.S.) INC., (“PNC”) and Voya Senior Income Fund — Filed as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on June 23, 2009 and incorporated herein by reference.

(a)         Amendment, dated February 8, 2011, to Transfer Agency Services Agreement between BNY Mellon Investment Servicing (US) Inc. (“BNYM”) (formerly, PNC) and Voya Senior Income Fund — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on June 28, 2011 and incorporated herein by reference.

(b)         Amended Exhibit A, effective May 1, 2013, to the Transfer Agency Services Agreement between PNC and Voya Senior Income Fund — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-189639) filed on June 27, 2013 and incorporated herein by reference.

(ix)              Allocation Agreement — Directors & Officers Liability dated May 24, 2002 — Filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 28, 2004 and incorporated herein by reference.

(a)                                 Amended Schedule A, dated September 12, 2013, with respect to Allocation Agreement — Directors and Officers Liability — Filed herein.

(x)                 Allocation Agreement — Fidelity Bond dated May 24, 2002 — Filed as an exhibit to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 28, 2004 and incorporated herein by reference.

(a)                                 Amended Schedule A, dated May 2007, with respect to Allocation Agreement Fidelity Bond — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the 1933 Act on Form N-2 (333-150236) filed on April 14, 2008 and incorporated herein by reference.

(L) (1)              Opinion and Consent of Dechert LLP regarding Registration of additional Class A and Class C Common Shares dated June 29, 2007 — Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on June 29, 2005 and incorporated herein by reference.

(2)                 Opinion of Dechert LLP regarding legality of shares being registered — Class I and Class W Common Shares — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the 1933 Act on Form N-2 (333-150236) filed on April 14, 2008 and incorporated herein by reference.

(3)                 Opinion and Consent of Dechert LLP regarding legality of shares being registered — Class A, Class C, and Class W Common Shares — Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 28, 2011 and incorporated herein by reference.

(4)                 Opinion and Consent of Dechert LLP regarding legality of shares being registered —

4

Class W Common Shares — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-189639) filed on June 27, 2013 and incorporated herein by reference.

(5)                 Opinion and Consent of Dechert LLP regarding legality of shares being registered — Class A and Class I Common Shares — Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-192499) filed on November 22, 2013 and incorporated herein by reference.

(M)                            Not Applicable

(N)(i)                    Consent of Dechert LLP — Filed herein.

(ii)                  Consent of KPMG LLP — Filed herein.

(O)                               Not Applicable

(P)                                 Representation Letter — Filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

(Q)                               Not Applicable

(R)(i)                    Voya Funds and Advisers Code of Ethics Amended May 2014 — Filed herein.

ITEM 26. MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not Applicable.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Not Applicable.

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ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Class A Common Shares	15,251	as of May 31, 2014
Class B Common Shares	86	as of May 31, 2014
Class C Common Shares	11,708	as of May 31, 2014
Class I Common Shares	3,671	as of May 31, 2014
Class W Common Shares	1,919	as of May 31, 2014
Total	32,635	as of May 31, 2014

ITEM 30. INDEMNIFICATION

Section 8.2 of the Agreement and Declaration of Trust provides: The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Fund, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Fund out of its assets shall indemnify, defend and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee’s performance of his or her duties as a Trustee of the Fund; PROVIDED, HOWEVER, that the Fund shall not indemnify a Trustee against liability caused by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Every note, bond, contract, instrument, certificate or undertaking, and every other act or thing whatsoever issued, executed or done by or on behalf of the Fund or the Trustees or any of them, in connection with the Fund shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or a Trustee, and such Trustees or Trustee shall not be personally liable thereon.

Section 8.3 of the Agreement and Declaration of Trust provides: The exercise by the Trustees of their powers and discretion hereunder shall be binding upon everyone interested. A Trustee shall be liable to the Fund and to any Shareholder solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. In performing their duties, the Trustees may rely on any information, advice, opinion, report or statement (including without limiting the generality of the foregoing any financial statement or other financial data and any interpretation of the meaning and operation of the Fund’s governing documents), prepared or presented by an officer or employee of the Fund, or prepared or presented by a lawyer, certified public accountant or other person as a matter which a Trustee believes to be within the person’s professional or expert competence and the Trustees shall be under no liability for any act or omission in accordance with any such information advice, opinion, report or statement nor failing to rely on or follow such information, advice, opinion, report or statement. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 8.4 of the Agreement and Declaration of Trust provides: The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Fund assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Fund, whether or not the Fund would have the power to indemnify him or her against such liability under the provisions of this Article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public

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policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT MANAGER

Information as to the Trustees and officers of the Investment Manager, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Investment Manager in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and is incorporated herein by reference thereto.

Information as to the directors and officers of the sub-adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the sub-adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV for Voya Investment Management Co. LLC (File No. 801-9046) filed under the Investment Advisers Act of 1940, as amended, and is incorporated by reference thereto.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

The amounts and records of the Registrant will be maintained at its office at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258 and at the office of its custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

1.                                      Not Applicable.

2.                                      Not Applicable.

3.                                      Not Applicable.

4.a.                            To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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b.                                      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.                                       To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5.                                      Not Applicable

6.                                      The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, (the “1933 Act”), and the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under paragraph (b) of Rule 486 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale and State of Arizona on the 24th day of June, 2014.

VOYA SENIOR INCOME FUND

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

Todd Modic*	Senior Vice President and Chief/Principal Financial Officer	June 24, 2014

Colleen D. Baldwin*	Trustee	June 24, 2014

John V. Boyer*	Trustee	June 24, 2014

Patricia W. Chadwick*	Trustee	June 24, 2014

Albert E. DePrince, Jr.*	Trustee	June 24, 2014

Peter S. Drotch*	Trustee	June 24, 2014

J. Michael Earley*	Trustee	June 24, 2014

Russell H. Jones *	Trustee	June 24, 2014

Patrick W. Kenny*	Trustee	June 24, 2014

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Shaun P. Mathews*	Interested Trustee and President and Chief Executive Officer	June 24, 2014

Joseph E. Obermeyer*	Trustee	June 24, 2014

Sheryl K. Pressler*	Trustee	June 24, 2014

Roger B. Vincent*	Trustee	June 24, 2014

* By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Attorney-in-Fact**

**       Powers of Attorney for Todd Modic and each Trustee dated November 21, 2013 were filed as attachments to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-192499) filed on November 22, 2013 and incorporated herein by reference.

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Exhibit Number	Exhibit Description
2(A)(ii)(c)	Certificate of Amendment of Certificate of Trust effective May 1, 2014
2(H)(i)	Underwriting Agreement dated June 13, 2013
2(K)(iii)(a)	Fee Waiver letter dated July 1, 2014 to the Amended and Restated Service and Distribution Plan for Class B shares for the period from July 1, 2014 through July 1, 2015
2(K)(vi)	Expense Limitation Agreement between Voya Senior Income Fund and Voya Investments, LLC effective June 13, 2013
2(K)(ix)(a)	Amended Schedule A, dated September 12, 2013, with respect to Allocation Agreement — Directors and Officers Liability
2(N)(i)	Consent of Dechert LLP
2(N)(ii)	Consent of KPMG LLP
2(R)(i)	Voya Funds and Advisers Code of Ethics Amended May 2014

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